UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 7, 2020

Cott Corporation

(Exact name of registrant as specified in its charter)

Canada	001-31410	98-0154711
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1200 Britannia Rd., East Mississauga, Ontario, Canada	L4W 4T5

Corporate Center III 4221 W. Boy Scout Blvd., Suite 400 Tampa, Florida, United States	33607
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:	(905) 795-6500 (813) 313-1732

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares without nominal or par value	COT	New York Stock Exchange
	BCB	Toronto Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On February 7, 2020, Cott Corporation (the “Company”) and certain of its subsidiaries entered into an amendment (the “ABL Amendment”) to the Company’s existing senior secured asset-based lending facility (the “ABL Facility”). The ABL Amendment amended the Second Amended and Restated Credit Agreement, dated as of January 30, 2018, with J.P. Morgan Chase Bank, N.A., as Administrative Agent, which governs the ABL Facility (the “ABL Credit Agreement”).

The ABL Amendment modified certain negative covenants of the ABL Facility to facilitate (i) the sale, subject to certain limited conditions set forth in the ABL Amendment, of the Company’s subsidiary, S. & D. Coffee, Inc. (“S&D”), pursuant to that certain Stock Purchase Agreement by and among Westrock Coffee Company LLC, Cott Holdings Inc. (“Holdings”), S&D and the Company, dated as of January 30, 2020, and the release of S&D from its obligations under the ABL Facility in connection with such sale (the “S&D Sale and Release”) and (ii) the Company’s acquisition (through its subsidiaries) of Primo Water Corporation (“Primo”) pursuant to that certain Agreement and Plan of Merger, dated as of January 13, 2020, by and among Primo, the Company, Holdings, Fore Acquisition Corporation and Fore Merger LLC, as amended through the date of the ABL Amendment (the “Primo Acquisition”).

Effective as of February 7, 2020, the ABL Amendment amended the ABL Facility to (a) permit the S&D Sale and Release, subject to the satisfaction of certain limited conditions set forth in the ABL Amendment, and to permit the Company to use the proceeds from such sale to either (i) finance the Primo Acquisition, or (ii) repay the Primo Acquisition Term Loan (described below), in each case prior to being used to prepay the loans under the ABL Facility, (b) limit the conditions required to be met in order for the Primo Acquisition to be permitted under the ABL Facility, (c) increase the amount of eligible inventory and eligible accounts of the entities to be acquired in the Primo Acquisition that may be included in the Company’s borrowing base under the ABL Facility prior to the completion of field exams and collateral audits, (d) revise certain dollar thresholds upon the consummation of the S&D Sale and Release, and (e) permit an additional period of 30 days (as may be extended by the administrative agent) to deliver certain insurance policy endorsements following the consummation of the Primo Acquisition. In addition, the ABL Amendment also contained miscellaneous other amendments that became effective as of February 7, 2020.

The ABL Amendment also included additional changes to the ABL Facility that would permit the incurrence by Holdings of a term loan on terms consistent with those set forth in that certain commitment letter, dated as of January 13, 2020, among the Company, Deutsche Bank Securities Inc. and Deutsche Bank AG New York Branch, in an amount of up to $400 million to finance the Primo Acquisition and related fees, expenses and debt repayment (the “Primo Acquisition Term Loan”) and modify related provisions of the ABL Credit Agreement. Such amendments will not become effective unless and until certain additional conditions set forth in the ABL Amendment are met, which conditions include the borrowing of the Primo Acquisition Term Loan.

Additional Information and Where to Find It

This communication relates to a pending business combination between Cott and Primo. Cott commenced an exchange offer for the outstanding shares of Primo on January 28, 2020. This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the parties will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer was commenced, Cott and its acquisition subsidiary filed an exchange offer statement on Schedule TO, Cott filed a registration statement on Form S-4 and Primo filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. Each of Cott and Primo also plan to file other relevant documents with the SEC regarding the proposed transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO EXCHANGE, THE RELATED LETTER OF ELECTON AND TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING DOCUMENTS, CONTAIN IMPORTANT INFORMATION. PRIMO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PRIMO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Election and Transmittal and certain other exchange offer documents are available to all of Primo’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Cott are available free of charge under the heading of the Investor Relations section of Cott’s website at www.cott.com/investor-relations/. Copies of the documents filed with the SEC by Primo are available free of charge under the SEC filings heading of the Investors section of Primo’s website at http://ir.primowater.com/.

Safe Harbor Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve inherent risks and uncertainties and you are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. These statements can otherwise be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained in this communication include, but are not limited to, statements related to Cott’s plans, objectives, expectations and intentions with respect to the proposed S&D transaction, the anticipated timing of the proposed S&D transaction, the proposed Primo transaction and the combined company, the anticipated timing of the proposed Primo transaction, and the potential impact the transactions will have on Cott and other matters related to either or both of them. The forward-looking statements are based on assumptions regarding current plans and estimates of management of Cott. Such management believes these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this communication include, among others: changes in expectations as to the closing of the transaction including timing and changes in the method of financing the transaction; the satisfaction of the conditions precedent to the consummation of the proposed transaction (including a sufficient number of Primo shares being validly tendered into the exchange offer to meet the minimum condition), the risk of litigation and regulatory action related to the proposed transactions, expected synergies and cost savings are not achieved or achieved at a slower pace than expected; integration problems, delays or other related costs; retention of customers and suppliers; and unanticipated changes in laws, regulations, or other industry standards affecting the companies; and other risks and important factors contained and identified in Cott’s filings with the SEC, including its Quarterly Reports on Form 10-Q and Annual Report on Form 10-K.

The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott’s Annual Report on Form 10-K and its quarterly reports on Form 10-Q, as well as other filings with the SEC. Forward-looking statements reflect the analysis of management of Cott as of the date of this communication. Cott does not undertake to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description

10.1	Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of February 7, 2020, and among Cott Corporation, Cott Holdings Inc., DS Services of America, Inc., S. & D. Coffee, Inc., Aimia Foods Limited, Aquaterra Corporation and the other Loan Parties party thereto, the Lenders party thereto, as 2020 consenting lenders, JPMorgan Chase Bank, N.A., as administrative agent and administrative collateral agent, and each of the other parties party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cott Corporation
(Registrant)
February 11, 2020

	By:	/s/ Marni Morgan Poe
Marni Morgan Poe Chief Legal Officer and Secretary

Exhibit 10.1

EXECUTION VERSION

AMENDMENT NO. 1 TO SECOND AMENDED AND RESTATED CREDIT

AGREEMENT

AMENDMENT NO. 1 TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT, dated as of February 7, 2020 (this “Agreement”), by and among the Borrowers listed on the signature pages hereto, the Lenders party hereto, as 2020 Consenting Lenders (as defined below) with respect to Section 2 and Section 4 hereof and 2020 Supermajority Consenting Lenders (as defined below) with respect to Section 3 hereof, JPMorgan Chase Bank, N.A., as Administrative Agent and as Administrative Collateral Agent, and each of the other parties party hereto.

WHEREAS, Cott Corporation Corporation Cott, a corporation organized under the laws of Canada (the “Company”); Aquaterra Corporation, a corporation organized under the laws of Canada; Cott Holdings Inc., a Delaware corporation (“CHI”); DS Services of America, Inc., a Delaware corporation; S. & D. Coffee, Inc., a North Carolina corporation (“S&D Coffee”), and Aimia Foods Limited, a company organized under the laws of England and Wales, as Borrowers, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., London Branch, as UK Security Trustee, JPMorgan Chase Bank, N.A., as Administrative Agent and Administrative Collateral Agent, and each of the other parties party thereto, are parties to that certain Second Amended and Restated Credit Agreement, dated as of January 30, 2018 (as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof, the “Credit Agreement”).

WHEREAS, the Borrowers have requested that the Administrative Agent and the 2020 Consenting Lenders enter into this Agreement to amend the Credit Agreement as provided for herein in order to (a) permit the Coffee Disposition (as defined below), (b) permit the incurrence by CHI of the 2020 Term Loan Facility (as defined below), the proceeds of which, together with cash on the balance sheet of the Company and/or its subsidiaries (including the Net Proceeds, if any, received by CHI in connection with the Coffee Disposition), shall, if and when the 2020 Term Loan Facility is funded, be used to (i) finance the cash portion of the consideration for the Company’s acquisition of all of the equity interests of Primo Water Corporation, a Delaware corporation (the “Target”), pursuant to that certain Agreement and Plan of Merger, dated as of January 13, 2020, by and among the Target, the Company, CHI, Fore Acquisition Corporation, a Delaware corporation and Fore Merger LLC, a Delaware limited liability company, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of January 30, 2020, as the same may be further amended, supplemented or modified (the “2020 Acquisition Agreement”), (ii) repay all outstanding indebtedness of the Target under that certain Credit Agreement, dated as of June 22, 2018, by and among the Target, as the borrower, the subsidiaries of the Target identified therein as guarantors, the lenders from time to time party thereto, SunTrust Bank, as administrative agent, issuing bank and swingline lender and the other parties party thereto, and terminate and release all security interests in respect of any collateral granted to secure such indebtedness (this clause (ii), the “Refinancing”) and (iii) pay the fees and expenses incurred in connection with the foregoing or related financings (the Coffee Disposition, together with the transactions in this clause (b), collectively, the “2020 Transactions”) and (c) make certain other changes set forth in this Agreement in connection with the foregoing.

WHEREAS, the Borrowers have also requested that the Administrative Agent and the 2020 Supermajority Consenting Lenders enter into this Agreement to amend the Credit Agreement in order to amend the definition of “Borrowing Base” as set forth in Section 3 hereof (the Credit Agreement, as amended by the amendments contemplated by Section 2, Section 3 and Section 4 hereof, to the that extent the Amendment Agreement Effective Date, the Supermajority Amendment Effective Date and the Amendment Effective Date (in each case, as defined below) have occurred, the “Amended Credit Agreement”).

WHEREAS, the Borrowers have also requested that the Administrative Agent and the 2020 Consenting Lenders enter into this Agreement to provide certain consents, acknowledgments and waivers with respect to the 2020 Transactions on the terms and subject to the conditions set forth herein.

WHEREAS, pursuant to Section 9.02 of the Credit Agreement, the Administrative Agent, the 2020 Consenting Lenders and 2020 Supermajority Consenting Lenders are willing to amend the Credit Agreement and provide such consents, acknowledgments and waivers on the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto hereby agree as follows:

SECTION 1. Defined Terms. Capitalized terms used but not defined herein (including in the preamble and recitals hereto) have the meanings assigned to them in the Amended Credit Agreement. The provisions of Section 1.03 of the Amended Credit Agreement are hereby incorporated by reference herein, mutatis mutandis. In addition, as used herein:

(i) “2020 Acquisition” means the Company’s acquisition of all of the equity interests of the Target in accordance with the terms of the 2020 Acquisition Agreement;

(ii) “2020 Term Loan Facility Amendments Termination Date” means July 28, 2020;

(iii) “2020 Consenting Lenders” means those Lenders that have executed signature pages hereto as “2020 Consenting Lenders”, which Lenders in the aggregate constitute the “Required Lenders” under the Credit Agreement;

(iv) “2020 Supermajority Consenting Lenders” means those Lenders that have executed signature pages hereto as “2020 Supermajority Consenting Lenders”, which Lenders in the aggregate constitute the “Supermajority Lenders” under the Credit Agreement;

(v) “2020 Term Loan Facility” means a term loan credit facility to the extent that the terms of such facility are consistent in all material respects with the terms set forth in that certain commitment letter, dated as of January 13, 2020, among the Company, Deutsche Bank Securities Inc. and Deutsche Bank AG New York Branch, as in effect on January 13, 2020 (together with any exhibits, schedules and annexes thereto as in effect on such date, the “2020 Term Loan Commitment Letter”) (after giving effect to any flex item exercised pursuant to the Fee Letter, dated as of January 13, 2020, by and among CHI, Deutsche Bank Securities Inc. and Deutsche Bank AG New York Branch, executed in connection therewith (the “2020 Term Loan Fee Letter”));

(vi) “Coffee Disposition” means the disposition of all of the equity interests in S&D Coffee (and all or substantially all of the assets of S&D Coffee (the “S&D Assets”)) as described in, and pursuant to, that certain Stock Purchase Agreement by and among Westrock Coffee Company, LLC, CHI, S&D Coffee and the Company, dated as of January 30, 2020 (as amended, the “Coffee Disposition Agreement”); and

(vii) “Coffee Disposition Conditions” means the satisfaction of each of the following conditions prior to, or substantially concurrently with the consummation of, the Coffee Disposition:

(A) The Coffee Disposition shall be consummated in all material respects in accordance with the terms described in the Coffee Disposition Agreement as in effect on the Amendment Agreement Effective Date, without giving effect to any amendments thereto or modifications, consents or waivers of any provision thereof that, in any such case, are materially adverse to the Administrative Agent, the Administrative Collateral Agent, or any of the Lenders in their capacities as such, without the prior written consent of the Administrative Agent;

(B) at the time of and immediately after giving effect to the Coffee Disposition, no Material Default shall exist;

(C) On or prior to the date that the Coffee Disposition is consummated, the Borrower Representative shall, by written notice to the Administrative Agent, terminate the status of S&D Coffee as a Borrower, a Borrowing Base Contributor, and a Borrowing Base Guarantor subject to the terms of, and the satisfaction of the conditions set forth in, this clause (C), at which time S&D Coffee shall cease to be a Borrower, a Borrowing Base Contributor and a Borrowing Base Guarantor for all purposes under the Amended Credit Agreement and the other Loan Documents, and:

(1) S&D Coffee shall have repaid all Loans and accrued interest thereon owing by it;

(2) either (i) the applicable applicants and account parties in respect of each Letter of Credit identified on Schedule I hereto (each, an “S&D L/C”) shall have entered into documentation reasonably satisfactory to the applicable Issuing Bank in respect of such S&D L/C, and shall have provided cash collateral, a back-to-back letter of credit or agreed to other arrangements or credit support in respect of such S&D L/Cs, in each case reasonably acceptable to such Issuing Bank, or (ii) the S&D L/Cs shall have expired or terminated and all accrued and unpaid LC Disbursements, fees, expenses and other Obligations in respect of such S&D L/Cs shall have been paid in full; it being understood and agreed that for each S&D L/C, upon the satisfaction of either clause (i) or clause (ii) above in respect of such S&D L/C, then such S&D L/C shall immediately cease to constitute a “Letter of Credit” for all purposes under the Amended Credit Agreement and each other Loan Document;

(3) All Swap Agreements for the account of S&D Coffee in which JPMCB or its Affiliate is the counterparty shall have been terminated and all Swap Agreement Obligations in respect thereof shall have been repaid;

(4) at the time of and immediately after giving effect to the removal described in this clause (C), (x) no Material Default shall exist, and (y) Aggregate Availability shall be greater than or equal to 17.5% of the Borrowing Base; and

(5) the Borrower Representative shall have delivered an updated Borrowing Base Certificate to the Administrative Agent based on the Borrowing Base Certificate most recently delivered pursuant to the Credit Agreement, demonstrating the effect of the removal of all assets of S&D Coffee on the Borrowing Base; and

(viii) “Material Default” means an Event of Default under clauses (a), (b), (h), (i) or (j) of Article VII of the Credit Agreement.

SECTION 2. Coffee Disposition Amendment, Consent and Waiver; 2020 Acquisition Acknowledgment and Waiver; 2020 Acquisition Amendments. Effective as of the Amendment Agreement Effective Date (as defined below), the 2020 Consenting Lenders agree as follows:

(a) Coffee Disposition Amendment and Consent.

(i) Clause (o) of Section 6.05 of the Credit Agreement is hereby amended and restated in its entirety to read: “(o) Subject to the satisfaction (or waiver thereof by the Administrative Agent) of the Coffee Disposition Conditions (as defined in the First Amendment Agreement), the Coffee Disposition (as defined in the First Amendment Agreement);”.

(ii) The 2020 Consenting Lenders hereby direct the Administrative Collateral Agent (and based on such direction, the Administrative Collateral Agent hereby agrees), upon and substantially concurrently with the consummation of the Coffee Disposition, in each case subject to the satisfaction (or waiver by the Administrative Agent) of the Coffee Disposition Conditions, to release the security interest in the S&D Assets granted by the Loan Parties in favor of the Administrative Collateral Agent and to release S&D Coffee from all of its obligations under the Amended Credit Agreement and the other Loan Documents to which it is a party, in each case in accordance with Section 9.02(c) of the Credit Agreement.

(b) Coffee Disposition Application of Proceeds Consent. The 2020 Consenting Lenders hereby agree that the requirements in Section 2.11(c) of the Amended Credit Agreement shall not apply to the Net Proceeds of the Coffee Disposition or the Net Proceeds of any other sale of the equity interests in, or all or substantially all of the assets of, S&D Coffee permitted under the Amended Credit Agreement, until (i) to the extent that the 2020 Acquisition Agreement remains in full force and effect and the 2020 Term Loan Facility has not been funded, the Net Proceeds of the Coffee Disposition have been applied to pay all or any portion of the purchase price for the 2020 Acquisition and/or all or a portion of the Refinancing, or (ii) to the extent that the 2020 Acquisition has been consummated in accordance with clause (c) below and the proceeds of the term loans under the 2020 Term Loan Facility have been funded to pay all or any portion of the purchase price for the 2020 Acquisition and/or all or a portion of the Refinancing, the Net Proceeds of the Coffee Disposition have been applied to repay the term loans under the 2020 Term Loan Facility in a manner consistent with the prepayment provisions set forth in the 2020 Term Loan Commitment Letter as in effect on the Amendment Agreement Effective Date. To the extent that any Net Proceeds of the Coffee Disposition remain after giving effect to the immediately preceding sentence, then such remaining Net Proceeds shall be subject to Section 2.11(c) of the Amended Credit Agreement, and the Borrower Representative shall be deemed to have delivered the reinvestment certificate described in Section 2.11(c) of the Amended Credit Agreement in respect of such remaining Net Proceeds as of the date that such Net Proceeds were originally received by a Loan Party.

(c) 2020 Acquisition Consent.

(i) The 2020 Consenting Lenders hereby consent, subject to the satisfaction (or waiver by the Administrative Agent) of the 2020 Acquisition Conditions (as defined below), to the consummation of the 2020 Acquisition, and (i) acknowledge and agree that, subject to the satisfaction (or waiver by the Administrative Agent) of the 2020 Acquisition Conditions, the 2020 Acquisition constitutes a “Permitted Acquisition” under the Amended Credit Agreement and that each of the requirements set forth in the definition of “Permitted Acquisition” has been satisfied (or is hereby waived) with respect to the 2020 Acquisition and (ii) subject to the satisfaction (or waiver by the Administrative Agent) of the 2020 Acquisition Conditions, irrevocably waive the requirement set forth in Section 6.04(l) of the Credit Agreement that the Payment Conditions be satisfied with respect to the 2020 Acquisition.

(ii) “2020 Acquisition Conditions” means the satisfaction of each of the following conditions prior to, or substantially concurrently with the consummation of, the 2020 Acquisition:

(A) The 2020 Acquisition shall be consummated in all material respects in accordance with the 2020 Acquisition Agreement as in effect on the Amendment Agreement Effective Date, without giving effect to any amendments thereto or modifications, consents or waivers of any provision thereof that, in any such case, are materially adverse to the Administrative Agent, the Administrative Collateral Agent or any of the Lenders in their capacities as such, without the prior written consent of the Administrative Agent.

(B) the Refinancing shall have been consummated, or substantially simultaneously with the consummation of the 2020 Acquisition shall be consummated;

(C) immediately after giving effect to the 2020 Acquisition, Aggregate Availability shall be greater than 17.5% of the Borrowing Base; and

(D) at the time of and immediately after giving effect to the 2020 Acquisition, no Material Default shall exist.

(d) Consent to Include certain assets of the Target Borrowing Base Contributors in the Borrowing Base. The 2020 Consenting Lenders hereby consent to, and direct the Administrative Agent (and, based on such direction, the Administrative Agent hereby agrees) to, following the consummation of the 2020 Acquisition in accordance with clause (c) above, (i) include the Eligible Accounts and Eligible Inventory of Primo Water Operations, Inc., a Delaware corporation, Primo Refill, LLC, a North Carolina limited liability company, Primo Products, LLC, a North Carolina limited liability company, GW Services, LLC, a California limited liability company, Primo Direct LLC, a North Carolina limited liability company, and Primo Refill Canada Corp., a British Columbia corporation (collectively, the “Target Borrowing Base Contributors”), to the extent that such entities are acquired pursuant to the 2020 Acquisition, in the Borrowing Base up to an amount not to exceed 5% of the Borrowing Base (after giving effect to such inclusion) (subject to the advance rates set forth in clauses (a) and (b) of the definition of Borrowing Base and any Reserves then in effect pursuant to such definition and the most recent Aggregate Borrowing Base Certificate and Borrowing Base Certificates delivered to the Administrative Agent) prior to the Administrative Agent’s receipt of an appraisal and field examination in respect of the Accounts and Inventory of such Persons; provided, that such assets shall be removed from the Borrowing Base if the Administrative Agent has not received results of an appraisal and a field examination that otherwise comply with the requirements set forth in the definition of Borrowing Base within 90 days (or such later date as the Administrative Agent may agree in its Permitted Discretion, not to exceed an additional 60 days without the consent of the Required Lenders) after the date such assets were first included in the Borrowing Base; provided that, notwithstanding the foregoing, the assets of the Target Borrowing Base Contributors shall not be included in the Borrowing Base until such Persons have joined the Amended Credit Agreement as Borrowing Base Guarantors and pledged their assets to secure the Secured Obligations, in each case in accordance with the terms of the Amended Credit Agreement, and otherwise complied with the requirements set forth in Section 5.13 of the Amended Credit Agreement.

(e) Trigger Event Consents. The following proviso shall be added to the definitions of “Cash Dominion Trigger Event”, “Fixed Charge Recovery Event” and “Fixed Charged Trigger Event” and to the end of Section 5.01(g): “; provided that the aforementioned reference to $22,500,000 shall be reduced to $13,500,000 upon the consummation of the Coffee Disposition.

(f) Section 1.01 of the Credit Agreement is hereby amended by inserting the following definitions among the existing definitions set forth in such Section in alphabetical order:

(i) “Amendment Agreement Effective Date” shall have the meaning assigned to such term in the First Amendment Agreement.

(ii) “Beneficial Ownership Certification” means a certification regarding beneficial ownership or control as required by the Beneficial Ownership Regulation.

(iii) “Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

(iv) “BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

(v) “Covered Entity” means any of the following: (a) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (b) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (c) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(vi) “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(vii) “First Amendment Agreement” means that certain Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of February 7, 2020, among the Loan Parties party thereto, the Lenders party thereto, the Administrative Agent and the other parties party thereto.

(viii) “QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

(g) Section 1.03 of the Credit Agreement is hereby amended to insert the following sentence at the end thereof: “Any reference herein to a merger, transfer, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a division of or by a Person, or an allocation of assets to a series of a Person (or the unwinding of such a division or allocation), as if it were a merger, transfer, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, as applicable, to, of or with a separate Person. Any division of a Person shall constitute a separate Person hereunder (and each division of any Person that is a Subsidiary, joint venture or any other like term shall also constitute such a Person or entity).”

(h) A new Section 3.26 is hereby inserted as follows:

Section 3.26 Beneficial Ownership Certification. As of the Amendment Agreement Effective Date, the information included in the Beneficial Ownership Certification, if any, provided on or prior to the Amendment Agreement Effective Date to any Lender in connection with this Agreement is true and correct in all respects.

(i) Section 5.01(r) is hereby amended and restated in its entirety as follows:

(r) promptly following any request therefor, (i) such other information regarding the operations, business affairs and financial condition of any Borrower or any Subsidiary, or compliance with the terms of this Agreement as the Collateral Agent or the Administrative Agent (on behalf of itself or any Lender) may reasonably request, and (ii) information and documentation reasonably requested by the Administrative Agent or any Lender for purposes of compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Beneficial Ownership Regulation;

(j) The last sentence of Section 5.09 of the Credit Agreement is hereby amended and restated in its entirety as follows: “The Borrowers shall require all such policies applicable to the Loan Parties to name the Administrative Collateral Agent, on behalf of itself and the Lenders, as additional insured or loss payee, as applicable; provided, however, that solely with respect to policies applicable to any Loan Party acquired in the 2020 Acquisition (as defined in the First Amendment Agreement), the Borrower shall have 30 days from the closing date of the 2020 Acquisition (as such period may be extended by the Administrative Agent in its sole discretion) to comply with this Section 5.09.”

(k) Sections VIII(a) and Section VIII(b) of the Credit Agreement are hereby amended and restated in their entirety as follows:

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Lead Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower Representative or any other Loan Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments, or this agreement,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84–14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95–60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90–1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91–38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96–23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84–14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84–14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84–14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless either (1) clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Lead Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower Representative or any other Loan Party, that none of the Administrative Agent, the Lead Arrangers or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

(l) A new Section 9.23 is hereby added to the Credit Agreement as follows

Section 9.23 Acknowledgment Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Swap Agreement or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regime”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States): In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

SECTION 3. Supermajority Amendment to the Credit Agreement. Effective as of the Supermajority Amendment Effective Date (as defined below), the 2020 Supermajority Consenting Lenders consent to the terms of, and the Administrative Agent hereby confirms its agreements under, Section 2(d) above; provided that the reference to 5% of the Borrowing Base set forth therein shall instead, for the purposes of the consent under this Section 3, refer to 20% of the Borrowing Base.

SECTION 4. Amendments to the Credit Agreement. Effective as of the Amendment Effective Date (as defined below), the Credit Agreement is hereby amended to (a) delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the pages of the Amended Credit Agreement attached as Exhibit A hereto and (b) include as Exhibit G thereto the form of ABL Intercreditor Agreement attached hereto as Exhibit B (the “2020 ABL/TL Intercreditor Agreement”); provided that, if the Supermajority Amendment Effective Date occurs concurrently with the Amendment Effective Date, Exhibit A shall be deemed to include the amendment set forth in Section 3 hereof.

SECTION 5. Representations and Warranties. The Borrower Representative, on behalf of itself and each other Loan Party, and each other Borrower party hereto, hereby represents and warrants to the Administrative Agent, the Administrative Collateral Agent and the Lenders, as of the date hereof, that:

(a) such Borrower has the legal power and authority to execute and deliver this Agreement and the officers of such Borrower executing this Agreement have been duly authorized to execute and deliver the same and bind such Borrower (in the case of the Borrower Representative, on behalf of itself and on behalf of the other Loan Parties), with respect to the provisions hereof.

(b) This Agreement has been duly executed and delivered by each Borrower that is a party hereto.

(c) Each of this Agreement and the Amended Credit Agreement constitutes the legal, valid and binding obligations of each Loan Party enforceable against such Loan Party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(d) The execution and delivery by each Borrower of this Agreement, the performance by each Loan Party of its obligations under this Agreement, the Amended Credit Agreement and under the other Loan Documents to which it is a party and the consummation of the transactions contemplated by this Agreement, the Amended Credit Agreement and the other Loan Documents: (i) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect, (ii) will not violate any Requirement of Law or conflict with any Certificate of Incorporation, By-Laws, or other organizational or governing documents (including, without limitation, the Memorandum and Articles of Association), in each case applicable to any Loan Party or any of its Subsidiaries, (iii) will not violate or result in a default under any indenture or other agreement governing Indebtedness or any other material agreement or other instrument binding upon any Loan Party or any of its Restricted Subsidiaries, or give rise to a right thereunder to require any payment to be made by any Loan Party or any of its Restricted Subsidiaries and (iv) will not result in the creation or imposition of any Lien on any asset of any Loan Party or any of its Restricted Subsidiaries, except Liens created pursuant to the Loan Documents and Permitted Liens.

(e) Each of the representations and warranties of the Loan Parties made by any Loan Party set forth in Article III of the Amended Credit Agreement or in any other Loan Document is true and correct in all material respects except, in each case, to the extent such representations and warranties expressly relate to an earlier date, in which case such representation and warranty shall have been true and correct in all material respects as of such earlier date.

(f) No Default exists.

SECTION 6. Conditions to Amendment Agreement Effective Date. Each of (i) this Agreement and (ii) the consents, acknowledgments, waivers and amendments set forth in Section 2 hereof shall become effective as of the date (the “Amendment Agreement Effective Date”) on which each of the following conditions is satisfied (or (i) with respect to the conditions set forth in Sections 6(a)(i), 6(b), and 6(c) waived in accordance with Section 9.02 of the Credit Agreement and (ii) with respect the condition set forth in Section 6(a)(ii), waived by the Administrative Agent) (provided that (i) the effectiveness of the amendments set forth in Section 4 hereof shall be subject to the satisfaction, prior to the 2020 Term Loan Facility Amendments Termination Date, of the conditions set forth in Section 8 hereof and (ii) the effectiveness of the amendments set forth in Section 2 and Section 4 hereof shall not be conditioned upon the effectiveness of the amendment set forth in Section 3 hereof):

(a) the Administrative Agent (or its counsel) shall have received:

(i) executed counterparts of this Agreement, executed by a Financial Officer of each Borrower, and by an authorized officer of the 2020 Consenting Lenders that constitute in the aggregate the “Required Lenders” under the Credit Agreement and the Administrative Agent; and

(ii) a certificate, dated as of the Amendment Agreement Effective Date, signed by a Financial Officer of the Borrower Representative on behalf of each Loan Party and certifying that the representations contained in Section 5 are true and correct in all material respects, or, if qualified by materiality, in all respects, as if made on the Amendment Agreement Effective Date.

(b) the Administrative Agent shall have received all fees required to be paid, including pursuant to any other Loan Document, and all expenses for which invoices have been presented (including the reasonable and documented out-of-pocket fees and expenses of legal counsel), on or before the Amendment Agreement Effective Date;

(c) each of the 2020 Consenting Lenders shall have received a consent fee (the “Consent Fee”) in an amount equal to 0.05% of the aggregate principal (i.e., face) amount of its Commitment on the Amendment Agreement Effective Date (other than any 2020 Consenting Lender that has agreed in writing on or prior to the Amendment Agreement Effective Date not to receive such consent fee). The Consent Fee shall be earned, due and payable on the Amendment Agreement Effective Date and, once paid, shall not be refundable under any circumstances except as otherwise agreed in writing.

Upon the occurrence of the Amendment Agreement Effective Date, (i) this Agreement shall be a binding agreement between the parties hereto and their permitted assigns under the Amended Credit Agreement and (ii) each party hereto agrees that their consents, acknowledgments, waivers and/or amendments, as applicable, provided for in this Agreement, once delivered, are irrevocable and may not be withdrawn.

SECTION 7. Conditions to Supermajority Amendment Effective Date. The amendment set forth in Section 3 hereof shall become effective on the date (the “Supermajority Amendment Effective Date”) on which each of the following conditions is satisfied (or waived in accordance with Section 9.02 of the Credit Agreement) (provided that the effectiveness of the amendments set forth in Section 4 hereof shall be subject to the satisfaction, prior to the 2020 Term Loan Facility Amendments Termination Date, of the conditions set forth in Section 8 hereof):

(a) the Amendment Agreement Effective Date shall have occurred;

(b) the Administrative Agent (or its counsel) shall have received executed counterparts of this Agreement, executed by a Financial Officer of each Borrower and by an authorized officer of 2020 Supermajority Consenting Lenders that constitute in the aggregate the “Supermajority Lenders” under the Credit Agreement and the Administrative Agent; provided, for the avoidance of doubt, that no 2020 Consenting Lender (in such capacity) shall be deemed to have executed, or consented to, this Agreement as a 2020 Supermajority Lender, unless and until the Administrative Agent (or its counsel) shall have received an executed counterpart of this Agreement from such person in its capacity as a 2020 Supermajority Consenting Lender; and

(c) solely to the extent such 2020 Supermajority Consenting Lender has not received the Consent Fee in connection with its entry into this Agreement as a 2020 Consenting Lender, each 2020 Supermajority Consenting Lender shall have received a consent fee (the “Supermajority Consent Fee”) in an amount equal to 0.05% of the aggregate principal (i.e., face) amount of its Commitment on the Supermajority Amendment Effective Date (other than any 2020 Supermajority Consenting Lender that has agreed in writing on or prior to the Supermajority Amendment Effective Date not to receive such consent fee); provided, for avoidance of doubt, that no 2020 Supermajority Consenting Lender shall receive the Supermajority Consent Fee if it shall have previously received the Consent Fee. The Supermajority Consent Fee shall be earned, due and payable on the Supermajority Amendment Effective Date and, once paid, shall not be refundable under any circumstances except as otherwise agreed in writing.

SECTION 8. Conditions to Amendment Effective Date. The amendments described in Section 4 hereof shall become effective as of the date (the “Amendment Effective Date”) on which each of the following conditions is satisfied (or (i) with respect to the conditions set forth in Sections 8(a), 8(c), 8(d), 8(f) and 8(h), waived in accordance with Section 9.02 of the Credit Agreement and (ii) with respect to the conditions set forth in Sections 8(b), 8(e) and 8(g), waived by the Administrative Agent):

(a) the Amendment Agreement Effective Date shall have occurred;

(b) the Administrative Agent shall have received all fees required to be paid, including pursuant to any other Loan Document, and all expenses for which invoices have been presented (including the reasonable and documented out-of-pocket fees and expenses of legal counsel), on or before the Amendment Effective Date;

(c) substantially concurrently with the Amendment Effective Date, the credit agreement in respect of the 2020 Term Loan Facility and all loan documents related thereto shall have been executed and delivered on terms and conditions consistent in all material respects with the terms and conditions set forth in the 2020 Term Loan Commitment Letter (after giving effect to any flex item exercised pursuant to the 2020 Term Loan Fee Letter) and shall not contravene the terms of the 2020 ABL/TL Intercreditor Agreement, the Company shall have delivered certified copies of the material 2020 Term Loan Credit Documents (as defined in the Amended Credit Agreement) to the Administrative Agent, the Loan Parties shall have received term loans in an amount not to exceed $400,000,000, and the net proceeds of such term loans shall be used to fund all or a portion of the cash portion of the purchase price for the 2020 Acquisition and/or the Refinancing, and to pay fees and expenses in connection therewith;

(d) the 2020 Acquisition Conditions shall have been satisfied (or waived by the Administrative Agent);

(e) each of the Administrative Agent, and Deutsche Bank AG New York Branch, in its capacities as administrative agent and as collateral agent under the 2020 Term Loan Facility, shall have executed and delivered the 2020 ABL/TL Intercreditor Agreement;

(f) (x) a certificate of each Borrower, dated as of such date and executed by its Secretary, Assistant Secretary or Director, which shall (A) certify the resolutions of its Board of Directors, members or other body authorizing the execution and delivery of this Agreement, and the performance of its obligations under this Agreement, the Amended Credit Agreement and the other Loan Documents to which it is a party, (B) identify by name and title and bear the signatures of the Financial Officers, as applicable, and any other officers of such Borrower authorized to sign this Amendment and (C) contain appropriate attachments, including the certificate or articles of incorporation, articles of association or organization of such Borrower, together with all amendments thereto except in the case where consolidated articles of association are provided, each certified by a Financial Officer of such Borrower and the relevant authority of the jurisdiction of organization of such Borrower and a true and correct copy of its by-laws, memorandum and articles of association or operating, management or partnership agreement (or other equivalent organizational documents), together with all amendments thereto, each certified by a Financial Officer of such Borrower, and (y) to the extent such concept exists in the relevant jurisdiction, a short form or long form certificate of good standing, status or compliance, as applicable, together with any bring-down certificates, confirmations or facsimiles, if any, for each Borrower from its jurisdiction of organization, each dated a recent date on or prior to the Amendment Effective Date; and

(g) (i) the Administrative Agent shall have received, at least three (3) days prior to the Amendment Effective Date, all documentation and other information regarding the Loan Parties requested in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent requested in writing delivered to the Borrower Representative at least five (5) days prior to the Amendment Effective Date, and (ii) to the extent any Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, at least three (3) days prior to the Amendment Effective Date, any Lender that has requested, in a written notice to the Borrower Representative at least five (5) days prior to the Amendment Effective Date, a Beneficial Ownership Certification in relation to any Borrower shall have received such Beneficial Ownership Certification.

SECTION 9. Effect of Agreement; No Novation.

(a) Effective on the Amendment Agreement Effective Date, the Credit Agreement has been amended as set forth in Section 2 hereof, effective on the Supermajority Amendment Effective Date, the Credit Agreement has been amended as set forth in Section 3 hereof and effective on the Amendment Effective Date, the Credit Agreement has been amended as set forth in Exhibit A hereto, in each case pursuant to the terms and conditions hereof. Such amendments to the Credit Agreement shall not be construed to discharge or otherwise affect any guarantees, obligations or liabilities of the Loan Parties accrued or otherwise owing under the Credit Agreement that have not been paid; it being understood that such guarantees, obligations and liabilities shall continue as guarantees, obligations and liabilities under the Amended Credit Agreement. Without limiting the generality of the foregoing, neither this Agreement nor the Amended Credit Agreement is intended to constitute a novation of the Credit Agreement.

(b) Each Secured Party party hereto hereby ratifies and approves, and waives any right to prior notice of, all acts and declarations done by each Agent on its own behalf and on such Secured Party’s behalf prior to the effectiveness of this Agreement and the amendments to the Credit Agreement effected pursuant to this Agreement (including as set forth in any Loan Document and, for the avoidance of doubt, the declarations made by the Administrative Collateral Agent as representative without power of attorney in relation to the creation of any pledge on behalf of and for the benefit of any Secured Party as future pledgee or otherwise).

(c) This Agreement shall constitute a Loan Document for all purposes of the Credit Agreement and the Amended Credit Agreement. On and after the Amendment Agreement Effective Date, the Supermajority Amendment Effective Date and the Amendment Effective Date, respectively, any reference to the Credit Agreement in any Loan Document (other than this Agreement) shall be deemed to be a reference to the Amended Credit Agreement as Amended hereby on such dates.

(d) Except as specifically amended or modified by this Agreement and the Amended Credit Agreement, the other Loan Documents and all other documents, instruments and agreements executed and/or delivered in connection therewith, shall remain in full force and effect, and are hereby ratified and confirmed.

(e) The Borrower Representative, on behalf of itself and each other Loan Party, and each other Borrower party hereto, reaffirms each Lien it (or such Loan Party) granted in favor of the Administrative Collateral Agent or UK Security Trustee, as applicable, for the benefit of the Secured Parties and any Liens that were otherwise created or arose in favor of the Administrative Collateral Agent for the benefit of the Secured Parties, and reaffirms each other right and obligation, in each case, under or as set forth in each of the Loan Documents to which such Borrower or such Loan Party is a party, which shall continue in full force and effect during the term of the Amended Credit Agreement and any amendments, amendments and restatements, supplements or other modifications thereof and shall continue to secure the Secured Obligations of the Loan Parties, including, without limitation, all Obligations as defined in the Amended Credit Agreement, and secure the obligations of the other Loan Parties under each Loan Document, in each case, on and subject to the terms and conditions set forth in the Amended Credit Agreement and the other Loan Documents.

(f) Except as set forth herein, the execution, delivery and effectiveness of this Agreement shall not operate as a waiver of any right, power or remedy of the Administrative Agent, any other Agent, the Issuing Banks, the Swingline Lenders, or the Lenders, nor constitute a waiver of any provision of the Amended Credit Agreement, any other Loan Document, or any other documents, instruments and agreements executed and/or delivered in connection therewith.

SECTION 10. Costs and Expenses. Each Borrower agrees to pay all reasonable out-of-pocket expenses, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and the Administrative Collateral Agent, incurred by any Agent and any of its Affiliates in connection with the preparation, arrangement, execution and enforcement of this Agreement and all other instruments, agreements and other documents executed in connection herewith. To the extent invoiced on or before the Amendment Effective Date, all costs and expenses in connection with this Agreement are due on or prior to the Amendment Agreement Effective Date.

SECTION 11. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, AND ANY DISPUTE BETWEEN ANY LOAN PARTY AND ANY OTHER PARTY HERETO ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH, THIS AGREEMENT, THE CREDIT AGREEMENT, THE AMENDED CREDIT AGREEMENT OR ANY OF THE OTHER LOAN

DOCUMENTS, AND WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (INCLUDING 5-1401 OF THE GENERAL OBLIGATION LAW OF THE STATE OF NEW YORK BUT OTHERWISE WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS).

SECTION 12. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.

SECTION 13. Waiver. To induce the Administrative Agent and the 2020 Consenting Lenders to enter into this Agreement, each Loan Party further acknowledges that it has no actual or potential defense, offset, claim, counterclaim or cause of action against the Administrative Agent or any other Agent, Issuing Bank, Swingline Lender or Lender for any actions or events occurring on or before the Amendment Effective Date, and each Loan Party hereby waives and releases any right to assert same.

SECTION 14. Headings. Section headings in this Agreement are included herein for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 15. Terms Generally. References in this Agreement, the Credit Agreement and the Amended Credit Agreement to the words “clause” and “paragraph” shall be construed to have the same meaning.

SECTION 16. Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or by other electronic image scan transmission (i.e., “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Agreement. The Administrative Agent may also require that any such documents and signatures delivered by facsimile or by other electronic image scan transmission be confirmed by a manually signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature delivered by facsimile or other electronic image scan transmission.

SECTION 17. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement, the Amended Credit Agreement and the other Loan Documents. In the event an ambiguity or question of intent or interpretation arises, this Agreement, the Amended Credit Agreement and the other Loan Documents shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement, the Amended Credit Agreement or any of the other Loan Documents.

SECTION 18. FATCA. For purposes of determining withholding Taxes imposed under FATCA, from and after the Amendment Effective Date, the Loan Parties and the Administrative Agent shall treat (and the Lenders hereby authorize the administrative agent to treat) the Amended Credit Agreement as not qualifying as a “grandfathered obligation” within the meaning of Treasury Regulation Section 1.1471-2(b)(2)(i).

SECTION 19. Further Assurances. Each of the parties hereto shall, from time to time at the request of any other party, furnish such other party such further information or assurances, execute and deliver such additional documents, amendments, releases, instruments, and conveyances (including, without limitation, in respect of any Collateral Document), and take such other actions and do such other things, as may be reasonably necessary or appropriate to carry out the provisions of this Agreement and give effect to the 2020 Term Loan Facility and the other 2020 Transactions contemplated hereby.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BORROWERS:

COTT CORPORATION CORPORATION COTT, as a Borrower and as Borrower Representative

By	/s/ Shane Perkey
Name: Shane Perkey
Title: Treasurer

COTT HOLDINGS INC.

By	/s/ Shane Perkey
Name: Shane Perkey
Title: Treasurer

DS SERVICES OF AMERICA, INC.

By	/s/ Shane Perkey
Name: Shane Perkey
Title: Treasurer

AIMIA FOODS LIMITED

By	/s/ Jason Ausher
Name: Jason Ausher
Title: Director

AQUATERRA CORPORATION

By	/s/ Shane Perkey
Name: Shane Perkey
Title: Treasurer

S. & D. COFFEE, INC.

By	/s/ Shane Perkey
Name: Shane Perkey
Title: Treasurer

JPMORGAN CHASE BANK, N.A., individually, as a 2020 Consenting Lender

By	/s/ Donna DiForio
Name: Donna DiForio
Title: Authorized Officer

JPMORGAN CHASE BANK, N.A., as Administrative Agent and as Administrative Collateral Agent

By	/s/ Donna DiForio
Name: Donna DiForio
Title: Authorized Officer

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as a 2020 Consenting Lender

By	/s/ Jeffrey Coleman
Name: Jeffrey Coleman
Title: Executive Director

JPMORGAN CHASE BANK, N.A., LONDON BRANCH, as a 2020 Consenting Lender

By	/s/ Kennedy A. Capin
Name: Kennedy A. Capin
Title: Authorized Officer

DEUTSCHE BANK AG NEW YORK BRANCH,
as a 2020 Consenting Lender

By	/s/ Michael Strobel
Name: Michael Strobel
Title: Vice President

By	/s/ Philip Tancorra
Name: Philip Tancorra
Title: Associate

BANK OF AMERICA, N.A,
as a 2020 Consenting Lender

By	/s/ Jenifer L. Medzi
Name: Jenifer L. Medzi
Title: Vice President

BANK OF AMERICA, N.A, CANADA BRANCH as a 2020 Consenting Lender

By	/s/ Sylwia Durkiewicz
Name: Sylwia Durkiewicz
Title: Vice President

WELLS FARGO CAPITAL FINANCE, LLC, as a 2020 Consenting Lender

By	/s/ Anthony Leadbetter
Name: Anthony Leadbetter
Title: Director

WELLS FARGO CAPITAL FINANCE CORPORATION CANADA as a 2020 Consenting Lender

By	/s/ David G. Phillips
Name: David G. Phillips
Title: Senior Vice President

WELLS FARGO BANK, N.A. (LONDON BRANCH), as a 2020 Consenting Lender

By	/s/ Patricia Del Busto
Name: Patricia Del Busto
Title: Authorized Signatory

TRUIST BANK, AS SUCCESSOR BY MERGER TO SUNTRUST BANK,
as a 2020 Consenting Lender

By	/s/ JC Fanning
Name: JC Fanning
Title: Vice President

PNC BANK, NATIONAL ASSOCIATION as a 2020 Consenting Lender

By	/s/ Jay Hooper
Name: Jay Hooper
Title: Vice President

JPMORGAN CHASE BANK, N.A., individually, as a 2020 Supermajority Consenting Lender

By	/s/ Donna DiForio
Name: Donna DiForio
Title: Authorized Officer

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as a 2020 Supermajority Consenting Lender

By	/s/ Jeffrey Coleman
Name: Jeffrey Coleman
Title: Executive Director

JPMORGAN CHASE BANK, N.A., LONDON BRANCH, as a 2020 Supermajority Consenting Lender

By	/s/ Kennedy A. Capin
Name: Kennedy A. Capin
Title: Authorized Officer

DEUTSCHE BANK AG NEW YORK BRANCH,
as a 2020 Supermajority Consenting Lender

By	/s/ Michael Strobel
Name: Michael Strobel
Title: Vice President

By	/s/ Philip Tancorra
Name: Philip Tancorra
Title: Associate

BANK OF AMERICA, N.A.,
as a 2020 Supermajority Consenting Lender

By	/s/ Jenifer L. Medzi
Name: Jenifer L. Medzi
Title: Vice President

BANK OF AMERICA, N.A., CANADA BRANCH as a 2020 Supermajority Consenting Lender

By	/s/ Sylwia Durkiewicz
Name: Sylwia Durkiewicz
Title: Vice President

WELLS FARGO CAPITAL FINANCE, LLC, as a 2020 Supermajority Consenting Lender

By	/s/ Anthony Leadbetter
Name: Anthony Leadbetter
Title: Director

WELLS FARGO CAPITAL FINANCE CORPORATION CANADA, as a 2020 Supermajority Consenting Lender

By	/s/ David G. Phillips
Name: David G. Phillips
Title: Senior Vice President

WELLS FARGO BANK, N.A. (LONDON BRANCH),
as a 2020 Supermajority Consenting Lender

By	/s/ Patricia Del Busto
Name: Patricia Del Busto
Title: Authorized Signatory

TRUIST BANK, AS SUCCESSOR BY MERGER TO SUNTRUST BANK, as a 2020 Supermajority Consenting Lender

By	/s/ JC Fanning
Name: JC Fanning
Title: Vice President

PNC, NATIONAL ASSOCIATION, as a 2020 Supermajority Consenting Lender

By	/s/ Jay Hooper
Name: Jay Hooper
Title: Vice President

Schedule I

S&D L/Cs

Reference Number	Applicant	Beneficiary	Issuing Bank Name	Currency	Amount
SM206066W	S. & D. Coffee, Inc.	Travelers	Wells Fargo	USD	$1,085,000
CTCS-851211	S. & D. Coffee, Inc.	Safety National	JPMorgan	USD	$2,450,000

Exhibit A

Amended Credit Agreement

Exhibit A to Exhibit 10.1

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

dated as of January 30, 2018~~,~~

as amended as of February [    ], 2020,

among

COTT CORPORATION CORPORATION COTT,

AQUATERRA CORPORATION,

AIMIA FOODS LIMITED,

COTT HOLDINGS INC.,

DS SERVICES OF AMERICA, INC.,

S. & D. COFFEE, INC.,

and Certain Other Loan Parties Party Hereto,

as Borrowers

The Other Loan Parties Party Hereto,

The Lenders Party Hereto,

JPMORGAN CHASE BANK, N.A., LONDON BRANCH,

as UK Security Trustee,

JPMORGAN CHASE BANK, N.A.,

as Administrative Agent and Administrative Collateral Agent, and

WELLS FARGO CAPITAL FINANCE, LLC,

DEUTSCHE BANK SECURITIES INC.,

BANK OF AMERICA, N.A.,

SUNTRUST BANK,

as Co-Syndication Agents

JPMORGAN CHASE BANK, N.A.,

WELLS FARGO CAPITAL FINANCE, LLC,

DEUTSCHE BANK SECURITIES INC.,

BANK OF AMERICA, N.A., and

SUNTRUST ROBINSON HUMPHREY, INC.,

as Joint Bookrunners and Joint Lead Arrangers

Asset Based Lending

TABLE OF CONTENTS

Page
ARTICLE I

Definitions

Section 1.01	Defined Terms	~~7~~1
Section 1.02	Classification of Loans and Borrowings	~~88~~81
Section 1.03	Terms Generally	~~89~~82
Section 1.04	Accounting Terms; GAAP	~~89~~82
Section 1.05	Currency Translations	~~89~~83
Section 1.06	Certificates	~~90~~83

ARTICLE II

The Credits

Section 2.01	Commitments	~~90~~83
Section 2.02	Loans and Borrowings	~~91~~84
Section 2.03	Requests for Revolving Borrowings	~~92~~85
Section 2.04	Protective Advances	~~93~~86
Section 2.05	Swingline Loans and Overadvances	~~94~~87
Section 2.06	Letters of Credit	~~97~~90
Section 2.07	Funding of Borrowings	~~103~~95
Section 2.08	Interest Elections	~~103~~96
Section 2.09	Termination and Reduction of Commitments; Increase in Commitments	~~105~~97
Section 2.10	Repayment and Amortization of Loans; Evidence of Debt	~~107~~99
Section 2.11	Prepayment of Loans	~~108~~100
Section 2.12	Fees	~~110~~102
Section 2.13	Interest	~~111~~103
Section 2.14	Alternate Rate of Interest	~~113~~104
Section 2.15	Increased Costs	~~115~~106
Section 2.16	Break Funding Payments; Illegality	~~116~~108
Section 2.17	Taxes	~~117~~109
Section 2.18	Payments Generally; Allocation of Proceeds; Sharing of Set-offs	~~124~~115
Section 2.19	Mitigation Obligations; Replacement of Lenders	~~128~~118
Section 2.20	Returned Payments	~~128~~119
Section 2.21	Defaulting Lenders	~~129~~119
Section 2.22	Joint and Several Liability	~~130~~121
Section 2.23	Special Provisions Relating to a Re-Denomination Event	~~131~~121
Section 2.24	Minimum interest payment – Swiss Withholding Tax	~~132~~122

i

ARTICLE III

Representations and Warranties

Section 3.01	Organization; Powers	~~132~~123
Section 3.02	Authorization; Enforceability	~~132~~123
Section 3.03	Governmental Approvals; No Conflicts	~~133~~123
Section 3.04	Financial Condition; No Material Adverse Change	~~133~~123
Section 3.05	Properties	~~133~~124
Section 3.06	Litigation and Environmental Matters	~~134~~124
Section 3.07	Compliance with Laws and Agreements	~~135~~125
Section 3.08	Investment Company Status	~~135~~125
Section 3.09	Taxes	~~135~~125
Section 3.10	ERISA; Canadian Pension Plans; Benefit Plans	~~135~~126
Section 3.11	Disclosure	~~137~~127
Section 3.12	Material Agreements	~~137~~127
Section 3.13	Solvency	~~137~~127
Section 3.14	Insurance	~~137~~127
Section 3.15	Capitalization and Subsidiaries	~~138~~128
Section 3.16	Security Interest in Collateral	~~138~~128
Section 3.17	Employment Matters	~~138~~128
Section 3.18	Common Enterprise	~~139~~129
Section 3.19	Certain Material Indebtedness	~~139~~129
Section 3.20	Centre of Main Interests	~~139~~129
Section 3.21	Stock Ownership	~~139~~129
Section 3.22	Unrestricted Subsidiaries	~~139~~130
Section 3.23	Anti-Corruption, Anti-Terrorism, and Anti-Money Laundering Laws, and Sanctions Laws and Regulations	~~140~~130
Section 3.24	Use of Proceeds	~~140~~130
Section 3.25	EEA Financial Institutions	~~141~~131
Section 3.26	Beneficial Ownership Certification	131

ARTICLE IV

Conditions

Section 4.01	Conditions to Amendment and Restatement	~~141~~131
Section 4.02	Each Credit Event	~~145~~135

ARTICLE V

Affirmative Covenants

Section 5.01	Financial Statements; Borrowing Base and Other Information	~~147~~137
Section 5.02	Notices of Material Events	~~153~~142
Section 5.03	Existence; Conduct of Business	~~154~~143
Section 5.04	Payment of Obligations	~~154~~143

Section 5.05	Maintenance of Properties	~~154~~144
Section 5.06	Books and Records; Inspection Rights	~~154~~144
Section 5.07	Compliance with Laws	~~155~~144
Section 5.08	Use of Proceeds	~~157~~147
Section 5.09	Insurance	~~158~~147
Section 5.10	Casualty and Condemnation	~~158~~147
Section 5.11	Appraisals and Field Examinations	~~158~~148
Section 5.12	Depository Banks	~~160~~149
Section 5.13	Additional Collateral; Further Assurances	~~160~~149
Section 5.14	Designation of Subsidiaries	~~164~~153
Section 5.15	[Reserved.]	~~165~~154
Section 5.16	[Reserved.]	~~165~~154
Section 5.17	Farm Products	~~165~~154
Section 5.18	Restatement Post-Closing Covenants	~~165~~154
Section 5.19	Transfer of accounts of European Loan Parties; Notification of Account Debtors	~~165~~154

ARTICLE VI

Negative Covenants

Section 6.01	Indebtedness	~~166~~155
Section 6.02	Liens	~~170~~159
Section 6.03	Fundamental Changes	~~172~~161
Section 6.04	Investments, Loans, Advances, Guarantees and Acquisitions	~~173~~162
Section 6.05	Asset Sales	~~177~~166
Section 6.06	Sale and Leaseback Transactions	~~179~~167
Section 6.07	[Reserved.]	~~179~~168
Section 6.08	Swap Agreements	~~179~~168
Section 6.09	Restricted Payments; Certain Payments of Indebtedness	~~180~~168
Section 6.10	Transactions with Affiliates	~~182~~170
Section 6.11	Restrictive Agreements	~~182~~171
Section 6.12	Amendment of Material Documents; Designations Under Applicable Intercreditor Agreements; Insurance Limitations; Etc~~.~~	~~183~~172
Section 6.13	Fixed Charge Coverage Ratio	~~184~~173
Section 6.14	Ownership of Borrowers and Certain other Subsidiaries; Subsidiary Restrictions	~~184~~173
Section 6.15	Sanctions Laws and Regulations	~~185~~173

ARTICLE VII

Events of Default

ARTICLE VIII

The Administrative Agent and the Administrative Collateral Agent

ARTICLE IX

Miscellaneous

Section 9.01	Notices	~~198~~185
Section 9.02	Waivers; Amendments	~~200~~186
Section 9.03	Expenses; Indemnity; Damage Waiver	~~203~~190
Section 9.04	Successors and Assigns	~~206~~192
Section 9.05	Survival	~~210~~195
Section 9.06	Counterparts; Integration; Effectiveness	~~210~~196
Section 9.07	Severability	~~210~~196
Section 9.08	Right of Setoff	~~210~~196
Section 9.09	Governing Law; Jurisdiction; Consent to Service of Process	~~211~~196
Section 9.10	WAIVER OF JURY TRIAL	~~211~~197
Section 9.11	Headings.	~~212~~197
Section 9.12	Confidentiality	~~212~~197
Section 9.13	Several Obligations; Nonreliance; Violation of Law	~~213~~199
Section 9.14	USA PATRIOT Act; Canadian AML	~~213~~199
Section 9.15	Disclosure	~~214~~200
Section 9.16	Appointment for Perfection	~~214~~200
Section 9.17	Interest Rate Limitation	~~215~~200
Section 9.18	Waiver of Immunity	~~216~~201
Section 9.19	Currency of Payment	~~216~~201
Section 9.20	Conflicts	~~216~~202
Section 9.21	Acknowledgement and Consent to Bail-In of EEA Financial Institutions	~~216~~202
Section 9.22	Parallel Liability	~~217~~202
Section 9.23	Acknowledgment Regarding Any Supported QFCs	~~217~~203
Section 9.24	2020 ABL/TL Intercreditor Agreement	204

ARTICLE X

Loan Guaranty

Section 10.01	Guaranty	~~218~~204
Section 10.02	Guaranty of Payment	~~218~~204

Section 10.03	No Discharge or Diminishment of Loan Guaranty	~~219~~205
Section 10.04	Defenses Waived	~~220~~206
Section 10.05	Rights of Subrogation	~~220~~206
Section 10.06	Reinstatement; Stay of Acceleration	~~220~~206
Section 10.07	Information	~~221~~206
Section 10.08	Termination	~~221~~207
Section 10.09	Taxes	~~221~~207
Section 10.10	Maximum Liability	~~221~~207
Section 10.11	Contribution	~~222~~208
Section 10.12	Liability Cumulative	~~222~~208
Section 10.13	Keepwell	~~222~~208
Section 10.14	Limitation of Swiss Loan Guarantor	~~223~~209

ARTICLE XI

The Borrower Representative

Section 11.01	Appointment; Nature of Relationship	~~224~~210
Section 11.02	Powers	~~224~~210
Section 11.03	Employment of Agents	~~224~~210
Section 11.04	Notices	~~225~~210
Section 11.05	Successor Borrower Representative	~~225~~210
Section 11.06	Execution of Loan Documents; Borrowing Base Certificate	~~225~~211
Section 11.07	Reporting	~~225~~211

ARTICLE XII

Foreign Currency Participations
Section 12.01	Loans; Intra-Lender Issues	~~225~~211
Section 12.02	Settlement Procedure for Specified Foreign Currency Participations	~~226~~212
Section 12.03	Obligations Irrevocable	~~229~~214
Section 12.04	Recovery or Avoidance of Payments	~~229~~215
Section 12.05	Indemnification by Lenders	~~229~~215
Section 12.06	Specified Foreign Currency Loan Participation Fee	~~230~~215

v

SCHEDULES:

Commitment Schedule

Schedule 1.01(a) – Eligible Real Property

Schedule 1.01(b) – Unrestricted Subsidiaries

Schedule 1.01(c) – Excluded Subsidiaries

Schedule 3.05 – Properties

Schedule 3.10 – Canadian Union Plans, Canadian Benefit Plans and Canadian Pension Plans

Schedule 3.14 – Insurance

Schedule 3.15 – Capitalization and Subsidiaries

Schedule 5.18 – Restatement Post-Closing Covenants

Schedule 6.01 – Existing Indebtedness

Schedule 6.02 – Existing Liens

Schedule 6.04 – Existing Investments

Schedule 6.11 – Existing Restrictions

Schedule 8 – Security Trust Provisions

EXHIBITS:

Exhibit A – Form of Assignment and Assumption

Exhibit B-1 – Form of Borrowing Base Certificate

Exhibit B-2 – Form of Aggregate Borrowing Base Certificate

Exhibit C – Form of Compliance Certificate

Exhibit D – Joinder Agreement

Exhibit E – Borrowing Request

Exhibit F-1 – U.S. Tax Certificate (For Foreign Lenders that are not Partnerships for U.S. Federal Income Tax Purposes)

Exhibit F-2 – U.S. Tax Certificate (For Foreign Participants that are not Partnerships for U.S. Federal Income Tax Purposes)

Exhibit F-3 – U.S. Tax Certificate (For Foreign Participants that are Partnerships for U.S. Federal Income Tax Purposes)

Exhibit F-4 – U.S. Tax Certificate (For Foreign Lenders that are Partnerships for U.S. Federal Income Tax Purposes)

Exhibit G – Form of 2020 ABL/TL Intercreditor Agreement

SECOND AMENDED AND RESTATED CREDIT AGREEMENT, dated as of January 30, 2018 (as amended by that certain Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of February 7, 2020 and as it may be further amended, restated, supplemented or modified from time to time, this “Agreement”), among COTT CORPORATION CORPORATION COTT, a corporation organized under the laws of Canada (the “Company”); AQUATERRA CORPORATION, a corporation organized under the laws of Canada (“Aquaterra”); COTT HOLDINGS INC., a Delaware corporation (“Cott Holdings”); DS SERVICES OF AMERICA, INC., a Delaware corporation (“DS Services”); S. & D. COFFEE, INC., a North Carolina corporation (“S&D Coffee”); AIMIA FOODS LIMITED, a company organized under the laws of England and Wales (“Aimia”); and, on and after the date that it has satisfied the requirements set forth in Section 5.13, EDEN SPRINGS NEDERLAND B.V., a private limited liability company incorporated under the laws of the Netherlands (“Eden Netherlands”); and certain other Loan Parties from time to time party hereto, as Borrowers, the other Loan Parties party hereto, the Lenders party hereto, JPMORGAN CHASE BANK, N.A., LONDON BRANCH, as UK Security Trustee, and JPMORGAN CHASE BANK, N.A., as Administrative Agent and Administrative Collateral Agent.

~~The Borrowers have requested that the Administrative Agent, the Administrative Collateral Agent, the UK Security Trustee, the Issuing Banks, the Swingline Lenders, and the Lenders enter into the Second Restatement Agreement to amend and restate the Existing Credit Agreement. Upon satisfaction of the conditions precedent set forth in this Agreement, the Existing Credit Agreement shall be, pursuant to the Second Restatement Agreement, amended and restated in the form of this Agreement, with the effect provided in the Second Restatement Agreement.~~

The parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“2014 Notes” means the $525,000,000 in original principal amount of Cott Beverages Inc.’s 5.375% Senior Notes due 2022 issued under the Indenture, dated as of June 24, 2014, among Cott Beverages Inc., the guarantors from time to time party thereto, and Wells Fargo Bank, National Association, as trustee, paying agent, registrar, transfer agent and authenticating agent, as amended prior to the Restatement Effective Date.

“2016 Indenture” means the Indenture, dated as of June 30, 2016, among the Company, the guarantors from time to time party thereto, and BNY Trust Company of Canada, as Canadian trustee, The Bank of New York Mellon, as U.S. trustee, paying agent, registrar, transfer agent and authenticating agent, and The Bank of New York Mellon, London Branch, as London paying agent.

“2016 Notes Documents” means the 2016 Indenture, the 2016 Notes and all documents relating thereto or executed in connection therewith.

“2016 Notes” means the €450,000,000 in original principal amount of the Company’s 5.50% Senior Notes due 2024 issued under the 2016 Indenture.

“2017 Indenture” means the Indenture, dated as of March 22, 2017, among Cott Holdings, the guarantors from time to time party thereto, and BNY Trust Company of Canada, as Canadian trustee, The Bank of New York Mellon, as U.S. trustee, paying agent, registrar, transfer agent and authenticating agent.

“2017 Notes Documents” means the 2017 Indenture, the 2017 Notes and all documents relating thereto or executed in connection therewith.

“2017 Notes” means the $750,000,000 in original principal amount of Cott Holdings’ 5.50% Senior Notes due 2025 issued under the 2017 Indenture.

“2020 ABL/TL Intercreditor Agreement” shall mean an intercreditor agreement, substantially in the form of Exhibit G, entered into in connection with the incurrence of any indebtedness permitted pursuant to Section 6.01(u) that is to be secured by the Term Priority Collateral on a senior basis to the Liens on such Collateral securing the Secured Obligations.

“2020 Acquisition” shall have the meaning given to such term in the First Amendment Agreement.

“2020 Consenting Lenders” shall have the meaning given to such term in the First Amendment Agreement.

“2020 Term Loan Agent” means Deutsche Bank AG New York Branch.

“2020 Term Loan Commitment Letter” shall have the meaning given to such term in the First Amendment Agreement.

“2020 Term Loan Credit Agreement” means the credit agreement in respect of the 2020 Term Loan Facility, including all exhibits, annexes and schedules thereto; provided that, except as otherwise provided in Section 6.12, the terms thereof shall be consistent in all material respects with the terms set forth in the 2020 Term Loan Commitment Letter as in effect on January 13, 2020 (after giving effect to any flex item exercised pursuant to the Fee Letter, dated as of January 13, 2020, by and among CHI, Deutsche Bank Securities Inc. and Deutsche Bank AG New York Branch, executed in connection therewith) and shall not contravene the terms of the 2020 ABL/TL Intercreditor Agreement.

“2020 Term Loan Credit Documents” means the 2020 Term Loan Credit Agreement and the other “Loan Documents” (or term of equivalent meaning) as defined in the 2020 Term Loan Credit Agreement; provided that, except as otherwise provided in Section 6.12, the terms thereof shall be consistent in all material respects with the terms set forth in the 2020 Term Loan Commitment Letter as in effect on January 13, 2020 (after giving effect to any flex item exercised pursuant to the Fee Letter, dated as of January 13, 2020, by and among CHI, Deutsche Bank Securities Inc. and Deutsche Bank AG New York Branch, executed in connection therewith) and shall not contravene the terms of the 2020 ABL/TL Intercreditor Agreement.

“2020 Term Loan Effective Date” means the date of satisfaction (or waiver) of the conditions precedent to funding of the 2020 Term Loan Facility under the 2020 Term Loan Credit Agreement.

“2020 Term Loan Facility” shall have the meaning given to such term in the First Amendment Agreement.

“2020 Term Loan Mandatory Prepayment Proceeds” means Net Proceeds received from (a) any incurrence of (i) prior to the 2020 Term Loan Effective Date, Indebtedness for borrowed money incurred expressly to finance the 2020 Acquisition and (ii) following the incurrence of the 2020 Term Loan Facility and so long as any amounts under the 2020 Term Loan Facility are outstanding, to the extent required under the 2020 Term Loan Commitment Letter or the 2020 Term Loan Credit Agreement, any other Indebtedness for borrowed money in excess of $20,000,000 in the aggregate (to the extent of such excess), and in any case of this clause (a), excluding (A) any intercompany Indebtedness of the Company or any of its Subsidiaries, (B) any Indebtedness of the Company or any of its Subsidiaries incurred hereunder or under any other Loan Document, and any Indebtedness that constitutes a refinancing, renewal or extension thereof, (C) commercial paper issued in the ordinary course of business, (D) ordinary course purchase-money debt or capital leases, (E) borrowings under working capital, letter of credit or overdraft facilities, (F) other Indebtedness for borrowed money as may be agreed between the 2020 Term Loan Agent and the Company; and (G) any Indebtedness in the form of debt securities or similar instruments that constitutes a refinancing, renewal or extension of the 2016 Notes or 2017 Notes; provided, that the Net Proceeds of any such Indebtedness in an aggregate principal amount in excess of the aggregate principal amount of the 2016 Notes or 2017 Notes, as applicable, that is being refinanced, renewed or extended (other than any increase used to finance any related costs, fees, expenses, premiums or penalties in connection with such refinancing, renewal or extension) shall not be excluded, (b) any incurrence or issuance of Indebtedness of the Company and its Restricted Subsidiaries after the 2020 Term Loan Effective Date not permitted under the 2020 Term Loan Credit Agreement (it being understood that this clause (b) shall not apply to any Indebtedness of the Company or any of its Subsidiaries incurred hereunder or under any other Loan Document, and any Indebtedness that constitutes a refinancing, renewal or extension of thereof), and (c) any issuance of Equity Interests or issuance of securities linked to Equity Interests (in a public offering or private placement) by the Company, excluding (i) any sale or issuance of Equity Interests pursuant to employee or director stock option plans or similar compensation arrangements, (ii) upon conversion or exercise of outstanding securities or options and (iii) other issuances of Equity Interests as may be agreed between the 2020 Term Loan Agent and the Company.

“ABL Priority Collateral” (i) with respect to the 2020 ABL/TL Intercreditor Agreement, shall have the meaning set forth in ~~an~~the 2020 ABL/TL Intercreditor Agreement and (ii) with respect to any other Applicable Intercreditor Agreement, shall have the meaning set forth in such Applicable Intercreditor Agreement, which definition shall be acceptable to the Administrative Agent and the Required Lenders.

“ABR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Account” (a) in the case of the U.S. Co-Borrowers, any Loan Party organized under applicable laws of the United States, any state thereof or the District of Columbia, the Canadian Co-Borrowers, or any Loan Party organized under applicable laws of Canada or any province thereof, has the meaning assigned to such term in the applicable U.S. Security Agreement, (b) in the case of any UK Co-Borrower or any Loan Party organized under applicable law of England and Wales, has the meaning assigned to such term in the applicable UK Security Agreement, and (c) in the case of any Dutch Co-Borrower or any Loan Party organized under applicable laws of the Netherlands, has the meaning assigned to the term “Receivable” in the applicable Dutch Security Agreement.

“Account Debtor” means any Person obligated on an Account.

“Acquisition Consideration” means the purchase consideration paid for any Permitted Acquisition, whether paid in cash, properties, assumption of Indebtedness or otherwise and whether payable at or prior to the consummation of such Permitted Acquisition or deferred for payment at any time in the future, whether or not such future payment is subject to the occurrence of any contingency, and includes any and all payments representing “earn-outs” and other agreements to make any payment the amount of which, or the terms of payment of which are, in any respect subject to, or contingent upon, the revenues, income, cash flow or profits of any Person, business or operating division.

“Additional Real Property Trigger Date” means the date that is the first day of the month commencing at least 180 days after the Restatement Effective Date or such later date as the Administrative Agent may agree in its sole discretion.

“Additional Senior Secured Indebtedness” shall mean any senior secured Indebtedness secured by Collateral and incurred, created, assumed or permitted to exist in reliance of Section 6.01(u) or (v); provided that no such Indebtedness shall constitute Additional Senior Secured Indebtedness unless at all times it meets the following requirements~~:~~ (it being understood and agreed that the terms set forth in the 2020 Term Loan Commitment Letter as in effect on January 13, 2020 (after giving effect to any flex item exercised pursuant to the Fee Letter, dated as of January 13, 2020, by and among CHI, Deutsche Bank Securities Inc. and Deutsche Bank AG New York Branch, executed in connection therewith), to the extent the items below are addressed therein, meets each of the following requirements):

(i) such Indebtedness does not mature, and the terms of such Indebtedness do not require any amortization, mandatory prepayment or redemption or repurchase at the option of the holder thereof (other than (x) amortization not to exceed 5.0% per annum of the outstanding principal amount of such Indebtedness and (y) pursuant to Customary Mandatory Prepayment Terms), in each case earlier than 180 days after the latest Maturity Date as of the date such Indebtedness is incurred;

(ii) such Indebtedness has terms and conditions (excluding pricing and premiums) that, when taken as a whole, are not materially more restrictive or less favorable to the Company and its Subsidiaries ~~and are not materially less favorable to the Agents, the Issuing Banks, the Swingline Lenders and the Lenders,~~ than the terms of this Agreement (taken as a whole) (except with respect to terms and conditions that are applicable only after the latest Maturity Date)~~,~~; it being understood that such Indebtedness may be in the form of notes or term loan facilities;

(iii) the Liens securing such Indebtedness shall only be on assets that constitute Collateral (or on assets or property (including real property or improvements thereto or any interest therein) that the Lenders have elected not to cause to be included in the Collateral or have released from the Collateral or that is not otherwise required to be Collateral) and shall (x) be junior to the Liens securing the Secured Obligations, or (y) solely in the case of Indebtedness permitted under Section 6.01(u) and designated as PP&E Priority Indebtedness, to the extent such Liens attach to ABL Priority Collateral, such Liens on ABL Priority Collateral shall be junior to the Liens securing the Secured Obligations ~~hereunder~~(it being understood and agreed that such Indebtedness may be secured by Liens on Term Priority Collateral that are senior to the Liens on Term Priority Collateral securing the Secured Obligations);

(iv) the security agreements relating to such Indebtedness (together with each Applicable Intercreditor Agreement) shall be substantially the same as the Collateral Documents ~~and shall otherwise be satisfactory to the Administrative Agent and the Collateral Agent~~;

(v) such Indebtedness and the holders thereof or the representative thereunder, and the Liens securing such Indebtedness, in each case shall be subject to ~~an~~the 2020 ABL/TL Intercreditor Agreement or another Applicable Intercreditor Agreement; and

(vi) such Indebtedness shall not be guaranteed by any Person other than any Loan Party and shall not have any obligors other than any Loan Party;

provided that a certificate of a Financial Officer of the Borrower Representative delivered to the Administrative Agent at least five (5) Business Days prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Borrower Representative has determined in good faith that such terms and conditions satisfy the requirements of clause (ii) of this definition, shall be conclusive evidence that such terms and conditions satisfy the requirements of clause (ii) of this definition unless the Administrative Agent notifies the Borrower Representative within such five (5) Business Day period that it disagrees with such determination (including a reasonable description of the basis upon which it disagrees); provided, further, that no such certificate shall be required to be delivered by the Borrower Representative to the Administrative Agent with respect to the 2020 Term Loan Facility.

“Additional Senior Secured Indebtedness Documents” means all documents executed and delivered with respect to the Additional Senior Secured Indebtedness or delivered in connection therewith (including, for the avoidance of doubt, all 2020 Term Loan Credit Documents).

“Additional Unsecured Indebtedness” means any unsecured Indebtedness of a Loan Party incurred, created, assumed or permitted to exist in reliance of Section 6.01(v); provided that no such Indebtedness shall constitute Additional Unsecured Indebtedness unless at all times it meets the following requirements:

(i) such Indebtedness does not mature, and the terms of such Indebtedness do not require any amortization, mandatory prepayment or redemption or repurchase at the option of the holder thereof (other than pursuant to Customary Mandatory Prepayment Terms), in each case earlier than 180 days after the latest Maturity Date;

(ii) such Indebtedness has terms and conditions (excluding pricing, premiums and subordination terms) that, when taken as a whole, are not materially more restrictive or less favorable to the Company and its Subsidiaries, and are not materially less favorable to the Agents, the Issuing Banks, the Swingline Lenders and the Lenders, than the terms of this Agreement (taken as a whole) (except with respect to terms and conditions that are applicable only after the latest Maturity Date), it being understood that such Indebtedness may be in the form of notes or term loan facilities; and

(iii) such Indebtedness shall not be guaranteed by any Person other than any Loan Party and shall not have any obligors other than any Loan Party;

provided that a certificate of a Financial Officer of the Borrower Representative delivered to the Administrative Agent at least five (5) Business Days prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Borrower Representative has determined in good faith that such terms and conditions satisfy the requirements of clause (ii) of this definition, shall be conclusive evidence that such terms and conditions satisfy the requirements of clause (ii) of this definition unless the Administrative Agent notifies the Borrower Representative within such five (5) Business Day period that it disagrees with such determination (including a reasonable description of the basis upon which it disagrees).

“Additional Unsecured Indebtedness Documents” means all documents executed and delivered with respect to the Additional Unsecured Indebtedness or delivered in connection therewith.

“Adjusted LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period or for the purpose of calculating the Alternate Base Rate, an interest rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate; provided that if the Adjusted LIBO Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

“Administrative Agent” means JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the Lenders hereunder.

“Administrative Collateral Agent” means JPMorgan Chase Bank, N.A., in its capacity as administrative collateral agent for the holders of the Secured Obligations.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agents” means the Administrative Agent, the Administrative Collateral Agent, each Disbursement Agent and the UK Security Trustee.

“Aggregate Availability” means, with respect to all the Borrowing Base Contributors, at any time, an amount equal to:

(a) the lesser of:

(i) the aggregate Commitments of all Lenders at such time; and

(ii) the Aggregate Borrowing Base at such time; minus

(b) the aggregate Revolving Exposure of all Lenders at such time.

“Aggregate Borrowing Base” means the aggregate of the Borrowing Bases of all of the Borrowing Base Contributors; provided that (i) the maximum amount of the Borrowing Base of the Borrowing Base Contributors organized under the laws of Canada which may be included as part of the Aggregate Borrowing Base is the Canadian Sublimit, (ii) the maximum amount of the Borrowing Base of the Borrowing Base Contributors organized under the laws of England and Wales or the Netherlands which may be included as part of the Aggregate Borrowing Base is the European Sublimit, and (iii) the maximum amount of Inventory of all Borrowing Base Contributors which may be included as part of the Aggregate Borrowing Base is $187,500,000.

“Aggregate Borrowing Base Certificate” means a certificate, signed and certified as accurate and complete by a Financial Officer of the Borrower Representative, in substantially the form of Exhibit B-2 or another form which is acceptable to the Collateral Agent in its sole discretion.

“Aggregate Credit Exposure” means, at any time, the aggregate Credit Exposure of all the Lenders.

“Agreement” has the meaning assigned to such term in the preamble hereto.

“Aimia” has the meaning assigned to such term in the preamble hereto.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the NYFRB Rate in effect on such day plus 1⁄2 of 1% and (c) the Adjusted LIBO Rate for a one month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%; provided that for the purpose of this definition, the Adjusted LIBO Rate for any day shall be based on the LIBO Screen Rate (or if the LIBO Screen Rate is not available for such one month Interest Period, the Interpolated Rate) at approximately 11:00 a.m. London time on such day; provided that if the Alternate Base Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement. Any change in the Alternate Base Rate due to a change in the Prime Rate, the NYFRB Rate or the

Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the NYFRB Rate or the Adjusted LIBO Rate, respectively. If the Alternate Base Rate is being used as an alternate rate of interest pursuant to Section 2.14 hereof, then the Alternate Base Rate shall be the greater of clause (a) and (b) above and shall be determined without reference to clause (c) above.

“Alternate Rate” means, for any day, the sum of (a) a rate per annum selected by the Administrative Agent, from whatever source it may reasonably select, as that which expresses as a percentage per annum the cost of funding participations in Eurodollar Borrowings, plus (b) the Applicable Rate for Eurodollar Loans. When used in reference to any Loan or Borrowing, “Alternate Rate” refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Rate.

“AML/Anti-Terrorism Laws” has the meaning assigned to such term in Section 3.23(a).

“Amendment Agreement Effective Date” shall have the meaning assigned to such term in the First Amendment Agreement.

“Amendment ~~Agreement~~ Effective Date” ~~shall have~~has the meaning assigned to such term in the First Amendment Agreement.

“AML/Anti-Terrorism Laws” has the meaning assigned to such term in Section 3.23(a).

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to any Borrower and its Affiliates concerning or relating to bribery or corruption.

“Applicable Intercreditor Agreement” shall mean any intercreditor agreement executed in connection with any transaction requiring such agreement to be executed pursuant to the terms hereof, among either or both of the Administrative Agent and the Administrative Collateral Agent, the representatives of the other classes of applicable Indebtedness permitted hereunder and any other party, as the case may be, on such terms that are satisfactory to the Administrative Agent and the Required Lenders~~.~~; provided that the Administrative Agent and the Required Lenders acknowledge and agree that, with respect to the 2020 Term Loan Facility (which shall constitute PP&E Priority Indebtedness), the 2020 ABL/TL Intercreditor Agreement is satisfactory and shall constitute an Applicable Intercreditor Agreement for all purposes hereunder.

“Applicable Percentage” means, with respect to any Lender, (a) with respect to Revolving Loans, LC Exposure, Swingline Loans or Overadvances, a percentage equal to a fraction the numerator of which is such Lender’s Commitment and the denominator of which is the aggregate Commitments of all Lenders (if the Commitments have terminated or expired, the Applicable Percentages shall be determined based upon such Lender’s share of the aggregate Revolving Exposures at that time); provided that in case of Section 2.21, when a Defaulting Lender shall exist, any such Defaulting Lender’s Commitment shall be disregarded in the calculation and (b) with respect to Protective Advances or with respect to the Aggregate Credit Exposure, a percentage based upon its share of the Aggregate Credit Exposure and the aggregate unused Commitments of all Lenders; provided that in case of Section 2.21, when a Defaulting Lender shall exist, any such Defaulting Lender’s Commitment shall be disregarded in the calculation.

“Applicable Period” has the meaning assigned to such term in the definition of Applicable Rate.

“Applicable Rate” means, for any day, with respect to any Loan, the applicable rate per annum set forth below under the caption “ABR Spread”, “Canadian Prime Spread”, “Eurodollar Spread”, “CDOR Spread” or “Overnight LIBO Spread”, as the case may be, based upon the Borrowers’ Average Quarterly Availability during the most recently ended fiscal quarter of the Borrowers.

Average Quarterly Availability	ABR Spread	Canadian Prime Spread	Eurodollar Spread	CDOR Spread	Overnight LIBO Spread
Category 1 ≥$125,000,000	-0.50%	0.00%	1.25%	1.25%	1.25%
Category 2 <$125,000,000 but ≥$75,000,000	-0.25%	0.25%	1.50%	1.50%	1.50%
Category 3 <$75,000,000	0.00%	0.50%	1.75%	1.75%	1.75%

For purposes of the foregoing, (a) the Applicable Rate shall be determined based upon the Aggregate Borrowing Base Certificate, Borrowing Base Certificates and related information that are delivered from time to time pursuant to this Agreement, with due regard for the adjustments set forth therein and permitted under this Agreement, (b) each change in the Applicable Rate resulting from a change in Average Quarterly Availability shall be effective during the period commencing on and including the date of delivery to the Administrative Agent of an Aggregate Borrowing Base Certificate, Borrowing Base Certificates and related information immediately following the most recently ended fiscal quarter of the Company, and ending on the date immediately preceding the effective date of the next such change; provided that the Average Quarterly Availability for purposes of determining the Applicable Rate shall be deemed to be in Category 3 (or, during any period in which Category 3 does not apply pursuant to the proviso below, Category 2) (A) at any time that an Event of Default has occurred and is continuing or (B) at the option of the Administrative Agent or at the request of the Required Lenders if the Borrowers fail to deliver the Aggregate Borrowing Base Certificate and the Borrowing Base Certificates required to be delivered by them pursuant to Section 5.01, during the period from the expiration of the time for delivery thereof until such Aggregate Borrowing Base Certificate and Borrowing Base Certificates are delivered and (c) until the date that the Borrowers’ Aggregate Borrowing Base Certificate and Borrowing Base Certificates for the first full calendar quarter ended after the Restatement Effective Date have been or were required to be delivered pursuant to Section 5.01, the Applicable Rate shall be determined based upon Category 1; provided that on and after that date that a Compliance Certificate is delivered pursuant to Section 5.01(d) (other than in connection with financial statements delivered pursuant to Section 5.01(c)), demonstrating, for the most recently completed Test Period, a Consolidated Leverage Ratio of less than 4.00 to 1.00, until the date that a Compliance Certificate is delivered pursuant to Section 5.01(d) (other than in connection with financial statements delivered pursuant to Section 5.01(c)) demonstrating, for the most recently completed Test Period, a Consolidated Leverage Ratio of equal to or greater than 4.00 to 1.00, Category 3 shall not be applied for any purpose hereunder and Category 2 shall apply to all instances where Category 3 would have applied.

In the event that the Administrative Agent or any Loan Party determines that the Aggregate Borrowing Base Certificate or any Borrowing Base Certificate previously delivered was incorrect or inaccurate or (y) the calculation of the Consolidated Leverage Ratio in a Compliance Certificate previously delivered was incorrect or inaccurate, and in the case of clauses (x) and (y), such inaccuracy, if corrected, would have led to the application of a higher Applicable Rate (including as a result the reinstatement of Category 3 as a result of a change in the Consolidated Leverage Ratio) for any period (an “Applicable Period”), than the Applicable Rate applied for such Applicable Period, then (1) the Borrower Representative shall promptly (and in any case no later than 3 Business Days after such discovery) deliver to the Administrative Agent the corrected Borrowing Base Certificates and Aggregate Borrowing Base Certificates for such Applicable Period or, with respect to the reinstatement of Category 3 as a result of a change in the Consolidated Leverage Ratio an interest rate reconciliation for the period during which Category 3 should have applied, (2) the Applicable Rate shall be determined as if the Category for such higher Applicable Rate were applicable for such Applicable Period, and (3) the Borrower Representative shall within 3 Business Days of demand thereof by the Administrative Agent pay to the Administrative Agent the accrued additional amount owing as a result of such increased Applicable Rate for such Applicable Period, which payment shall be promptly applied by the Administrative Agent in accordance with this Agreement. This paragraph shall not limit the rights of the Administrative Agent and the Lenders with respect to Section 2.13 and Article VII.

“Approved Fund” has the meaning assigned to such term in Section 9.04.

“Aquaterra” has the meaning assigned to such term in the preamble hereto.

“Aquaterra Pension Reserves” means, at any time, Reserves applicable to the Borrowing Base of Aquaterra in an amount equal to the maximum amount of all liabilities of Aquaterra under its Canadian Defined Benefit Pension Plan at such time, which amount and the calculation thereof shall be satisfactory to the Administrative Agent.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, substantially in the form of Exhibit A or any other form approved by the Administrative Agent.

“Availability Period” means the period from and including the Restatement Effective Date to but excluding the earlier of the Maturity Date and the date of termination of the Commitments.

“Available Commitment” means, at any time, the aggregate Commitments then in effect minus the Revolving Exposure of all Lenders at such time.

“Average Quarterly Availability” means, as of any date of determination, the average daily Aggregate Availability for the fiscal quarter period immediately preceding such date, with the Borrowing Base for any day during such period calculated by reference to the most recent Aggregate Borrowing Base Certificate delivered to the Administrative Agent on or prior to such day pursuant to the terms of this Agreement. Average Quarterly Availability shall be calculated by the Administrative Agent and such calculations shall be presumed to be correct, absent manifest error.

“Average Utilization” means, for any period, the average total daily Revolving Exposure of all Lenders during such period, expressed as a percentage of aggregate Commitments. Average Utilization shall be calculated by the Administrative Agent and such calculations shall be presumed to be correct, absent manifest error.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Banking Services” means each and any of the following bank services provided to any Loan Party by any Lender or any of its Affiliates: (a) commercial credit cards, (b) stored value cards and (c) treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services).

“Banking Services Obligations” of the Loan Parties means any and all obligations of the Loan Parties, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Banking Services.

“Banking Services Reserves” means all Reserves which the Administrative Agent from time to time establishes in its Permitted Discretion for Banking Services then provided or outstanding.

“Bankruptcy Code” means the provisions of Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq.

“Beneficial Owner” means, with respect to any U.S. Federal withholding Tax, the beneficial owner, for U.S. Federal income tax purposes, to whom such Tax relates.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership or control as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan.”

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” or “Borrowers” means, individually or collectively, the Canadian Co-Borrowers, the U.S. Co-Borrowers, the Dutch Co-Borrowers and the UK Co-Borrowers.

“Borrower DTTP Filing” means an HM Revenue & Customs Form DTTP2 duly completed and filed by the relevant UK Co-Borrower, which (a) where it relates to a Treaty Lender that is a Treaty Lender on the day on which this Agreement is entered into, contains the scheme reference number and jurisdiction of tax residence provided by the Treaty Lender to such UK Co-Borrower and the Administrative Agent, and (i) where such UK Co-Borrower becomes a UK Co-Borrower on the day on which this Agreement is entered into, is filed with HM Revenue & Customs within 30 days of the date of this Agreement; or (ii) where such UK Co-Borrower becomes a UK Co-Borrower hereunder after the day on which this Agreement is entered into, is filed with HM Revenue & Customs within 30 days of the date on which that UK Co-Borrower becomes a UK Co-Borrower; or (b) where it relates to a party that becomes a Treaty Lender hereunder pursuant to an Assignment and Assumption or a Participant, contains the scheme reference number and jurisdiction of tax residence of such party and is provided by such party to such UK Co-Borrower and the Administrative Agent, and (i) where such UK Co-Borrower is a UK Co-Borrower on the effective date of the relevant Assignment and Assumption or participation, is filed with HM Revenue & Customs within 30 days of the effective date of the relevant aforementioned document; or (ii) where such UK Co-Borrower becomes a UK Co-Borrower hereunder after the effective date of the relevant Assignment and Assumption or participation, is filed with HM Revenue & Customs within 30 days of the date on which that UK Co-Borrower becomes a UK Co-Borrower.

“Borrower Joinder Agreement” has the meaning assigned to such term in Section 5.13(e).

“Borrower Representative” means the Company, in its capacity as contractual representative of the Borrowers pursuant to Article XI.

“Borrowing” means (a) Revolving Loans of the same Type and currency, made, converted or continued on the same date and, in the case of Eurodollar Loans and CDOR Loans, as to which a single Interest Period is in effect, (b) a Swingline Loan, (c) a Protective Advance and (d) an Overadvance.

“Borrowing Base” means, at any time, with respect to each Borrowing Base Contributor, the sum of:

(a) 85% of such Borrowing Base Contributor’s Eligible Accounts at such time (or 90% of such Borrowing Base Contributor’s Eligible Accounts, in the case of an Account Debtor with a senior unsecured debt rating of at least BBB- by S&P and Baa3 by Moody’s), plus

(b) the lesser of:

(i) 75% of such Borrowing Base Contributor’s Eligible Inventory, valued at the lower of cost or market value, determined on a first-in-first-out basis, at such time, and

(ii) the product of 85% multiplied by the Net Orderly Liquidation Value percentage identified in the most recent inventory appraisal ordered by the Administrative Agent multiplied by such Borrowing Base Contributor’s Eligible Inventory, valued at the lower of cost or market value, determined on a first-in-first-out basis, at such time; minus

(c) Reserves related to such Borrowing Base Contributor (without duplication of any Reserves included under clause (d) below), plus

(d) at any time prior to the PP&E Release Trigger Date, such Original RP Contributor’s and such Original M&E Contributor’s PP&E Component (as the same may be adjusted from time to time pursuant to the terms of this Agreement, including Section 5.01(g));

provided that, notwithstanding anything to the contrary in the definitions of Eligible Accounts and Eligible Inventory, if the assets acquired pursuant to a Permitted Acquisition or any other transaction permitted under Section 6.04 (other than the assets acquired pursuant to the Eden Acquisition, which assets are subject to the requirements in Sections 5.13 and 5.18) are intended to be included in the Borrowing Base, prior to the inclusion of such assets in the Borrowing Base, the Administrative Agent shall have received a field examination and appraisal conducted by an appraiser selected and engaged by the Administrative Agent and prepared on a basis satisfactory to the Administrative Agent, in each case at the Borrowers’ sole cost and expense (one such appraisal and one such field examination for each such set of assets shall be excluded from the limitation on such appraisals and field examinations at the expense of the Borrowers as provided in Section 5.11); provided, further, that, solely in the case of Inventory located in the United States and Accounts, in each case owned by a Borrowing Base Contributor organized under applicable laws of the United States, any state thereof or the District of Columbia, the Administrative Agent may, in its Permitted Discretion, determine to include the Eligible Accounts and Eligible Inventory acquired pursuant to such Permitted Acquisition or other transaction permitted under Section 6.04 (other than the assets acquired pursuant to the Eden Acquisition, which assets are subject to the requirements in Sections 5.13 and 5.18, and clauses (a) and (b) of this definition (including the advance rates set forth therein)) (subject to advance rates determined in the Permitted Discretion of the Administrative Agent (but in no case higher than the advance rates set forth in this definition) and any Reserves then in effect pursuant to this definition and the most recent Aggregate Borrowing Base Certificate and Borrowing Base Certificates delivered to the Administrative

Agent pursuant to this Agreement) in the Borrowing Base up to an amount not to exceed 5% of the Borrowing Base at any time (after giving effect to such inclusion) prior to the receipt by the Administrative Agent of such appraisal and field examination, without limiting the right of the Administrative Agent to subsequently exclude such assets from the Borrowing Base in its Permitted Discretion; provided, further, that such assets shall be removed from the Borrowing Base if the Administrative Agent has not received such appraisal and field examination within 90 days (or such later date as the Administrative Agent may agree in its Permitted Discretion, not to exceed an additional 60 days without the consent of the Required Lenders) after the date such assets were first included in the Borrowing Base. The maximum amount of Eligible Inventory which may be included as part of any Borrowing Base is $187,500,000 minus, the amount of Eligible Inventory which is included in any other Borrowing Base. The Administrative Collateral Agent may, in its Permitted Discretion, adjust Reserves or reduce one or more of the other elements used in computing the Borrowing Base or, after the occurrence and during the continuation of an Event of Default, reduce the advance rates set forth above.

“Borrowing Base Certificate” means a certificate, signed and certified as accurate and complete by a Financial Officer of the Borrower Representative, in substantially the form of Exhibit B-1 or another form which is acceptable to the Collateral Agent in its sole discretion.

“Borrowing Base Contributor” means (a) each Borrower and (b) each Borrowing Base Guarantor, Cott Beverages LLC, Eden Netherlands, Eden Springs UK Ltd., and any Loan Party organized under the laws of the Netherlands or any political subdivision thereof, in each case under this clause (b) solely to the extent that such Person is able to prepare all collateral reports in a comparable manner to the Company’s reporting procedures or otherwise in a manner reasonably acceptable to the Administrative Agent, and has satisfied the requirements set forth in Section 5.13 and the definition of Borrowing Base Guarantor, and without regard to any requirements set forth therein in connection with (x) equipment and real property owned by such Person, and (y) inventory owned by such Person, in the case of clause (y), unless such Person expressly elects to have its inventory included in the Borrowing Base. Notwithstanding anything herein to the contrary, for each Borrowing Base Contributor, appraisals shall not be required with respect to any class of assets of such Borrowing Base Contributor that are not included in the Borrowing Base.

“Borrowing Base Guarantor” means any Loan Guarantor that is not a Borrower, in each case that (i) delivers a Borrowing Base Guarantor designation notice to the Administrative Agent in accordance with Section 5.13(f), (ii) is organized under the laws of any State of the United States or the District of Columbia, Canada, England and Wales or the Netherlands, (iii) is able to prepare all collateral reports in a comparable manner to the Company’s reporting procedures or otherwise in a manner reasonably acceptable to the Administrative Agent and (iv) has executed and delivered to the Administrative Agent such Loan Documents as the Administrative Agent has reasonably requested (all of which shall be in form and substance reasonably acceptable to, and provide a level of security acceptable to, the Administrative Agent in its Permitted Discretion), so long as the Administrative Agent has received and approved, in its Permitted Discretion, (A) a field examination and appraisal conducted by an appraiser selected and engaged by the Administrative Agent and prepared on a basis satisfactory to the Administrative Agent, in each case at the Borrowers’ sole cost and expense (one such appraisal and one such field examination for each such set of assets shall be excluded from the limitation on such appraisals and field examinations at the expense of the Borrowers as provided in

Section 5.11); provided that, solely in the case of Inventory located in the United States and Accounts, in each case owned by a Borrowing Base Guarantor organized under applicable laws of the United States, any state thereof or the District of Columbia, the Administrative Agent may, in its Permitted Discretion, determine to include the Eligible Accounts and Eligible Inventory of such Person in the Borrowing Base prior to the Administrative Agent’s receipt of such appraisal and field examination to the extent permitted in accordance with the second proviso to the definition of Borrowing Base, (B) all UCC or other search results reasonably requested by the Administrative Agent that are necessary to confirm the Administrative Collateral Agent’s Lien on all of such Borrowing Base Guarantor’s personal property, and (C) such certificates and other documentation as the Administrative Agent may reasonably request.

“Borrowing Base Reporting Trigger Level” means, at any time, 10% of the Line Cap at such time.

“Borrowing Request” means a request by the Borrower Representative for a Revolving Borrowing in accordance with Section 2.02, substantially in the form of Exhibit E hereto.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City, the Netherlands or Toronto are authorized or required by law to remain closed; provided that, (a) when used in connection with a European Swingline Loan or a Eurodollar Loan denominated in dollars or Sterling, the term “Business Day” shall also exclude any day on which banks are not open for dealings in dollar (or, as the case may be, Sterling) deposits in the London interbank market and (b) when used in connection with a European Swingline Loan or a Eurodollar Loan denominated in Euros, the term “Business Day” shall also exclude any day which is not a TARGET Day (as determined by the Administrative Agent).

“CAML Legislation” has the meaning assigned to such term in Section 9.14(b).

“Canadian Benefit Plans” means any material plan, fund, program, or policy, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, maintained by a Loan Party or any Subsidiary of any Loan Party, providing employee benefits, including medical, hospital care, dental, sickness, accident, disability, life insurance, pension, retirement, savings or other benefits, under which any Loan Party or any of its Restricted Subsidiaries has any liability with respect to any Canadian employee or former employee, but excluding any Canadian Pension Plans.

“Canadian Co-Borrowers” means (a) the Company and Aquaterra, and (b) each Subsidiary of the Company organized under the laws of Canada that becomes a Borrower in accordance with Section 5.13(e).

“Canadian Defined Benefit Pension Plan” means any Canadian Pension Plan which contains a “defined benefit provision,” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

“Canadian Dollars” or “Cdn $” refers to the lawful currency of Canada.

“Canadian Economic Sanctions and Export Control Laws” means any Canadian laws, regulations or orders governing transactions in controlled goods or technologies or dealings with countries, entities, organizations, or individuals subject to economic sanctions and similar measures.

“Canadian Issuing Bank” means JPMorgan Chase Bank, N.A., Toronto Branch, in its capacity of the issuer of Letters of Credit for the account of any Canadian Co-Borrower hereunder, and its successors in such capacity as provided in Section 2.06(i). The Canadian Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of the Canadian Issuing Bank, in which case the term “Canadian Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“Canadian Letter of Credit Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit issued by the Canadian Issuing Bank at such time for the account of a Canadian Co-Borrower plus (b) the aggregate amount of all LC Disbursements of the Canadian Issuing Bank that have not yet been reimbursed by or on behalf of a Canadian Co-Borrower at such time. The Canadian Letter of Credit Exposure of any Lender at any time shall be its Applicable Percentage of the total Canadian Letter of Credit Exposure at such time.

“Canadian Overadvance” means an Overadvance made to or for the account of a Canadian Co-Borrower pursuant to Section 2.05.

“Canadian Pension Plans” means each pension plan required to be registered under Canadian federal or provincial pension benefits standards law that is maintained by a Loan Party or any Subsidiary of any Loan Party for its Canadian employees or former Canadian employees.

“Canadian Prime”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Canadian Prime Rate.

“Canadian Prime Rate” means, for any period, the rate per annum determined by the Disbursement Agent to be the higher of (i) the rate equal to the PRIMCAN Index rate that appears on the Bloomberg screen at 10:15 a.m. Toronto time on such day (or, in the event that the PRIMCAN Index is not published by Bloomberg, any other information services that publishes such index from time to time, as selected by the Administrative Agent in its reasonable discretion) and (ii) the average rate for 30 day Canadian Dollar bankers’ acceptances that appears on the Reuters Screen CDOR Page (or, in the event such rate does not appear on such page or screen, on any successor or substitute page or screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time, as selected by the Administrative Agent in its reasonable discretion) at 10:15 a.m. Toronto time on such day, plus 1.00% per annum; provided, that if any the above rates shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement. Any change in the Canadian Prime Rate due to a change in the PRIMCAN Index or the CDOR Rate shall be effective from and including the effective date of such change in the PRIMCAN Index or CDOR Rate, respectively.

“Canadian Protective Advance” means a Protective Advance made to or for the account of a Canadian Co-Borrower pursuant to Section 2.04.

“Canadian Revolving Exposure” means, with respect to any Lender at any time, the sum of (a) the outstanding principal amount of such Lender’s Canadian Revolving Loans and its Canadian Letter of Credit Exposure and an amount equal to its Applicable Percentage of the aggregate principal amount of Canadian Swingline Loans outstanding at such time, plus (b) an amount equal to its Applicable Percentage of the aggregate principal amount of Canadian Overadvances outstanding at such time.

“Canadian Revolving Loan” means a Revolving Loan made to a Canadian Co-Borrower.

“Canadian Security Agreement” means that certain Canadian Pledge and Security Agreement, dated as of August 17, 2010, between the Loan Parties party thereto and the Administrative Collateral Agent, for the benefit of the Administrative Collateral Agent and the Lenders, as amended, restated, supplemented or otherwise modified from time to time, and any other hypothec, deed, pledge or security agreement or other similar document governed by the laws of Canada or any province thereof entered into by any Loan Party (or Restricted Subsidiary that becomes a Loan Party) on, prior to, or after the Restatement Effective Date, as required by this Agreement or any other Loan Document for the purpose of creating a Lien on the property of any such Person that is (a) organized in Canada or any province thereof or (b) has property located in Canada, in each case as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Canadian Sublimit” means $20,000,000.

“Canadian Swingline Lender” means JPMorgan Chase Bank, N.A., Toronto Branch, in its capacity as lender of Canadian Swingline Loans hereunder.

“Canadian Swingline Loan” has the meaning assigned to such term in Section 2.05(a)(ii).

“Canadian Union Plans” means any pension and other benefit plans which are not required to be maintained by any Loan Party or any Subsidiary of any Loan Party but to which a Loan Party or Subsidiary of a Loan Party is required to contribute pursuant to a collective agreement for its Canadian employees or former Canadian employees or pursuant to a participation agreement for Canadian employees or former Canadian employees.

“Capital Expenditures” means, without duplication, any expenditure or commitment to expend money for any purchase or other acquisition of any asset which would be classified as a fixed or capital asset on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP; provided that, without limiting Section 1.04, if, as a result of a change in GAAP after the Restatement Effective Date, any lease obligations that prior to such change would constitute obligations in respect of an operating lease, as defined and interpreted in accordance with GAAP as in effect and applied on the Restatement Effective Date, shall not for purposes of this Agreement, constitute Capital Lease Obligations.

“Cash Dominion Trigger Event” means (a) a Specified Default has occurred and is continuing or (b) for any period of five consecutive Business Days, Aggregate Availability is less than the greater of (i) 10% of the Line Cap at such time and (ii) $22,500,000.

“CDOR” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the CDOR Rate.

“CDOR Rate” means, for the relevant Interest Period, the Canadian dollar offered rate which, in turn means on any day the sum of (a) the annual rate of interest determined with reference to the arithmetic average of the discount rate quotations of all institutions listed in respect of the relevant interest period for Canadian Dollar-denominated bankers’ acceptances displayed and identified as such on the “CDOR Page” (or any display substituted therefore) of Reuters Monitor Money Rates Service Reuters Screen, or, in the event such rate does not appear on such page or screen, on any successor or substitute page or screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time, as selected by the Administrative Agent in its reasonable discretion (the “CDOR Screen Rate”), at or about 10:15 a.m. Toronto local time on the first day of the applicable Interest Period and, if such day is not a business day, then on the immediately preceding business day (as adjusted by the Administrative Agent after 10:15 a.m. Toronto local time to reflect any error in the posted rate of interest or in the posted average annual rate of interest) plus (b) 0.10% per annum; provided that if the CDOR Screen Rate is not available on the Reuters Screen CDOR Page on any particular day, then the Canadian dollar offered rate component of such rate on that day shall be calculated as the applicable Interpolated Rate as of such time on such day; or if such day is not a Business Day, then as so determined on the immediately preceding Business Day; provided, further, that if any of the foregoing rates described in this definition shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“CDOR Rate Loan” means a Loan denominated in Canadian Dollars made by the Lenders to the Borrower which bears interest at a rate based on the CDOR Rate.

“Change in Control” means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission thereunder as in effect on the Restatement Effective Date), of Equity Interests representing more than 35% of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the Company; (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of the Company by Persons who were not (i) directors of the Company on the Restatement Effective Date, (ii) nominated or appointed by the board of directors of the Company or (iii) appointed by the board of directors of the Company as director candidates prior to their election; (c) subject to

Sections 6.03(a)(iv)(x), (y) and (z), the Company shall cease to own, directly or indirectly, free and clear of all Liens or other encumbrances (other than Liens created pursuant to any Loan Document, any Additional Senior Secured Indebtedness Documents and any Junior Secured Indebtedness Documents, solely to the extent such Liens constitute Permitted Liens), all of the outstanding voting Equity Interests of the other Borrowers on a fully diluted basis; or (d) there shall have occurred under any 2016 Notes Document, 2017 Notes Document, Replacement Notes Document, any Additional Senior Secured Indebtedness Document, any Additional Unsecured Indebtedness Document, any Junior Secured Indebtedness Document, or any other indenture or other agreement evidencing any Material Indebtedness any “Change of Control” or similar term (as defined in any 2016 Notes Document, 2017 Notes Document, Replacement Notes Document, Additional Senior Secured Indebtedness Document, Additional Unsecured Indebtedness Document, Junior Secured Indebtedness Document, or any other indenture or other agreement governing or relating to, or instrument evidencing, Material Indebtedness).

“Change in Law” means (a) the adoption, implementation, abolition, withdrawal or variation of any law, rule, regulation, practice or concession after the date of this Agreement, (b) any change in any law, rule, regulation, practice or concession or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender or any Issuing Bank (or, for purposes of Section 2.15(b), by any lending office of such Lender or by such Lender’s or such Issuing Bank’s holding company, if any) with any request, guideline, directive, notice, ruling, statement of policy or practice statement (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, requirements, guidelines, statements of policy, practice statement or directives thereunder, issued in connection therewith or in implementation thereof and (y) all requests, rules, requirements, guidelines, statements of policy, practice statement or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law” after the Restatement Effective Date, regardless of the date enacted, adopted, issued, made or implemented.

“Class”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Revolving Loans, Swingline Loans, Protective Advances or Overadvances.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Coffee Disposition” shall have the meaning given to such term in the First Amendment Agreement.

“Collateral” means any and all property owned, leased or operated by a Person covered by the Collateral Documents and any and all other property of any Loan Party, now existing or hereafter acquired, that may at any time be, become or be intended to be, subject to a security interest or Lien in favor of the Administrative Collateral Agent, on behalf of itself and the Lenders, or the UK Security Trustee, to secure the Secured Obligations.

“Collateral Access Agreement” (a) in the case of the U.S. Co-Borrowers and any Loan Party organized under applicable law of any state of the United States, has the meaning assigned to such term in the applicable U.S. Security Agreement, (b) in the case of the Canadian Co-Borrowers and any Loan Party organized under applicable law of any province of Canada, has the meaning assigned to such term in the applicable Canadian Security Agreement, (c) in the case of the UK Co-Borrowers and any Loan Party organized under applicable law of England and Wales, has the meaning assigned to such term in the applicable UK Security Agreement, and (d) in the case of the Dutch Co-Borrowers and any Loan Party organized under applicable law of the Netherlands, has the meaning assigned to such term in the applicable Dutch Security Agreement.

“Collateral Agent” means the Administrative Collateral Agent. Notwithstanding anything to the contrary contained herein or in any other Loan Document, any reference to a Collateral Agent in this Agreement or in any other Loan Document shall be a reference to the Administrative Collateral Agent.

“Collateral Documents” means, collectively, each Security Agreement, the Mortgages, each Applicable Intercreditor Agreement, and any other documents granting or purporting to grant a Lien upon all or any portion of the Collateral as security for payment of the Secured Obligations.

“Collection Account” (a) with respect to the U.S. Co-Borrowers and any Loan Party organized under applicable laws of the United States, any state thereof or the District of Columbia, has the meaning assigned to such term in the applicable U.S. Security Agreement, (b) with respect to the Canadian Co-Borrowers and any Loan Party organized under applicable laws of Canada or any province thereof, has the meaning assigned to such term in the applicable Canadian Security Agreement, (c) with respect to the UK Co-Borrowers and any Loan Party organized under applicable law of England and Wales, has the meaning assigned to such term in the applicable UK Security Agreement, and (d) with respect to the Dutch Co-Borrowers and any Loan Party organized under the laws of the Netherlands, has the meaning assigned to such term in the applicable Dutch Security Agreement.

“Commitment” means, with respect to each Lender, the commitment, if any, of such Lender to make Revolving Loans and to acquire participations in Letters of Credit, Overadvances, Protective Advances and Swingline Loans hereunder, expressed as an amount representing the maximum possible aggregate amount of such Lender’s Revolving Exposure hereunder, as such commitment may be reduced or increased from time to time pursuant to (a) Section 2.09 and (b) assignments by or to such Lender pursuant to Section 9.04. The amount of each Lender’s Commitment as of the Restatement Effective Date is set forth on the Commitment Schedule, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment, as applicable. The aggregate amount of the Lenders’ Commitments as of the Restatement Effective Date is $250,000,000.

“Commitment Schedule” means the Schedule attached to this Agreement identified as such.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Confidential Disclosure Letter” means the letter from the Borrower Representative to the Administrative Agent, the Issuing Banks, the Swingline Lenders and the other Lenders delivered on the Restatement Effective Date.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated Funded Indebtedness” means, as of any date of determination, without duplication, all Indebtedness of the Borrowers and the Restricted Subsidiaries on a consolidated basis as of such date, excluding (a) Indebtedness described in clauses (d), (e), (k), (l) and (n) of the definition thereof, (b) Indebtedness under undrawn letters of credit, and (c) Guarantees of Indebtedness described in clause (a) or (b) above; provided that the outstanding Indebtedness attributable to any non-wholly owned Restricted Subsidiary shall be included in Consolidated Funded Indebtedness in proportion to the percentage of Equity Interests in such non-wholly owned Restricted Subsidiary owned by the Company and its direct or indirect wholly-owned Restricted Subsidiaries.

“Consolidated Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Funded Indebtedness as of such date minus an amount equal to unrestricted cash and Permitted Investments of the Loan Parties determined on a consolidated basis in accordance with GAAP and that would not appear (or would not be required to appear) as “restricted” on the consolidated balance sheet of the Company (unless such appearance results from Permitted Liens in favor of the Administrative Agent), to the extent the use thereof to the payment of Indebtedness is not prohibited by law to (b) EBITDA for the most recently ended Test Period, all calculated on a Pro Forma Basis.

“Consolidated Secured Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Funded Indebtedness as of such date that is secured by a Lien on assets of the Company and its Subsidiaries minus an amount equal to unrestricted cash and Permitted Investments of the Loan Parties determined on a consolidated basis in accordance with GAAP and that would not appear (or would not be required to appear) as “restricted” on the consolidated balance sheet of the Company (unless such appearance results from Permitted Liens in favor of the Administrative Agent), to the extent the use thereof to the payment of Indebtedness is not prohibited by law to (b) EBITDA for the most recently ended Test Period, all calculated on a Pro Forma Basis.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Corresponding Liabilities” means the Secured Obligations of a Loan Party, but excluding its Parallel Liability.

“Cott Holdings” has the meaning assigned to such term in the preamble hereto.

“Covered Entity” means any of the following: (a) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (b) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (c) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“CRA” means Canada Revenue Agency.

“Credit Exposure” means, as to any Lender at any time, such Lender’s Revolving Exposure at such time.

“Customary Mandatory Prepayment Terms” means, in respect of any Indebtedness, terms requiring any obligor in respect of such Indebtedness to pay, prepay, purchase, repurchase, redeem, retire, cancel or terminate (or make an offer for any of the foregoing) such Indebtedness (a) in the event of a “change in control” (or similar event), (b) in the event of an “asset sale” (or similar event, including condemnation or casualty); provided that such terms in respect of mandatory payment, prepayment, purchase, repurchase, redemption, retirement, cancellation or termination (or offer for any of the foregoing) may provide that it can be avoided pursuant to customary reinvestment rights~~, and~~ (provided that, solely in the case of the 2020 Term Loan Facility, the “asset sale” prepayment requirements and related reinvestment rights as set forth in the 2020 Term Loan Commitment Letter as in effect on January 13, 2020 (after giving effect to any flex item exercised pursuant to the Fee Letter, dated as of January 13, 2020, by and among CHI, Deutsche Bank Securities Inc. and Deutsche Bank AG New York Branch, executed in connection therewith) are hereby approved by the 2020 Consenting Lenders and the Administrative Agent), (c) in the case of any Indebtedness that constitutes a term loan, on account of annual “excess cash flow” on terms approved by the Administrative Agent (provided that, solely in the case of the 2020 Term Loan Facility, the “excess cash flow” prepayment requirements as set forth in the 2020 Term Loan Commitment Letter as in effect on January 13, 2020 (after giving effect to any flex item exercised pursuant to the Fee Letter, dated as of January 13, 2020, by and among CHI, Deutsche Bank Securities Inc. and Deutsche Bank AG New York Branch, executed in connection therewith) are hereby approved by the 2020 Consenting Lenders and the Administrative Agent) and (d) solely in the case of the 2020 Term Loan Facility, on account of the receipt of 2020 Term Loan Mandatory Prepayment Proceeds. A Financial Officer of the Borrower Representative may provide a certificate to the effect that the terms of any reinvestment rights or other means of avoiding the applicable payment, prepayment, purchase, repurchase, redemption, retirement, cancellation or termination referred to in clause (b) above are customary, and such determination shall be conclusive unless the Administrative Agent shall have objected to such determination within five Business Days following its receipt of such certificate and the draft documentation governing such Indebtedness~~.~~; provided that no such certificate shall be required to be delivered in respect of the 2020 Term Loan Facility, and, for the avoidance of doubt, it is understood and agreed that each of the mandatory prepayment events contemplated as set forth in the 2020 Term Loan Commitment Letter as in effect on January 13, 2020 (after giving effect to any flex item exercised pursuant to the Fee Letter, dated as of January 13, 2020, by and among CHI, Deutsche Bank Securities Inc. and Deutsche Bank AG New York Branch, executed in connection therewith) constitute Customary Mandatory Prepayment Terms for all purposes hereunder.

“Customer List” means a customer list for each Borrowing Base Contributor, which list shall be in form and substance satisfactory to the Administrative Agent and shall be certified as true and correct by a Financial Officer of the Borrower Representative.

“Decantae” means Decantae Mineral Water Limited, a company organized under the laws of England and Wales.

“Default” means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means any Lender, as determined by the Administrative Agent, that has (a) failed to fund any portion of its Loans or participations in Letters of Credit or Swingline Loans within three Business Days of the date required to be funded by it hereunder, unless the conditions to such Loans or participations in Letters of Credit or Swingline Loans are the subject of a good faith dispute, (b) notified the Company, the Administrative Agent, any Issuing Bank, any Swingline Lender or any Lender in writing that it does not intend to comply with any of its funding obligations under this Agreement or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement or, except in any case where there is a bona fide dispute as to whether such Lender has an enforceable funding obligation, under other agreements in which it commits to extend credit, (c) failed, within three Business Days after written request by the Administrative Agent, to confirm that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans and participations in then outstanding Letters of Credit and Swingline Loans, (d) otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Business Days of the date when due, unless the subject of a good faith dispute, (e) (i) become or is insolvent or has a parent company that has become or is insolvent or (ii) become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment or has a parent company that has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment; or (f) becomes the subject to a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.

“Deposit Account Control Agreement” has the meaning assigned to such term in the applicable U.S. Security Agreement or the applicable Canadian Security Agreement, as applicable.

“Designated Persons” means any Person listed on a Sanctions List.

“Disbursement Agent” means (a) in the case of European Revolving Loans denominated in Euros or Sterling, European Swingline Loans, European Overadvances, European Protective Advances, repayment of European Revolving Loans denominated in Euros or Sterling, repayment of European Swingline Loans, repayment of European Overadvances, the repayment of European Protective Advances, the issuance of any Letter of Credit by the European Issuing Bank, determination of interest rates, fees and costs pursuant to Sections 2.12 through 2.17 to the extent relating to European Revolving Loans, European Overadvances, European Protective Advances or European Letters of Credit, JPMorgan Chase Bank, N.A., London Branch, (b) in the case of Canadian Revolving Loans, Canadian Swingline Loans, Canadian Overadvances, Canadian Protective Advances, repayment of Canadian Revolving Loans, repayment of Canadian Swingline Loans, repayment of Canadian Overadvances, repayment of Canadian Protective Advances, the issuance of any Letter of Credit by the Canadian Issuing Bank, determination of interest rates, fees and costs pursuant to Sections 2.12 through 2.17 to the extent relating to Canadian Revolving Loans, Canadian Overadvances, Canadian Protective Advances or Canadian Letters of Credit, JPMorgan Chase Bank, N.A., Toronto Branch, and (c) otherwise, the Administrative Agent.

“Disclosed Matters” means the actions, suits, proceedings and the environmental matters, and any notices in connection with any of the foregoing, set forth in the Confidential Disclosure Letter.

“Disqualified Equity Interests” means all Equity Interests which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures or is mandatorily redeemable other than solely for Qualified Equity Interests, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the latest Maturity Date, (b) is convertible into or exchangeable for (i) debt securities or (ii) any Equity Interests referred to in (a) above, in each case at any time on or prior to the date that is 91 days after the latest Maturity Date, or (c) contains any repurchase obligation which may come into effect prior to payment in full of all Obligations, except, in the case of each of the foregoing, as a result of a change of control or asset sale, so long as the rights of the holders thereof upon the occurrence of such a change of control or asset sale event are subject to the prior payment in full of all Secured Obligations and the termination of the Commitments.

“Document” has the meaning assigned to such term in the applicable U.S. Security Agreement.

“Dollar Equivalent” of any amount means, at the time of determination thereof, (a) if such amount is expressed in dollars, such amount and (b) if such amount is expressed in Canadian Dollars, Euros, Sterling or any other currency, the amount of dollars that would be required to purchase the amount of such currency based upon the Spot Selling Rate as of such date of determination.

“dollars” or “$” refers to the lawful currency of the United States of America.

“DS Holdings” means DS Services Holdings, Inc., a Delaware corporation.

“DS Services” has the meaning assigned to such term in the preamble hereto.

“Dutch Co-Borrowers” means (a) on and after the date that it has satisfied the requirements set forth in Section 5.13, Eden Netherlands and (b) each Subsidiary of the Company organized under the laws of the Netherlands that becomes a Borrower in accordance with Section 5.13(e).

“Dutch Group” means any Subsidiary of any Loan Party incorporated under the laws of the Netherlands.

“Dutch Security Agreement” means that certain security agreement, dated as of December 16, 2016, between Eden Netherlands and the Administrative Collateral Agent, for the benefit of the Administrative Collateral Agent and the Lenders, as amended, restated, supplemented or otherwise modified from time to time, and any other deed, pledge or security agreement or other similar document governed by the laws of the Netherlands and entered into by any Loan Party (or Restricted Subsidiary that becomes a Loan Party) on, prior to, or after the Restatement Effective date, as required by this Agreement or any other Loan Document for the purpose of creating a Lien on the property of any such Person that is (a) incorporated in the Netherlands or (b) has property located in the Netherlands, in each case as the same may be amended, restated, supplemented or otherwise modified from time to time.

“EBITDA” means, for any period, Net Income for such period plus, without duplication of amounts otherwise included in Net Income for such period, cash received from Decantae during such period plus (a) without duplication and to the extent deducted in determining Net Income for such period, the sum of:

(i) Interest Expense for such period (net of interest income for such period and excluding Interest Income recorded by Decantae for such period),

(ii) income tax expense for such period (excluding income tax expense recorded by Decantae for such period),

(iii) all amounts attributable to depreciation and amortization expense for such period (excluding amounts attributable to depreciation and amortization expense recorded by Decantae for such period),

(iv) any one time or extraordinary non-cash charges for such period (excluding any non-cash charge that relates to the write-down or write-off of inventory and any one time or extraordinary non-cash charges recorded by Decantae for such period),

(v) any other non-cash charges for such period (excluding any non-cash charge that relates to the write-down or write-off of inventory and any non-cash charges recorded by Decantae for such period),

(vi) non-cash stock compensation expenses for such period (excluding any non-cash stock compensation expenses recorded by Decantae for such period),

(vii) any non-capitalized fees and expenses (including legal, accounting and financing costs) expensed in such period in connection with the Transactions in an aggregate amount during the term of this Agreement not to exceed $2,000,000,

(viii) any purchase price premiums above par or any call premiums incurred in connection with the purchase or redemption by the Company of the 2014 Notes, the Water Secured Notes, the 2016 Notes, the 2017 Notes, any Replacement Notes, any Additional Senior Secured Indebtedness Document, any Additional Unsecured Indebtedness Document, or any Junior Secured Indebtedness Document for such period,

(ix) any non-capitalized fees and expenses (including legal, accounting and financing costs) expensed in such period in connection with the negotiation and closing of the 2017 Notes Documents in an aggregate amount during the term of this Agreement not to exceed $2,000,000,

(x) any non-capitalized fees and expenses (including legal, accounting and financing costs) incurred for such period in connection with the negotiation and closing of the Refresco Transaction in an aggregate amount during the term of this Agreement not to exceed $30,000,000,

(xi) any non-capitalized fees and expenses (including legal, accounting and financing costs) expensed in such period in connection with the negotiation and closing of any financing pursuant to any Additional Senior Secured Indebtedness Document, any Additional Unsecured Indebtedness Document, or any Junior Secured Indebtedness Document in an aggregate amount during the term of this Agreement not to exceed $2,000,000 for each such financing; ~~and~~

(xii) the amount of any non-recurring restructuring charge, reserve, integration cost, or other business optimization expense or cost (including one-time charges directly related to implementation of cost-savings initiatives), that is deducted (and not added back) in such period in computing Net Income including, without limitation, those one-time charges related to severance, retention, signing bonuses and relocation, in an amount during the term of this Agreement not to exceed $20,000,000 in the aggregate for all such transactions during any four consecutive fiscal quarters~~;~~,

(xiii) any non-capitalized fees and expenses (including legal, accounting and financing costs) incurred for such period in connection with the negotiation and closing of the 2020 Acquisition in an aggregate amount during the term of this Agreement not to exceed $30,000,000,

(xiv) any non-capitalized fees and expenses (including legal, accounting and financing costs) incurred for such period in connection with the negotiation and closing of the Coffee Disposition in an aggregate amount during the term of this Agreement not to exceed $5,000,000, and

(xv) any non-capitalized fees and expenses (including legal, accounting and financing costs) expensed in such period in connection with the negotiation and closing of the 2020 Term Loan Facility and related documents in an aggregate amount during the term of this Agreement not to exceed $5,000,000;

~~minus~~ (b) minus without duplication and to the extent included in Net Income,

(i) any cash payments made during such period in respect of non-cash charges described in clauses (a)(iv) and (a)(v) taken in a prior period (excluding such cash payments recorded by Decantae for such period) and

(ii) any extraordinary gains and any non-cash items of income for such period (excluding extraordinary gains and non-cash items recorded by Decantae for such period), all calculated for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

EBITDA for any Test Period shall be calculated on a Pro Forma Basis to give effect to any Permitted Acquisition, and the sale, transfer, lease or other disposal of any asset (other than dispositions in the ordinary course of business) consummated at any time on or after the first day of the Test Period as if each such Permitted Acquisition had been consummated on the first day of such test period and as if such sale, transfer, lease or other disposition had been consummated on the day prior to the first day of such test period.

“ECP” means an “eligible contract participant” as defined in Section 1(a)(18) of the Commodity Exchange Act or any regulations promulgated thereunder and the applicable rules issued by the Commodity Futures Trading Commission and/or the SEC.

“Eden Acquisition” means the acquisition of the sole issued and outstanding share of Hydra Dutch Holdings 1 B.V. by Carbon Acquisition Co B.V. pursuant to, and on the terms and conditions set forth in, the Eden Purchase Agreement.

“Eden Group” means the collective reference to Eden Luxco and its Subsidiaries on the Restatement Effective Date (and such other Subsidiaries of any member of the Eden Group created after the Restatement Effective Date permitted hereunder).

“Eden Luxco” means Carbon Luxembourg S.àr.l. a société à responsabilité limitée incorporated and existing under the laws of Luxembourg, and a direct, wholly-owned subsidiary of the Company.

“Eden Netherlands” has the meaning assigned to such term in the preamble hereto.

“Eden Purchase Agreement” means that certain Share Purchase Agreement dated June 7, 2016, among Hydra Luxembourg Holdings S.àr.l., Carbon Acquisition Co B.V. and the Company, including all annexes, exhibits and schedules thereto, as the same may be amended, waived, supplemented or modified in conformity with the terms of this Agreement.

“EEA Financial Institution” means (a) any institution established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Accounts” means, at any time, the Accounts of a Borrowing Base Contributor which the Collateral Agent determines in its Permitted Discretion are eligible as the basis for the extension of Revolving Loans, Swingline Loans and the issuance of Letters of Credit hereunder. Without limiting the Collateral Agent’s discretion provided herein, Eligible Accounts shall not include any Account:

(a) which is not subject to a first priority perfected security interest in favor of the Administrative Agent, the Administrative Collateral Agent or the UK Security Trustee, as applicable, subject only to Liens permitted by clause (b) below;

(b) which is subject to any Lien other than (i) a Lien in favor of the Administrative Agent, the Administrative Collateral Agent or the UK Security Trustee, as applicable, (ii) a Permitted Encumbrance which does not have priority over the Lien in favor of the Administrative Agent, the Administrative Collateral Agent or the UK Security Trustee, as applicable, (iii) Prior Claims that are unregistered and that secure amounts that are not yet due and payable, (iv) a Lien (1) securing Junior Secured Indebtedness, or (2) securing Additional Senior Secured Indebtedness, in the case of clauses (1) through (2), that is at all times (x) junior in priority to the Lien in favor of the Administrative Agent, the Administrative Collateral Agent or the UK Security Trustee, as applicable and (y) subject to one or more of Applicable Intercreditor Agreements;

(c) with respect to which the scheduled due date is more than 60 days after the original invoice date, which is unpaid more than 90 days after the date of the original invoice therefor or more than 60 days after the original due date, or which has been written off the books of any Borrowing Base Contributor or otherwise designated as uncollectible;

(d) which is owing by an Account Debtor for which more than 50% of the Accounts owing from such Account Debtor and its Affiliates are ineligible under clause (c) above;

(e) which is owing by an Account Debtor to the extent the aggregate amount of Accounts owing from such Account Debtor and its Affiliates to all Borrowing Base Contributors exceeds 20% of the aggregate amount of Eligible Accounts of all Borrowing Base Contributors;

(f) with respect to which any covenant, representation, or warranty contained in this Agreement or in any applicable Security Agreement has been breached or is not true;

(g) which (i) does not arise from the sale of goods or performance of services in the ordinary course of business, (ii) is not evidenced by an invoice or other documentation reasonably satisfactory to the Collateral Agent which has been sent to the Account Debtor, (iii) represents a progress billing, (iv) is contingent upon a Borrowing Base Contributor’s completion of any further performance, (v) represents a sale on a bill-and-hold, guaranteed sale, sale-and-return, sale on approval, consignment, cash-on-delivery or any other repurchase or return basis, except for Specified Contract Receivables that have been reviewed and approved in writing in advance by the Administrative Agent (which approval may be rescinded at any time in the sole discretion of the Administrative Agent), without giving effect to any amendments thereto without the prior consent of the Administrative Agent or (vi) relates to payments of interest;

(h) for which the goods giving rise to such Account have not been shipped to the Account Debtor or for which the services giving rise to such Account have not been performed by such Borrowing Base Contributor or if such Account was invoiced more than once (other than invoices for amounts not in excess of $3,000,000 at any one time that have been reissued promptly after the date of the original invoice to correct billing errors, in which case the original invoice date (as opposed to the date of the re-issued invoice) shall control for purposes of clause (c) above);

(i) with respect to which any check or other instrument of payment has been returned uncollected for any reason;

(j) which is owed by an Account Debtor which (i) has applied for or been the subject of a petition or application for, suffered, or consented to the appointment of any receiver, custodian, trustee, administrator, liquidator or similar official for such Account Debtor or its assets, (ii) has had possession of all or a material part of its property taken by any receiver, custodian, trustee, administrator or liquidator, (iii) filed, or had filed against it, under any Insolvency Laws, any assignment, application, request or petition for liquidation, reorganization, administration, compromise, arrangement, adjustment of debts, stay of proceedings, adjudication as bankrupt, winding-up, or voluntary or involuntary case or proceeding, (iv) has admitted in writing its inability, or is generally unable to, pay its debts as they become due, (v) become insolvent, or (vi) ceased operation of its business; provided, that notwithstanding the foregoing provisions of the this clause (j), the Collateral Agent may, in its Permitted Discretion, include as Eligible Accounts (x) Accounts that are post-petition accounts payable of an Account Debtor that is a debtor-in-possession under the Bankruptcy Code and (y) Accounts owing by an Account Debtor that has been reorganized or restructured following one of the events described in this clause (j) and has a credit quality satisfactory to the Collateral Agent;

(k) which is owed by any Account Debtor which has sold all or substantially all of its assets;

(l) (i) with respect to Accounts of any Borrowing Base Contributor organized under the laws of any State of the United States, the District of Columbia or Canada, any Account which is owed by an Account Debtor which (x) does not maintain its chief executive office (or its domicile, for the purposes of the Quebec Civil Code) in the United States or Canada unless the Collateral Agent has determined that such Account Debtor has substantial assets and operations in the United States or Canada and is subject to suit in the United States or Canada or (y) is not organized under applicable law of the United States, any state of the United States, Canada, or any province of Canada unless, in either case, such Account is backed by a letter of credit acceptable to the Administrative Agent which is in the possession of, and is directly drawable by, the Administrative Collateral Agent and (ii) with respect to Accounts of any Borrowing Base Contributor organized under the laws of England and Wales or the Netherlands, any Account which is owed by an Account Debtor which (x) does not maintain its chief executive office (or its domicile, for the purposes of the Quebec Civil Code) in the United States, Canada or an Eligible European Jurisdiction unless the Collateral Agent has determined that such Account Debtor has substantial assets and operations in the United States, Canada or an Eligible European Jurisdiction and is subject to suit in the United States, Canada or an Eligible European Jurisdiction or (y) is not organized under applicable law of the United States, any state of the United States, Canada, any province of Canada or an Eligible European Jurisdiction unless, in either case, such Account is backed by a letter of credit acceptable to the Administrative Agent which is in the possession of, and is directly drawable by, the Administrative Collateral Agent;

(m) which is owed in any currency other than U.S. dollars, Canadian Dollars, Euros or Sterling;

(n) which is owed by (i) the government (or any department, agency, public corporation, or instrumentality thereof) of any country other than the U.S. or Canada unless such Account is backed by a letter of credit acceptable to the Administrative Agent which is in the possession of the Administrative Collateral Agent, or (ii) the government of Canada or the U.S., or any department, agency, public corporation, or instrumentality thereof, unless the Financial Administration Act (Canada), as amended, or the Federal Assignment of Claims Act of 1940, as amended (31 U.S.C. § 3727 et seq. and 41 U.S.C. § 15 et seq.), as applicable, and any other steps necessary to perfect the Lien of the Administrative Collateral Agent or the UK Security Trustee, as applicable, in such Account have been complied with to the satisfaction of the Administrative Agent or the UK Security Trustee, as applicable;

(o) which is owed by any Affiliate, employee, officer, director, agent or stockholder of any Loan Party;

(p) which is owed by an Account Debtor or any Affiliate of such Account Debtor to which any Loan Party is indebted, but only to the extent of such indebtedness or is subject to any security, deposit, progress payment, retainage or other similar advance made by or for the benefit of an Account Debtor, in each case to the extent thereof;

(q) which is subject to any counterclaim, deduction, defense, setoff or dispute but only to the extent of any such counterclaim, deduction, defense, setoff or dispute;

(r) which is evidenced by any promissory note, chattel paper, or instrument;

(s) which is owed by an Account Debtor located in any jurisdiction which requires filing of a “Notice of Business Activities Report” or other similar report in order to permit such Borrowing Base Contributor to seek judicial enforcement in such jurisdiction of payment of such Account, unless such Borrowing Base Contributor has filed such report or qualified to do business in such jurisdiction;

(t) with respect to which such Borrowing Base Contributor has made any agreement with the Account Debtor for any reduction thereof, other than discounts and adjustments given in the ordinary course of business, or any Account which was partially paid and such Borrowing Base Contributor created a new receivable for the unpaid portion of such Account;

(u) which does not comply in all material respects with the requirements of all applicable laws and regulations, whether federal, provincial, territorial, state or local, including without limitation the Federal Consumer Credit Protection Act, the Federal Truth in Lending Act and Regulation Z of the Board;

(v) which is for goods that have been sold under a purchase order or pursuant to the terms of a contract or other agreement or understanding (written or oral) that indicates or purports that any Person other than such Borrowing Base Contributor has or has had an ownership interest in such goods, or which indicates any party other than such Borrowing Base Contributor as payee or remittance party;

(w) which was created on cash on delivery terms;

(x) which is subject to any limitation on assignments or pledges (whether arising by operation of law, by contractual agreement or otherwise), unless the Collateral Agent has determined that such limitation is not enforceable;

(y) which is governed by the laws of any jurisdiction other than the United States, any state thereof or the District of Columbia, Canada or any province thereof, the Netherlands, or England and Wales;

(z) in respect of which the Account Debtor is a consumer within applicable consumer protection laws or such Account arises under a contract which is subject to consumer protection laws;

(aa) which arose from the sale of Inventory which did not comply with the rules or regulations of the United States Food and Drug Administration or any similar regulatory body located in the jurisdiction in which such Inventory was sold or in which the Account Debtor is located; or which Inventory is the subject of a recall;

(bb) solely in the case of a Borrowing Base Contributor organized under the laws of the Netherlands, which cannot be easily segregated and identified for ownership purposes and for purposes of the Dutch Security Agreements;

(cc) which, alone, or together with the agreement from which it arises, contravenes in any material respect any applicable Requirements of Law, including the Dutch 1977 Sanctions Act (Sanctiewet 1977) and the rules and regulations promulgated pursuant thereto, European Union sanctions laws, rules and regulations, AML/Anti-Terrorism Laws, Anti-Corruption Laws and applicable Sanctions, or that is the obligation of an Account Debtor that is subject to any Sanctions or is a Designated Person unless such arrangement is permitted under such laws, rules and regulations and not in violation of Sanctions;

(dd) which is owing from an Account Debtor of such Borrowing Base Contributor, any Account of which is subject to a factoring, supply chain financing or similar arrangement to which such Borrowing Base Contributor is a party or subject to a Lien permitted under the first proviso to Section 6.02(e).

(ee) which the Collateral Agent determines, in its Permitted Discretion, may not be paid by reason of the Account Debtor’s inability to pay or which the Collateral Agent otherwise determines, in its Permitted Discretion, is unacceptable for any reason whatsoever.

In the event that an Account of any Borrowing Base Contributor which was previously an Eligible Account ceases to be an Eligible Account hereunder, such Borrowing Base Contributor or the Borrower Representative shall notify the Collateral Agent thereof on and at the time of submission to the Collateral Agent of the next Aggregate Borrowing Base Certificate and the Borrowing Base Certificate of such Borrowing Base Contributor. In determining the amount of an Eligible Account, the face amount of an Account may, in the Collateral Agent’s Permitted Discretion, be reduced by, without duplication, to the extent not reflected in such face amount, (i) the amount of all accrued and actual discounts, claims, credits or credits pending, promotional program allowances, price adjustments, finance charges or other allowances (including any amount that such Borrowing Base Contributor may be obligated to rebate to an Account Debtor pursuant to the terms of any agreement or understanding (written or oral)) and (ii) the aggregate amount of all cash received in respect of such Account but not yet applied by such Borrowing Base Contributor to reduce the amount of such Account.

“Eligible Equipment” means, prior to the PP&E Release Trigger Date, (i) the equipment owned by an Original M&E Contributor described on Schedule 1.01(e) to the Confidential Disclosure Letter and (ii) other equipment owned by an Original M&E Contributor satisfactory to the Collateral Agent for inclusion in the Borrowing Base; provided that the Original M&E Contributors (other than a member of the Water Group) have delivered to the Collateral Agent appraisals and other information, documents and instruments requested by the Collateral Agent with respect to such other equipment, in each case meeting each of the following requirements:

(a) such Original M&E Contributor has good title to such equipment;

(b) such Original M&E Contributor has the right to subject such equipment to a Lien in favor of the Administrative Collateral Agent or the UK Security Trustee, as applicable; such equipment is subject to a first priority perfected Lien in favor of the Administrative Collateral Agent or a first fixed equitable charge in favor of the UK Security Trustee, as applicable, and is free and clear of all other Liens of any nature whatsoever (except for (i) Permitted Encumbrances which do not have priority over the Lien in favor of the Administrative Collateral Agent or the UK Security Trustee, as applicable, (ii) Prior Claims that are unregistered and secure amounts that are not yet due and payable and (iii) a Lien (1) securing Junior Secured Indebtedness, or (2) securing Additional Senior Secured Indebtedness, in the case of clauses (1) through (2), that is at all times (x) junior in priority to the Lien in favor of the Administrative Agent, the Administrative Collateral Agent or the UK Security Trustee, as applicable and (y) subject to one or more of Applicable Intercreditor Agreements);

(c) the full purchase price for such equipment has been paid by such Original M&E Contributor;

(d) such equipment is located on premises (i) owned by such Original M&E Contributor, which premises are subject to a first priority perfected Lien in favor of the Administrative Collateral Agent or the UK Security Trustee, as applicable, or (ii) leased by such Original M&E Contributor where (x) the lessor has delivered to the Administrative Collateral Agent or the UK Security Trustee, as applicable, a Collateral Access Agreement or (y) a Reserve for rent, charges, and other amounts due or to become due with respect to such facility has been established by the Collateral Agent in its Permitted Discretion;

(e) such equipment is in good working order and condition (ordinary wear and tear excepted) and is used or held for use by such Original M&E Contributor in the ordinary course of business of such Original M&E Contributor and has been included in an appraisal report delivered to the Collateral Agent in form, scope and substance reasonably satisfactory to the Collateral Agent;

(f) such equipment is not subject to any agreement (x) other than the Loan Documents, 2016 Notes Documents, the 2017 Notes Documents, the Replacement Notes Documents, the Additional Senior Secured Indebtedness Documents, the Additional Unsecured Indebtedness Documents, or the Junior Secured Indebtedness Documents, which restricts the ability of such Original M&E Contributor to use, sell, transport or dispose of such equipment or (y) which restricts the Administrative Collateral Agent’s ability to take possession of, sell or otherwise dispose of such equipment;

(g) such equipment either (i) does not constitute “fixtures” under the applicable laws of the jurisdiction in which such equipment is located or (ii) constitutes “fixtures” under the applicable laws of the jurisdiction in which such equipment is located and (x) is located on premises owned by such Original M&E Contributor or (y) is located on premises leased by such Original M&E Contributor where (1) the lessor has delivered to the Administrative Collateral Agent or the UK Security Trustee, as applicable, a collateral access or Lien subordination or waiver agreement in form and substance acceptable to the Administrative Collateral Agent or the UK Security Trustee, as applicable, or (2) a Reserve for rent, charges and other amounts due or to become due with respect to such facility has been established by the Collateral Agent in its Permitted Discretion;

(h) such equipment is not invested in accordance with Section 6.04(o); and

(i) such equipment is not owned by a Sanctioned Person.

“Eligible European Jurisdiction” means each of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, the Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom; provided that (a) the Administrative Agent may, in its sole discretion, remove one or more of the countries comprising an Eligible European Jurisdiction, (b) the Administrative Agent may, with the consent of all Lenders in their sole discretion, (i) subsequently add one or more of such countries back as an Eligible European Jurisdiction, and (ii) add one or more other countries from time to time that are members of the European Union at such time, and (c) the Administrative Agent may, in its sole discretion, subsequently remove one or more of such other countries comprising an Eligible European Jurisdiction from time to time.

“Eligible Inventory” means, at any time, the Inventory of a Borrowing Base Contributor which the Collateral Agent determines in its Permitted Discretion is eligible as the basis for the extension of Revolving Loans, Swingline Loans and the issuance of Letters of Credit hereunder. Without limiting the Collateral Agent’s discretion provided herein, Eligible Inventory shall not include any Inventory of any Borrowing Base Contributor:

(a) which is not subject to a first priority perfected Lien in favor of the Administrative Collateral Agent or the UK Security Trustee, as applicable, subject only to Liens permitted by clause (b) below;

(b) which is subject to any Lien other than (i) a Lien in favor of the Administrative Collateral Agent or the UK Security Trustee, as applicable, (ii) a Permitted Encumbrance which does not have priority over the Lien in favor of the Administrative Collateral Agent or the UK Security Trustee, as applicable, (iii) a Prior Claim that is unregistered and secures amounts that are not yet due and payable and (iv) a Lien (1) securing Junior Secured Indebtedness, or (2) securing Additional Senior Secured Indebtedness, in the case of clauses (1) through (2), that is at all times (x) junior in priority to the Lien in favor of the Administrative Agent, the Administrative Collateral Agent or the UK Security Trustee, as applicable and (y) subject to one or more of Applicable Intercreditor Agreements;

(c) which is, in the Collateral Agent’s reasonable opinion, slow moving, obsolete, unmerchantable, defective, used, unfit for sale, not salable at prices approximating at least the cost of such Inventory in the ordinary course of business or unacceptable due to age, type, category, quantity, and/or failure to meet applicable customer specifications or acceptance procedures; or which does not comply with the rules or regulations of the United States Food and Drug Administration or any similar regulatory body located in the jurisdiction in which such Inventory is held for sale; or which is the subject of a recall;

(d) with respect to which any covenant, representation, or warranty contained in this Agreement or any applicable Security Agreement has been breached or is not true and which does not conform to all standards imposed by any Governmental Authority;

(e) in which any Person other than such Borrowing Base Contributor shall (i) have any direct or indirect ownership, interest or title to such Inventory or (ii) be indicated on any purchase order or invoice with respect to such Inventory as having or purporting to have an interest therein;

(f) which is not finished goods or which constitutes work-in-process, raw materials (other than raw materials reasonably acceptable to the Collateral Agent and supported as saleable by an appraisal reasonably acceptable to the Collateral Agent), spare or replacement parts, subassemblies, packaging and shipping material (other than packaging and shipping material reasonably acceptable to the Collateral Agent and supported as saleable by an appraisal reasonably acceptable to the Collateral Agent), manufacturing supplies, samples, prototypes, displays or display items, bill-and-hold goods, goods that are returned or marked for return, repossessed goods, defective or damaged goods, goods held on consignment, or goods which are not of a type held for sale in the ordinary course of business; provided that tea leaves and green coffee beans shall not be considered raw materials or work-in-process for purposes of this clause (f);

(g) which is not located in the United States, Canada or England and Wales or which is in transit with a common carrier from a vendor or supplier;

(h) subject to Section 5.18, which is located in any location leased by such Borrowing Base Contributor unless (i) the lessor has delivered to the Administrative Agent or the Administrative Collateral Agent a Collateral Access Agreement or (ii) a Reserve for rent, charges, and other amounts due or to become due with respect to such facility has been established by the Collateral Agent in its Permitted Discretion;

(i) which is located at an owned location subject to a mortgage in favor of a Person other than the Administrative Collateral Agent, unless the mortgagee has delivered a Collateral Access Agreement or other mortgagee agreement in form and substance satisfactory to the Administrative Agent (and the terms of any such Collateral Access Agreement may be included in an Applicable Intercreditor Agreement, in which case such Applicable Intercreditor Agreement shall satisfy the requirements of this clause (i));

(j) subject to Section 5.18, which is located in any third party warehouse or is in the possession of a bailee (other than a third party processor) and is not evidenced by a Document, unless (i) such warehouseman or bailee has delivered to the Administrative Agent or the Administrative Collateral Agent a Collateral Access Agreement and such other documentation as the Administrative Agent may require or (ii) an appropriate Reserve has been established by the Collateral Agent in its Permitted Discretion;

(k) which is in transit to or from any third party location or outside processor;

(l) which is a discontinued product or component thereof;

(m) which is the subject of a consignment by such Borrowing Base Contributor as consignor;

(n) which is beyond the “best if used by” date for such Inventory or is otherwise unacceptable to such Borrowing Base Contributor’s customers;

(o) which contains, bears or is subject to any intellectual property rights licensed to such Borrowing Base Contributor unless the Collateral Agent is satisfied, after reviewing the licensing arrangements that it may sell or otherwise dispose of such Inventory without (i) the consent of the licensor, (ii) infringing the rights of such licensor, (iii) violating any contract with such licensor, and (iv) incurring any liability with respect to payment of royalties, other than royalties payable to the licensor incurred pursuant to sale of such Inventory under the applicable licensing agreement;

(p) which is not reflected in a current perpetual inventory report (or such other report or listing acceptable to the Administrative Collateral Agent) of such Borrowing Base Contributor;

(q) for which reclamation rights have been asserted by the seller;

(r) which is subject to any enforceable retention of title arrangement;

(s) which has been acquired from a Sanctioned Person in violation of Sanctions;

(t) which has not been appraised in accordance with the definition of Borrowing Base Guarantor and the requirements set forth in Section 5.11 and Section 5.13, in each case to the extent required by the terms of such definition or such Section; or

(u) which the Administrative Collateral Agent otherwise determines, in its Permitted Discretion, is unacceptable for any reason whatsoever.

In the event that Inventory of any Borrowing Base Contributor which was previously Eligible Inventory ceases to be Eligible Inventory hereunder, such Borrowing Base Contributor or the Borrower Representative shall notify the Administrative Agent thereof on and at the time of submission to the Administrative Agent of the next Aggregate Borrowing Base Certificate and the Borrowing Base Certificate of such Borrowing Base Contributor.

“Eligible Real Property” means, collectively, the Eligible Real Property (2018) and the Eligible Real Property (Existing).

“Eligible Real Property (2018)” means, on and after the Additional Real Property Trigger Date, each parcel of real property listed on Schedule 1.01(a)(2), solely to the extent that the requirements set forth in clause 2 of Schedule 5.18 have been satisfied with respect to such parcel of real property, and so long as such real property: (i) is owned by an Original RP Contributor and subject to a first priority perfected Lien in favor of the Administrative Collateral Agent or the UK Security Trustee, as applicable, subject only to Liens permitted by clause (ii) below, and (ii) is not subject to any Lien other than (w) a Lien in favor of the

Administrative Collateral Agent or the UK Security Trustee, as applicable, (x) a Permitted Encumbrance which does not have priority over the Lien in favor of the Administrative Collateral Agent or the UK Security Trustee, as applicable, (y) a Prior Claim that is unregistered and secures amounts that are not yet due and payable and (z) a Lien (1) securing Junior Secured Indebtedness, or (2) securing Additional Senior Secured Indebtedness, in the case of clauses (1) through (2), that is at all times (A) junior in priority to the Lien in favor of the Administrative Collateral Agent or the UK Security Trustee, as applicable and (B) subject to one or more of Applicable Intercreditor Agreements; provided, that, notwithstanding the foregoing, any real property that is collateral for PP&E Priority Indebtedness shall cease to be Eligible Real Property (2018) on the PP&E Release Trigger Date for such PP&E Priority Indebtedness.

“Eligible Real Property (Existing)” means, on and after the PP&E Refresh Date, the real property listed on Schedule 1.01(a)(1), so long as such real property: (i) is owned by an Original RP Contributor and subject to a first priority perfected Lien in favor of the Administrative Collateral Agent or the UK Security Trustee, as applicable, subject only to Liens permitted by clause (ii) below, and (ii) is not subject to any Lien other than (w) a Lien in favor of the Administrative Collateral Agent or the UK Security Trustee, as applicable, (x) a Permitted Encumbrance which does not have priority over the Lien in favor of the Administrative Collateral Agent or the UK Security Trustee, as applicable, (y) a Prior Claim that is unregistered and secures amounts that are not yet due and payable and (z) a Lien (1) securing Junior Secured Indebtedness, or (2) securing Additional Senior Secured Indebtedness, in the case of clauses (1) through (2), that is at all times (A) junior in priority to the Lien in favor of the Administrative Collateral Agent or the UK Security Trustee, as applicable and (B) subject to one or more of Applicable Intercreditor Agreements; provided, that, notwithstanding the foregoing, any real property that is collateral for PP&E Priority Indebtedness shall cease to be Eligible Real Property (Existing) on the PP&E Release Trigger Date for such PP&E Priority Indebtedness.

“EMU Legislation” means the legislative measures of the European Council for the introduction of, changeover to or operation of a single or unified European currency.

“Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders-in-council, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority having jurisdiction, relating in any way to the environment, preservation or reclamation of natural resources, the management, presence, release or threatened release of any Hazardous Material or to health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of any Restricted Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) the presence of or exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with a Borrower, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) a Plan that is “at risk” within the meaning of Title IV of ERISA or the existence with respect to any Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by any Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by any Borrower or any ERISA Affiliate from the PBGC or a Plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan pursuant to Section 4042 of ERISA; (f) the incurrence by any Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by any Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from any Borrower or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA or is in endangered or critical status within the meaning of Section 305 of ERISA.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Euro” or “€” refers to the single currency of the Participating Member States.

“Eurodollar”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

“European Issuing Bank” means JPMorgan Chase Bank, N.A., London Branch, in its capacity of the issuer of Letters of Credit for the account of any UK Co-Borrower or Dutch Co-Borrower hereunder, and its successors in such capacity as provided in Section 2.06(i). The European Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of the European Issuing Bank, in which case the term “European Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“European Letter of Credit Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit issued by the European Issuing Bank at such time for the account of a UK Co-Borrower or a Dutch Co-Borrower plus (b) the aggregate amount of all LC Disbursements of the European Issuing Bank that have not yet been reimbursed by or on behalf of a UK Co-Borrower or a Dutch Co-Borrower at such time. The European Letter of Credit Exposure of any Lender at any time shall be its Applicable Percentage of the total European Letter of Credit Exposure at such time.

“European Overadvance” means an Overadvance made to or for the account of a UK Co-Borrower or a Dutch Co-Borrower.

“European Protective Advance” means a Protective Advance made to or for the account of a UK Co-Borrower or a Dutch Co-Borrower.

“European Revolving Exposure” means, with respect to any Lender at any time, the sum of (a) the outstanding principal amount of such Lender’s European Revolving Loans and its European Letter of Credit Exposure and an amount equal to its Applicable Percentage of the aggregate principal amount of European Swingline Loans outstanding at such time, plus (b) an amount equal to its Applicable Percentage of the aggregate principal amount of European Protective Advances outstanding at such time, plus (c) an amount equal to its Applicable Percentage of the aggregate principal amount of European Overadvances outstanding at such time.

“European Revolving Loan” means a Revolving Loan made to a UK Co-Borrower or a Dutch Co-Borrower.

“European Sublimit” means $35,000,000.

“European Swingline Lender” means JPMorgan Chase Bank, N.A., London Branch, in its capacity as lender of European Swingline Loans hereunder.

“European Swingline Loan” has the meaning assigned to such term in Section 2.05(a)(iii).

“Event of Default” has the meaning assigned to such term in Article VII.

“Excluded Subsidiary” means the collective reference to (i) the Restricted Subsidiaries listed on Schedule 1.01(c), (ii) any Restricted Subsidiary created or acquired on or after the Restatement Effective Date that is designated by the Borrower Representative as an “Excluded Subsidiary” by notice to the Administrative Agent (accompanied by the certification contemplated below) within thirty days after the acquisition or creation thereof by the Company or any of its Restricted Subsidiaries (or, in the case of Restricted Subsidiaries organized under the laws of jurisdictions other than the laws of the United States (or any State thereof), the District of Columbia, Canada (or any province thereof), England and Wales, Luxembourg or the Netherlands, no later than the date on which a Financial Officer of the Company is required to deliver a certificate under Section 5.01(d) for any fiscal period ending at least thirty days after the date on which such Restricted Subsidiary was created or acquired) or, in each case, such longer period as may be agreed to by the Administrative Agent; provided, that no Restricted Subsidiary may at any time constitute an Excluded Subsidiary if:

(i) in the case of designation of any Restricted Subsidiary as an Excluded Subsidiary, immediately before and after such designation, any Specified Default shall have occurred and be continuing;

(ii) such Restricted Subsidiary is or becomes a “Guarantor” (or any other defined term having a similar purpose) under the 2016 Notes Documents, the 2017 Notes Documents, the Replacement Notes Documents, the Additional Senior Secured Indebtedness Documents, the Additional Unsecured Indebtedness Documents, or the Junior Secured Indebtedness Documents, but only until such time as such Restricted Subsidiary is no longer a “Guarantor” under such documents;

(iii) such Restricted Subsidiary owns any Equity Interests of any Loan Party; or

(iv) if a Restricted Subsidiary is being designated as an Excluded Subsidiary hereunder, (A) the sum of (i) the net tangible assets of such Subsidiary as of such date of designation (the “Excluded Subsidiary Designation Date”), as set forth on such Subsidiary’s most recent balance sheet, plus (ii) the aggregate amount of total assets of all Excluded Subsidiaries and Unrestricted Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties) shall not exceed 5.0% of the consolidated total assets of the Company and its Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties) at such date, pro forma for such designation and (B) the sum of (i) the EBITDA contributed by such Subsidiary as of the Excluded Subsidiary Designation Date, plus (ii) the aggregate amount of EBITDA contributed by all Excluded Subsidiaries and Unrestricted Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties) shall not exceed 5.0% of EBITDA for the period of four fiscal quarters of the Company and its Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties) most recently ended for which financial statements have been or are required to have been delivered pursuant to Sections 5.01(a) or 5.01(b), pro forma for such designation.

No Restricted Subsidiary shall constitute an Excluded Subsidiary unless the Borrower Representative shall have delivered to the Administrative Agent a certificate of a Financial Officer certifying that such Restricted Subsidiary satisfies the criteria for an Excluded Subsidiary and sets forth in reasonable detail the computations necessary to determine the satisfaction of such criteria. The Borrowers shall not constitute Excluded Subsidiaries at any time.

“Excluded Swap Obligation” means, with respect to any Loan Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Loan Guarantor of, or the grant by such Loan Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) (a) by virtue of such Loan Guarantor’s failure for any reason to constitute an ECP at the time the Guarantee of such Loan Guarantor or the grant of such security interest becomes or would become effective with respect to such Swap Obligation or (b) in the case of a Swap Obligation subject to a clearing requirement pursuant to Section 2(h) of the Commodity Exchange Act (or any successor provision thereto), because such Loan Guarantor is a

“financial entity,” as defined in Section 2(h)(7)(C)(i) of the Commodity Exchange Act (or any successor provision thereto), at the time the Guarantee of such Loan Guarantor becomes or would become effective with respect to such related Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Foreign Lender (other than a Foreign Lender that was a Treaty Lender on the date it became a Lender under this Agreement), withholding Taxes imposed on amounts payable, and in the case of a Treaty Lender (including a Foreign Lender that was a Treaty Lender on the date it became a Lender under this Agreement), U.S. Federal and United Kingdom withholding Taxes imposed on amounts payable (excluding, (x) the portion of United Kingdom withholding Taxes with respect to which the applicable Treaty Lender is entitled to claim a reduction under an income tax treaty, and (y) United Kingdom withholding Taxes on payments made by any guarantor under any guarantee of the obligations to the extent such withholding Taxes would not have applied if the payment had been made by the Borrowers rather than such guarantor), to or for the account of such Foreign Lender or Treaty Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Foreign Lender or Treaty Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrowers under Section 2.19(b)) or (ii) such Foreign Lender or Treaty Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Foreign Lender’s or Treaty Lender’s assignor immediately before such Foreign Lender or Treaty Lender acquired the applicable interest in the Loan or Commitment or to such Foreign Lender or Treaty Lender immediately before it changed its lending office; provided that United Kingdom withholding Taxes shall not constitute Excluded Taxes if the Borrowers fail to comply with the terms of Section 2.17(i), (c) Taxes attributable to such Recipient’s failure to comply with Section 2.17(h), and (d) any U.S. Federal withholding Taxes imposed under FATCA.

“Existing Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of August 3, 2016, by and among Cott Corporation Corporation Cott, a corporation organized under the laws of Canada, Cott Beverages Inc., a Georgia corporation, Cliffstar LLC, a Delaware limited liability company, Cott Beverages Limited, a company organized under the laws of England and Wales, and DS Services of America, Inc., a Delaware corporation, as Borrowers, the other Loan Parties party thereto, the Lenders (as defined therein) party thereto, JPMorgan Chase Bank, N.A., London Branch, as UK Security Trustee, JPMorgan Chase Bank, N.A., as Administrative Agent and Administrative Collateral Agent, and each of the other parties party thereto, as amended, restated, supplemented or otherwise modified from time to time prior to the Restatement Effective Date.

“Farm Products” means, with respect to any Borrowing Base Contributor organized under the laws of the United States, any state thereof or the District of Columbia, all of such Borrowing Base Contributor’s now owned or hereafter existing or acquired farm products of every kind and nature, including crops and products of crops, wherever located, including (a) “farm products” (as such term is defined in any Farm Products Law and/or the Uniform Commercial Code in any jurisdiction) and (b) “perishable agricultural commodities” (as such term is defined in any Farm Products Law).

“Farm Products Law” means (a) the Food Security Act of 1985, 7 U.S.C. Section 1631 et seq., (b) the Perishable Agricultural Commodities Act of 1930, 7 U.S.C. Section 499A et seq., (c) Article 20 of the Agriculture and Markets Law of the State of New York or (d) any other federal, state, or local laws from time to time in effect which regulate any matters pertaining to Farm Products, in each case, as the same now exists or may hereafter from time to time be amended, modified, recodified, or supplemented, together with all rules and regulations thereunder.

“Farm Products Notices” means, with respect to any Borrowing Base Contributor organized under the laws of the United States, any state thereof or the District of Columbia, any written notice to such Borrowing Base Contributor pursuant to the applicable provisions of any Farms Products Law from (i) any Farm Products Seller or (ii) any lender to any Farm Products Seller or any other person with a Lien on the assets of any Farm Products Seller or (iii) the secretary of state (or equivalent official), agricultural secretary or commissioner (or equivalent official) or other Governmental Authority of any state, commonwealth or political subdivision thereof in which any Farm Products purchased by any such Borrowing Base Contributor are produced, in any case advising or notifying such Borrowing Base Contributor of the intention of such Farm Products Seller or other Person to preserve or seek the benefits of, or pursue any recovery with respect to, any Lien or trust applicable to any assets of such Borrowing Base Contributor established in favor of such Farm Products Seller or other Person under the provisions of any law or claiming a Lien on any perishable agricultural commodity or any other Farm Products which may be or have been purchased by such Borrowing Base Contributor or any related or other assets of such Borrowing Base Contributor.

“Farm Products Seller” means, individually and collectively, sellers, producers or suppliers of any Farm Products or related services to any of the Borrowing Base Contributors organized under the laws of the United States, any state thereof or the District of Columbia involved in the transaction.

“FATCA” means Sections 1471 through 1474 of the Code, as of the Restatement Effective Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code.

“Federal Funds Effective Rate” means, for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depositary institutions (as determined in such manner as the NYFRB shall set forth on its public website from time to time) and published on the next succeeding Business Day by the NYFRB as the federal funds effective rate; provided that if the Federal Funds Effective Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

“Fee Letters” means the collective reference to that certain JPMCB Fee Letter, dated as of the Restatement Effective Date, among JPMCB and the Company, and that certain Lender Fee Letter, dated as of the Restatement Effective Date, among JPMCB and the Company, and any other fee letters that may be entered into from time to time by one or more Borrowers and any Agent.

“Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller of a Borrower.

“First Amendment Agreement” means that certain Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of ~~[ ]~~February 7, 2020, among the Loan Parties party thereto, the Lenders party thereto, the Administrative Agent, the Administrative Collateral Agent and the other parties party thereto.

“Fixed Charge Coverage Ratio” means the ratio, determined as of the end of each fiscal quarter of the Company for the most-recently ended four fiscal quarters, of (a) EBITDA minus Unfinanced Capital Expenditures to (b) Fixed Charges, all calculated for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

“Fixed Charge Recovery Event” means, with respect to any Fixed Charge Trigger Event at any time (a) no Default or Event of Default shall have been outstanding for a period of 30 consecutive days then ended and (b) Aggregate Availability shall be at least the greater of (i) 10.0% of the Line Cap at such time and (ii) $22,500,000, for a period of 30 consecutive days then ended.

“Fixed Charge Trigger Event” means, as of any day after the Restatement Effective Date, (a) an Event of Default shall have occurred and is continuing and/or (b) for any period of five consecutive Business Days, Aggregate Availability is less than the greater of (i) 10% of the Line Cap at such time and (ii) $22,500,000.

“Fixed Charges” means, with reference to any period, without duplication:

(a) cash Interest Expense, plus

(b) scheduled principal payments on Indebtedness made during such period, plus

(c) expense for income taxes paid in cash (net of any cash refund in respect of income taxes actually received in such period in an amount not to exceed expenses for income taxes paid in cash during such period), plus

(d) the principal component of all Capital Lease Obligation payments, plus the then undrawn face amount of Letters of Credit supporting the obligations of the applicable Loan Party to such lessor that are cancelled as a result of such prepayment), plus

(e) Restricted Payments made in cash (other than Restricted Payments made to any Loan Party and other than Restricted Payments made to the holders of Equity Interests in Decantae), plus

(f) cash contributions to any Plan, any Canadian Pension Plan or any Canadian Benefit Plan in excess of the actual expense, all calculated for the Company and its Subsidiaries on a consolidated basis;

provided that in any period of four consecutive fiscal quarters, the Company may exclude the lesser of (i) $40,000,000 and (ii) the sum of (A) dividends made in such period of four consecutive fiscal quarters pursuant to Section 6.09(a)(iii), plus (B) repurchases or redemptions of capital stock made in such period of four consecutive fiscal quarters pursuant to Section 6.09(a)(iv), from the computation of Fixed Charges.

“Flood Laws” means the National Flood Insurance Act of 1968, Flood Disaster Protection Act of 1973, and related laws, rules and regulations, including any amendments or successor provisions.

“Foreign Lender” means any Lender that, with respect to any Borrower, is organized under the laws of a jurisdiction other than that in which such Borrower is organized, other than a Treaty Lender or other than, in respect of a Loan to any UK Co-Borrower, a UK Qualifying Lender. For the purposes of this definition, (i) the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction and (ii) Canada and each province and territory thereof shall be deemed to constitute a single jurisdiction.

“Funding Accounts” has the meaning assigned to such term in Section 4.01(h).

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Authority” means the government of the United States of America, Canada, the United Kingdom, Luxembourg, the Netherlands, any other nation or any political subdivision thereof, whether provincial, territorial, state, municipal or local; the European Central Bank, the Council of Ministers of the European Union or any other supranational body; and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or other obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

“Guaranteed Obligations” has the meaning assigned to such term in Section 10.01.

“Guaranteed Parties” has the meaning assigned to such term in Section 10.01.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, contaminants, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“HMRC DT Treaty Passport scheme” means the Board of H.M. Revenue and Customs Double Taxation Treaty Passport scheme.

“Immaterial Subsidiary” means any Subsidiary that accounts for (i) less than 1% of the consolidated EBITDA of the Company and its Subsidiaries, measured as of any date of determination for the period of four fiscal quarters of the Company and its Subsidiaries most recently ended for which financial statements have been or are required to have been delivered pursuant to Sections 5.01(a) or 5.01(b), as applicable, and (ii) less than 1% of the consolidated total assets of the Company and its Subsidiaries determined as of the last day of such four fiscal quarter period.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits (other than customary deposits in the ordinary course of business) or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, (k) obligations under any liquidated earn-out, (l) any other Off-Balance Sheet Liability, and (m) all Disqualified Equity Interests and (n) solely for the purposes of Article VII, net obligations of such Person under any Swap Agreement whether or not designated as being secured under this Agreement or any other Loan Document. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. The amount of any net obligation under any Swap Agreement on any date shall be deemed to be the Swap Termination Value thereof as of such date.

“Insolvency Laws” means each of the Bankruptcy Code, any state, provincial, territorial or federal bankruptcy laws, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), the Insolvency Act 1986 (United Kingdom), the Faillissementswet (Netherlands) ~~)~~, the Swiss Federal Debt Enforcement and Bankruptcy Act of 11 April 1889(Switzerland) and Council Regulation 1346/2000/EC on insolvency proceedings (European Union), each as now and hereafter in effect, any successors to such statutes and any other applicable insolvency or other similar law of any jurisdiction, including any corporate law or other law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it and including any rules and regulations pursuant thereto.

“Intellectual Property” means trademarks, service marks, tradenames, copyrights, patents, trade secrets, industrial designs, internet domain names and other intellectual property, including any applications and registrations pertaining thereto and with respect to trademarks, service marks and tradenames, the goodwill of the business symbolized thereby and connected with the use thereof.

“Interest Election Request” means a request by the Borrower Representative to convert or continue a Revolving Borrowing in accordance with Section 2.07.

“Interest Expense” means, with reference to any period, total interest expense (including that attributable to Capital Lease Obligations) of the Company and its Subsidiaries for such period with respect to all outstanding Indebtedness of the Company and its Subsidiaries (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under Swap Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP), calculated on a consolidated basis for the Company and its Subsidiaries for such period in accordance with GAAP. Interest Expense shall be calculated on a Pro Forma Basis to give effect to any Indebtedness incurred, assumed or permanently repaid or extinguished during the relevant Test Period in connection with a Permitted Acquisition or the sale, transfer, lease or other disposition of any assets (other than dispositions in the ordinary course of business) as if such incurrence, assumption, prepayment or extinguishment had occurred on the first day of the applicable Test Period. Notwithstanding anything to the contrary in this definition, any purchase price premiums above par or any call premiums incurred in connection with the purchase or redemption by the Company of the 2016 Notes, the 2017 Notes, the Additional Senior Secured Indebtedness Documents, the Additional Unsecured Indebtedness Documents, the Junior Secured Indebtedness Documents, or any Replacement Notes shall not be included in the calculation of Interest Expense.

“Interest Payment Date” means (a) with respect to any ABR Loan, Canadian Prime Loan or Overnight LIBO Loan (other than, in each case, any Swingline Loan), the first day of each calendar month and the Maturity Date and (b) with respect to any Eurodollar Loan or CDOR Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurodollar Borrowing or CDOR Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period and the Maturity Date.

“Interest Period” means with respect to any Eurodollar Borrowing or CDOR Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter, as the Borrower Representative may elect; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless, in the case of a Eurodollar Borrowing only, such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (ii) any Interest Period pertaining to a Eurodollar Borrowing that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Interpolated Rate” means, at any time, (a) with respect to any Loan other than a CDOR Rate Loan, for any Interest Period, the rate per annum (rounded to the same number of decimal places as the LIBO Screen Rate) determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (i) the LIBO Screen Rate for the longest period (for which the LIBO Screen Rate is available) that is shorter than the Impacted Interest Period and (ii) the LIBO Screen Rate for the shortest period (for which the LIBO Screen Rate is available) that exceeds the Impacted Interest Period, in each case, at such time, and (b) with respect to any CDOR Rate Loan, for any Interest Period, a rate per annum (rounded upward to the next 1/100th of 1%) determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between (i) the applicable CDOR Screen Rate for the longest period (for which such CDOR Screen Rate is available) that is shorter than the Interest Period for such CDOR Rate Loan and (ii) the applicable CDOR Screen Rate for the shortest period (for which such CDOR Screen Rate is available) that is longer than the Interest Period for such CDOR Rate Loan, in each case at such time.

“Inventory” (a) in the case of the U.S. Co-Borrowers, any Loan Party organized under applicable laws of the United States, any state thereof or the District of Columbia, the Canadian Co-Borrowers, or any Loan Party organized under applicable laws of Canada or any province thereof, has the meaning assigned to such term in the applicable U.S. Security Agreement and (b) in the case of the UK Co-Borrowers or any Loan Party organized under applicable law of England and Wales, has the meaning assigned to such term in the applicable UK Security Agreement.

“IRS” means the United States Internal Revenue Service.

“Issuing Bank” means the Canadian Issuing Bank, a U.S. Issuing Bank or the European Issuing Bank, as applicable, in each case in its capacity as the issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.06(i). Any Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“ITA” means the Income Tax Act (Canada), as amended.

“Joinder Agreement” has the meaning assigned to such term in Section 5.13.

“JPMCB” means JPMorgan Chase Bank, N.A., a national banking association, in its individual capacity, and its successors.

“Junior Lien” means a Lien that is subject to an Applicable Intercreditor Agreement, it being understood that such Lien will be a junior lien with respect to the Liens securing the Secured Obligations, and the holders of Indebtedness (or a trustee, agent or other representative of such holders) secured by such Lien have become a party to such Applicable Intercreditor Agreement either as an original party thereto or through the execution and delivery of joinders thereto. For avoidance of doubt, the Liens on Term Priority Collateral securing the 2020 Term Loan Facility or any other Additional Senior Secured Indebtedness are not Junior Liens.

“Junior Secured Indebtedness” means Indebtedness of a Loan Party that is secured by a Junior Lien incurred, created, assumed or permitted to exist in reliance of Section 6.01(u) or (v); provided that no such Indebtedness shall constitute Junior Secured Indebtedness unless at all times it meets the following requirements:

(i) such Indebtedness does not mature, and the terms of such Indebtedness do not require any amortization in excess of 5% per annum or any mandatory prepayment or redemption or repurchase at the option of the holder thereof (other than pursuant to Customary Mandatory Prepayment Terms), in each case earlier than 180 days after the latest Maturity Date;

(ii) such Indebtedness has terms and conditions (excluding pricing, premiums and subordination terms) that, when taken as a whole, are not materially more restrictive or less favorable to the Company and its Subsidiaries, and are not materially less favorable to the Agents, the Issuing Banks, the Swingline Lenders and the Lenders, than the terms of this Agreement (taken as a whole) (except with respect to terms and conditions that are applicable only after the latest Maturity Date), it being understood that such Indebtedness may be in the form of notes or term loan facilities;

(iii) the Liens securing such Indebtedness shall be subordinated to the Liens securing the Secured Obligations in a manner satisfactory to the Administrative Agent and the Collateral Agent and shall reflect the Junior Lien nature of such Indebtedness, and such Liens shall only be on assets that constitute Collateral;

(iv) the security agreements relating to such Indebtedness (together with the Applicable Intercreditor Agreements) reflect the Junior Lien nature of the security interests and are otherwise satisfactory to the Administrative Agent and the Collateral Agent;

(v) such Indebtedness and the holders thereof or the representative thereunder, and the Liens securing such Indebtedness, in each case shall be subject to the Applicable Intercreditor Agreements; and

(vi) such Indebtedness shall not be guaranteed by any Person other than any Loan Party and shall not have any obligors other than any Loan Party;

provided that a certificate of a Financial Officer of the Borrower Representative delivered to the Administrative Agent at least five (5) Business Days prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Borrower Representative has determined in good faith that such terms and conditions satisfy the requirements of clause (ii) of this definition, shall be conclusive evidence that such terms and conditions satisfy the requirements of clause (ii) of this definition unless the Administrative Agent notifies the Borrower Representative within such five (5) Business Day period that it disagrees with such determination (including a reasonable description of the basis upon which it disagrees).

“Junior Secured Indebtedness Documents” all documents executed and delivered with respect to the Junior Secured Indebtedness or delivered in connection therewith.

“LC Collateral Account” has the meaning assigned to such term in Section 2.06(j).

“LC Disbursement” means a payment made by an Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the applicable Borrower at such time. The LC Exposure of any Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time.

“Lead Arrangers” means JPMORGAN CHASE BANK, N.A., WELLS FARGO CAPITAL FINANCE, LLC, DEUTSCHE BANK SECURITIES INC., BANK OF AMERICA, N.A., and SUNTRUST ROBINSON HUMPHREY, INC., as Joint Bookrunners and Joint Lead Arrangers.

“Lenders” means the Persons listed on the Commitment Schedule and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption (other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption), in each case, together with any Affiliate of such Person through which such Person elects, by notice to the Administrative Agent, to make any Loans available to any Borrower or otherwise fulfill its obligations hereunder so long as such Person or its Affiliate is a party to this Agreement as a Lender; provided that for all purposes of voting or consenting with respect to (a) any amendment, supplement or modification to any Loan Document, (b) any waiver of any of the requirements of any Loan Document or any waiver of any Default of Event of Default and its consequences and (c) any other matter as to which a Lender may vote or consent pursuant to Section 9.02 of this Agreement, the Person making such election shall be deemed the “Lender” rather than such Affiliate, which shall not be entitled to vote or consent (it being agreed that the failure of any such Affiliate to fund or otherwise fulfill an obligation under this Agreement shall not relieve the Person that designated such Affiliate to Loans hereunder from its obligations hereunder). Unless the context otherwise requires, the term “Lenders” includes the Swingline Lenders.

“Letter of Credit” means any letter of credit (or similar instrument (including a bank guarantee) acceptable to the applicable Issuing Bank issued for the purpose of providing credit support) issued pursuant to this Agreement.

“Letter of Credit Advance” means, with respect to each Lender, such Lender’s funding of its participation in any LC Disbursement in accordance with its Applicable Percentage pursuant to Section 2.06(d) and Section 2.06(e).

“Letter of Credit Request” has the meaning assigned to such term in Section 2.06(a).

“LIBO Rate” means, with respect to any Eurodollar Borrowing for any LIBOR Quoted Currency (other than a European Swingline Loan denominated in Sterling) and for any Interest Period, the LIBO Screen Rate at approximately 11:00 a.m., London time, on the Quotation Date for such Interest Period; provided that, if the LIBO Screen Rate shall not be available at such time for such Interest Period (an “Impacted Interest Period”) with respect to such LIBOR Quoted Currency, then the LIBO Rate shall be the Interpolated Rate; provided that if the LIBO Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

“LIBO Screen Rate” means, for any day and time, with respect to any Eurodollar Borrowing for any LIBOR Quoted Currency (other than a European Swingline Loan denominated in Sterling) and for any Interest Period, the London interbank offered rate as administered by ICE Benchmark Administration (or any other Person that takes over the administration of such rate for such LIBOR Quoted Currency for a period equal in length to such Interest Period as displayed on such day and time on pages LIBOR01 or LIBOR02 of the Reuters screen that displays such rate (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion); provided that if the LIBO Screen Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

“LIBOR Quoted Currency” means Dollars, Euros and Sterling.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, statutory trust or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Line Cap” means, at any time, an amount equal to the lesser of (a) the aggregate amount of all Commitments at such time and (b) the Borrowing Base at such time.

“Loan Documents” means this Agreement, the First Amendment Agreement, each Applicable Intercreditor Agreement, any promissory notes issued pursuant to the Agreement, the Collateral Documents, the Loan Guaranty, each reaffirmation or confirmation agreement, and all other agreements, instruments, documents and certificates executed and delivered to, or in favor of, the Administrative Agent, the Collateral Agent, any Issuing Bank, any Swingline Lender or any Lender and including all other pledges, powers of attorney, consents, assignments, contracts, notices, letter of credit agreements and all other written matter whether heretofore, now or hereafter executed by or on behalf of any Loan Party, or any employee of any Loan Party, and delivered to the Administrative Agent, the Collateral Agent, any Issuing Bank, any Swingline Lender or any Lender in connection with the Agreement or the transactions contemplated thereby. Any reference in the Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to the Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

“Loan Guarantor” means each Loan Party.

“Loan Guaranty” means Article X of this Agreement and, if separate guarantees are required by the Administrative Agent, each separate Guarantee, in form and substance satisfactory to the Administrative Agent, delivered by each Loan Guarantor that is a foreign Subsidiary (which Guarantee shall be governed by the laws of the country in which such foreign Subsidiary is located if the Administrative Agent requests that such law govern such Guarantee), as it may be amended or modified and in effect from time to time.

“Loan Parties” means the Borrowers, the Borrowers’ Restricted Subsidiaries party to a Loan Guaranty and any other Person who becomes a party to this Agreement pursuant to a Joinder Agreement or executes a separate Loan Guaranty and their respective successors and assigns.

“Loans” means the loans and advances made by the Lenders pursuant to this Agreement, including Swingline Loans, Overadvances and Protective Advances.

“Local Time” means, (a) local time in London, England with respect to the times for the receipt of Borrowing Requests for European Revolving Loans denominated in dollars, Sterling or Euro, European Swingline Loans and Letter of Credit Requests to the European Issuing Bank, of any disbursement by the Disbursement Agent of European Revolving Loans denominated in dollars, Sterling or Euros, European Swingline Loans, European Overadvances and European Protective Advances and for payment by the Borrowers with respect to European Revolving Loans denominated in dollars, Sterling or Euros, European Swingline Loans, European Overadvances and European Protective Advances and reimbursement obligations in respect of Letters of Credit issued by the European Issuing Bank, (b) local time in Chicago, Illinois, with respect to the times for the determination of “Dollar Equivalent”, for the receipt of Borrowing Requests of U.S. Revolving Loans, U.S. Swingline Loans, U.S. Overadvances, U.S. Protective Advances, Letter of Credit Requests to a U.S. Issuing Bank, for receipt and sending of notices by and disbursement by the Disbursement Agent or any Lender and any U.S. Issuing Bank and for payment by the Loan Parties by the Borrowers with respect to U.S. Revolving Loans, U.S. Swingline Loans, U.S. Overadvances, U.S. Protective Advances and reimbursement obligations in respect of Letters of Credit issued by a U.S. Issuing Bank, (c) local time in Toronto, Ontario with respect to the times for the receipt of Borrowing Requests of Canadian Revolving Loans, Canadian Swingline Loans, Canadian Overadvances, Canadian Protective Advances, Letter of Credit Requests to the Canadian Issuing Bank, for receipt and sending of notices by and disbursement by the Disbursement Agent or any Lender and the Canadian Issuing Bank and for payment by the Loan Parties by the Borrowers with respect to Canadian Revolving Loans, Canadian Swingline Loans, Canadian Overadvances, Canadian Protective Advances and reimbursement obligations in respect of Letters of Credit issued by the Canadian Issuing Bank, (d) local time in London, England, with respect to the times for the determination of “LIBO Rate” (with respect to Revolving Loans denominated in Sterling or Euro) and “Overnight LIBO Rate”, (e) otherwise, if a place for any determination is specified herein, the local time at such place of determination and (f) otherwise, Chicago, Illinois time.

“Luxembourg Security Agreement” means that certain Pledge Agreement, dated July 8, 2011, among the Company, the Administrative Collateral Agent and Cott Luxembourg S.à.r.l., as amended, restated, supplemented or otherwise modified from time to time, and any other pledge or security agreement governed by the laws of Luxembourg and entered into by any Loan Party (or Restricted Subsidiary that becomes a Loan Party) on, prior to, or after the Restatement Effective Date, as required by this Agreement or any other Loan Document for the purpose of creating a Lien on the property of any such Person that is (a) organized in Luxembourg or (b) has property located in Luxembourg, in each case as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Margin Stock” means “Margin Stock”, as such term is defined in Regulation U of the Board.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, operations or condition, financial or otherwise, of the Loan Parties taken as a whole, (b) the ability of the Loan Parties, taken as a whole, to perform their obligations under the Loan Documents, (c) the Collateral, the Administrative Collateral Agent’s Liens (on behalf of itself and the Lenders) on the Collateral or the UK Security Trustee’s Liens on the Collateral or the priority of such Liens, or (d) the rights of or benefits available to the Administrative Agent, the Administrative Collateral Agent, the UK Security Trustee, any Issuing Bank or the Lenders thereunder, taken as a whole.

“Material Indebtedness” means Indebtedness (other than the Loans and Letters of Credit) of any one or more of the Company and its Subsidiaries in an aggregate principal amount exceeding $50,000,000, and Indebtedness outstanding under the 2020 Term Loan Credit Agreement; provided, however, that intercompany Indebtedness permitted hereunder and exclusively between or among the Company and its Restricted Subsidiaries shall not be Material Indebtedness.

“Maturity Date” means the earliest of (a) August 3, 2021, (b) in the event that any Indebtedness of the type referred to in Section 6.01(h) (solely with respect to extensions, refinancings, replacements, supplements, or renewals of Indebtedness of the type referred to in Sections 6.01(s) and (t)), (s), (t), (u) and (v), is outstanding 90 days prior to its maturity date, the date that is 90 days prior to the maturity date for such Indebtedness unless such Indebtedness has been refinanced to have a maturity date six months after the scheduled Maturity Date, or (c) any earlier date on which the Commitments are reduced to zero or otherwise terminated pursuant to the terms hereof.

“Maximum Liability” has the meaning assigned to such term in Section 10.10.

“Maximum PP&E Equipment Component Amount” means 85% of the Net Orderly Liquidation Value of all Original M&E Contributors’ Eligible Equipment based on the most recent appraisals of all Original M&E Contributors’ Eligible Equipment completed prior to the PP&E Refresh Date.

“Maximum PP&E Real Property Component Amount” means (a) in the case of Eligible Real Property (Existing), 75% of the fair market value of all Original RP Contributors’ Eligible Real Property (Existing) based on the most recent appraisals for all Original RP Contributors’ Eligible Real Property (Existing) completed prior to the PP&E Refresh Date and (b) in the case of Eligible Real Property (2018), 75% of the fair market value of all Original RP Contributors’ Eligible Real Property (2018) based on the most recent appraisals for all Original RP Contributors’ Eligible Real Property (2018) completed prior to the Additional Real Property Trigger Date.

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgages” means any mortgage, deed of trust or other agreement which conveys or evidences a Lien in favor of the UK Security Trustee or the Administrative Collateral Agent, for the benefit of the Administrative Collateral Agent and the Lenders, on real property of a Loan Party, including any amendment, restatement, modification or supplement thereto.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA, but does not include any Canadian Union Plans.

“Net Income” means, for any period, the consolidated net income (or loss) of the Company and its Subsidiaries, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income (or deficit) of any Person (other than any Subsidiary) in which the Company or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the Company or such Subsidiary in the form of dividends or similar distributions, (b) the income (or deficit) of Decantae and each other Unrestricted Subsidiary, except to the extent that any such income is actually received by the Company or a Restricted Subsidiary in the form of dividends or similar distributions and (c) the undistributed earnings of any Subsidiary that is not a Loan Party to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation (other than under any Loan Document) or Requirement of Law applicable to such Subsidiary.

“Net Orderly Liquidation Value” means, with respect to Inventory, Equipment or intangibles of any Person, the orderly liquidation value thereof as determined in a manner acceptable to the Collateral Agent by an appraiser acceptable to the Collateral Agent, net of all costs of liquidation thereof.

“Net Proceeds” means, with respect to any event, (a) the cash proceeds received in respect of such event including (i) any cash received in respect of any non-cash proceeds (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but excluding any interest payments), but only as and when received, (ii) in the case of a casualty, insurance proceeds and (iii) in the case of a condemnation or similar event, condemnation awards and similar payments, net of (b) the sum of (i) all reasonable fees and out-of-pocket expenses paid to third parties (other than Affiliates) in connection with such event, (ii) in the case of a sale, transfer or other disposition of an asset (including pursuant to a sale and leaseback transaction or a casualty or a condemnation or similar proceeding), the amount of all payments required to be made as a result of such event to repay Indebtedness (other than Loans) secured by such asset or otherwise subject to mandatory prepayment as a result of such event, subject to the terms of the Applicable Intercreditor Agreements, (iii) the amount of all taxes paid (or reasonably estimated to be payable) and (iv) the amount of any reserves established to fund contingent liabilities reasonably estimated to be payable, in each case during the year that such event occurred or the next succeeding year and that are directly attributable to such event (as determined reasonably and in good faith by a Financial Officer).

“Non-Consenting Lender” has the meaning assigned to such term in Section 9.02(d).

“Non-Paying Guarantor” has the meaning assigned to such term in Section 10.11.

“NYFRB” means the Federal Reserve Bank of New York.

“NYFRB Rate” means, for any day, the greater of (a) the Federal Funds Effective Rate in effect on such day and (b) the Overnight Bank Funding Rate in effect on such day (or for any day that is not a Banking Day, for the immediately preceding Banking Day); provided that if none of such rates are published for any day that is a Business Day, the term “NYFRB Rate” means the rate for a federal funds transaction quoted at 11:00 a.m. on such day received to the Administrative Agent from a Federal funds broker of recognized standing selected by it; provided, further, that if any of the aforesaid rates shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“Obligated Party” has the meaning assigned to such term in Section 10.02.

“Obligations” means all unpaid principal of and accrued and unpaid interest on the Loans (including interest accruing (or which would have accrued but for the commencement of any bankruptcy, insolvency, receivership or similar proceeding) after the commencement of any bankruptcy, insolvency receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), all LC Exposure, all accrued and unpaid fees and all expenses, reimbursements, indemnities and other obligations (including guarantee obligations) of the Loan

Parties to the Lenders or to any Lender, the Administrative Agent, the Collateral Agent, the Issuing Bank or any indemnified party arising under the Loan Documents; provided, however, that the definition of “Obligations” shall not create any guarantee by any Loan Guarantor of (or grant of security interest by any Loan Guarantor to support, as applicable) any Excluded Swap Obligations of such Loan Guarantor for purposes of determining any obligations of any Loan Guarantor.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“Off-Balance Sheet Liability” of a Person means (a) any repurchase obligation or liability of such Person with respect to accounts or notes receivable sold by such Person, (b) any indebtedness, liability or obligation under any so-called “synthetic lease” transaction entered into by such Person, or (c) any indebtedness, liability or obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the balance sheets of such Person (other than operating leases).

“Original M&E Contributor” means the Company and S&D Coffee, in each case to the extent such Person is a Loan Party hereunder.

“Original RP Contributor” means the Company, DS Services, and S&D Coffee, in each case to the extent such Person is a Loan Party hereunder.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Taxes (other than a connection arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced, any Loan Document, or sold or assigned an interest in any Loan, Letter of Credit or any Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.19).

“Overadvance” has the meaning assigned to such term in Section 2.05(b).

“Overnight Bank Funding Rate” means, for any day, the rate comprised of both overnight federal funds and overnight Eurodollar borrowings by U.S.-managed banking offices of depository institutions (as such composite rate shall be determined by the NYFRB as set forth on its public website from time to time) and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate (from and after such date as the NYFRB shall commence to publish such composite rate).

“Overnight LIBO” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Overnight LIBO Rate.

“Overnight LIBO Rate” means a rate per annum equal to the London interbank offered rate as administered by ICE Benchmark Administration Limited (or any other Person that takes over the administration of such rate) for overnight deposits in Euros or Sterling (as the case may be) as displayed on the applicable Thomson Reuters screen page (currently page LIBOR01) (or, in the event such rate does not appear on a page of the Thomson Reuters screen, on the appropriate page of such other information service that publishes such rate as shall be reasonably selected by the Administrative Agent from time to time in its reasonable discretion) at approximately 11:00 a.m., London time, on such day; provided that if an Overnight LIBO Rate shall be less than zero, such rate shall be deemed to be zero for all purposes of this Agreement.

“Parallel Liability” means a Loan Party’s undertakings pursuant to Section 9.22.

“Participant” has the meaning set forth in Section 9.04.

“Participant Register” has the meaning set forth in Section 9.04(g)(iii).

“Participating Member State” means each state so described in any EMU Legislation.

“Participating Specified Foreign Currency Lender” has the meaning assigned to such term in Section 12.01(a).

“Paying Guarantor” has the meaning assigned to such term in Section 10.11.

“Payment Conditions” means that, with respect to any Proposed Transaction, each of the following conditions are satisfied, as applicable:

(a) both immediately before and immediately after giving effect to such Proposed Transaction, no Default shall have occurred and be continuing; and

(b) either (i) (x) Aggregate Availability on the date of such Proposed Transaction, both immediately before and on a Pro Forma Basis after giving effect to such Proposed Transaction and (y) Aggregate Availability for the 30 day period immediately preceding such Proposed Transaction (assuming such Proposed Transaction occurred on the first day of such 30 day period), in each case is greater than or equal to 17.5% of the Line Cap at such time; or

(ii) (x) (1) Aggregate Availability on the date of such Proposed Transaction, both immediately before and on a Pro Forma Basis after giving effect to such Proposed Transaction and (2) Aggregate Availability for the 30 day period immediately preceding such Proposed Transaction (assuming such Proposed Transaction occurred on the first day of such 30 day period), in each case is greater than or equal to 12.5% of the Line Cap at such time and (y) the Fixed Charge Coverage Ratio, determined as of the last day of the most recent fiscal quarter for which financial statements have been or should have been delivered pursuant to Section 5.01(a) or (b), for the period of four consecutive fiscal quarters ending on such last day on a Pro Forma Basis after giving effect to each such Proposed Transaction as if such Proposed Transaction occurred on the first day of such four consecutive fiscal quarter period, is no less than 1.0 to 1.0 (solely for purposes of any Permitted Acquisition, this clause (y) shall be calculated without giving effect to such Permitted Acquisition);

provided, that in connection with any such Proposed Transaction (other than the regularly scheduled payment of the Company’s quarterly dividend pursuant to Section 6.09(a)(iii) in a manner and in an amount consistent with past practice), in each case, the Administrative Agent shall have received a certificate, signed by a Financial Officer of the Borrower Representative, on behalf of the Loan Parties:

(A) stating the nature, the amount and the date of the Proposed Transaction;

(B) certifying that the Company and/or each applicable Restricted Subsidiary has complied with the applicable foregoing conditions together with detailed calculations of the requirements of clause (b) above (based, in the case of Aggregate Availability determinations, on the most recently delivered Aggregate Borrowing Base Certificate and Borrowing Base Certificates and the then-current Aggregate Credit Exposure) giving pro forma effect to such Proposed Transaction to the extent set forth above; and

(C) certifying that the proposed transaction documents do not violate the terms and conditions of each of the 2016 Indenture, the 2017 Indenture, any Replacement Indenture, any Additional Senior Secured Indebtedness Documents, any Additional Unsecured Indebtedness Documents, or any Junior Secured Indebtedness Documents, as applicable.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Permitted Acquisition” means any Proposed Acquisition that satisfies each of the following conditions precedent:

(a) with respect to any Proposed Acquisition where the Acquisition Consideration exceeds $20,000,000, the Administrative Agent shall receive at least 10 Business Days’ prior written notice (or such shorter period as may be acceptable to the Administrative Agent) of such Proposed Acquisition, which notice shall include, without limitation, a reasonably detailed description of such Proposed Acquisition, and, if any earnout is included as part of the Acquisition Consideration, such notice shall be accompanied by a certificate of a Financial Officer of the Company setting forth (i) the good faith estimate of the aggregate amount required to be reserved in accordance with GAAP in respect of the earnout constituting Acquisition Consideration, (ii) after giving effect to the earnout described in clause (i), a detailed calculation of the aggregate amount of all earnouts that will be outstanding as of the closing date of the Proposed Acquisition, and (iii) a determination as to whether a Reserve will be required on the closing date of the Proposed Acquisition pursuant to Section 6.01(r);

(b) such Proposed Acquisition shall have been approved by the Proposed Acquisition Target’s board of directors (or equivalent);

(c) the Proposed Acquisition Target shall be engaged in a Permitted Business;

(d) all governmental and material third-party approvals necessary in connection with such Proposed Acquisition shall have been obtained and be in full force and effect;

(e) no additional Indebtedness or other liabilities shall be incurred, assumed or otherwise be reflected on a consolidated balance sheet of the Company and Proposed Acquisition Target after giving effect to such Proposed Acquisition, except (i) Loans made hereunder, (ii) ordinary course trade payables, accrued expenses and (iii) Indebtedness permitted under Section 6.01;

(f) with respect to any Proposed Acquisition having an Acquisition Consideration of at least $50,000,000, the Borrower Representative shall have delivered to the Administrative Agent, in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders and sufficiently in advance of such Proposed Acquisition, such other financial information, financial analysis, documentation or other information relating to such Proposed Acquisition as the Administrative Agent or any Lender shall reasonably request;

(g) with respect to any Proposed Acquisition having an Acquisition Consideration of at least $50,000,000, the Administrative Agent shall be reasonably satisfied with the form and substance of the acquisition agreement and with all other material agreements, instruments and documents implementing such Acquisition or executed in connection therewith, including opinions, certificates and lien search results, and such Acquisition shall be consummated in accordance with the terms of such documents and in compliance with applicable law and regulatory approvals;

(h) at or prior to the closing of such Proposed Acquisition (or within a reasonable time thereafter as may be agreed by the Administrative Agent in its Permitted Discretion), the Company (or the Restricted Subsidiary making such Proposed Acquisition) and the Proposed Acquisition Target shall have executed such documents and taken such actions as may be required under Section 5.13;

(i) at the time of such Proposed Acquisition and after giving effect thereto, (A) no Default shall have occurred and be continuing, (B) all representations and warranties contained in Article III and in the other Loan Documents shall be true and correct in all material respects and (C) any Reserve required pursuant to Section 6.01(r) shall have been disclosed to the Collateral Agent; and

(j) with respect to any Proposed Acquisition where the Company (or the Restricted Subsidiary making such Proposed Acquisition) intends to sell, transfer or dispose of fixed assets in accordance with Section 6.05(g), the Administrative Agent shall receive a certificate of a Financial Officer of the Company (or of the Restricted Subsidiary making such Proposed Acquisition) at least 10 Business Days (or such shorter period as may be acceptable to the Administrative Agent) prior to the closing of the Proposed Acquisition, (x) designating such fixed assets as assets sold, transferred or disposed of in accordance with clause (ii) of the proviso to Section 6.05(g), (y) identifying such assets with specificity, and (z) including a detailed calculation of (I) the good faith estimate of the aggregate fair market value of such assets at such time, (II) the good faith estimate of the aggregate fair market value (computed as of the time originally designated under this paragraph (j)) of the fixed assets previously designated in accordance with this paragraph (j), and (III) the aggregate fair market value (computed as of the time originally designated under this paragraph (j)) of all assets sold, transferred or disposed of on or after the Restatement Effective Date in accordance with clause (ii) of the proviso to Section 6.05(g), such certificate to be in form and substance reasonably satisfactory to the Administrative Agent.

“Permitted Business” means those businesses in which the Company and its Restricted Subsidiaries are engaged in on the Restatement Effective Date, and any similar or related line of business so long as the majority of the operations of such business is in the food service and beverage industry which, for the purpose of this definition, includes the beverage delivery and filtration industry.

“Permitted Discretion” means a determination made in good faith and in the exercise of reasonable (from the perspective of a secured asset-based lender) business judgment. Any determination made by the Administrative Agent, the Collateral Agent or the Disbursement Agent in its Permitted Discretion, as the case may be, shall not be effective until three days after written notice thereof is given by the Administrative Agent, the Collateral Agent or the Disbursement Agent, as the case may be, to the Borrower Representative.

“Permitted Encumbrances” means:

(a) Liens imposed by law for taxes, assessments, levies or utility charges that are not yet due or are being contested in compliance with Section 5.04;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law and statutory trusts in favor of Farm Products Sellers, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in compliance with Section 5.04;

(c) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations;

(d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e) judgment liens in respect of judgments that do not constitute an Event of Default under clause (k) of Article VII;

(f) easements, zoning restrictions, rights-of-way, licenses, servitudes, restrictions and restrictive covenants and similar encumbrances on real property imposed by law, currently of record, or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of any Loan Party or any of its Restricted Subsidiaries;

(g) title defects or irregularities on real property and encroachments or other matters as would be shown on a survey of the real property which do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of any Loan Party or any of its Restricted Subsidiaries or materially and adversely affect the property for its intended use;

(h) with respect to any real property in Canada, the reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown of any real property or any interest therein which have been disclosed to the Administrative Agent and have been complied with and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of any Borrower or any Subsidiary;

(i) shared facilities agreements, parking agreements, servicing agreements, development agreements, site plan agreements, and other agreements with government authorities or any third party pertaining to the use or development of any real property which (x) in the case of Eligible Real Property, have been disclosed to the Administrative Agent and (y) have been materially complied with and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of any Loan Party or any of its Restricted Subsidiaries or adversely affect the property for its intended use; and

(j) with respect to any Eligible Real Property, the exceptions, satisfactory to the Collateral Agent in its Permitted Discretion, disclosed in the title insurance policy issued in favor of the Administrative Collateral Agent hereunder;

provided that the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness.

“Permitted Investments” means:

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, Canada, the United Kingdom or the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of such government), in each case maturing within one year from the date of acquisition thereof;

(b) investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

(c) investments in demand deposits, time deposits, certificates of deposit, banker’s acceptances and eurodollar time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of Canada, England and Wales or the United States of America or any province or state thereof which has a combined capital and surplus and undivided profits of not less than $500,000,000;

(d) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above;

(e) money market funds that (i) comply with the criteria set forth in Securities and Exchange Commission Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated at least AA by S&P and at least Aa by Moody’s and (iii) have portfolio assets of at least $5,000,000,000; and

(f) in the case of a Restricted Subsidiary organized under the laws of a jurisdiction other than Canada, England and Wales or the United States of America or any province or state thereof, other short-term investments that are analogous to the foregoing, are of comparable credit quality, and are customarily used by companies in the jurisdiction of such Restricted Subsidiary for cash management purposes.

“Permitted Lien” means Liens permitted by Section 6.02.

“Permitted Margin Stock” means Margin Stock owned by any Loan Party or any of its Restricted Subsidiaries on the Restatement Effective Date.

“Permitted Perfection Limitations” means the limited perfection of the Liens on certain Collateral to the extent that (a) such Collateral consists of (i) cash (except any cash held in deposit accounts or similar bank accounts in non-U.S. jurisdictions, other than deposit accounts described in clause (ii) below) and letter of credit rights, in each case that are not otherwise perfected by the UCC or PPSA filings listing the applicable Loan Party or Restricted Subsidiary as debtor, (ii) any Term Loan Collateral Proceeds Account and any deposit account established solely for the purpose of funding payroll and other compensation and benefits to employees or having an average monthly balance of less than $1,000,000 individually or $7,500,000 in the aggregate except, in each case, any such deposit account maintained with the Administrative Agent or the UK Security Trustee, (iii) patents, trademarks, and copyrights to the extent that a security interest thereon cannot be protected by (x) the filing of a UCC or PPSA financing statement listing the applicable Loan Party or Restricted Subsidiary as debtor or (y) the recordation of such security interest with the U.S. Patent and Trademark Office, the U.S. Copyright Office or the applicable governmental recording office in Canada, England and Wales, Scotland, Luxembourg, the Netherlands or the European Union, and (iv) aircraft and motor vehicles that require notice of a Lien on their title papers to perfect such Lien, (b) except in the case of the perfection of Liens in Equity Interests issued by a Loan Party that are held by another Loan Party, perfection of such Liens would not be governed by the laws of the United States (or any state thereof), Canada (or any province thereof), Luxembourg, the Netherlands, England and Wales or Scotland or (c) Liens on such Collateral (other than Equity Interests and promissory notes) may be perfected only by possession (including possession of any certificate of title) and the Administrative Agent, the Administrative Collateral Agent or the UK Security Trustee, as applicable, has not obtained or does not maintain possession of such Collateral.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any employee pension benefit plan (other than a Canadian Pension Plan, a Canadian Union Plan or a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which any Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“PP&E Amortization Amount (Adjusted Equipment)” means, at the time of any determination occurring on or after the PP&E Refresh Date, the sum of the PP&E Amortization Amount (Equipment) for all Original M&E Contributors plus, on and after the first Business Day of any PP&E Equipment Adjustment Period, the result of (x) the Maximum PP&E Equipment Component Amount minus (y) 85% of the Net Orderly Liquidation Value of all Original M&E Contributors’ Eligible Equipment based on the most recent Qualified PP&E Appraisals (Equipment) for each Original M&E Contributor’s Eligible Equipment completed prior to such PP&E Equipment Adjustment Period.

“PP&E Amortization Amount (Adjusted Existing Real Property)” means, at the time of any determination occurring on or after the PP&E Refresh Date, the sum of the PP&E Amortization Amount (Existing Real Property) for all Original RP Contributors plus, on and after the first Business Day of any PP&E Existing Real Property Adjustment Period, the result of (x) the Maximum PP&E Existing Real Property Component Amount minus (y) 75% of the fair market value of all Original RP Contributors’ Eligible Real Property (Existing) based on the most recent Qualified PP&E Appraisals (Real Property) for each Original RP Contributor’s Eligible Real Property (Existing) completed prior to such PP&E Existing Real Property Adjustment Period.

“PP&E Amortization Amount (Adjusted 2018 Real Property)” means, at the time of any determination occurring on or after the Additional Real Property Trigger Date, the sum of the PP&E Amortization Amount (2018 Real Property) for all Original RP Contributors plus, on and after the first Business Day of any PP&E 2018 Real Property Adjustment Period, the result of (x) the Maximum PP&E 2018 Real Property Component Amount minus (y) 75% of the fair market value of all Original RP Contributors’ Eligible Real Property (2018) based on the most recent Qualified PP&E Appraisals (Real Property) for each Original RP Contributor’s Eligible Real Property (2018) completed prior to such PP&E 2018 Real Property Adjustment Period.

“PP&E Amortization Amount (Equipment)” means at the time of any determination occurring on or after the PP&E Refresh Date:

(i) prior to the first Business Day of the first PP&E Equipment Adjustment Period, the product of (x) the result of (I) 85% of the Net Orderly Liquidation Value of such Original M&E Contributor’s Eligible Equipment based on the most recent appraisals for all such Original M&E Contributor’s Eligible Equipment completed prior to the PP&E Refresh Date divided by (II) 28 multiplied by (y) the number of full calendar quarters that have commenced since (and including) January 1, 2017; or

(ii) on and after the first Business Day of any PP&E Equipment Adjustment Period, the product of (x) the result of (I) 85% of the Net Orderly Liquidation Value of such Original M&E Contributor’s Eligible Equipment based on the most recent Qualified PP&E Appraisals (Equipment) for all such Original M&E Contributor’s Eligible

Equipment completed prior to such PP&E Equipment Adjustment Period divided by (II) (A) 28 minus (B) the number of PP&E Prior Amortized Quarters for such PP&E Equipment Adjustment Period multiplied by (y) the number of full calendar quarters that have commenced since (and including) the first day of the first quarter of the current PP&E Equipment Adjustment Period.

“PP&E Amortization Amount (Existing Real Property)” means, at the time of any determination occurring on or after the PP&E Refresh Date:

(i) prior to the first Business Day of the first PP&E Existing Real Property Adjustment Period, the product of (x) the result of (I) 75% of the fair market value of such Original RP Contributor’s Eligible Real Property (Existing) based on the most recent appraisals for all such Original RP Contributor’s Eligible Real Property (Existing) completed prior to the PP&E Refresh Date divided by (II) 60 multiplied by (y) the number of full calendar quarters that have commenced since (and including) January 1, 2017; or

(ii) on and after the first Business Day of any PP&E Existing Real Property Adjustment Period, the product of (x) the result of (I) 75% of the fair market value of such Original RP Contributor’s Eligible Real Property (Existing) based on the most recent Qualified PP&E Appraisals (Real Property) for all such Original RP Contributor’s Eligible Real Property (Existing) completed prior to such PP&E Existing Real Property Adjustment Period divided by (II) (A) 60 minus (B) the number of PP&E Prior Amortized Quarters for such PP&E Existing Real Property Adjustment Period multiplied by (y) the number of full calendar quarters that have commenced since (and including) the first day of the first quarter of the current PP&E Existing Real Property Adjustment Period.

“PP&E Amortization Amount (2018 Real Property)” means, at the time of any determination occurring on or after the Additional Real Property Trigger Date:

(i) prior to the first Business Day of the first PP&E 2018 Real Property Adjustment Period, the product of (x) the result of (I) 75% of the fair market value of such Original RP Contributor’s Eligible Real Property (2018) based on the most recent appraisals for all such Original RP Contributor’s Eligible Real Property (2018) completed prior to the Additional Real Property Trigger Date divided by (II) 60 multiplied by (y) the number of full calendar quarters that have commenced since (and including) the Additional Real Property Trigger Date; or

(ii) on and after the first Business Day of any PP&E 2018 Real Property Adjustment Period, the product of (x) the result of (I) 75% of the fair market value of such Original RP Contributor’s Eligible Real Property (2018) based on the most recent Qualified PP&E Appraisals (Real Property) for all such Original RP Contributor’s Eligible Real Property (2018) completed prior to such PP&E 2018 Real Property Adjustment Period divided by (II) (A) 60 minus (B) the number of PP&E Prior Amortized Quarters (2018 Real Property) for such PP&E 2018 Real Property Adjustment Period multiplied by (y) the number of full calendar quarters that have commenced since (and including) the first day of the first quarter of the current PP&E 2018 Real Property Adjustment Period.

“PP&E Component” means, at the time of any determination, with respect to each Original M&E Contributor and each Original RP Contributor, an amount equal to the lesser of $75,000,000 and:

(a) [reserved;] and

(b) on and after the PP&E Refresh Date, the lesser of:

(X) the result of:

(i) to the extent greater than zero, (x) 75% of the fair market value (as determined by the most recent Qualified PP&E Appraisals (Real Property) or, if none, by the most recent appraisal and update thereof with respect to all Eligible Real Property (Existing)) of all such Original RP Contributor’s Eligible Real Property (Existing) minus (y) the PP&E Amortization Amount (Existing Real Property) (this clause (i), the “Existing Real Property Component”), plus

(ii) to the extent greater than zero, (x) 75% of the fair market value (as determined by the most recent Qualified PP&E Appraisals (Real Property) or, if none, by the most recent appraisal and update thereof with respect to all Eligible Real Property (2018)) of all such Original RP Contributor’s Eligible Real Property (2018) minus (y) on or after the Additional Real Property Trigger Date, the PP&E Amortization Amount (2018 Real Property) (this clause (ii), the “2018 Real Property Component”), plus

(~~ii~~iii) to the extent greater than zero, (x) 85% of the Net Orderly Liquidation Value of such Original M&E Contributor’s Eligible Equipment minus (y) the PP&E Amortization Amount (Equipment) (this clause (iii), the “Equipment Component”), minus

(~~iii~~iv) Reserves established by the Collateral Agent in its Permitted Discretion; provided that a Reserve shall be established and included in each Borrowing Base Certificate and in the Aggregate Borrowing Base Certificate in the amount of any mortgage tax incurred by any Loan Party that is required to be paid but remains unpaid, or that would be required to be paid in order for the Administrative Collateral Agent to validly enforce its Lien on any Eligible Real Property; and

(Y) to the extent greater than zero:

(i) the Maximum PP&E Existing Real Property Component Amount minus the PP&E Amortization Amount (Adjusted Existing Real Property), plus

(ii) the Maximum PP&E 2018 Real Property Component Amount minus the PP&E Amortization Amount (Adjusted 2018 Real Property), plus

(iii) Maximum PP&E Equipment Component Amount minus the PP&E Amortization Amount (Adjusted Equipment), minus

(iv) Reserves established by the Collateral Agent in its Permitted Discretion; provided that a Reserve shall be established and included in each Borrowing Base Certificate and in the Aggregate Borrowing Base Certificate in the amount of any mortgage tax incurred by any Loan Party that is required to be paid but remains unpaid, or that would be required to be paid in order for the Administrative Collateral Agent to validly enforce its Lien on any Eligible Real Property; minus

(v) the sum of the PP&E Components (calculated solely under clause (b)(X) of such definition) included in the Borrowing Bases of all other Original M&E Contributors and Original RP Contributors.

“PP&E Equipment Adjustment Period” means, at any time of determination occurring after the PP&E Refresh Date, the period commencing on the first Business Day of the first full calendar quarter following the receipt by the Administrative Agent and the Collateral Agent of a Qualified PP&E Appraisal (Equipment), and ending on the date immediately prior to the first Business Day of the first full calendar quarter following the receipt by the Administrative Agent and the Collateral Agent of the next succeeding Qualified PP&E Appraisal (Equipment).

“PP&E Existing Real Property Adjustment Period” means, at any time of determination occurring after the PP&E Refresh Date, the period commencing on the first Business Day of the first full calendar quarter following the receipt by the Administrative Agent and the Collateral Agent of a Qualified PP&E Appraisal (Real Property) of Eligible Real Property (Existing), and ending on the date immediately prior to the first Business Day of the first full calendar quarter following the receipt by the Administrative Agent and the Collateral Agent of the next succeeding Qualified PP&E Appraisal (Real Property) of Eligible Real Property (Existing).

“PP&E Prior Amortized Quarters” means, with respect to each PP&E Equipment Adjustment Period and each PP&E Existing Real Property Adjustment Period, as applicable, the number of calendar quarters that have commenced since (and including) January 1, 2017 through and including the first Business Day of such PP&E Equipment Adjustment Period or such PP&E Existing Real Property Adjustment Period.

“PP&E Prior Amortized Quarters (2018 Real Property)” means, with respect to each PP&E 2018 Real Property Adjustment Period, as applicable, the number of calendar quarters that have commenced since (and including) the Additional Real Property Trigger Date, through and including the first Business Day of such PP&E 2018 Real Property Adjustment Period.

“PP&E Priority Indebtedness” shall have the meaning assigned to such term in Section 6.01(u).

“PP&E 2018 Real Property Adjustment Period” means, at any time of determination occurring after the Additional Real Property Trigger Date, the period commencing on the first Business Day of the first full calendar quarter following the receipt by the Administrative Agent and the Collateral Agent of a Qualified PP&E Appraisal (Real Property) of Eligible Real Property (2018), and ending on the date immediately prior to the first Business Day of the first full calendar quarter following the receipt by the Administrative Agent and the Collateral Agent of the next succeeding Qualified PP&E Appraisal (Real Property) of Eligible Real Property (2018).

“PP&E Refresh Date” means January 1, 2017.

“PP&E Release Trigger Date” means the ~~original effective date on which the Additional Senior Secured Indebtedness Documents in respect of Additional Senior Secured Indebtedness that is designated as PP&E Priority Indebtedness pursuant to Section 6.01(u) is incurred or issued pursuant to Section 6.01(u).~~2020 Term Loan Effective Date.

“PPSA” means the Personal Property Security Act (Ontario), including the regulations thereto, provided that, if perfection or the effect of perfection or non-perfection or the priority of any Lien created hereunder on the Collateral is governed by the personal property security legislation or other applicable legislation with respect to personal property security in effect in a jurisdiction other than Ontario, “PPSA” means the Personal Property Security Act or such other applicable legislation in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Prepayment Event” means:

(1) any sale, transfer or other disposition (including pursuant to a sale and leaseback transaction) of any property or asset of any Loan Party, other than dispositions described in (i) Sections 6.05(a) through 6.05(d), (ii) Sections 6.05(h) through 6.05(k), or (iii) Section 6.05(e) and 6.06; or

(2) any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any property or asset of any Loan Party; or

(3) the incurrence by any Loan Party of any Indebtedness, other than Indebtedness permitted under Section 6.01.

“Prime Rate” means the rate of interest per annum publicly announced from time to time by JPMCB as its prime rate at its offices at 270 Park Avenue in New York City; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective; provided that, if such rate shall be less than zero, the Prime Rate shall be deemed to be zero for purposes of this Agreement.

“Prior Claims” shall mean all Liens created by applicable law (in contrast with Liens voluntarily granted) which rank or are capable of ranking prior to or pari passu with the Liens created by the Collateral Documents (or interests similar thereto under applicable law) including for amounts owing for employee source deductions, wages, vacation pay, goods and services taxes, sales taxes, harmonized sales taxes, municipal taxes, workers’ compensation, Quebec corporate taxes, pension fund obligations and overdue rents.

“Private Brand Customers” shall mean customers of any Loan Party that are engaged in the business of selling private label or branded beverages and/or engaged in the food service industry.

“Process Agent” means Cott Holdings, CT Corporation, A Wolters Kluwer Company, 111 Eighth Avenue, New York, NY 10011 (telephone no: (212) 894-8940), or such other process agent as shall be reasonably approved by the Administrative Agent, in each case acting as designee, appointee and agent of each Loan Party that is not organized under the laws of any State of the United States to accept and forward for and on such Loan Party’s behalf, service of any and all legal process, summons, notices and documents that may be served in any action or proceeding arising out of or in connection with this Agreement or any other Loan Document.

“Pro Forma Basis” means on a basis in accordance with GAAP and Regulation S-X promulgated by the United States Securities and Exchange Commission and otherwise reasonably satisfactory to the Administrative Agent.

“Projections” has the meaning assigned to such term in Section 5.01(f).

“Proposed Acquisition” means the proposed acquisition after the Restatement Effective Date by the Company or any of its Restricted Subsidiaries of all or a significant part of the assets or Equity Interests of any Proposed Acquisition Target, or all or a significant part of the assets of a division, business, branch or unit of any Proposed Acquisition Target, or the proposed merger after the Restatement Effective Date of any Proposed Acquisition Target with or into the Company or any Restricted Subsidiary of the Company (and, in the case of a merger or amalgamation with any Borrower, with such Borrower being the surviving corporation).

“Proposed Acquisition Target” means any Person or any operating division thereof subject to a Proposed Acquisition.

“Proposed Transaction” means any dividend, repurchase or redemption of capital stock, payment of Indebtedness, investment, Permitted Acquisition, or other transaction, payment or other action, in each case where the Loan Parties would be required to meet the Payment Conditions in order to be permitted to consummate such transaction, make such payment or take such action.

“Protective Advance” has the meaning assigned to such term in Section 2.04.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, each Loan Party that has total assets exceeding $10,000,000 at the time the relevant Loan Guaranty or grant of the relevant security interest becomes or would become effective with respect to such Swap Obligation or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Qualified Equity Interests” means all Equity Interests other than Disqualified Equity Interests.

“Qualified PP&E Appraisals (Equipment)” means, after the PP&E Refresh Date, any appraisal and update thereof with respect to any Eligible Equipment (the most recent such appraisal for such equipment, the “Current Equipment Appraisal”), conducted in accordance with the terms of this Agreement from an appraiser selected and engaged by the Administrative Agent, and in each case satisfactory to the Administrative Agent and the Collateral Agent, so long as the result of 85% of the Net Orderly Liquidation Value of the applicable Original M&E Contributor’s Eligible Equipment that is subject to such appraisal based on the results of the Current Equipment Appraisal is less than the value of such Eligible Equipment that is included in the Equipment Component as computed at such time without giving effect to the results of the Current Equipment Appraisal.

“Qualified PP&E Appraisals (Real Property)” means, after the PP&E Refresh Date, any appraisal and update thereof with respect to any Eligible Real Property (the most recent such appraisal for such real property, the “Current Real Property Appraisal”), conducted in accordance with the terms of this Agreement from an appraiser selected and engaged by the Administrative Agent, and in each case satisfactory to the Administrative Agent and the Collateral Agent, so long as the result of 75% of the fair market value of the applicable Original RP Contributor’s Eligible Real Property that is subject to such appraisal based on the results of the Current Real Property Appraisal is less than the value of such Eligible Real Property that is included in the Existing Real Property Component or the 2018 Real Property Component, as applicable, as computed at such time without giving effect to the results of the Current Real Property Appraisal applicable to such real property.

“Quebec Security Documents” means a deed of hypothec executed by any Loan Party from time to time, and any other related documents, bonds, debentures or pledge agreements required to perfect a Lien in favor of the Administrative Collateral Agent in the province of Quebec.

“Quotation Date” means with respect to any LIBO Rate Borrowing for any Interest Period, (a) if the currency is Sterling, the first day of such Interest Period, (b) if the currency is Euro, two TARGET Days before the first day of such Interest Period, (c) for any other currency, two Business Days prior to the commencement of such Interest Period (unless, in each case, market practice differs in the relevant market where the LIBO Rate for such currency is to be determined, in which case the Quotation Date will be determined by the Administrative Agent in accordance with market practice in such market (and if quotations would normally be given on more than one day, then the Quotation Date will be the last of those days)).

“Recipient” means (a) any Agent, (b) any Lender and (c) any Issuing Bank, or any of the foregoing or any combination thereof (as the context requires).

“Re-Denomination Event” means the declaration of the termination of the Commitments, or the acceleration of the maturity of any Loans, in each case pursuant to the provisions of Article VII hereof, or the failure of any Borrower to pay any principal of, or interest on, any Loans or LC Disbursements on the Maturity Date.

“Refresco Sale Note Offers” means those certain redemption offers made in connection with the Refresco Transaction to each noteholder of the 2016 Notes and the 2017 Notes.

“Refresco Transaction” means the sale of certain assets and Equity Interests pursuant to, and on the terms and conditions set forth in, that certain Share Purchase Agreement, dated as of July 24, 2017, by and among the Company, Refresco Group N.V., a Netherlands limited liability company, Refresco US Holding Inc., a Delaware corporation, each of the Group Companies identified on the signature pages thereto, and each of the Selling Subsidiaries identified on the signature pages thereto.

“Register” has the meaning set forth in Section 9.04.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Replacement Indenture” means any agreement or indenture governing any refinancing or replacement of any of the 2016 Indenture or the 2017 Indenture, or any supplement to any of the foregoing to the extent such refinancing, replacement or supplement is permitted in accordance with the terms of Section 6.01(h).

“Replacement Notes Documents” means, with respect to any Replacement Indenture, such Replacement Indenture, the Replacement Notes issued thereunder, and any notes, agreements, indentures or other documents relating thereto or executed in connection therewith.

“Replacement Notes” means the notes issued under any Replacement Indenture.

“Report” means reports prepared by the Administrative Agent or another Person showing the results of appraisals, field examinations or audits pertaining to the assets of any Borrowing Base Contributor from information furnished by or on behalf of any of the Borrowing Base Contributors, after the Administrative Agent has exercised its rights of inspection pursuant to this Agreement, which Reports may be distributed to the Lenders by the Administrative Agent.

“Required Lenders” means, at any time, Lenders having Credit Exposure and unused Commitments representing at least 50.1% of the sum of the total Credit Exposure and unused Commitments at such time.

“Requirement of Law” means, as to any Person, the Certificate of Incorporation and By-Laws or other organizational or governing documents (including, without limitation, the Memorandum and Articles of Association) of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Reserves” means any and all reserves which the Collateral Agent deems necessary, in its Permitted Discretion, to maintain (including, without limitation, Aquaterra Pension Reserves, reserves for accrued and unpaid interest on the Secured Obligations, Banking Services Reserves to the extent relating to Secured Obligations, reserves for Swap Agreement Obligations to the extent relating to Secured Obligations, reserves for rent at locations leased by any Loan Party and for consignee’s, warehousemen’s, mortgagees’ and bailee’s charges to the extent any such location houses Eligible Inventory or Eligible Equipment, reserves for dilution of Accounts, reserves for Inventory shrinkage, reserves for customs charges and shipping charges related to any Inventory in transit, reserves for contingent liabilities of any Loan Party, reserves for uninsured losses of any Loan Party, reserves for the prescribed part of any property of any Borrowing Base Contributor organized under the laws of England and Wales that would be made available for the satisfaction of its unsecured liabilities pursuant to Section 176A of the Insolvency Act 1986 together with its liabilities which constitute preferential debts pursuant to Section 386 of the Insolvency Act 1986 and for these purposes the Collateral Agent may make a good faith estimate of such amounts, and an amount estimated in good faith by the Collateral Agent (acting reasonably) as being necessary to reflect third party claims against Inventory of any Borrowing Base Contributor organized under the laws of England and Wales ranking or which may rank pari passu with or prior to the claims of the Lenders under the Loan Documents, including without limitation claims of unpaid suppliers, reserves for amounts owed to Farm Products Sellers and reserves for taxes, fees, assessments, and other governmental charges and Prior Claims) with respect to the Collateral or any Loan Party.

“Restatement Agreement” means that certain Second Amendment and Restatement Agreement, dated as of January 30, 2018, among the Loan Parties party thereto, the Lenders party thereto, the Administrative Agent, the Administrative Collateral Agent, and the other parties party thereto.

“Restatement Effective Date” has the meaning assigned to such term in the Restatement Agreement.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Company or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests in the Company or any option, warrant or other right to acquire any such Equity Interests in the Company.

“Restricted Subsidiaries” means all Subsidiaries of the Company that are not Unrestricted Subsidiaries and “Restricted Subsidiary” means any one of such entities.

“Revolving Exposure” means, with respect to any Lender at any time, the sum of (a) the outstanding principal amount of such Lender’s Revolving Loans, its LC Exposure and its Swingline Exposure at such time, plus (b) an amount equal to its Applicable Percentage of the aggregate principal amount of Protective Advances outstanding at such time, plus (c) an amount equal to its Applicable Percentage of the aggregate principal amount of Overadvances outstanding at such time.

“Revolving Loan” means a Loan made pursuant to Section 2.01.

“S&D Coffee” has the meaning assigned to such term in the preamble hereto.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc.

“Sanctioned Country” means a country or territory which is at any time subject to or the target of Sanctions.

“Sanctioned Person” means, at any time, (a) a Person listed on a Sanctions List, (b) any Person operating, organized or resident in a Sanctioned Country, or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b).

“Sanctions” means:

(a) economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (i) the U.S. government and administered by OFAC, (ii) the United Nations Security Council, (iii) the European Union, (iv) the government of the United Kingdom, (v) Switzerland (e.g., the State Secretariat for Economic Affairs of Switzerland and/or the Directorate of Public International Law) or (vi) the Canadian government pursuant to, or as described in, any applicable Canadian Economic Sanctions and Export Control Laws; and

(b) economic or financial sanctions imposed, administered or enforced from time to time by (i) the U.S. State Department, the U.S. Department of Commerce or the U.S. Department of the Treasury, (ii) Canada) or (iii) Her Majesty’s Treasury of the United Kingdom, any other department, institution or agency of the government of the United Kingdom, or other relevant sanctions authority.

“Sanctions List” means any of the lists of specifically designated nationals or designated persons or entities (or equivalent) held by the U.S. government and administered by OFAC, the U.S. State Department, the U.S. Department of Commerce or the U.S. Department of the Treasury or the United Nations Security Council or any similar list maintained by the European Union, any other EU Member State, Switzerland, the State Secretariat for Economic Affairs of Switzerland and/or the Directorate of Public International Law, the United Kingdom, Her Majesty’s Treasury of the government of the United Kingdom, the Canadian government pursuant to, or as described in, any applicable Canadian Economic Sanctions and Export Control Laws, or any other government entity, department, institution or agency of the U.S., the United Kingdom or Canada, in each case as the same may be amended, supplemented or substituted from time to time.

“SEC” means the Securities and Exchange Commission of the U.S.

“Secured Obligations” means all Obligations, together with all (i) Banking Services Obligations and (ii) Swap Agreement Obligations owing to one or more Lenders or their respective Affiliates; provided that (w) Banking Services Obligations in respect of Banking Services provided by JPMCB or its Affiliates shall constitute Secured Obligations entitled to the benefits of the Collateral Documents without any further action on the part of any Person, (x) Banking Services Obligations in respect of Banking Services provided by any other Lender or its Affiliates shall constitute Secured Obligations upon delivery of a notice signed by the applicable Lender or its Affiliate and the Borrower Representative designating such Banking Services Obligations as Secured Obligations entitled to the benefits of the Collateral Documents, (y) Swap Agreement Obligations with respect to Swap Agreements in which JPMCB or its Affiliate is the counterparty shall constitute Secured Obligations entitled to the benefit of the Collateral Documents without any further action on the part of any Person, and (z) Swap Agreement Obligations with respect to Swap Agreements in which any other Lender or its Affiliate is a counterparty shall be Secured Obligations if on or before the thirtieth day after any transaction relating to such Swap Agreement Obligation is executed the Lender party thereto or its Affiliate (other than JPMCB and its Affiliates) shall have delivered written notice to the Administrative Agent that such a transaction has been entered into and that it constitutes a Secured Obligation entitled to the benefits of the Collateral Documents; provided, however, that the definition of “Secured Obligations” shall not create any guarantee by any Loan Guarantor of (or grant of security interest by any Loan Guarantor to support, as applicable) any Excluded Swap Obligations of such Loan Guarantor for purposes of determining any obligations of any Loan Guarantor.

“Secured Parties” means, collectively, the Administrative Agent, the Swingline Lenders, the Issuing Banks, the Collateral Agent, the UK Security Trustee, each Lender, each other holder of any Secured Obligations (including any Affiliate of a Lender that holds Banking Services Obligations or Swap Agreement Obligations), and each co-agent or sub-agent appointed by the Administrative Agent pursuant to Article VIII.

“Security Agreement” means, as the context may require, any U.S. Security Agreement, any Canadian Security Agreement, any Dutch Security Agreement, any Quebec Security Documents, any UK Security Agreement, any Luxembourg Security Agreement, and/or any Swiss Security Agreement.

“Settlement” has the meaning assigned to such term in Section 2.05(d).

“Settlement Date” has the meaning assigned to such term in Section 2.05(d).

“Specified Contract Receivables” means Accounts (a) owing from Account Debtors that contract with a Borrowing Base Contributor and that are billed by such Borrowing Base Contributor for the services to produce specified products for that customer rather than the goods resulting from such services, and which contracts include specific manufacturing instructions rather than just an order for goods, (b) that are billed by such Borrowing Base Contributor at the time production is complete even though the resulting goods may be delivered to the Account Debtor or a third party at a later date, and (c) that, but for the delayed delivery of the product to the Account Debtor or a third party, would meet the criteria for Eligible Accounts.

“Specified Default” means any event or condition (x) which constitutes an Event of Default or (y) which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default under clauses (a), (b), (h), (i) or (j) of Article VII.

“Specified Foreign Currencies” has the meaning assigned to such term in Section 2.01.

“Specified Foreign Currency Funding Capacity” means, at any date of determination, for any Lender, the ability of such Lender to fund Revolving Loans denominated in a Specified Foreign Currency, as set forth in the records of the Administrative Agent as notified in writing by such Lender to the Administrative Agent within three (3) Business Days of such Lender becoming a Lender hereunder.

“Specified Foreign Currency Loan” has the meaning assigned to such term in Section 12.01(a).

“Specified Foreign Currency Participation” has the meaning assigned to such term in Section 12.01(a).

“Specified Foreign Currency Participation Fee” has the meaning assigned to such term in Section 12.06.

“Specified Foreign Currency Participation Settlement” has the meaning assigned to such term in Section 12.02(i).

“Specified Foreign Currency Participation Settlement Amount” has the meaning assigned to such term in Section 12.02(ii).

“Specified Foreign Currency Participation Settlement Date” has the meaning assigned to such term in Section 12.02(i).

“Specified Foreign Currency Participation Settlement Period” has the meaning assigned to such term in Section 12.02(i).

“Spot Selling Rate” means, on any date of determination, the spot selling rate determined by the Administrative Agent which shall be the spot selling rate posted by Reuters on its website for the sale of the applicable currency for dollars at approximately noon, New York City time, on the prior Business Day; provided that if, at the time of any such determination, for any reason, no such spot rate is being quoted, at the spot exchange rate therefor as determined by the Administrative Agent, in each case as of noon, New York City time on such date of determination thereof.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject with respect to the Adjusted LIBO Rate, for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Sterling” or “£” refers to the lawful currency of the United Kingdom.

“Subordinated Indebtedness” shall mean any Indebtedness that is by its terms subordinated in right of payment to the Obligations; provided that Indebtedness shall not be deemed subordinated in right of payment solely on account of being unsecured or being secured with greater or lower priority.

“subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held.

“Subsidiary” means any direct or indirect subsidiary of the Company or a Loan Party, as applicable.

“Supermajority Lenders” means, at any time, Lenders having Revolving Exposure and unused Commitments representing at least 75% of the sum of the total Revolving Exposure and unused Commitments at such time.

“Swap Agreement” means any agreement with respect to (i) the purchase of any commodity (including, without limitation, resin) used or consumed in the ordinary course of the Company’s business (including any commodity sold by the Company or any of its Subsidiaries directly to a vendor solely for the purpose of being used or consumed to manufacture products of the Company or any of its Subsidiaries in the ordinary course of such vendor’s business), in each case by any Loan Party from any Lender or any Affiliate of a Lender, (A) in the case of JPMCB or any of its Affiliates, without any further action on the part of any Person and (B) in the case of any other Lender or any of its Affiliates, upon delivery to the Administrative Agent of a notice signed by the applicable Lender or its Affiliate and the Borrower Representative designating the obligations under such agreement as Secured Obligations entitled to the benefits of the Collateral Documents and (ii) any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions, in each case entered into by any Loan Party with any Lender or any Affiliate of a Lender, (A) in the case of JPMCB or any of its Affiliates, without any further action on the part of any Person and (B) in the case of any other Lender or any of its Affiliates, upon delivery to the Administrative Agent of a notice signed by the applicable Lender or its Affiliate and the Borrower

Representative designating the obligations under such agreement as Secured Obligations entitled to the benefits of the Collateral Documents; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrowers or the Subsidiaries shall be a Swap Agreement.

“Swap Agreement Obligations” of a Person means any and all obligations of such Person, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (a) any and all Swap Agreements, and (b) any and all cancellations, buy backs, reversals, terminations or assignments of any Swap Agreement transaction.

“Swap Obligation” means, with respect to any Loan Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act or any rules or regulations promulgated thereunder.

“Swap Termination Value” means, in respect of any one or more Swap Agreements, after taking into account the effect of any valid netting agreement relating to such Swap Agreements, (a) for any date on or after the date such Swap Agreements have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Agreements, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Agreements (which may include a Lender or any Affiliate of a Lender).

“Swingline Exposure” shall mean, at any time, the sum of the aggregate undrawn amount of all outstanding Swingline Loans at such time. The Swingline Exposure of any Lender at any time shall be its Commitment Percentage of the total Swingline Exposure at such time.

“Swingline Lender” means the Canadian Swingline Lender, the European Swingline Lender and/or the U.S. Swingline Lender, as applicable.

“Swingline Loan” means a U.S. Swingline Loan, a Canadian Swingline Loan, and/or a European Swingline Loan, as the context may require.

“Swiss Account Pledge Agreement” means that certain bank account pledge agreement, dated November 11, 2016 among Cott Switzerland GmbH and the Administrative Collateral Agent, acting for itself and as direct representative (direkter Stellvertreter) in the name and for the account of the other Secured Parties and as creditor of the Parallel Liability, as amended, restated, supplemented or otherwise modified from time to time.

“Swiss Federal Tax Administration” means the tax authorities referred to in article 34 of the Swiss Withholding Tax Act.

“Swiss Loan Guarantor” means any Loan Guarantor incorporated in Switzerland and/or having its registered office in Switzerland and/or qualifying as a Swiss resident pursuant to art 9 of the Swiss Withholding Tax Act.

“Swiss Quota Pledge Agreement” means that certain pledge agreement dated as of the Restatement Effective Date among Cott Retail Brands Limited and the Administrative Collateral Agent, acting for itself and as direct representative (direkter Stellvertreter) in the name and for the account of the other Secured Parties and as creditor of the Parallel Liability, as amended, restated, supplemented or otherwise modified from time to time.

“Swiss Security Agreement” means (i) the Swiss Quota Pledge Agreement, (ii) the Swiss Account Pledge Agreement, and (iii) any other pledge or security agreement governed by the laws of Switzerland and entered into by any Loan Party (or Restricted Subsidiary that becomes a Loan Party) on, prior to, or after the Restatement Effective Date, as required by this Agreement or any other Loan Document for the purpose of creating a Lien on the property of any such Person that is (a) organized in Switzerland or (b) has property located in Switzerland, in each case as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Swiss Withholding Tax” means taxes imposed under the Swiss Withholding Tax Act.

“Swiss Withholding Tax Act” means the Swiss Federal Act on the Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time.

“TARGET” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes interlinked national real time gross settlement systems and the European Central Bank’s payment mechanism and which began operations on January 4, 1999.

“TARGET Day” means (a) until such time as TARGET is permanently closed down and ceases operations, any day on which both TARGET and TARGET2 are open for settlement of payments in Euro; and (b) following such time as TARGET is permanently closed down and ceases operations, any day on which TARGET2 is open for settlement of payments in Euro.

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on November 19, 2007.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Tax Confirmation” means a confirmation by a Lender to any UK Co-Borrower that the person beneficially entitled to interest payable to that Lender in respect of an advance hereunder is either:

(i) a company resident in the United Kingdom for United Kingdom tax purposes;

(ii) a partnership each member of which is:

(1) a company so resident in the United Kingdom; or

(2) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits within the meaning of section 19 of the UK Corporation Tax Act 2009~~)~~ the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the UK Corporation Tax Act 2009 ; or

(iii) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the UK Corporation Tax Act 2009) of that company.

“Term Loan Collateral Proceeds Account” means one or more deposit accounts or securities accounts established or maintained by any Loan Party for the sole purpose of holding the proceeds of any sale or other disposition of any Term Priority Collateral that are required to be deposited in such account or accounts pursuant to the terms of the 2020 Term Loan Credit Documents.

“Term Priority Collateral” shall have the meaning set forth in the 2020 ABL/TL Intercreditor Agreement.

“Test Period” means at any time, the four consecutive fiscal quarters of the Company then last ended (in each case taken as one accounting period) for which financial statements have been or are required to have been delivered pursuant to Section 5.01(a) or Section 5.01(b).

“Transactions” means the execution, delivery and performance by the Loan Parties of the Restatement Agreement, the First Amendment Agreement, the performance by the Loan Parties of this Agreement, the borrowing of Loans and other credit extensions, and the issuance of Letters of Credit hereunder.

“Treaty Lender” means a Lender which:

(a) is treated as a resident of a Treaty State for the purposes of the Treaty;

(b) does not carry on a business in the jurisdiction in which the applicable Borrower is located through a permanent establishment with which that Lender’s participation in the Loan is effectively connected; and

(c) fulfills any conditions which must be fulfilled under the relevant double taxation agreement to obtain full exemption from tax imposed by the United Kingdom on interest which relate to the Lender (assuming for this purpose that all necessary procedural formalities have been completed).

“Treaty State” means a jurisdiction having a double taxation agreement (a “Treaty”) with the jurisdiction in which the relevant Borrower is located which makes provision for full exemption from the imposition of any withholding or deduction for or on account of tax imposed by such Borrower’s jurisdiction on interest.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate, the Alternate Base Rate, the CDOR Rate, the Canadian Prime Rate or the Overnight LIBO Rate.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the issue of perfection of security interests.

“UK Co-Borrowers” means (a) Aimia and (b) each Subsidiary of the Company organized under the laws of England and Wales that becomes a Borrower in accordance with Section 5.13(e).

“UK Group” means any Subsidiary of the Company that is incorporated in England, Wales, Scotland or Northern Ireland.

“UK Pension Scheme” means the Cott Beverages Limited Retirement & Death Benefits Scheme and the Cooke Bros (Tattenhall) Limited 1982 Retirement Benefits Scheme.

“UK Qualifying Lender” means a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance to any UK Co-Borrower hereunder, gives a Tax Confirmation where the Lender falls within one of the categories in sub-paragraph (2) to the UK Co-Borrowers and is:

~~1~~(a) a Lender which is a bank (as is defined for the purpose of section 879 of the UK Income Tax Act 2007) making an advance hereunder or in respect of an advance made by a Person that was a bank (as so defined) at the time the advance was made and which is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or would be within such charge as respects such payment apart from section 18A of the Corporation Tax Act 2009;

~~2~~(b) a Lender which is:

(i) a company resident in the United Kingdom for United Kingdom tax purposes;

(ii) a partnership each member of which is:

(x)	a company so resident in the United Kingdom; or

(y)

a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which is required to bring into account in computing its chargeable profits (within the meaning of section 19 of the UK Corporation Tax Act 2009) the whole of any share of interest payable in respect of that advance that falls to it by reason of part 117 of the UK Corporation Tax Act 2009;

(iii) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account that interest payable in respect of that advance in computing the chargeable profits (for the purposes of section 19 of the UK Corporation Tax Act 2009) of that company; or

~~3~~(c) a Treaty Lender.

“UK Security Agreement” means (a) that certain Debenture dated as of August 17, 2010, between Cott Beverages Limited, the other Loan Parties party thereto, and the UK Security Trustee, as amended, restated, supplemented or otherwise modified from time to time, (b) that certain Debenture dated as of August 3, 2016, between Cott Beverages Limited, the other Loan Parties party thereto, and the UK Security Trustee, as amended, restated, supplemented or otherwise modified from time to time, and (c) any other debenture, deed, pledge or security agreement or other similar document governed by the laws of England and Wales or Scotland entered into by any Loan Party (or Restricted Subsidiary that becomes a Loan Party) on, prior to, or after the Restatement Effective Date, as required by this Agreement or any other Loan Document for the purpose of creating a Lien on the property of any such Person that is (i) organized in the United Kingdom or (ii) has property located in the United Kingdom, in each case as the same may be amended, restated, supplemented or otherwise modified from time to time.

“UK Security Trustee” means JPMorgan Chase Bank, N.A., London Branch, in its capacity as security trustee for itself, the Administrative Agent, the Issuing Banks and the Lenders.

“Unfinanced Capital Expenditures” means, for any period, Capital Expenditures made during such period which are not financed from the proceeds of any Indebtedness (other than the Loans; it being understood and agreed that, to the extent any Capital Expenditures are financed with Loans, such Capital Expenditures shall be deemed Unfinanced Capital Expenditures).

“United States” and “U.S.” mean the United States of America.

“Unliquidated Obligations” means, at any time, any Secured Obligations (or portion thereof) that are contingent in nature or unliquidated at such time, including any Secured Obligation that is: (i) an obligation to reimburse a bank for drawings not yet made under a letter of credit issued by it; (ii) any other obligation (including any guarantee) that is contingent in nature at such time; or (iii) an obligation to provide collateral to secure any of the foregoing types of obligations.

“Unrestricted Subsidiary” means any Subsidiary of the Company designated as an Unrestricted Subsidiary pursuant to Section 5.14. The Unrestricted Subsidiaries as of the Restatement Effective Date are listed on Schedule 1.01(b).

“U.S. Co-Borrowers” means (a) Cott Holdings, DS Services, and S&D Coffee, and (b) each Subsidiary of the Company organized under the laws of any State of the United States or the District of Columbia that becomes a Borrower in accordance with Section 5.13(e).

“U.S. Group” means the U.S. Co-Borrowers and their respective Subsidiaries.

“U.S. Issuing Bank” means each of JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, and up to two other Lenders designated by Cott Holdings with the consent of such Lender to serve as U.S. Issuing Bank hereunder in a written notice to the Administrative Agent, each in its capacity of the issuer of Letters of Credit for the account of a U.S. Co-Borrower, and its successors in such capacity as provided in Section 2.06(i). Any U.S. Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such U.S. Issuing Bank, in which case the term “U.S. Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“U.S. Letter of Credit Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit issued by a U.S. Issuing Bank at such time for the account of a U.S. Co-Borrower plus (b) the aggregate amount of all LC Disbursements of any U.S. Issuing Bank that have not yet been reimbursed by or on behalf of a U.S. Co-Borrower at such time. The U.S. Letter of Credit Exposure of any Lender at any time shall be its Applicable Percentage of the total U.S. Letter of Credit Exposure at such time.

“U.S. Overadvance” means an Overadvance made to or for the account of a U.S. Co-Borrower.

“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“U.S. Protective Advance” means a Protective Advance made to or for the account of a U.S. Co-Borrower.

“U.S. Revolving Exposure” means, with respect to any Lender at any time, the sum of (a) the outstanding principal amount of such Lender’s U.S. Revolving Loans and its U.S. Letter of Credit Exposure and an amount equal to its Applicable Percentage of the aggregate principal amount of U.S. Swingline Loans outstanding at such time, plus (b) an amount equal to its Applicable Percentage of the aggregate principal amount of U.S. Overadvances outstanding at such time.

“U.S. Revolving Loan” means a Revolving Loan made to a U.S. Co-Borrower.

“U.S. Security Agreement” means that certain U.S. Pledge and Security Agreement, dated as of August 17, 2010, between the Loan Parties party thereto and the Administrative Collateral Agent, for the benefit of the Administrative Agent, the Collateral Agent and the Lenders, as amended, restated, supplemented or otherwise modified from time to time, and any other pledge or security agreement or other similar document governed by the laws of the United States, any state thereof or the District of Columbia, entered into by any Loan Party (or Restricted Subsidiary that becomes a Loan Party) on, prior to, or after the Restatement Effective Date, as required by this Agreement or any other Loan Document for the purpose of creating a Lien on the property of any such Person that is (a) organized in the United States, any state thereof or the District of Columbia or (b) has property located in the United States, in each case as the same may be amended, restated, supplemented or otherwise modified from time to time.

“U.S. Swingline Lender” means JPMorgan Chase Bank, N.A., in its capacity as lender of U.S. Swingline Loans hereunder.

“U.S. Swingline Loan” has the meaning assigned to such term in Section 2.05(a)(i).

“U.S. Tax Compliance Certificate” has the meaning assigned to such term in Section 2.17(h)(ii)(B)(3).

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

“VAT” means (a) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112), and (b) any other tax of a nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, imposed elsewhere.

“Water Group” means DS Services and DS Customer Care LLC, a Delaware limited liability company.

“Water Secured Notes” means the $350,000,000 in original principal amount of DS Services of America, Inc. 10% Senior Secured Notes due 2021 ~~issues~~issued under that certain Indenture, dated as of August 30, 2013, among DS Services of America, Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee and collateral agent, as amended prior to the Restatement Effective Date.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

Section 1.02 Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Revolving Loan”) or by Type (e.g., a “Eurodollar Loan”) or by Class and Type (e.g., a “Eurodollar Revolving Loan”). Borrowings also may be classified and referred to by Class (e.g., a “Revolving Borrowing”) or by Type (e.g., a “Eurodollar Borrowing”) or by Class and Type (e.g., a “Eurodollar Revolving Borrowing”).

Section 1.03 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to, and in compliance with, any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. Any reference herein to a merger, transfer, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a division of or by a Person, or an allocation of assets to a series of a Person (or the unwinding of such a division or allocation), as if it were a merger, transfer, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, as applicable, to, of or with a separate Person. Any division of a Person shall constitute a separate Person hereunder (and each division of any Person that is a Subsidiary, joint venture or any other like term shall also constitute such a Person or entity).

Section 1.04 Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Borrower Representative notifies the Administrative Agent that the Borrowers request an amendment to any provision hereof to eliminate the effect of any change occurring after the Restatement Effective Date in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower Representative that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding the foregoing, all financial statements delivered hereunder shall be prepared, and all financial covenants contained herein shall be calculated, without giving effect to any election under the Statement of Financial Accounting Standards Codification 825-10-25 (previously referred to as Statement of Financial Accounting Standards No. 159), or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect, permitting or requiring a Person to value its financial liabilities or Indebtedness at the fair value thereof.

Section 1.05 Currency Translations.

(a) For purposes of this Agreement and the other Loan Documents, where the permissibility of a transaction or determinations of required actions or circumstances depend upon compliance with, or are determined by reference to, amounts stated in dollars, such amounts shall be deemed to refer to dollars or Dollar Equivalents and any requisite currency translation shall be based on the Spot Selling Rate and the permissibility of actions taken under Article VI shall not be affected by subsequent fluctuations in exchange rates (provided that if Indebtedness is incurred to refinance or renew other Indebtedness, and such refinancing or renewal would cause the applicable dollar denominated limitation to be exceeded if calculated at the Spot Selling Rate, such dollar denominated restriction shall be deemed not to have been exceeded so long as (x) such refinancing or renewal Indebtedness is denominated in the same currency as such Indebtedness being refinanced or renewed and (y) the principal amount of such refinancing or renewal Indebtedness does not exceed the principal amount of such Indebtedness being refinanced or renewed except as permitted under Section 6.01). For purposes of all determinations of Aggregate Availability, Aggregate Borrowing Base, Aggregate Credit Exposure, Available Commitments, Borrowing Bases, Canadian Letter of Credit Exposure, Canadian Revolving Exposure, Canadian Sublimit, Commitments, Credit Exposure, LC Exposure, Revolving Exposure, Required Lenders, Supermajority Lenders, European Letter of Credit Exposure, European Revolving Exposure, European Sublimit, U.S. Letter of Credit Exposure and U.S. Revolving Exposure (and the components of each of them), any amount in any currency other than dollars shall be deemed to refer to dollars or Dollar Equivalents and any requisite currency translation shall be based on the Spot Selling Rate. For purposes of all calculations and determinations hereunder, and all certificates delivered hereunder, including each Aggregate Borrowing Base Certificate and each Borrowing Base Certificate, all amounts represented by such terms shall be expressed in dollars or Dollar Equivalents.

Section 1.06 Certificates. Except as otherwise expressly provided herein, all certificates required to be delivered by a Financial Officer or other officer of any Loan Party may be delivered by a Financial Officer or other officer, as applicable, of such Loan Party on behalf of such Loan Party and not in such officer’s individual capacity.

ARTICLE II

THE CREDITS

Section 2.01 Commitments. Subject to the terms and conditions set forth herein, each Lender agrees to make Revolving Loans to (w) the Canadian Co-Borrowers, on a joint and several basis, in dollars or Canadian Dollars from time to time during the Availability Period, (x) the Dutch Co-Borrowers, on a joint and several basis, in dollars or Euros from time to time during the Availability Period, (y) the U.S. Co-Borrowers, on a joint and several basis, in dollars from time to time during the Availability Period and (z) the UK Co-Borrowers, on a joint and several basis, in Euros, Sterling or dollars from time to time during the Availability Period, in an aggregate principal amount for all Revolving Loans to all Borrowers that will not result in (i) such Lender’s Revolving Exposure exceeding such Lender’s Commitment, (ii) the aggregate Revolving Exposure of all Lenders exceeding the lesser of (x) the sum of the total Commitments of all Lenders or (y) the Aggregate Borrowing Base, (iii) the sum of the Canadian Revolving Loans plus Canadian Letter of Credit Exposure, plus Canadian Swingline Loans exceeding the Canadian Sublimit (iv) the sum of the European Revolving Loans, plus European Letter of Credit Exposure plus European Swingline Loans exceeding the European Sublimit, subject, in each case, to the Administrative Agent’s authority, in its sole discretion, to make Protective Advances and Overadvances pursuant to the terms of Sections 2.04 and 2.05. Within the foregoing limits and subject to the terms and conditions set forth herein, the Canadian Co-Borrowers, the Dutch Co-Borrowers, the UK Co-Borrowers and the U.S. Co-Borrowers may borrow, prepay and reborrow Revolving Loans. Subject to, and to the extent provided in, Article XII, Revolving Loans denominated in Euros, Sterling or Canadian Dollars (the “Specified Foreign Currencies”) that are required to be made by a Lender pursuant to this Section 2.01 shall instead be made by JPMCB or its Affiliates and purchased and settled by such Participating Specified Foreign Currency Lender in accordance with Article XII.

Section 2.02 Loans and Borrowings.

(a) Each Loan (other than a Swingline Loan) shall be made as part of a Borrowing consisting of Loans of the same Class and Type made by the Lenders ratably in accordance with their respective Commitments of the applicable Class. Any Protective Advance, any Overadvance and any Swingline Loan shall be made in accordance with the procedures set forth in Sections 2.04 and 2.05.

(b) Subject to Section 2.14, each Revolving Borrowing denominated in dollars (other than Revolving Borrowings denominated in dollars requested by or on behalf of a UK Co-Borrower or a Dutch Co-Borrower) shall be comprised entirely of ABR Loans or Eurodollar Loans as the Borrower Representative (or the applicable Borrower) may request in accordance herewith, each Revolving Borrowing denominated in Canadian Dollars shall be comprised entirely of Canadian Prime Loans or CDOR Loans as the Borrower Representative (or the applicable Borrower) may request in accordance herewith, each Revolving Borrowing denominated in Euros or Sterling shall be comprised entirely of Eurodollar Loans and each Revolving Borrowing denominated in dollars requested by or on behalf of a UK Co-Borrower or a Dutch Co-Borrower shall be comprised entirely of Eurodollar Loans. Each U.S. Swingline Loan shall be an ABR Loan, each Canadian Swingline Loan in Canadian Dollars shall be a Canadian Prime Loan, each Canadian Swingline Loan in dollars shall be an ABR Loan and each European Swingline Loan shall be an Overnight LIBO Loan. Each Lender at its option may make any Eurodollar Loan to a U.S. Co-Borrower or any Loan to a Canadian Co-Borrower, a Dutch Co-Borrower or a UK Co-Borrower by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrowers to repay any such Loan in accordance with the terms of this Agreement.

(c) At the commencement of each Interest Period for any Eurodollar Revolving Borrowing, or CDOR Revolving Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000. ABR Revolving Borrowings and Canadian Prime Revolving Borrowings may be in any amount. Borrowings of more than one Type and Class may be outstanding at the same time; provided that there shall not at any time be more than a total of 10 Eurodollar Borrowings and CDOR Borrowings in the aggregate.

(d) Notwithstanding any other provision of this Agreement, neither the Borrower Representative nor any Borrower shall be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

(e) Each Loan to the U.S. Co-Borrowers shall be made in dollars, each Loan to the Canadian Co-Borrowers shall be made in dollars or Canadian Dollars, each Loan to the Dutch Co-Borrowers shall be made in dollars or Euros, and each Loan to the UK Co-Borrowers shall be made in dollars, Euros or Sterling.

Section 2.03 Requests for Revolving Borrowings. To request a Revolving Borrowing, the Borrower Representative (or the applicable Borrower) shall notify the Disbursement Agent of such request either in writing (delivered by hand or facsimile or, in the case of notices to the Disbursement Agent with respect to Canadian Revolving Loans or U.S. Revolving Loans, transmission of a pdf file containing an executed copy of the Borrowing Request) in a form approved by the Disbursement Agent and signed by the Borrower Representative (or the applicable Borrower) or by telephone in accordance with the following provisions of this Section 2.03:

(a) in the case of a Loan to a Dutch Co-Borrower or a UK Co-Borrower that is a Eurodollar Borrowing, not later than 1:00 p.m., Local Time, three Business Days before the date of the proposed Borrowing;

(b) in the case of a Loan to a Canadian Co-Borrower denominated in Canadian Dollars (i) that is a Canadian Prime Borrowing, not later than 11:00 a.m., Local Time, on the date of the proposed Borrowing and (ii) that is a CDOR Borrowing, not later than 10:00 a.m., Local Time, three Business Days before the date of the proposed Borrowing;

(c) in the case of a Loan to a Canadian Co-Borrower denominated in dollars (i) that is an ABR Borrowing, not later than 11:00 a.m., Local Time, on the date of the proposed Borrowing and (ii) that is a Eurodollar Borrowing, not later than 10:00 a.m., Local Time, three Business Days before the date of the proposed Borrowing; and

(d) in the case of a Loan to a U.S. Co-Borrower (i) that is an ABR Borrowing, not later than 11:00 a.m., Local Time, on the date of the proposed Borrowing and (ii) that is a Eurodollar Borrowing, not later than 11:00 a.m., Local Time, three Business Days before the date of the proposed Borrowing.

Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery or facsimile (or, in the case of notices to the Disbursement Agent with respect to Canadian Revolving Loans or U.S. Revolving Loans, transmission of a pdf file to the Disbursement Agent containing an executed copy of the Borrowing Request) of a written Borrowing Request in a form approved by the Disbursement Agent and signed by the Borrower Representative. Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.01:

(i) the name of the applicable Borrower;

(ii) the aggregate amount of the requested Borrowing and a breakdown of the separate wires comprising such Borrowing;

(iii) the date of such Borrowing, which shall be a Business Day;

(iv) in the case of a Borrowing requested on behalf of a Canadian Co-Borrower, a Dutch Co-Borrower or a UK Co-Borrower, the currency of the requested Borrowing;

(v) whether such Borrowing is to be an ABR Borrowing, a Canadian Prime Borrowing, a Eurodollar Borrowing or a CDOR Borrowing; and

(vi) in the case of a Eurodollar Borrowing or a CDOR Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period.”

If no election as to the Type of Revolving Borrowing is specified, then (i) a Revolving Borrowing requested in dollars (other a Revolving Borrowing requested by or on behalf of a UK Co-Borrower or a Dutch Co-Borrower) shall be an ABR Borrowing, (ii) a Revolving Borrowing requested in Canadian Dollars shall be a Canadian Prime Borrowing and (iii) a Revolving Borrowing requested in Euros or Sterling and a Revolving Borrowing requested in dollars by or on behalf of a Dutch Co-Borrower or a UK Co-Borrower shall be a Eurodollar Borrowing with an Interest Period of one month. If no Interest Period is specified with respect to any requested Eurodollar Revolving Borrowing or CDOR Revolving Borrowing, then the applicable Borrower(s) shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Disbursement Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

Section 2.04 Protective Advances.

(a) Subject to the limitations set forth below, the Administrative Agent is authorized by the Borrowers and the Lenders, from time to time in the Administrative Agent’s sole discretion (but shall have absolutely no obligation to), to make (or authorize the Disbursement Agent to make) Loans to the U.S. Co-Borrowers, jointly and severally, in dollars, to the Canadian Co-Borrowers, jointly and severally, in dollars or Canadian Dollars, to the Dutch Co-Borrowers, jointly and severally, in dollars or Euros, and to the UK Co-Borrowers, jointly and severally, in dollars, Euros or Sterling, on behalf of all Lenders, which the Collateral Agent, in its Permitted Discretion, deems necessary or desirable (i) to preserve or protect the Collateral, or any portion thereof, (ii) to enhance the likelihood of, or maximize the amount of, repayment of the Loans and other Obligations, or (iii) to pay any other amount chargeable to or required to be paid by the Borrowers or any of them pursuant to the terms of this Agreement, including payments of reimbursable expenses (including costs, fees, and expenses as described in Section 9.03) and other sums payable under the Loan Documents (any of such Loans are herein referred to as “Protective Advances”); provided that, the aggregate amount of Protective Advances outstanding at any time, together with the aggregate amount of Overadvances outstanding at such time, shall not exceed $8,000,000 (or the Dollar Equivalent thereof); provided further that, the aggregate amount of outstanding Protective Advances plus the aggregate Revolving Exposure shall not exceed the aggregate Commitments; provided further that Protective Advance shall be made only if a Specified Default or Event of Default has occurred and is continuing. Protective Advances may be made even if the conditions precedent set forth in Section 4.02 have not been satisfied. The Protective Advances shall be secured by the Liens in favor of the Administrative Collateral Agent and the UK Security Trustee in and to the Collateral and shall constitute Obligations hereunder. All Protective Advances denominated in dollars (other than Protective Advances to a UK Co-Borrower or a Dutch Co-Borrower) shall be ABR Borrowings, all Protective Advances denominated in Canadian Dollars shall be Canadian Prime Borrowings and all Protective Advances denominated in Euros or Sterling and all Protective Advances to a Dutch Co-Borrower or a UK Co-Borrower denominated in dollars shall be Overnight LIBO Borrowings. The Administrative Agent’s authorization to make Protective Advances may be revoked at any time by the Required Lenders. Any such revocation must be in writing and shall become effective prospectively upon the Administrative Agent’s receipt thereof. At any time that there is sufficient Aggregate Availability and the conditions precedent set forth in Section 4.02 have been satisfied, the Administrative Agent may (and, on at least a weekly basis when any Protective Advance is outstanding, shall) request the Lenders to make a Revolving Loan, in the currency in which the applicable Protective Advance was denominated, to repay a Protective Advance. At any other time the Administrative Agent may (and, on at least a weekly basis when any Protective Advance is outstanding, shall) require the Lenders to fund, in the currency in which the applicable Protective Advance was denominated, their risk participations described in Section 2.04(b).

(b) Upon the making of a Protective Advance by the Administrative Agent or by the Disbursement Agent in accordance with the terms hereof, each Lender shall be deemed, without further action by any party hereto, to have unconditionally and irrevocably purchased from the Administrative Agent or Disbursement Agent, as applicable, without recourse or warranty, an undivided interest and participation in such Protective Advance in proportion to its Applicable Percentage. From and after the date, if any, on which any Lender is required to fund its participation in any Protective Advance purchased hereunder, the Administrative Agent or Disbursement Agent, as applicable, shall promptly distribute to such Lender, such Lender’s Applicable Percentage of all payments of principal and interest and all proceeds of Collateral received by the Administrative Agent in respect of such Protective Advance.

Section 2.05 Swingline Loans and Overadvances.

(a) Swingline Loans Generally.

(i) The Disbursement Agent, the U.S. Swingline Lender and the Lenders agree that in order to facilitate the administration of this Agreement and the other Loan Documents, promptly after the Borrower Representative requests an ABR Borrowing on behalf of the U.S. Co-Borrowers (or Cott Holdings requests such Borrowing), the U.S. Swingline Lender may elect to have the terms of this Section 2.05(a)(i) apply to such Borrowing Request by advancing, on behalf of the Lenders and in the amount requested, same day funds to such U.S. Co-Borrower, on the applicable Borrowing date to the Funding Account(s) (each such Loan made solely by the U.S. Swingline Lender pursuant to this Section 2.05(a)(i) is referred to in this Agreement as a “U.S. Swingline Loan”), with settlement among them as to the U.S. Swingline Loans to take place on a periodic basis as set forth in Section 2.05(d). Each U.S. Swingline Loan shall be subject to all the terms and conditions applicable to other ABR Loans funded by the Lenders, except that all payments thereon shall be payable to the U.S. Swingline Lender solely for its own account. The aggregate amount of U.S. Swingline Loans outstanding at any time shall not exceed $8,000,000. The U.S. Swingline Lender shall not make any U.S. Swingline Loan if the requested U.S. Swingline Loan exceeds Aggregate Availability (before giving effect to such U.S. Swingline Loan). All U.S. Swingline Loans shall be ABR Borrowings.

(ii) The Disbursement Agent, the Canadian Swingline Lender and the Lenders agree that in order to facilitate the administration of this Agreement and the other Loan Documents, promptly after the Borrower Representative requests a Canadian Prime Borrowing or an ABR Borrowing on behalf of the Canadian Co-Borrowers (or Company requests such Borrowing), the Canadian Swingline Lender may elect to have the terms of this Section 2.05(a)(ii) apply to such Borrowing Request by advancing, on behalf of the Lenders and in the amount requested, same day funds to such Canadian Co-Borrower, on the applicable Borrowing date to the Funding Account(s) (each such Loan made solely by the Canadian Swingline Lender pursuant to this Section 2.05(a)(ii) is referred to in this Agreement as a “Canadian Swingline Loan”), with settlement among them as to the Canadian Swingline Loans to take place on a periodic basis as set forth in Section 2.05(d). Each Canadian Swingline Loan shall be subject to all the terms and conditions applicable to other Canadian Prime Loans or ABR Loans, as applicable, funded by the Lenders, except that all payments thereon shall be payable to the Canadian Swingline Lender solely for its own account. The aggregate amount of Canadian Swingline Loans outstanding at any time shall not exceed $5,000,000 or the Dollar Equivalent thereof. The Canadian Swingline Lender shall not make any Canadian Swingline Loan if (i) the requested Canadian Swingline Loan exceeds Aggregate Availability (before giving effect to such Canadian Swingline Loan) or (ii) the making of such Canadian Swingline Loan would result in the sum of total Canadian Revolving Loans, plus Canadian Letter of Credit Exposure, plus Canadian Swingline Loans exceeding the Canadian Sublimit. All Canadian Swingline Loans shall be Canadian Prime Borrowings or ABR Borrowings, as applicable.

(iii) The Disbursement Agent, the European Swingline Lender and the Lenders agree that (a) the Borrower Representative, a UK Co-Borrower or a Dutch Co-Borrower may request Overnight LIBO Borrowings denominated in dollars, Euros and Sterling pursuant to this Section 2.05(a)(iii) and (b) in order to facilitate the administration of this Agreement and the other Loan Documents, promptly after the Borrower Representative requests a Eurodollar Borrowing on behalf of a UK Co-Borrower or a Dutch Co-Borrower (or a UK Co-Borrower or Dutch Co-Borrower requests such borrowing),in each case, the European Swingline Lender may elect to have the terms of this Section 2.05(a)(iii) apply to such Borrowing Request by advancing, on behalf of the Lenders and in the amount requested, same day funds to such UK Co-Borrower or Dutch Co-Borrower, on the applicable Borrowing date to the Funding Account(s) (each such Loan made solely by the European Swingline Lender pursuant to this Section 2.05(a)(iii) is referred to in this Agreement as a “European Swingline Loan”), with settlement among them as to the European Swingline Loans to take place on a periodic basis as set forth in Section 2.05(d). Each European Swingline Loan shall be subject to all the terms and conditions applicable to other Eurodollar Loans funded by the Lenders, except that all payments thereon shall be payable to the European Swingline Lender solely for its own account and all European Swingline Loans shall be Overnight LIBO Borrowings. The aggregate amount of European Swingline Loans outstanding at any time shall not exceed $8,000,000 or the Dollar Equivalent thereof. The European Swingline Lender shall not make any European Swingline Loan if (i) the requested European Swingline Loan exceeds Aggregate Availability (before giving effect to such European Swingline Loan) or (ii) the making of such European Swingline Loan would result in the sum of total European Revolving Loans, plus European Letter of Credit Exposure, plus European Swingline Loans exceeding the European Sublimit.

(b) Any provision of this Agreement to the contrary notwithstanding, at the request of the Borrower Representative, the Disbursement Agent may in its sole discretion (but with absolutely no obligation), make U.S. Revolving Loans to the U.S. Co-Borrowers, jointly and severally, European Revolving Loans to the UK Co-Borrowers and the Dutch Co-Borrowers, jointly and severally, and Canadian Revolving Loans to the Canadian Co-Borrowers, jointly and severally, on behalf of the Lenders, in amounts that exceed Aggregate Availability (any such excess Revolving Loans are herein referred to collectively as “Overadvances”); provided that, no Overadvance shall result in a Default due to Borrowers’ failure to comply with Section 2.01 for so long as such Overadvance remains outstanding in accordance with the terms of this paragraph, but solely with respect to the amount of such Overadvance. In addition, Overadvances may be made even if the condition precedent set forth in Section 4.02(c) has not been satisfied. All Overadvances to the Canadian Co-Borrowers shall constitute Canadian Prime Borrowings or ABR Borrowings, as applicable, and Overadvances to the U.S. Co-Borrowers shall constitute ABR Borrowings. All Overadvances to the UK Co-Borrowers and the Dutch Co-Borrowers shall constitute Overnight LIBO Borrowings. The Disbursement Agent may not make any Overadvances hereunder to the extent that after giving effect thereto, the aggregate amount of Overadvances outstanding at such time, together with the aggregate amount of Protective Advances outstanding at such time, would exceed $8,000,000 (or the Dollar Equivalent thereof) at any time, no Overadvance may remain outstanding for more than thirty days and no Overadvance shall cause any Lender’s Revolving Exposure to exceed its Commitment; provided that, the Required Lenders may at any time revoke the Disbursement Agent’s authorization to make Overadvances. Any such revocation must be in writing and shall become effective prospectively upon the Disbursement Agent’s receipt thereof.

(c) Upon the making of a Swingline Loan or an Overadvance (whether before or after the occurrence of a Default and regardless of whether a Settlement has been requested with respect to such Swingline Loan or Overadvance), each Lender shall be deemed, without further action by any party hereto, to have unconditionally and irrevocably purchased from the applicable Swingline Lender or the Disbursement Agent, as the case may be, without recourse or warranty, an undivided interest and participation in such Swingline Loan or Overadvance in proportion to its Applicable Percentage of the Commitment. The applicable Swingline Lender or the Disbursement Agent may, at any time (and shall, on at least a weekly basis when any Overadvance is outstanding), require the Lenders to fund, in the currency in which the applicable Swingline Loan or Overadvance was denominated, their participations. From and after the date, if any, on which any Lender is required to fund its participation in any Swingline Loan or Overadvance purchased hereunder, the Disbursement Agent shall promptly distribute to such Lender, such Lender’s Applicable Percentage of all payments of principal and interest and all proceeds of Collateral received by the Disbursement Agent in respect of such Loan.

(d) The Disbursement Agent, on behalf of the applicable Swingline Lender, shall request settlement (a “Settlement”) with the Lenders (i) in the case of U.S. Swingline Loans and Canadian Swingline Loans, on at least a weekly basis on any date that the Administrative Agent elects or (ii) in the case of European Swingline Loans, on any date that the Administrative Agent or the UK Security Trustee, as applicable, elects that is no less frequent than once every two weeks, in each case by notifying the Lenders of such requested Settlement by facsimile or e-mail no later than 12:00 noon Local Time (A) on the date of such requested Settlement (the “Settlement Date”) with regard to U.S. Swingline Loans and Canadian Swingline Loans and (B) three Business Days prior to the Settlement Date with regard to European Swingline Loans. Each Lender (other than the Swingline Lenders, in the case of the Swingline Loans) shall transfer, in the currency in which the applicable Loan was denominated, the amount of such Lender’s Applicable Percentage of the outstanding principal amount of the applicable Loan with respect to which Settlement is requested to the Disbursement Agent, to such account of the Disbursement Agent as the Disbursement Agent may designate, not later than 2:00 p.m., Local Time, on such Settlement Date. Settlements may occur during the existence of a Default and whether or not the applicable conditions precedent set forth in Section 4.02 have then been satisfied. Such amounts transferred to the Disbursement Agent shall be applied against the amounts of the applicable Swingline Lender’s Swingline Loans and, together with such Swingline Lender’s Applicable Percentage of such Swingline Loan, shall constitute Revolving Loans of such Lenders, respectively. If any such amount is not transferred to the Disbursement Agent by any Lender on such Settlement Date, the applicable Swingline Lender shall be entitled to recover such amount on demand from such Lender together with interest thereon as specified in Section 2.07.

Section 2.06 Letters of Credit.

(a) General. Subject to the terms and conditions set forth herein, the Borrower Representative may request the issuance of Letters of Credit for its own account or for the account of another Borrower (or any Borrower may request the issuance of Letters of Credit for its own account), in a form reasonably acceptable to the Administrative Agent and the applicable Issuing Bank (a “Letter of Credit Request”), at any time and from time to time during the Availability Period. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by a Borrower to, or entered into by a Borrower with, an Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

(b) Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Borrower Representative (or the applicable Borrower) shall hand deliver or facsimile (or transmit by other electronic communication, if arrangements for doing so have been approved by the applicable Issuing Bank) to the applicable Issuing Bank and the Disbursement Agent (prior to 9:00 a.m., Local Time, at least three Business Days prior to the requested date of issuance, amendment, renewal or extension (or such shorter period as may be agreed to by the Disbursement Agent and the applicable Issuing Bank in their sole discretion)) a Letter of Credit Request, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section), the amount of such Letter of Credit, the currency of such Letter of Credit (which shall be in dollars, Canadian Dollars, Euros or Sterling), the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit. If requested by the applicable Issuing Bank, the applicable Borrower also shall submit a letter of credit application on such Issuing Bank’s standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the Borrowers shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (i) the U.S. Letter of Credit Exposure shall not exceed $50,000,000, the Canadian Letter of Credit Exposure shall not exceed $4,000,000, the European Letter of Credit Exposure shall not exceed $10,000,000 (or such larger amount (not to exceed the European Sublimit) as the European Issuing Bank may agree in writing) and (ii) the total Revolving Exposures shall not exceed the lesser of the total Commitments and the Aggregate Borrowing Base. No European Letter of Credit shall be issued, amended, renewed or extended if (and upon issuance, amendment, renewal or extension of each Letter of Credit, the Borrowers shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension, the sum of the European Revolving Exposure plus the European Letter of Credit Exposure would exceed the European Sublimit. No Canadian Letter of Credit shall be issued, amended, renewed or extended if (and upon issuance, amendment, renewal or extension of each Letter of Credit, the Borrowers shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension, the sum of the Canadian Revolving Exposure plus the Canadian Letter of Credit Exposure would exceed the Canadian Sublimit.

(c) Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the date that is five Business Days prior to the Maturity Date; provided that any Letter of Credit with a one-year tenor may provide for the automatic renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (ii) above); and provided, further, that a Letter of Credit may, upon the request of the applicable Borrower, be renewed for a period beyond the date that is five Business Days prior to the Maturity Date if such Letter of Credit has become subject to cash collateralization (at 103% of the face value of such Letter of Credit) or other arrangements, in each case satisfactory to the Administrative Agent and the applicable Issuing Bank.

(d) Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of any Issuing Bank or the Lenders, the applicable Issuing Bank hereby grants to each Lender, and each Lender hereby acquires from the applicable Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to the Disbursement Agent, in the same currency as the applicable LC Disbursement, for the account of the applicable Issuing Bank, such Lender’s Applicable Percentage of each LC Disbursement made by such Issuing Bank and not reimbursed by the Borrowers on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment required to be refunded to the Borrowers for any reason. Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e) Reimbursement. If any Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the applicable Borrower shall reimburse such LC Disbursement by paying to the Disbursement Agent, in the currency in which the applicable Letter of Credit was issued, an amount equal to such LC Disbursement not later than 11:00 a.m., Local Time, on the date that such LC Disbursement is made, if the Borrower Representative or the applicable Borrower shall have received notice of such LC Disbursement prior to 9:00 a.m., Local Time, on such date, or, if such notice has not been received by the Borrower Representative or the applicable Borrower prior to such time on such date, then not later than 11:00 a.m., Local Time, on (i) the Business Day that the Borrower Representative or the applicable Borrower receives such notice, if such notice is received prior to 9:00 a.m., Local Time, on the day of receipt, or (ii) the Business Day immediately following the day that the Borrower Representative or the applicable Borrower receives such notice, if such notice is not received prior to such time on the day of receipt; provided that the Borrower Representative on behalf of the applicable Borrower (or the applicable Borrower) may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 or 2.05 that such payment be financed with a Revolving Borrowing or Swingline Loan in an equivalent amount and like currency and, to the extent so financed, the Borrowers’ obligation to make such payment shall be discharged and replaced by the resulting Revolving Borrowing or Swingline Loan. Any such Borrowing shall be (i) an ABR Borrowing if in dollars (except if such Borrowing was requested by or on behalf of a UK Co-Borrower or a Dutch Co-Borrower), (ii) a Canadian Prime Rate Borrowing if in Canadian Dollars, and (iii) a European Swingline Loan if such Borrowing was requested by or on behalf of a UK Co-Borrower or a Dutch Co-Borrower. If any Borrower fails to make such payment when due, the Administrative Agent shall notify each Lender of the applicable LC Disbursement, the payment then due from the Borrowers in respect thereof and such Lender’s Applicable Percentage thereof. Promptly following receipt of such notice, each Lender shall pay to the Disbursement Agent in the same currency as the applicable LC Disbursement, its Applicable Percentage of the payment then due from the applicable Borrower, in the same manner as provided in Section 2.07 with respect to Loans made by such Lender (and Section 2.07 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and the Disbursement Agent shall promptly pay to the applicable Issuing Bank the amounts so received by it from the Lenders. Promptly following receipt by the Disbursement Agent of any payment from a Borrower pursuant to this paragraph, the Disbursement Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Lenders have made payments pursuant to this paragraph to reimburse the applicable Issuing Bank, then the Disbursement Agent shall distribute such payment to such Lenders and the applicable Issuing Bank as their interests may appear. Any payment made by a Lender pursuant to this paragraph to reimburse the applicable Issuing Bank for any LC Disbursement (other than the funding of Revolving Loans or a Swingline Loan as contemplated above) shall not constitute a Loan and shall not relieve the Borrowers or the Loan Guarantors of their respective obligations to reimburse such LC Disbursement.

(f) Obligations Absolute. The Borrowers’ obligations to reimburse LC Disbursements as provided in paragraph (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by an Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Borrowers’ obligations hereunder. Neither the Administrative Agent, the Collateral Agent, the Lenders nor the Issuing Banks, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the applicable Issuing Bank; provided that the foregoing shall not be construed to excuse the applicable Issuing Bank from liability to any Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrowers to the extent permitted by applicable law) suffered by such Borrower that are caused by the applicable Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of an Issuing Bank (as finally determined by a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the applicable Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g) Disbursement Procedures. The applicable Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. The applicable Issuing Bank shall promptly notify the Administrative Agent, the Disbursement Agent and the Borrower Representative (or applicable Borrower) by telephone (confirmed by facsimile) of such demand for payment and whether such Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrowers or the Loan Guarantors of their obligations to reimburse the applicable Issuing Bank and the Lenders with respect to any such LC Disbursement.

(h) Interim Interest. If any Issuing Bank shall make any LC Disbursement, then, unless a Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that a Borrower reimburses such LC Disbursement, at the rate per annum then applicable to ABR Revolving Loans, in the case of an LC Disbursement by the U.S. Issuing Bank, at the rate per annum then applicable to Canadian Prime Loans, in the case of an LC Disbursement by the Canadian Issuing Bank and at the rate per annum then applicable to Eurodollar Loans, in the case of an LC Disbursement by the European Issuing Bank; provided that, if the Borrowers fail to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section, then Section 2.13(g) shall apply. Interest accrued pursuant to this paragraph shall be for the account of the applicable Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to paragraph (e) of this Section to reimburse such Issuing Bank shall be for the account of such Lender to the extent of such payment.

(i) Replacement of the Issuing Banks. Any Issuing Bank may be replaced at any time by written agreement among the Borrower Representative, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Lenders of any such replacement of an Issuing Bank. At the time any such replacement shall become effective, the Borrowers shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.12(b). From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(j) Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the Borrower Representative receives notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Lenders with LC Exposure representing greater than 50% of the total LC Exposure) demanding the deposit of cash collateral pursuant to this paragraph or if any of the other provisions hereof require cash collateralization, the Borrowers shall deposit in an account with the Administrative Collateral Agent, in the name of the Administrative Collateral Agent and for the benefit of the Administrative Agent, the Collateral Agent and the Lenders (the “LC Collateral Account”), an amount, in cash and in the currency in which the applicable Letters of Credit are denominated, equal to 103% of the LC Exposure as of such date plus accrued and unpaid interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to any Borrower described in clause (h) or (i) of Article VII. Such deposit shall be held by the Administrative Collateral Agent as collateral for the payment and performance of the Secured Obligations. The Administrative Collateral Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account, such account shall be subject to a Deposit Account Control Agreement and each Borrower hereby grants the Administrative Collateral Agent a security interest in the LC Collateral Account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Collateral Agent and at each Borrowers’ risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Collateral Agent to reimburse the applicable Issuing Bank or Issuing Banks for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of Borrowers for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Lenders with LC Exposure representing greater than 50% of the total LC Exposure), be applied to satisfy other Secured Obligations. If the Borrowers are required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the applicable Borrower or Borrower Representative for the account of the applicable Borrower within three Business Days after all such Defaults have been cured or waived.

Section 2.07 Funding of Borrowings.

(a) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 1:00 p.m., Local Time (2:00 p.m., Local Time, in the case of Loans denominated in Sterling or Euros and in the case of a Canadian Prime Borrowing), to the account of the Disbursement Agent most recently designated by it for such purpose by notice to the Lenders in an amount equal to such Lender’s Applicable Percentage; provided that, Swingline Loans shall be made as provided in Section 2.05. The Disbursement Agent will make such Loans available to the Borrower Representative (or, if directed by the Borrower Representative, to the account of the applicable Borrower) by promptly crediting the amounts so received, in like funds, to the Funding Account(s); provided that Revolving Loans made to finance the reimbursement of (i) an LC Disbursement as provided in Section 2.06(e) shall be remitted by the Disbursement Agent to the applicable Issuing Bank and (ii) a Protective Advance or an Overadvance shall be retained by the Disbursement Agent and disbursed in its discretion.

(b) Unless the Disbursement Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Disbursement Agent such Lender’s share of such Borrowing, the Disbursement Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Disbursement Agent, then the applicable Lender and the Borrowers agree (jointly and severally with each other Borrower, but severally and not jointly with the applicable Lenders) to pay to the Disbursement Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the applicable Borrower to but excluding the date of payment to the Disbursement Agent, at (i) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Disbursement Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of the Borrowers, the interest rate applicable to ABR Loans (in the case of dollar-denominated amounts), Canadian Prime Loans (in the case of Canadian Dollar-denominated amounts) or Overnight LIBO Loans (in the case of Euro or Sterling-denominated amounts). If such Lender pays such amount to the Disbursement Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing.

Section 2.08 Interest Elections.

(a) Each Revolving Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Eurodollar Revolving Borrowing or a CDOR Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the Borrower Representative may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurodollar Revolving Borrowing or a CDOR Revolving Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower Representative may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. This Section shall not apply to Swingline Borrowings, Overadvances or Protective Advances, which may not be converted or continued.

(b) To make an election pursuant to this Section, the Borrower Representative shall notify the Disbursement Agent of such election by telephone by the time that a Borrowing Request would be required under Section 2.03 if the Borrowers were requesting a Revolving Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or facsimile to the Disbursement Agent of a written Interest Election Request in a form approved by the Disbursement Agent and signed by the Borrower Representative.

(c) Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrower and the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be an ABR Borrowing, a Canadian Prime Borrowing, a Eurodollar Borrowing or a CDOR Borrowing; and

(iv) if the resulting Borrowing is a Eurodollar Borrowing or a CDOR Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a Eurodollar Borrowing or a CDOR Borrowing but does not specify an Interest Period, then the Borrowers shall be deemed to have selected an Interest Period of one month’s duration.

(d) Promptly following receipt of an Interest Election Request, the Disbursement Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e) If the Borrower Representative fails to deliver a timely Interest Election Request with respect to a Eurodollar Revolving Borrowing or a CDOR Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to (i) an ABR Borrowing, in the case of a Eurodollar Revolving Borrowing denominated in dollars, (ii) an Overnight LIBO Borrowing, in the case of a Eurodollar Revolving Borrowing denominated in Euros or Sterling or (iii) a Canadian Prime Borrowing, in the case of a CDOR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower Representative, then, so long as an Event of Default is continuing (i) no outstanding Revolving Borrowing may be converted to or continued as a Eurodollar Borrowing or a CDOR Borrowing and (ii) unless repaid, (1) each Eurodollar Revolving Borrowing denominated in dollars shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto, (2) each Eurodollar Revolving Borrowing denominated in Euros or Sterling shall be converted to an Overnight LIBO Borrowing at the end of the Interest Period applicable thereto and (3) each CDOR Borrowing shall be converted to a Canadian Prime Borrowing at the end of the Interest Period applicable thereto.

Section 2.09 Termination and Reduction of Commitments; Increase in Commitments.

(a) Unless previously terminated, all Commitments shall terminate on the Maturity Date.

(b) The Borrowers may at any time terminate the Commitments upon (i) the payment in full of all outstanding Loans, together with accrued and unpaid interest thereon and on any Letters of Credit, (ii) the cancellation and return of all outstanding Letters of Credit (or alternatively, with respect to each such Letter of Credit, the furnishing to the Administrative Collateral Agent of a cash deposit in the currency in which the applicable Letters of Credit are denominated (or at the discretion of the Administrative Agent a back up standby letter of credit satisfactory to the Administrative Agent and in the currency in which the applicable Letters of Credit are denominated) equal to 103% of the LC Exposure as of such date), (iii) the payment in full of the accrued and unpaid fees and (iv) the payment in full of all reimbursable expenses and other Obligations together with accrued and unpaid interest thereon.

(c) The Borrowers may from time to time reduce the Commitments; provided that (i) each reduction of the Commitments shall be in an amount that is an integral multiple of $1,000,000 and not less than $5,000,000, (ii) the Borrowers shall not reduce the Commitments if, after giving effect to any concurrent prepayment of the Revolving Loans in accordance with Section 2.10, the sum of the Revolving Exposures would exceed the lesser of the total Commitments and the Aggregate Borrowing Base and (iii) the Borrowers shall not reduce the Commitments to an aggregate amount less than $75,000,000 (except for a termination of the Commitments under paragraph (b) of this Section).

(d) The Borrower Representative shall notify the Administrative Agent of any election to terminate or reduce the Commitments under paragraph (b) or (c) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Borrower Representative pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitments delivered by the Borrower Representative may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower Representative (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Commitments shall be permanent. Each reduction of the Commitments shall be made ratably among the Lenders in accordance with their respective Commitments.

(e) The Borrowers shall have the right to increase the aggregate Commitments by obtaining additional Commitments, either from one or more of the Lenders or another lending institution; provided that (i) any such request for an increase shall be in a minimum amount of $10,000,000 (or if less, the remaining principal amount of increases that are available under paragraph (f) of this Section), (ii) the Borrower Representative, on behalf of the Borrowers, may make a maximum of two (2) such requests, (iii) the Administrative Agent has approved the identity of any such new Lender, such approval not to be unreasonably withheld, (iv) any such new Lender assumes all of the rights and obligations of a “Lender” hereunder, and (v) the procedure described in Section 2.09(f) has been satisfied; provided, further with respect to any Commitment increase occurring more than 60 days after the Restatement Effective Date, Borrowers shall give the existing Lenders at least ten Business Days’ written notice that it intends to increase the Commitments (which notice shall include the amount of such proposed increase) and Borrowers shall give the existing Lenders the first opportunity to provide such increase in the Commitment during such ten Business Day period prior to agreeing to any increased Commitment with any new Lender. If more than one existing Lender offers to provide the increased Commitment, such increase shall be allocated amount the offering Lenders pro rata.

(f) Any amendment hereto for such an increase or addition shall be in form and substance satisfactory to the Administrative Agent and shall only require the written signatures of the Administrative Agent, the Borrowers and the Lender(s) being added or increasing their Commitment, subject only to the approval set forth in Section 9.02(b) if any such increase would cause the Commitments to exceed $350,000,000. As a condition precedent to such an increase, the Borrowers shall deliver to the Administrative Agent a certificate of each Loan Party (in sufficient copies for each Lender) signed by an authorized officer of such Loan Party (i) certifying that such increase is permitted by the 2016 Notes Documents, the 2017 Notes Documents, the Additional Senior Secured Indebtedness Documents, the Additional Unsecured Indebtedness Documents, the Junior Secured Indebtedness Documents (if the same are then outstanding), and by the terms of any Replacement Indenture with respect to any of the foregoing (if the same is then outstanding) and, with respect to any such increase, assuming a borrowing of the maximum amount of loans available under such increase together with any increases previously made pursuant to the terms of this Agreement, and certifying and attaching the resolutions adopted by such Loan Party approving or consenting to such increase, and (ii) in the case of the Borrowers, certifying that, before and after giving effect to such increase, (A) the representations and warranties contained in Article III and the other Loan Documents are true and correct in all material respects, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct in all material respects as of such earlier date, and (B) no Default exists.

(g) Within a reasonable time after the effective date of any increase, the Administrative Agent shall, and is hereby authorized and directed to, revise the Commitment Schedule to reflect such increase and shall distribute such revised Commitment Schedule to each of the Lenders and the Borrowers, whereupon such revised Commitment Schedule shall replace the old Commitment Schedule and become part of this Agreement. On the Business Day following any such increase, all outstanding Loans shall be reallocated among the Lenders (including any newly added Lenders) in accordance with the Lenders’ respective revised Applicable Percentages.

Section 2.10 Repayment and Amortization of Loans; Evidence of Debt.

(a) The Borrowers hereby unconditionally promise to pay (i) to the Disbursement Agent for the account of each Lender the then unpaid principal amount of each Revolving Loan on the Maturity Date, (ii) to the Disbursement Agent the then unpaid amount of each Protective Advance on the earlier of the Maturity Date and demand by the Disbursement Agent and (iii) to the Disbursement Agent the then unpaid principal amount of each Overadvance on the earliest of the Maturity Date, the 30th day after such Overadvance is made and demand by the Disbursement Agent.

(b) At all times that full cash dominion is in effect pursuant to any Security Agreement, and in any event at all times with respect to collections of the UK Co-Borrowers and Loan Parties organized under the laws of England and Wales, on each Business Day, the Disbursement Agent shall apply all funds credited to the Collection Account on such Business Day or the immediately preceding Business Day (at the discretion of the Disbursement Agent, whether or not immediately available) first to prepay any Protective Advances and Overadvances that may be outstanding, pro rata, and second to prepay the Revolving Loans (including Swing Line Loans) without a corresponding reduction in Commitments and to cash collateralize outstanding LC Exposure.

(c) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrowers to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(d) The Disbursement Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class and Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender hereunder and (iii) the amount of any sum received by the Disbursement Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(e) The entries made in the accounts maintained pursuant to paragraph (c) or (d) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Disbursement Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrowers to repay the Loans in accordance with the terms of this Agreement.

(f) Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the Borrowers shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Administrative Agent. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

Section 2.11 Prepayment of Loans.

(a) The Borrowers shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, subject to prior notice in accordance with paragraph (e) of this Section.

(b) Except for Overadvances permitted under Section 2.05, in the event and on such occasion that the total Revolving Exposure exceeds the lesser of (A) the aggregate Commitments or (B) the Aggregate Borrowing Base, including as a result of any currency exchange fluctuation, the Borrowers shall prepay the Revolving Loans, LC Exposure and/or Swingline Loans in an aggregate amount equal to such excess.

(c) In the event and on each occasion that any Net Proceeds are received by or on behalf of any Loan Party in respect of any Prepayment Event, the Borrowers shall, immediately after such Net Proceeds are received by any Loan Party, prepay the Obligations as set forth in Section 2.11(d) below in an aggregate amount equal to 100% of such Net Proceeds; provided that, (i) in the case of any event described in clause (1) of the definition of the term “Prepayment Event,” no prepayment under this Section shall be required unless and until the aggregate amount of proceeds from all such Prepayment Events after the Restatement Effective Date exceeds $5,000,000, and (ii) in the case of any event described in clause (1) or (2) of the definition of the term “Prepayment Event,” if the Borrower Representative shall deliver to the Administrative Agent a certificate of a Financial Officer to the effect that the Loan Parties intend to apply the Net Proceeds from such event (or a portion thereof specified in such certificate), within 180 days after receipt of such Net Proceeds (which period will be extended to up to a date not later than 360 days after the receipt of such Net Proceeds if within such 180 day period the applicable Loan Party enters into a binding contract to acquire, replace or rebuild), to acquire (or replace or rebuild) real property, equipment or other tangible assets (excluding inventory) to be used in the business of the Loan Parties, and certifying that no Specified Default has occurred and is continuing, then either (x) so long as full cash dominion is not in effect, no prepayment shall be required pursuant to this paragraph in respect of the Net Proceeds specified in such certificate, or (y) if full cash dominion is in effect, if the Net Proceeds specified in such certificate (or deemed specified in such certificate pursuant to the First Amendment Agreement after giving effect to the application of proceeds pursuant to Section 2(b) thereof) are to be applied by (A) the Borrowers, then such Net Proceeds shall be applied by the Administrative Agent to reduce the outstanding principal balance of the Revolving Loans (without a permanent reduction of the Commitment) and upon such application, the Administrative Agent shall establish a Reserve against the Aggregate Borrowing Base in an amount equal to the amount of such proceeds so applied and (B) any Loan Party that is not a Borrower, then such Net Proceeds shall be deposited in a cash collateral account maintained with the Administrative Collateral Agent or the UK Security Trustee and in either case, thereafter, such funds shall be made available to the applicable Loan Party as follows:

(1) the Borrower Representative shall request a Revolving Loan (specifying that the request is to use Net Proceeds pursuant to this Section) or the applicable Loan Party shall request a release from the cash collateral account be made in the amount needed;

(2) so long as the conditions set forth in Section 4.02 have been met, the Lenders shall make such Revolving Loan or the Administrative Collateral Agent or the UK Security Trustee shall release funds from the cash collateral account; and

(3) in the case of Net Proceeds applied against the Revolving Loan, the Reserve established with respect to such proceeds shall be reduced by the amount of such Revolving Loan;

provided that to the extent of any such Net Proceeds therefrom that have not been so applied by the end of such 180-day period (or 360 day period, if applicable), at which time a prepayment shall be required in an amount equal to such Net Proceeds that have not been so applied.

(d) All such amounts pursuant to Section 2.11(c) shall be applied, first to prepay any Protective Advances and Overadvances that may be outstanding, pro rata, and second to prepay the Revolving Loans (including Swing Line Loans) without a corresponding reduction in the Commitment and, if full cash dominion is in effect pursuant to Section 7.3 of the applicable U.S. Security Agreement and Section 7.3 of the applicable Canadian Security Agreement or if an Event of Default has occurred and is continuing, to cash collateralize outstanding LC Exposure. Notwithstanding the foregoing, if any payment pursuant to this Section would require a payment on a day that is not the last day of an Interest Period and if such payment would otherwise require the payment of break funding amounts pursuant to Section 2.16, then (so long as no Event of Default has then occurred and is continuing) the Borrowers may deposit such required payments in a cash collateral account with the Administrative Collateral Agent, subject to the sole dominion and control of the Administrative Collateral Agent and make the required payment at the end of the appropriate Interest Period.

(e) The Borrower Representative shall notify the Disbursement Agent (and in the case of prepayment of a Swingline Loan, the applicable Swingline Lender) by telephone (confirmed by facsimile or, in the case of Canadian Swingline Loans and U.S. Swingline Loans, by transmission of a pdf file containing such notice) of any prepayment hereunder (i) in the case of prepayment of a Eurodollar Revolving Borrowing or CDOR Revolving Borrowing, not later than 10:00 a.m., Local Time, three Business Days before the date of prepayment, or (ii) in the case of prepayment of an ABR Revolving Borrowing, a Canadian Prime Revolving Borrowing or an Overnight LIBO Revolving Borrowing, not later than 10:00 a.m., Local Time, one Business Day before the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.09, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.09. Promptly following receipt of any such notice relating to a Revolving Borrowing, the Disbursement Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Revolving Borrowing shall be in an amount that would be permitted in the case of an advance of a Revolving Borrowing of the same Type as provided in Section 2.02. Each prepayment of a Revolving Borrowing shall be applied ratably to the Revolving Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.13.

Section 2.12 Fees.

(a) The Borrowers agree to pay to the Administrative Agent for the account of each Lender a commitment fee, which shall accrue at a rate per annum equal to 0.25% of the average daily amount of the Available Commitment of such Lender during the period from and including the Restatement Effective Date to but excluding the date on which the Lenders’ Commitments terminate. Accrued commitment fees shall be payable in arrears on the first day of each calendar month and on the date on which the Commitments terminate, commencing on the first such date to occur after the Restatement Effective Date. All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed.

(b) The Borrowers agree to pay (i) to the Administrative Agent for the account of each Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at the same Applicable Rate used to determine the interest rate applicable to Eurodollar Loans on the average daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Restatement Effective Date to but excluding the later of the date on which such Lender’s Commitment terminates and the date on which such Lender ceases to have any LC Exposure, and (ii) to the applicable Issuing Bank a fronting fee, which shall accrue at the rate of 0.125% per annum on the average daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Restatement Effective Date to but excluding the later of the date of termination of the Commitments and the date on which there ceases to be any LC Exposure, as well as such Issuing Bank’s standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder. Participation fees and fronting fees accrued through and including the last day of each calendar month shall be payable on the first day of each calendar month following such last day, commencing on the first such date to occur after the Restatement Effective Date; provided that all such fees shall be payable on the date on which the Commitments terminate and any such fees accruing after the date on which the Commitments terminate shall be payable on demand. Any other fees payable to an Issuing Bank pursuant to this paragraph shall be payable within 10 days after demand. All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed.

(c) The Borrowers agree to pay fees payable under the Fee Letters in the amounts, to the Persons and at the times set forth in the Fee Letters to which they are a party.

(d) All fees payable hereunder shall be paid on the dates due, in immediately available dollars, to the Administrative Agent (or to the applicable Issuing Bank, in the case of fees payable to an Issuing Bank) for distribution, in the case of commitment fees and participation fees, to the Lenders; provided that participation fees and fronting fees in respect of Letters of Credit denominated in dollars shall be paid in dollars, and participation fees and fronting fees in respect of Letters of Credit denominated in a currency other than dollars shall be paid in such currency. Fees paid shall not be refundable under any circumstances.

Section 2.13 Interest.

(a) The Loans comprising each ABR Borrowing (including each U.S. Swingline Loan, each Canadian Swingline Loan denominated in dollars, and each Overadvance and Protective Advance in dollars (other than each Protective Advance and Overadvance to a Dutch Co-Borrower or a UK Co-Borrower denominated in dollars)) shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b) The Loans comprising each Canadian Prime Borrowing (including each Canadian Swingline Loan, Overadvance and Protective Advance in Canadian Dollars) shall bear interest at the Canadian Prime Rate plus the Applicable Rate.

(c) The Loans comprising each Eurodollar Borrowing shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(d) The Loans comprising each CDOR Borrowing shall bear interest at the CDOR Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(e) The Loans comprising each Overnight LIBO Borrowing (including each European Swingline Loan each Overadvance and Protective Advance in Euros or Sterling, and each Protective Advance and Overadvance to a Dutch Co-Borrower or a UK Co-Borrower denominated in dollars) shall bear interest at the Overnight LIBO Rate plus the Applicable Rate.

(f) Notwithstanding the foregoing, during the occurrence and continuance of an Event of Default, and upon written notice from the Administrative Agent (which notice may be effective retroactively to the date of Default and which notice shall be given by the Administrative Agent upon the written instructions of the Required Lenders) or automatically in the case of a Default described in clauses (h), (i) or (j) of Article VII (i) all Loans shall bear interest at 2% plus the rate otherwise applicable to such Loans as provided in the preceding paragraphs of this Section and (ii) in the case of any other amount outstanding hereunder, such amount shall accrue at 2% plus the Base Rate. In addition, in the event of a Default in the payment of any amount due hereunder other than principal of a Loan (whether or not such Default shall then constitute an Event of Default), such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (1) in the case of any other amount denominated in dollars, 2% plus the rate applicable to ABR Loans as provided in paragraph (a) of this Section, (2) in the case of any other amount denominated in Canadian Dollars, 2% plus the rate applicable to Canadian Prime Loans as provided in paragraph (b) of this Section and (3) in the case of any other amount denominated in Euros or Sterling, 2% plus the rate applicable to Overnight LIBO Loans as provided in paragraph (e) of this Section. Such interest shall be payable on written demand.

(g) Accrued interest on each Loan (for ABR Loans, Canadian Prime Loans and Overnight LIBO Loans, accrued through the last day of the prior calendar month) shall be payable in arrears on each Interest Payment Date for such Loan and upon termination of the Commitments; provided that (i) interest accrued pursuant to paragraph (f) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Revolving Loan or Canadian Prime Revolving Loan prior to the end of the Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurodollar Loan or CDOR Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(h) All interest hereunder shall be computed on the basis of a year of 360 days, except that (i) interest computed by reference to the Canadian Prime Rate or CDOR Rate and interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year) and (ii) interest computed by reference to LIBO Rate with respect to loans denominated in Sterling shall be computed on the basis of a year of 365 days, and in each case shall be payable for the actual number of days elapsed. The applicable Alternate Base Rate, Canadian Prime Rate, Adjusted LIBO Rate, LIBO Rate, CDOR Rate or Overnight LIBO Rate shall be determined by the Disbursement Agent, and such determination shall be conclusive absent manifest error.

(i) All interest hereunder shall be paid in the currency in which the Loan giving rise to such interest is denominated.

(j) For purposes of disclosure pursuant to the Interest Act (Canada), the annual rates of interest or fees to which the rates of interest or fees provided in this Agreement and the other Loan Documents (and stated herein or therein, as applicable, to be computed on the basis of 360 days or any other period of time less than a calendar year) are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 360 or such other period of time, respectively.

Section 2.14 Alternate Rate of Interest.

(a) If prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(i) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining (including, without limitation, by means of an Interpolated Rate) the Adjusted LIBO Rate or the LIBO Rate, as applicable, for such Interest Period; or

(ii) the Administrative Agent is advised by the Required Lenders that the Adjusted LIBO Rate or the LIBO Rate, as applicable, for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower Representative and the Lenders by telephone or facsimile as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower Representative and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Revolving Borrowing to, or continuation of any Revolving Borrowing as, a Eurodollar Borrowing shall be ineffective, (ii) if any Borrowing Request requests a Eurodollar Revolving Borrowing denominated in dollars, such Borrowing shall be made as an ABR Borrowing and (iii) if any Borrowing Request requests a Eurodollar Revolving Borrowing denominated in Euros or Sterling, such Borrowing shall be made as an Alternate Rate Borrowing.

(b) If at any time:

(i) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Overnight LIBO Rate; or

(ii) the Administrative Agent is advised by the Required Lenders that the Overnight LIBO Rate will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in any Overnight LIBO Borrowing;

then the Administrative Agent shall give notice thereof to the Borrower Representative and the Lenders by telephone or facsimile as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower Representative and the Lenders that the circumstances giving rise to such notice no longer exist, any Overnight LIBO Borrowing (including any European Swingline Loan) shall be made as an Alternate Rate Borrowing.

(c) If prior to the commencement of any Interest Period for a CDOR Borrowing:

(i) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the CDOR Rate, as applicable, for such Interest Period; or

(ii) the Administrative Agent is advised by the Required Lenders that the CDOR Rate, as applicable, for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower Representative and the Lenders by telephone or facsimile as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower Representative and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Revolving Borrowing to, or continuation of any Revolving Borrowing as, a CDOR Borrowing shall be ineffective and (ii) if any Borrowing Request requests a CDOR Borrowing, such Borrowing shall be made as a Canadian Prime Borrowing.

(d) Notwithstanding anything herein to the contrary, if at any time the Administrative Agent determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in clause (a)(i),(b)(i) or (c)(i) have arisen and such circumstances are unlikely to be temporary or (ii) the circumstances set forth in clause (a)(i),(b)(i) or (c)(i) have not arisen but the supervisor for the administrator of the LIBO Screen Rate or the Overnight LIBO Rate or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the LIBO Screen Rate or the Overnight LIBO Rate shall no longer be used for determining interest rates for loans, then the Administrative Agent and the Borrower Representative shall endeavor to establish alternate rates of interest to the LIBO Rate and the Overnight LIBO Rate that gives due consideration to the then prevailing market convention for determining rates of interest for syndicated loans in the United States at such time, and shall enter into an amendment to this Agreement to reflect such alternate rates of interest and such other related changes to this Agreement as may be applicable. Notwithstanding anything to the contrary in Section 9.02, such amendment shall become effective without any further action or consent of any other party to this Agreement so long as the Administrative Agent shall not have received, within five Business Days of the date notice of such alternate rate of interest is provided to the Lenders, a written notice from the Required Lenders stating that such Required Lenders object to such amendment. Until an alternate rate of interest shall be determined in accordance with this clause (d) (but, in the case of the circumstances described in clause (a)(ii), (b)(ii) or (c)(ii), only to the extent the LIBO Screen Rate for such Interest Period is not available or published at such time on a current basis), (x) any Borrowing Request that requests the conversion of any Borrower to, or continuation of any Borrowing as, a LIBO Borrowing shall be ineffective, (y) if any Borrowing Request requests a Eurodollar Borrowing, such Borrowing shall be made as a Borrowing of ABR Loans unless, notwithstanding anything to the contrary in this Agreement, such Borrower elects in its discretion to rescind such Borrowing Request; provided that, if such alternate rate of interest shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

Section 2.15 Increased Costs.

(a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit liquidity or similar requirement (including any compulsory loan requirement, insurance charge or other assessment) against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate or Overnight LIBO Rate) or any Issuing Bank;

(ii) impose on any Lender or any Issuing Bank or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or CDOR Loans, Overnight LIBO Loans or Eurodollar Loans made by such Lender or any Letter of Credit or participation therein; or

(iii) subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) on loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, or other liabilities or capital attributable thereto;

and the result of any of the foregoing shall be to increase the cost to such Lender of making, continuing, converting into or maintaining any CDOR Loan, Overnight LIBO Loan or Eurodollar Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or such Issuing Bank of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or such Issuing Bank hereunder (whether of principal, interest or otherwise), then the Borrowers will pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered. This Section 2.15(a) does not apply to the extent any such increased cost is attributable to the willful breach by the relevant Lender or its Affiliates of any law or regulation as determined by a court of competent jurisdiction in a final, non-appealable judgment.

(b) If any Lender or any Issuing Bank determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or such Issuing Bank’s capital or on the capital of such Lender’s or such Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such Issuing Bank, to a level below that which such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or such Issuing Bank’s policies and the policies of such Lender’s or such Issuing Bank’s holding company with respect to capital adequacy and liquidity), then from time to time the Borrowers will pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company for any such reduction suffered.

(c) A certificate of a Lender or any Issuing Bank setting forth in reasonable detail the amount or amounts necessary to compensate such Lender or such Issuing Bank or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section shall be delivered to the Borrower Representative and shall be conclusive absent manifest error. The Borrowers shall pay such Lender or such Issuing Bank, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Failure or delay on the part of any Lender or any Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or such Issuing Bank’s right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender or an Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender or such Issuing Bank, as the case may be, notifies the Borrower Representative of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or such Issuing Bank’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

Section 2.16 Break Funding Payments; Illegality.

(a) In the event of (i) the payment of any principal of any Eurodollar Loan or CDOR Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (ii) the conversion of any Eurodollar Loan or CDOR Loan other than on the last day of the Interest Period applicable thereto, (iii) the failure to borrow, convert, continue or prepay any Eurodollar Loan or CDOR Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.09(d) and is revoked in accordance therewith), or (iv) the assignment of any Eurodollar Loan or CDOR Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower Representative pursuant to Section 2.19, then, in any such event, the Borrowers shall compensate each Lender for the loss (but not the loss of the Applicable Rate), cost and expense attributable to such event. In the case of a Eurodollar Loan or CDOR Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (x) the amount of interest (excluding the Applicable Rate) which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate or the CDOR Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (y) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the eurodollar market, or for Canadian Dollar deposits of a comparable amount and period to such CDOR Loan from other banks in the Canadian bankers’ acceptance market, as applicable. A certificate of any Lender setting forth in reasonable detail any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower Representative and shall be conclusive absent manifest error. The Borrowers shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(b) If any Lender shall provide written notice to the Administrative Agent and the Borrower Representative that any Change in Law since the date of this Agreement makes it unlawful or impossible, or any central bank or other Governmental Authority asserts that it is unlawful or impossible, for such Lender or its applicable lending office to make, maintain or fund Eurodollar Loans hereunder (i) with respect to Loans denominated in dollars (A) upon receipt of such notification, the Borrowers may revoke any pending request for a Borrowing of, conversion to or continuation of Eurodollar Loans denominated in dollars, (B) each Eurodollar Loan of such Lender denominated in dollars will automatically be converted to Base Rate Loans on the last day of the then current Interest Period therefor or, if earlier, on the date specified by such Lender in such notification (which date shall be no earlier than the last day of any applicable grace period permitted by applicable law) and (C) the obligation of such Lender to make or continue affected Eurodollar Loans denominated in dollars or to convert Loans into Eurodollar Loans denominated in dollars shall be suspended until the Administrative Agent or such Lender shall notify the Borrower Representative that the circumstances causing such suspension no longer exist and (ii) with respect to Loans denominated in a currency other than dollars, (A) upon receipt of such notification, the Borrowers may revoke any pending request for a Borrowing of, conversion to or continuation of Eurodollar Loans denominated in such currency, (B) each Eurodollar Loan of such Lender denominated in such currency will automatically be converted to an Alternate Rate Borrowing or a Canadian Prime Borrowing, as applicable, on the last day of the then current Interest Period therefor if such Lender may lawfully continue to maintain such Loan or, if earlier, on the date specified by such Lender in such notification, or immediately, if such Lender shall determine that it may not lawfully continue to maintain such Eurodollar Loan to such date, and (C) the obligation of such Lender to make or continue affected Eurodollar Loans denominated in such currency or to convert Loans into Eurodollar Loans denominated in such currency shall be suspended until the Administrative Agent or such Lender shall notify the Borrower Representative that the circumstances causing such suspension no longer exist.

Section 2.17 Taxes.

(a) Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes except as required by applicable law. If any applicable law (as determined in the good faith discretion of any applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.17) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made. A UK Co-Borrower is not required to make an increased payment to a Lender under this Section 2.17 for a tax deduction in respect of tax imposed by the United Kingdom from a payment of interest on a Borrowing, if on the date on which the payment falls due:

(i) the payment could have been made to the relevant Lender without a tax deduction if it was a UK Qualifying Lender, but on that date that Lender is not or has ceased to be a UK Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration or application of) any law or Treaty, or any published practice or concession of any relevant taxing authority; or

(ii) (1) the relevant Lender is a UK Qualifying Lender solely under sub-paragraph 2 of the definition of UK Qualifying Lender, (2) an officer of H.M. Revenue & Customs has given (and not revoked) a direction (a “Direction”) under section 931 of the UK Income Tax Act 2007 (as that provision has effect on the date on which the relevant Lender became a party to this Agreement) which relates to that payment and that Lender has received from the relevant UK Co-Borrower a certified copy of such Direction; and (3) the payment could have been made to the Lender without any tax deduction in the absence of such Direction; or

(iii) the relevant Lender is a UK Qualifying Lender solely under sub-paragraph 2 of the definition of UK Qualifying Lender (a “UK Non-Bank Lender”) and it has not, other than by reason of any change after the date of this Agreement in (or in the interpretation, administration, or application of) any law, or any published practice or concession of any relevant taxing authority, given a Tax Confirmation to the relevant UK Co-Borrower.

(b) UK Tax Confirmations. A UK Non-Bank Lender which is or becomes a party to this Agreement either on the Restatement Effective Date or on the day on which it accedes to this Agreement gives a Tax Confirmation to the UK Co-Borrowers by entering into or acceding to this Agreement.

(c) Changes in UK Tax Confirmations. A UK Non-Bank Lender shall promptly notify the UK Co-Borrowers and the Administrative Agent if there is any change in the position from that set out in the Tax Confirmation.

(d) Payment of Other Taxes by the Borrowers. The Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for, Other Taxes.

(e) Evidence of Payments. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.17, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(f) Indemnification by the Loan Parties. The Loan Parties shall jointly and severally indemnify each Recipient, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority; provided that the Loan Parties shall have no obligation to the extent to which a loss, liability or cost is compensated for under Section 2.17(a) or would have been compensated for under Section 2.17(a) but was not compensated on account of the availability of one of the exclusions to Section 2.17(a). A certificate as to the amount of such payment or liability delivered to the Borrower Representative by a Lender or an Issuing Bank (in each case with a copy to the Administrative Agent), or by the Administrative Agent or the Collateral Agent on its own behalf or on behalf of a Lender or an Issuing Bank, shall be conclusive absent manifest error.

(g) Indemnification by the Lenders. Each Lender shall severally indemnify each Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified such Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.04(g) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes

attributable to such Lender, in each case, that are payable or paid by such Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by any Agent shall be conclusive absent manifest error. Each Lender hereby authorizes each Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by such Agent to such Lender from any other source against any amount due to such Agent under this paragraph.

(h) Status of Lenders.

(i) Any Lender that is entitled to an exemption from or reduction of withholding Tax, which in the case of the UK Co-Borrowers shall only be the case where the Lender is a UK Qualifying Lender, with respect to payments made under any Loan Document shall deliver to the Borrower Representative (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by the Borrower Representative or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law or reasonably requested by the Borrower Representative or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower Representative or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower Representative or the Administrative Agent as will enable the Borrowers or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.17(h)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing, in the event that any Borrower is a U.S. Person,

(A) any Lender that is a U.S. Person shall deliver to the Borrower Representative and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower Representative or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. Federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower Representative and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower Representative or the Administrative Agent), whichever of the following is applicable:

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN or W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2) in the case of a Foreign Lender claiming that its extension of credit will generate U.S. effectively connected income, executed originals of IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit F-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of a Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN or W-8BEN-E, as applicable; or

(4) to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or W-8BEN-E, as applicable, a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-2 or Exhibit F-3, IRS Form W-9, and/or other certification documents from each Beneficial Owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-4 on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower Representative and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower Representative or the Administrative Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. Federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrowers or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Loan Document would be subject to U.S. Federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower Representative and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower Representative or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower Representative or the Administrative Agent as may be necessary for the Borrowers and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower Representative and the Administrative Agent in writing of its legal inability to do so.

(i) Additional United Kingdom Withholding Tax Matters. (i) Subject to clauses (ii) and (iii) below, a Treaty Lender and each UK Co-Borrower which makes a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that UK Co-Borrower to obtain authorization to make that payment without withholding or deduction for Taxes imposed under the laws of the United Kingdom; (ii)(A) a Treaty Lender which becomes a Treaty Lender on the day on which this Agreement is entered into that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall provide its scheme reference number and its jurisdiction of tax residence to the UK Co-Borrowers and the Administrative Agent; and (B) a Treaty Lender which becomes a Treaty Lender hereunder after the day on which this Agreement is entered into that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall provide its scheme reference number and its jurisdiction of tax residence to the UK Co-Borrowers and the Administrative Agent, and, having done so, that Treaty Lender shall be under no further obligation pursuant to paragraph (h)(i) and (i)(i) above; (iii) nothing in paragraph (i) above shall require a Treaty Lender to: (A) register under the HMRC DT Treaty Passport scheme; (B) apply the HMRC DT Treaty Passport scheme to any Borrowings if it has so registered; or (C) file Treaty forms if it has included an indication to the effect that it wishes the HMRC DT Treaty Passport scheme to apply to this Agreement in accordance with paragraph (i)(ii) above and the UK Co-Borrowers making that payment have not complied with their obligations under paragraph (i)(iv) below; (iv) if a Treaty Lender has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with paragraph (i)(ii) above the relevant UK Co-Borrowers shall make a Borrower DTTP filing, and where (1) that Borrower DTTP Filing has been rejected by HM Revenue & Customs; or (2) HM Revenue & Customs has not given the relevant UK Co-Borrowers authority to make payments to that Treaty Lender without a deduction for tax within 60 days of the date of the Borrower DTTP Filing, and, in each case, the relevant UK Co-Borrowers have notified that Treaty Lender in writing, that Treaty Lender and the relevant UK Co-Borrower shall co-operate in completing any additional procedural formalities necessary for that UK Co-Borrower to obtain authorization to make that payment without withholding or deduction for Taxes imposed under the laws of the United Kingdom; (v) if a Lender has not confirmed its scheme reference number and jurisdiction of tax residence in accordance with paragraph (i)(ii) above, no UK Co-Borrower shall make a Borrower DTTP Filing or file any other form relating to the HMRC DT Treaty Passport scheme in respect of that Lender’s Commitment(s) or its participation in any Loan unless the Lender otherwise agrees; (vi) a UK Co-Borrower shall, promptly on making a Borrower DTTP Filing, deliver a copy of that Borrower DTTP Filing to the Administrative Agent for delivery to the relevant Treaty Lender; and (vii) a Treaty Lender shall notify the UK Co-Borrowers and Administrative Agent if it determines in its sole discretion that it ceases to be entitled to claim the benefits of an income tax treaty to which the United Kingdom is a party with respect to payments made by the UK Co-Borrowers hereunder.

(j) [reserved.]

(k) Treatment of Certain Refunds. If the Administrative Agent, Disbursement Agent, the Collateral Agent or a Lender determines, in its sole discretion exercised in good faith, that it has received a refund (including any foreign tax credit to the extent such credit results in actual tax savings that would not otherwise be available to such Administrative Agent, Disbursement Agent, Collateral Agent or Lender) of any Taxes or Other Taxes as to which it has been indemnified by the Loan Parties or with respect to which the Loan Parties have paid additional amounts pursuant to this Section 2.17, it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Loan Parties under this Section 2.17 with respect to the Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph, in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts giving rise to such refund had never been paid. This paragraph shall not be construed to require any indemnified party to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person nor shall it be construed to require the Administrative Agent, the Disbursement Agent, the Collateral Agent or a Lender, as the case may be, to apply for or otherwise initiate any refund contemplated in this paragraph.

(l) VAT Reimbursement. All amounts set out, or expressed to be payable under any Loan Document by any party to the Administrative Agent, the Disbursement Agent, the Collateral Agent, any Lender or any Issuing Bank which (in whole or in part) constitute the consideration for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply. If VAT is chargeable on any supply made by the Administrative Agent, the Disbursement Agent, the Collateral Agent, any Lender or any Issuing Bank to any party under any

Loan Document, that party shall pay to the Administrative Agent, the Disbursement Agent, the Collateral Agent, such Lender or such Issuing Bank as the case may be (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT (and such Administrative Agent, Disbursement Agent, Collateral Agent, Lender or Issuing Bank as the case may be must promptly provide an appropriate VAT invoice to that party).

(m) VAT Indemnification. Where any party is required under any Loan Document to reimburse the Administrative Agent, the Disbursement Agent, the Collateral Agent, any Lender or any Issuing Bank as the case may be for any costs or expenses, that party shall also at the same time pay and indemnify the Administrative Agent, the Disbursement Agent, the Collateral Agent, any Lender or any Issuing Bank as the case may be against all VAT incurred by the Administrative Agent, the Disbursement Agent, the Collateral Agent, such Lender or such Issuing Bank as the case may be in respect of the costs or expenses to the extent that the Administrative Agent, the Disbursement Agent, the Collateral Agent, such Lender or such Issuing Bank as the case may be reasonably determines that it is not entitled to credit or repayment of the VAT.

(n) Survival. Each party’s obligations under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

(o) Defined Terms. For purposes of this Section 2.17, (i) the term “applicable law” includes FATCA, (ii) the term “UK Co-Borrower” shall include any Borrower payments from which under this Agreement or any Loan Document are subject to withholding Taxes imposed by the laws of the United Kingdom, and (iii) the term “Lender” includes any Issuing Bank.

(p) For purposes of determining withholding Taxes imposed under FATCA, from and after the Restatement Effective Date, the Borrowers and the Agents shall treat (and the Lenders hereby authorize the Administrative Agent to treat) this Agreement as not qualifying as a “grandfathered obligation” within the meaning of Treasury Regulation Section 1.1471-2(b)(2)(i).

Section 2.18 Payments Generally; Allocation of Proceeds; Sharing of Set-offs.

(a) The Borrowers shall make each payment required to be made by them hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, or of amounts payable under Section 2.15, 2.16 or 2.17, or otherwise) prior to 2:00 p.m., Local Time, on the date when due, in immediately available funds, without set-off or counterclaim. Except as otherwise expressly set forth herein, all payments of Loans shall be paid in the currency in which such Loans were made. Any amounts received after such time on any date may, in the discretion of the Disbursement Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Disbursement Agent at its offices at (i) for payments of U.S. Revolving Loans, U.S. Swingline Loans, LC Disbursements of any U.S. Issuing Bank, fronting fees payable to any U.S. Issuing Bank, Overadvances denominated in dollars, Protective Advances denominated in dollars, fees payable pursuant to Section 2.12(a), participation fees payable pursuant to Section 2.12(b), fees payable pursuant to 2.12(c) and all other payments in dollars, 10 South Dearborn Street, Chicago, Illinois 60603 USA, (ii) for payments of Canadian Revolving Loans, Canadian Swingline Loans, LC Disbursements of the Canadian Issuing Bank, fronting fees payable to the Canadian Issuing Bank, Overadvances denominated in Canadian Dollars and Protective Advances denominated in Canadian Dollars, 200 Bay Street, Suite 1800, Royal Bank Plaza, South Tower, Toronto, Ontario M5J 2J2 and (iii) for payments of European Revolving Loans, European Swingline Loans, LC Disbursements of the European Issuing Bank, fronting fees payable to the European Issuing Bank, Overadvances denominated in Sterling or Euros and Protective Advances denominated in Sterling or Euros, Loan & Agency, 6th Floor, 25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom, except payments to be made directly to an Issuing Bank or a Swingline Lender as expressly provided herein and except that payments pursuant to Sections 2.15, 2.16, 2.17 and 9.03 shall be made directly to the Persons entitled thereto. The Disbursement Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder shall be made in dollars, except that all payments in respect of Loans (and interest thereon) and Letters of Credit shall be made in the same currency in which such Loan was made or such Letter of Credit was issued. At all times that full cash dominion is in effect pursuant to any Security Agreement, and at all times with respect to collections of the UK Co-Borrowers and Loan Parties organized under the laws of England and Wales, solely for purposes of determining the amount of Loans available for borrowing purposes, checks (in addition to immediately available funds applied pursuant to Section 2.10(b)) from collections of items of payment and proceeds of any Collateral shall be applied in whole or in part against the Obligations, on the Business Day after receipt, subject to actual collection.

(b) Any proceeds of Collateral received by the Administrative Agent (i) not constituting either (A) a specific payment of principal, interest, fees or other sum payable under the Loan Documents (which shall be applied as specified by the Borrowers), (B) a mandatory prepayment (which shall be applied in accordance with Section 2.11) or (C) amounts to be applied from the Collection Account when full cash dominion is in effect or which represent the proceeds at any time of collections of the UK Co-Borrowers and Loan Parties organized under the laws of England and Wales (which shall be applied in accordance with Section 2.10(b)) or (ii) after an Event of Default has occurred and is continuing and the Administrative Agent so elects or the Required Lenders so direct, such funds shall be applied ratably first, to pay any fees, indemnities, or expense reimbursements including amounts then due to the Administrative Agent, the Disbursement Agent, the Collateral Agent and any Issuing Bank from the Borrowers (other than in connection with Banking Services or Swap Agreement Obligations), second, to pay any fees or expense reimbursements then due to the Lenders from the Borrowers (other than in connection with Banking Services or Swap Agreement Obligations), third, to pay interest due in respect of the Overadvances and Protective Advances ratably, fourth, to pay the principal of the Overadvances and Protective Advances ratably, fifth, to pay interest then due and payable on the Loans (other than the Overadvances and Protective Advances) ratably, sixth, to prepay principal on the Loans (other than the Overadvances and Protective Advances) and unreimbursed LC Disbursements ratably, seventh, to pay an amount to the Administrative Collateral Agent equal to one hundred three percent (103%) of the aggregate undrawn face amount of all outstanding Letters of Credit, to be held as cash collateral for such Obligations, eighth, to payment of any amounts owing with respect to Banking Services and Swap Agreement Obligations that are Secured Obligations, and ninth, to the payment of any other Secured Obligation due to the Administrative Agent, the Disbursement Agent, the Collateral Agent or any Lender by the Borrowers. Notwithstanding the foregoing, amounts received from any Loan Party shall not be applied to any Excluded Swap Obligation of such Loan Party. Notwithstanding anything to the contrary contained in this Agreement, unless so directed by the Borrower Representative, or unless a Specified Default is in existence, neither the Administrative Agent, the Disbursement Agent, the Collateral Agent nor any Lender shall apply any payment which it receives to any Eurodollar Loan or CDOR Loan of a Class, except (a) on the expiration date of the Interest Period applicable to any such Eurodollar Loan or CDOR Loan or (b) in the event, and only to the extent, that there are no outstanding ABR Loans or Canadian Prime Loans of the same Class and, in any such event, the Borrowers shall pay the break funding payment required in accordance with Section 2.16. The Disbursement Agent and the Lenders shall have the continuing and exclusive right to apply and reverse and reapply any and all such proceeds and payments to any portion of the Secured Obligations.

(c) At the election of the Administrative Agent or the Disbursement Agent, as the case may be, all payments of principal, interest, LC Disbursements, fees, premiums, reimbursable expenses (including, without limitation, all reimbursement for fees and expenses pursuant to Section 9.03), and other sums payable under the Loan Documents, may be paid from the proceeds of Borrowings made hereunder whether made following a request by the Borrower Representative pursuant to Section 2.03 or a deemed request as provided in this Section or may be deducted from any deposit account of any Borrower maintained with the Disbursement Agent. Each Borrower hereby irrevocably authorizes (i) the Disbursement Agent to make a Borrowing for the purpose of paying each payment of principal, interest and fees as it becomes due hereunder or any other amount due under the Loan Documents and agrees that all such amounts charged shall constitute Loans (including Swingline Loans and Overadvances, but such a Borrowing may only constitute a Protective Advance if it is to reimburse costs, fees and expenses as described in Section 9.03) and that all such Borrowings shall be deemed to have been requested pursuant to Sections 2.03, 2.04 or 2.05, as applicable and (ii) the Disbursement Agent to charge any deposit account of any Borrower maintained with the Disbursement Agent for each payment of principal, interest and fees as it becomes due hereunder or any other amount due under the Loan Documents.

(d) If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or participations in LC Disbursements resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and participations in LC Disbursements and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans and participations in LC Disbursements of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and participations in LC Disbursements; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrowers pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than to the Borrowers or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Borrower in the amount of such participation.

(e) Unless the Administrative Agent shall have received notice from the Borrower Representative prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or an Issuing Bank hereunder that the Borrowers will not make such payment, the Administrative Agent and the Disbursement Agreement may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the applicable Issuing Bank, as the case may be, the amount due. In such event, if the Borrowers have not in fact made such payment, then each of the Lenders or the applicable Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent and, if applicable, the Disbursement Agent, forthwith on demand the amount so distributed to such Lender or such Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent and, if applicable, the Disbursement Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(f) If any Lender shall fail to make any payment required to be made by it hereunder, then the Administrative Agent and, if applicable, the Disbursement Agent, may, in its discretion (notwithstanding any contrary provision hereof), (i) apply any amounts thereafter received by it for the account of such Lender to satisfy such Lender’s obligations hereunder until all such unsatisfied obligations are fully paid and/or (ii) hold any such amounts in a segregated account as cash collateral for, and apply any such amounts to, any future funding obligations of such Lender hereunder; application of amounts pursuant to clauses (i) and (ii) above shall be made in such order as may be determined by the Administrative Agent and, if applicable, the Disbursement Agent, in its discretion.

Section 2.19 Mitigation Obligations; Replacement of Lenders. If any Lender requests compensation under Section 2.15, or if the Borrowers are required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, or with respect to clause (b) below, if any Lender becomes a Defaulting Lender, then:

(a) such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.15 or 2.17, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender (and the Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment);

(b) the Borrowers may, at their sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Borrowers shall have received the prior written consent of the Administrative Agent (and if a Commitment is being assigned, each Issuing Bank), which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements and Swingline Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.15 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation cease to apply.

Section 2.20 Returned Payments. If after receipt of any payment which is applied to the payment of all or any part of the Obligations, the Administrative Agent, Disbursement Agent, the Collateral Agent, the UK Security Trustee, any Issuing Bank or any Lender is for any reason compelled to surrender such payment or proceeds to any Person because such payment or application of proceeds is invalidated, declared fraudulent, set aside, determined to be void or voidable as a preference, impermissible setoff, or a diversion of trust funds, or for any other reason, then the Obligations or part thereof intended to be satisfied shall be revived and continued and this Agreement shall continue in full force as if such payment or proceeds had not been received by the Administrative Agent, the Disbursement Agent, the Collateral Agent, the UK Security Trustee, or such Lender. The provisions of this Section 2.20 shall be and remain effective notwithstanding any contrary action which may have been taken by the Administrative Agent, the Disbursement Agent, the Collateral Agent, the UK Security Trustee, any Issuing Bank or any Lender in reliance upon such payment or application of proceeds. The provisions of this Section 2.20 shall survive the termination of this Agreement.

Section 2.21 Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) the commitment fee payable pursuant to Section 2.12(a) shall cease to accrue on the unfunded portion of the Commitment of such Defaulting Lender;

(b) the Commitment and Revolving Exposure of such Defaulting Lender shall not be included in determining whether all Lenders or the Required Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 9.02), provided that any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender which (i) affects such Defaulting Lender differently than other affected Lenders (other than as a result of such Defaulting Lender having a greater or lesser Revolving Exposure or Commitment than other affected Lenders) or (ii) would increase the Commitment of the Defaulting Lender, shall require the consent of such Defaulting Lender;

(c) if any Swingline Exposure or LC Exposure exists at the time a Lender becomes a Defaulting Lender then:

(i) all or any part of such Swingline Exposure and LC Exposure shall be reallocated among the non-Defaulting Lenders in accordance with their respective Applicable Percentages but only to the extent (x) the sum of all non-Defaulting Lenders’ Revolving Credit Exposures plus such Defaulting Lender’s Swingline Exposure and LC Exposure does not exceed the total of all non-Defaulting Lenders’ Commitments and (y) the conditions set forth in Section 4.02 are satisfied at such time;

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, at the request of the Administrative Agent, the Borrowers shall within one Business Day following notice by the Administrative Agent (x) first, prepay such Swingline Exposure and (y) second, cash collateralize such Defaulting Lender’s LC Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.06(j) for so long as such LC Exposure is outstanding;

(iii) if the Borrowers cash collateralize any portion of such Defaulting Lender’s LC Exposure pursuant to Section 2.21(c), the Borrowers shall not be required to pay any fees pursuant to Section 2.12(b) with respect to such Defaulting Lender’s LC Exposure during the period such Defaulting Lender’s LC Exposure is cash collateralized;

(iv) if the LC Exposure of the non-Defaulting Lenders is reallocated pursuant to Section 2.21(c), then the fees payable to the Lenders pursuant to Section 2.12(a) and Section 2.12(b) shall be adjusted in accordance with such non-Defaulting Lenders’ Applicable Percentages; or

(v) if any Defaulting Lender’s LC Exposure is neither cash collateralized nor reallocated pursuant to Section 2.21(c), then, without prejudice to any rights or remedies of each Issuing Bank or any Lender hereunder, all facility fees that otherwise would have been payable to such Defaulting Lender (solely with respect to the portion of such Defaulting Lender’s Commitment that was utilized by such LC Exposure) and letter of credit fees payable under Section 2.12(b) with respect to such Defaulting Lender’s LC Exposure shall be payable to each Issuing Bank until such LC Exposure is cash collateralized and/or reallocated;

(d) so long as any Lender is a Defaulting Lender, no Issuing Bank shall be required to issue, amend or increase any Letter of Credit, unless it is satisfied that 100% of the related exposure will be covered by the Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by the Borrowers in accordance with Section 2.21(c) or pursuant to Section 2.21(e)(iii) or such other arrangements that are satisfactory to such Issuing Bank; and

(e) in the event and on the date that each of the Administrative Agent, each Borrower, each Issuing Bank and each Swingline Lender agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Swingline Exposure and LC Exposure of the other Lenders shall be readjusted to reflect the inclusion of such Lender’s Commitment and on such date such Lender shall purchase at par such of the Loans of the other Lenders (other than Swingline Loans) as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Applicable Percentage.

Section 2.22 Joint and Several Liability. Each Borrower is accepting joint and several liability with the other Borrowers hereunder and under the other Loan Documents in consideration of the financial accommodations to be provided by the Administrative Agent, the Collateral Agent, the UK Security Trustee, the Issuing Banks and the Lenders under this Agreement, for the mutual benefit, directly and indirectly, of each Borrower and in consideration of the undertakings of the other Borrowers to accept joint and several liability for the Obligations of each Borrower. Each Borrower, jointly and severally, hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Borrowers, with respect to the payment and performance of all of the Obligations (including any Obligations arising under this Section 2.22), it being the intention of the parties hereto that all the Obligations of the Borrowers shall be the joint and several obligations of each Borrower without preferences or distinction among them. If and to the extent that any Borrower shall fail to make any payment with respect to any of the Obligations as and when due or to perform any of the Obligations in accordance with the terms thereof, then in each such event the other Borrowers will make such payment with respect to, or perform, such Obligation. The Obligations of each Borrower under the provisions of this Section 2.22 constitute the absolute and unconditional, full recourse Obligations of each Borrower enforceable against each such Borrower to the full extent of its properties and assets, irrespective of the validity, regularity or enforceability of this Agreement or any other circumstances whatsoever. Nothing contained in this Section 2.22 shall effect the obligations of any Borrower or any other Loan Party under any other provision of this Agreement (including Article X hereof) or any other Loan Document.

Section 2.23 Special Provisions Relating to a Re-Denomination Event.

(a) On the date of the occurrence of a Re-Denomination Event, automatically in the case of an Event of Default under clause (h) or (i) of Article VII, or, in any other case, upon notice (which may be by e-mail) from the Administrative Agent to the Borrower Representative, (i) all then outstanding Loans denominated in a currency other than dollars and all LC Disbursements in respect of Letters of Credit issued for the account of any Person in a currency other than dollars, shall be automatically converted into Loans maintained in, and LC Disbursements owing by such Person in, dollars (in an amount equal to the Dollar Equivalent of the aggregate principal amount of the respective Loans or LC Disbursements on the date such Re-Denomination Event first occurred, which Loans or LC Disbursements (x) shall continue to be owed by such Person, (y) shall at all times thereafter be deemed to be Alternate Base Rate Loans and (z) shall be immediately due and payable on the date such Re-Denomination Event has occurred) and (ii) all principal, accrued and unpaid interest and other amounts owing with respect to such Loans and LC Disbursements shall be immediately due and payable in dollars, taking the Dollar Equivalent of such principal amount, accrued and unpaid interest and other amounts.

(b) Upon and after the occurrence of a Re-Denomination Event and, if applicable, delivery of the notice described in clause (a) above, all amounts from time to time accruing with respect to, and all amounts from time to time payable on account of, Loans denominated in a currency other than dollars (including, without limitation, any interest and other amounts which were accrued but unpaid on the date of such Re-Denomination Event) and LC Disbursements owing in a currency other than dollars shall be payable in dollars (taking the Dollar Equivalents of all such amounts on the date of the occurrence of the respective Re-Denomination Event, with all calculations for periods after the Re-Denomination Event being made as if the respective such Loans or LC Disbursements had originally been made in dollars) and shall be distributed by the Administrative Agent pursuant to the terms of the Loan Documents.

(c) The Administrative Agent will, as soon as practicable after the occurrence thereof, notify each Lender of any redenomination and conversion under this Section 2.23; provided that any failure to give such notice shall not affect the validity of such redenomination and conversion.

Section 2.24 Minimum interest payment – Swiss Withholding Tax.

(a) The rates of interest provided for in this Agreement are minimum interest rates.

(b) When entering into this Agreement, the parties hereto have assumed that the interest payable at the rates set out in Section 2.13 or in other Sections of this Agreement, if any, is not and will not become subject to Swiss Withholding Tax. This notwithstanding, if a Tax deduction or withholding is required by law in respect of any interest payable by a Swiss Loan Guarantor under any Loan Document and should it be unlawful for any Swiss Loan Guarantor to comply with Section 2.17(a) for any reason, where this would otherwise be required by the terms of Section 2.17 (a), then:

(i) the applicable interest rate in relation to that interest payment shall be the interest rate which would have applied to that interest payment as otherwise provided for by this Agreement, divided by one minus the rate at which the relevant Tax deduction or withholding is required to be made under Swiss domestic tax law and/or applicable double taxation treaties (where the rate at which the relevant Tax deduction or withholding is required to be made is for this purpose expressed as a fraction of one); and

(ii) the Swiss Loan Guarantor shall (A) pay the relevant interest at the adjusted rate in accordance with paragraph (i) above and (B) make the Tax deduction or withholding on the interest so recalculated, and all references to a rate of interest under the Loan Documents shall be construed accordingly.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Each Loan Party represents and warrants to the Lenders that:

Section 3.01 Organization; Powers. Each of the Loan Parties and each of its Restricted Subsidiaries is duly organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing (to the extent such concept exists in the relevant jurisdiction) in, every jurisdiction where such qualification is required.

Section 3.02 Authorization; Enforceability. The Transactions and, to the extent relevant to such Loan Party, the Refresco Transaction, are within each Loan Party’s organizational powers and have been duly authorized by all necessary organizational actions and, if required, actions by equity holders. The Loan Documents to which each Loan Party is a party have been duly executed and delivered by such Loan Party and constitute a legal, valid and binding obligation of such Loan Party, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 3.03 Governmental Approvals; No Conflicts. The Transactions (including the incurrence of Indebtedness on the date of each Borrowing or other extension of credit hereunder) and, to the extent relevant to such Loan Party, the Refresco Transaction, (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect and except for filings necessary to perfect Liens created pursuant to the Loan Documents, (b) will not violate any Requirement of Law applicable to any Loan Party or any of its Subsidiaries, (c) will not violate or result in a default under any indenture or other agreement governing Indebtedness or any other material agreement or other instrument binding upon any Loan Party or any of its Restricted Subsidiaries, or give rise to a right thereunder to require any payment to be made by any Loan Party or any of its Restricted Subsidiaries and (d) will not result in the creation or imposition of any Lien on any asset of any Loan Party or any of its Restricted Subsidiaries, except Liens created pursuant to the Loan Documents and Permitted Liens.

Section 3.04 Financial Condition; No Material Adverse Change.

(a) The Company has heretofore furnished to the Lenders the Company’s consolidated balance sheet and statements of income, stockholders equity and cash flows (i) as of and for the fiscal year ended December 31, 2016, reported on by PricewaterhouseCoopers LLP, independent public accountants, and (ii) as of and for the fiscal quarters and the portions of the fiscal year ended March 31, 2017, June 30, 2017, and September 31, 2017, certified by its chief financial officer. Such financial statements described in the preceding sentence present fairly, in all material respects, the financial position and results of operations and cash flows of the Company and its consolidated Subsidiaries as of such dates and for such periods in accordance with GAAP, subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above.

(b) No event, change or condition has occurred that has had, or could reasonably be expected to have, a Material Adverse Effect, since December 31, 2016.

Section 3.05 Properties.

(a) As of the Restatement Effective Date, Schedule 3.05(a) sets forth the address and the estate of each parcel of real property that is owned or leased by each Loan Party. Each of such leases and subleases is valid and enforceable in accordance with its terms and is in full force and effect, and no default by any party to any such lease or sublease exists except where the failure of such lease or sublease to be valid and enforceable or the existence of any such default could not reasonably be expected to result in a Material Adverse Effect. Each of the Loan Parties has good and indefeasible (or in the province of Ontario, Canada, marketable and insurable, or in the UK, good and marketable) title to, or valid leasehold interests in, all its real and personal property, except where the failure to have such title or interests, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. None of the real and personal property of any Loan Party is subject to any Lien, except for Permitted Liens.

(b) Each Loan Party owns, or is licensed to use, all Intellectual Property used in its business as currently conducted, except where the failure to own such Intellectual Property or possess such license, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. A correct and complete list of all (i) Intellectual Property owned by any Loan Party as of the Restatement Effective Date which is subject of a registration or application in (1) the United States Patent and Trademark Office or United States Copyright Office, (2) the Benelux Office for Intellectual Property, (3) the United Kingdom Intellectual Property Office, (4) the European Union Intellectual Property Office or European Patent Office, (5) the Canadian Intellectual Property Office, (6) the Netherlands Patent Office, or (7) the Luxembourg Office of Intellectual Property of the Ministry of Economy and Foreign Trade and (ii) material exclusive Intellectual Property license agreements under which any Loan Party is a licensee, as of the Restatement Effective Date, is set forth on Schedule 3.05(b) of the Confidential Disclosure Letter. The use of Intellectual Property by the Loan Parties and the conduct of the business of the Loan Parties, as currently conducted does not, to their knowledge, infringe upon or otherwise violate in any material respect the rights of any other Person, and there are no claims pending, or to the Loan Parties’ knowledge, threatened, to such effect. As of the Restatement Effective Date, the Loan Parties’ rights with respect to Intellectual Property owned by the Loan Parties are not subject to any licensing agreements or similar arrangement other than as set forth on Schedule 3.05(b) of the Confidential Disclosure Letter or as is not material to their business as currently conducted.

Section 3.06 Litigation and Environmental Matters.

(a) There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of any Loan Party, threatened against or affecting the Loan Parties or their Restricted Subsidiaries (i) which could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve this Agreement or the Transactions.

(b) (i) Except for the Disclosed Matters, neither any Loan Party nor any of its Subsidiaries (1) has received notice of any claim with respect to any Environmental Liability or (2) knows of any basis for any Environmental Liability that could, in the case of this clause (2), reasonably be expected to result in a Material Adverse Effect and (ii) except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither any Loan Party nor their Restricted Subsidiaries (1) has failed to comply with any applicable Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law or (2) has become subject to any Environmental Liability.

(c) Since the Restatement Effective Date, there has been no change in the status of the Disclosed Matters, in each case that, individually or in the aggregate, has resulted in, or could reasonably be expected to result in, a Material Adverse Effect.

Section 3.07 Compliance with Laws and Agreements. Each Loan Party and each of their Restricted Subsidiaries is in compliance with all Requirements of Law (other than Environmental Law, which is addressed by Section 3.06) applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing.

Section 3.08 Investment Company Status. Neither any Loan Party nor any of their respective Restricted Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

Section 3.09 Taxes. Each Loan Party and each of their Restricted Subsidiaries has timely filed or caused to be filed all material Tax returns and reports required to have been filed and has paid or caused to be paid all material Taxes required to have been paid by it, except Taxes that are being contested in good faith by appropriate proceedings and for which such Loan Party or Restricted Subsidiary has set aside on its books adequate reserves. No tax liens have been filed and no claims are being asserted with respect to any such taxes except where (a) such liens or claims are being contested in good faith by appropriate proceedings, (b) such Loan Party or Restricted Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) such liens or claims could not reasonably be expected to result in a Material Adverse Effect. Each of the Company and its Subsidiaries has withheld all employee withholdings and has made all employer contributions to be withheld and made by it pursuant to applicable law on account of the Canada and Quebec pension plans, employment insurance and employee income taxes. As of the Restatement Effective Date, no Taxes are imposed on, or by virtue of, the execution or delivery by Aimia Foods Limited of any Loan Document, other than payment of fees in connection with the registration of any Security Agreement as described in clause (c) of Section 3.16. Aimia Foods Limited is not required to make any deduction for or on account of Tax from any payment it may make under any Loan Document to a Lender which is (a) a UK Qualifying Lender (i) falling within paragraph (1) of the definition of “UK Qualifying Lender” or (ii) except where a Direction (as defined in Section 2.17(a)(ii)) has been given under section 931 of the UK Income Tax Act 2007 in relation to the payment concerned, falling within paragraph (2) of the definition of “UK Qualifying Lender”; or (b) a Treaty Lender and the payment is one specified in a direction given by the Commissioner of Revenue & Customs under Regulation 2 of the Double Taxation Relief (Taxes on Income) (General) Regulations 1970 (SI 1970/488). Each Borrower is resident for Tax purposes only in the jurisdiction of its establishment or incorporation as the case may be. None of the Dutch Co-Borrowers is part of a consolidated tax group, except if such group consists solely of Loan Parties.

Section 3.10 ERISA; Canadian Pension Plans; Benefit Plans.

(a) No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect.

(b) As of the Restatement Effective Date, Schedule 3.10 lists all Canadian Union Plans, Canadian Benefit Plans and Canadian Pension Plans currently maintained or contributed to by the Loan Parties and their Subsidiaries. The Canadian Pension Plans are duly registered under the ITA and all other applicable laws which require registration. Each Loan Party and each of their Subsidiaries has complied with and performed all of its obligations under and in respect of the Canadian Pension Plans and Canadian Benefit Plans under the terms thereof, any funding agreements and all applicable laws, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect. All employer and employee payments, contributions or premiums required to be remitted, paid to or in respect of each Canadian Pension Plan, Canadian Union Plan or Canadian Benefit Plan by a Loan Party have been paid in a timely fashion in accordance with the terms thereof, any funding agreement and all applicable laws, except where required by law or collective agreement or where the failure to do so could not reasonably be expected to result in a Material Adverse Effect. To the knowledge of any Loan Party, there have been no improper withdrawals or applications of the assets of the Canadian Pension Plans or the Canadian Benefit Plans. No promises of benefit improvements under the Canadian Pension Plans or the Canadian Benefit Plans have been made except where such improvement could not be reasonably expected to have a Material Adverse Effect. There has been no partial termination of any Canadian Defined Benefit Pension Plan and no facts or circumstances have occurred or existed that could result, or be reasonably anticipated to result, in the declaration of a partial termination of any such plan under Requirements of Law. Except as set forth on Schedule 3.10, there are no outstanding disputes concerning the assets of the Canadian Pension Plans, the Canadian Benefit Plans or, with respect to the Canadian Union Plans, there are no outstanding disputes involving any Loan Party, in each case that could reasonably be expected to have a Material Adverse Effect. As of the Restatement Effective Date, none of the Loan Parties sponsors any Canadian Defined Benefit Pension Plan or any other Canadian Pension Plan that requires the preparation of an actuarial report, except for the liabilities of Aquaterra under the Canadian Defined Benefit Pension Plan set forth on Schedule 3.10.

(c) None of the UK Co-Borrowers or any of their respective Subsidiaries is or has at any time after April 27, 2004 been (1) an employer (for the purposes of Sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pensions Schemes Act 1993), other than the UK Pension Scheme, or (2) “connected” with or an “associate” of (as those terms are used in Sections 39 and 43 of the Pensions Act 2004) such an employer.

(d) The Borrowers are not entities deemed to hold “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans.

Section 3.11 Disclosure. Each Borrower has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which it or any Subsidiary is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. None of the reports, financial statements, certificates or other information furnished by or on behalf of any Loan Party to the Administrative Agent or any Lender in connection with the Restatement Agreement, this Agreement or any other Loan Document (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, the Borrowers represent only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time delivered and, if such projected financial information was delivered prior to the Restatement Effective Date, as of the Restatement Effective Date.

Section 3.12 Material Agreements. Neither any Loan Party nor any of their respective Restricted Subsidiaries is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in (i) any material agreement to which it is a party or (ii) any agreement or instrument evidencing or governing Material Indebtedness except in each case, where such default could not reasonably be expected to result in a Material Adverse Effect.

Section 3.13 Solvency.

(a) (i) The fair value of the assets of each Loan Party, at a fair valuation, will exceed its debts and liabilities, subordinated, contingent or otherwise; (ii) the present fair saleable value of the property of each Loan Party will be greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) each Loan Party will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or fall due for payment; and (iv) each Loan Party will not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted after the Restatement Effective Date.

(b) No Loan Party intends to, and no Loan Party believes that it will, incur debts beyond its ability to pay such debts as they mature, or fall due for payment, taking into account the timing of and amounts of cash to be received by it and the timing of the amounts of cash to be payable on or in respect of its Indebtedness.

Section 3.14 Insurance. Schedule 3.14 of the Confidential Disclosure Letter sets forth a description of all insurance maintained by or on behalf of the Loan Parties as of the Restatement Effective Date. As of the Restatement Effective Date, all premiums in respect of such insurance or successor insurance policies have been paid. The Borrowers believe that the insurance maintained by or on behalf of the Loan Parties is adequate.

Section 3.15 Capitalization and Subsidiaries. As of the Restatement Effective Date, Schedule 3.15 sets forth (i) a correct and complete list of the name and relationship to the Company of each and all of the Company’s Subsidiaries, (ii) a true and complete listing of each class of each of the Borrowers’ authorized Equity Interests, of which all of such issued shares are validly issued, outstanding, fully paid and non-assessable (to the extent such concepts are applicable), and, in the case of Loan Parties (other than the Company) and their Subsidiaries owned beneficially and of record by the Persons identified on Schedule 3.15, and (iii) the type of entity of the Company and each of its Subsidiaries. Each of the issued and outstanding Equity Interests owned by any Loan Party in each of their Subsidiaries has been (to the extent such concepts are relevant with respect to such ownership interests) duly authorized and issued and is fully paid and non-assessable.

Section 3.16 Security Interest in Collateral. Subject to Section 5.18, the provisions of this Agreement and the other Loan Documents create legal and valid Liens on all the Collateral in favor of, as applicable, the UK Security Trustee or the Administrative Collateral Agent, for the benefit of the Administrative Collateral Agent and the Lenders, and upon filing of UCC financing statements (or their equivalent under the PPSA or other applicable laws), as necessary, the taking of actions or making of filings with respect to Intellectual Property registrations or applications issued or pending, and, in the case of real property, filing of the Mortgages as necessary, such Liens constitute perfected and continuing Liens on the Collateral, securing the Secured Obligations, enforceable against the applicable Loan Party and all third parties, and having priority over all other Liens on the Collateral except in the case of (a) Permitted Liens, to the extent any such Permitted Liens would have priority over the Liens in favor of the Administrative Collateral Agent or the UK Security Trustee, as applicable, pursuant to any applicable law, (b) Permitted Perfection Limitations ~~and~~, (c) Liens created by a UK Co-Borrower where (i) registration of particulars of such Liens at the Companies Registration Office in England, Scotland and Wales is required under Section 859A of the Companies Act of 2006, (ii) registration of particulars of such Liens at the Trade Marks Registry at the Patent Office in England, Scotland and Wales is required or (iii) registration of such Liens at the Land Registry or Land Charges Registry in England, Scotland and Wales is required and, in any such case, such registration is not duly effected~~.~~ and (d) Liens on the Term Priority Collateral securing the Secured Obligations at any time that Additional Senior Secured Indebtedness is outstanding, which Liens on the Term Priority Collateral securing the Secured Obligations shall be junior to the Liens on the Term Priority Collateral securing the obligations under such Additional Senior Secured Indebtedness in accordance with the terms of the Applicable Intercreditor Agreement.

Section 3.17 Employment Matters. As of the Restatement Effective Date, there are no strikes, lockouts or slowdowns, and no unfair labor practice charges, against any Loan Party and their Restricted Subsidiaries pending or, to the knowledge of the Borrowers, threatened. The hours worked by and payments made to employees of the Loan Parties and their Subsidiaries have not been in violation of the Fair Labor Standards Act, the Employee Standards Act (Ontario) or any other applicable federal, provincial, territorial, state, local or foreign law dealing with such matters, in each case in any material respect. All material payments due from any Loan Party or any Subsidiary, or for which any claim may be made against any Loan Party or any Subsidiary, on account of wages, vacation pay and employee health and welfare insurance and other benefits, including on account of the Canada and Quebec Pension Plans, have been paid or accrued as a liability on the books of the Loan Party or such Subsidiary.

Section 3.18 Common Enterprise. The successful operation and condition of each of the Loan Parties is dependent on the continued successful performance of the functions of the group of the Loan Parties as a whole and the successful operation of each of the Loan Parties is dependent on the successful performance and operation of each other Loan Party. Each Loan Party expects to derive benefit (and its board of directors or other governing body has determined that it may reasonably be expected to derive benefit), directly and indirectly, from (i) successful operations of each of the other Loan Parties and (ii) the credit extended by the Lenders to the Borrowers hereunder, both in their separate capacities and as members of the group of companies. Each Loan Party has determined that execution, delivery, and performance of this Agreement and any other Loan Documents to be executed by such Loan Party is within its purpose, will be of direct and indirect benefit to such Loan Party, and is in its best interest.

Section 3.19 Certain Material Indebtedness. The Borrowers have delivered to the Administrative Agent true, complete and correct copies of the 2016 Notes Documents and the 2017 Notes Documents (including all schedules, exhibits and annexes to each of the foregoing), and within two Business Days of the effectiveness thereof (or such later date as the Administrative Agent may agree in its Permitted Discretion), shall have delivered to the Administrative Agent true, complete and correct copies of each of the Additional Senior Secured Indebtedness Documents, the Additional Unsecured Indebtedness Documents, the Junior Secured Indebtedness Documents, the Replacement Notes Documents (including all schedules, exhibits and annexes thereto). The Loans and all other Secured Obligations of the Loan Parties under this Agreement and each of the other Loan Documents are permitted to be incurred under the 2016 Notes Documents, the 2017 Notes Documents, the Additional Senior Secured Indebtedness Documents, the Additional Unsecured Indebtedness Documents, the Junior Secured Indebtedness Documents, the Replacement Notes Documents (in each case to the extent that such documents are effective and the obligations thereunder have not been paid or discharged in full). This Agreement is within the definition of any or all of “ABL Facility”, “Bank Indebtedness”, “Credit Agreement”, and “First-Priority Obligation” (or similar defined terms), as applicable, under the 2016 Notes Documents, the 2017 Notes Documents, the Additional Senior Secured Indebtedness Documents, the Additional Unsecured Indebtedness Documents, the Junior Secured Indebtedness Documents and the Replacement Notes Documents (in each case to the extent that such documents are effective and the obligations thereunder have not been paid or discharged in full).

Section 3.20 Centre of Main Interests. For the purposes of the Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings (the “Regulation”), the centre of main interests (as that term is used in Article 3(1) of the Regulation) of each Loan Party incorporated in the European Union is situated in its jurisdiction of incorporation and it has no “establishment” (as that term is used in Article 2(h) of the Regulation) in any other jurisdiction.

Section 3.21 Stock Ownership. As of the Restatement Effective Date, the fair market value of all Permitted Margin Stock is less than $40,000.

Section 3.22 Unrestricted Subsidiaries. As of the Restatement Effective Date, the aggregate amount of EBITDA and total assets of all Unrestricted Subsidiaries, including the Unrestricted Subsidiaries listed on Schedule 1.01(b) (other than Decantae and the Eden Group) does not exceed 5.0% of EBITDA for the period of four fiscal quarters of the Company and its Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties as of the Restatement Effective Date) most recently ended for which financial statements have been or are required to have been delivered pursuant to Sections 5.01(a) or 5.01(b), as applicable, or 5.0% of consolidated total assets of the Company and its Subsidiaries as of the last day of such four fiscal quarter period.

Section 3.23 Anti-Corruption, Anti-Terrorism, and Anti-Money Laundering Laws, and Sanctions Laws and Regulations.

(a) Each Loan Party and its Subsidiaries and, to the best knowledge of each Loan Party, its Affiliates and their respective directors, officers, employees, and agents, in each case when such director, officer, employee or agent is acting on behalf of or purporting to act on behalf of any Loan Party, (i) conduct and has conducted their business in compliance with Anti-Corruption Laws and applicable Sanctions, (ii) have instituted and maintained, and will maintain and enforce, policies and procedures designed to promote and achieve compliance with such laws and applicable Sanctions, (iii) is not in violation of any applicable laws relating to terrorism or money laundering (“AML/Anti-Terrorism Laws”), including but not limited to, (x) the USA PATRIOT Act (y) any Requirement of Law comprising or implementing the Bank Secrecy Act of 1970, and (z) any Requirement of Law administered by the United States Department of the Treasury’s Office of Foreign Asset Control or any applicable Canadian Economic Sanctions and Export Control Laws (as any of the foregoing Laws described in this clause (iii) may from time to time be amended, renewed, extended, or replaced). No Borrowing or Letter of Credit, use of proceeds or other financing transaction contemplated by the Loan Documents will violate Anti-Corruption Laws or applicable Sanctions.

(b) None of the Loan Parties or their Subsidiaries or, to the best knowledge of each Loan Party, their Affiliates or their respective directors, officers, employees, agents or representatives acting or benefiting in any capacity in connection with this Agreement (i) is a Designated Person; (ii) is a Person that is owned or controlled by a Designated Person (the terms “owned” and “controlled” being defined as set forth in the applicable Sanctions (but only if such definitions are set forth in such Sanctions)); (iii) is, if in violation of Sanctions or applicable law, located, organized or resident in a Sanctioned Country; (iv) has directly or indirectly engaged in, or is now directly or indirectly engaged in, in each case in violation of applicable law, any dealings or transactions (1) with any Designated Person, (2) in any Sanctioned Country, or (3) otherwise in violation of Sanctions; or (v) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any applicable AML/Anti-Terrorism Law.

Section 3.24 Use of Proceeds. No part of the proceeds of any Loan and no Letter of Credit will be used, whether directly or indirectly, for any purpose that violates any of the Regulations of the Board, including Regulations T, U and X.

Section 3.25 EEA Financial Institutions. No Loan Party is an EEA Financial Institution.

Section 3.26 Beneficial Ownership Certification. As of the Amendment Agreement Effective Date, the information included in the Beneficial Ownership Certification, if any, provided on or prior to the Amendment Agreement Effective Date to any Lender in connection with this Agreement is true and correct in all respects.

ARTICLE IV

CONDITIONS

Section 4.01 Conditions to Amendment and Restatement. The amendment and restatement of the Existing Credit Agreement pursuant to the Restatement Agreement, and the obligations of the Lenders to make Loans and of the Issuing Banks to issue Letters of Credit hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.02):

(a) Credit Agreement and Loan Documents. The Administrative Agent (or its counsel) shall have received executed counterparts of each of the following, properly executed by an authorized officer of each applicable signing Loan Party, Agent, Issuing Bank and Lender, each in form and substance reasonably satisfactory to the Administrative Agent and each of the Lenders:

(i) the Restatement Agreement;

(ii) (x) the Reaffirmation Agreement; Grant and Amendment No. 4 to U.S. Security Agreement, dated as of the Restatement Effective Date (the “U.S. Reaffirmation”), and (y) the Reaffirmation Agreement; Grant and Amendment No. 4 to Canadian Security Agreement, dated as of the Restatement Effective Date;

(iii) the following English law Liens:

(A) a Debenture creating fixed and floating charges over all of their assets and undertaking by all of Restatement Loan Parties incorporated in England (as defined and referred to in the Restatement Agreement), together with such notices and acknowledgements, and similar documents to perfect any security over any such assets (in particular Accounts and bank accounts) as the Agent shall require;

(B) a mortgage over shares in Cott UK Acquisition Limited by the Company, together with the share certificate therefor and an undated stock transfer form executed by the Company in respect thereof;

(C) a fixed charge over intellectual property rights by the Company, Cott Beverages LLC and DS Services;

(D) a fixed charge over debts owing to Cott Beverages Luxembourg Sarl by Cott UK Acquisition Limited;

(E) a fixed charge over a bank account by Cott Switzerland GmbH, together with such notice and acknowledgement, and similar documents to perfect any security over any that bank account as the Agent shall require;

(iv) the Collateral Confirmation Agreement, dated as of the Restatement Effective Date, in respect of each Dutch Security Agreement;

(v) the Confirmation Agreement, dated as of the Restatement Effective Date, in respect of each Luxembourg Security Agreement;

(vi) the Swiss Quota Pledge Agreement and the Confirmation Agreement, dated as of the Restatement Effective Date, in respect of the Swiss Account Pledge Agreement;

(~~viii~~vii) updated Borrowing Base Certificates and an Aggregate Borrowing Base Certificate, dated the Restatement Effective Date, and certifying the Borrowing Base as of December 30, 2017 after giving effect to the Transactions and the Refresco Transaction;

(~~ix~~viii) to the extent applicable, a Note (or replacement Note) executed by each applicable Borrower in favor of each Lender that has requested a Note reasonably in advance of the Restatement Effective Date; and

(~~x~~ix) such amendments to, amendments and restatements of, confirmations or reaffirmations of, or supplements to, existing Security Agreements or other Loan Documents, such additional Security Agreements, Loan Documents, and other filings or actions, in each case as the Administrative Agent, the Administrative Collateral Agent or the UK Security Trustee may require in connection with the Transactions.

(b) Opinions. The Agents, the Issuing Banks, the Swingline Lenders and the Lenders shall have received opinions of counsel, in form and substance satisfactory to the Administrative Agent, relating to the Restatement Agreement, this Agreement, the Security Agreements, and the other Loan Documents.

(c) Corporate Documents. The Administrative Agent shall have received (i) a certificate of each Loan Party, dated the Restatement Effective Date and executed by its Secretary, Assistant Secretary or Director, which shall (A) certify the resolutions of its Board of Directors, members or other body authorizing the execution, delivery and performance of the Restatement Agreement, this Agreement, and the other Loan Documents to which it is a party, (B) identify by name and title and bear the signatures of the Financial Officers, as applicable, and any other officers of such Loan Party authorized to sign the Restatement Agreement, and the Loan Documents to which it is a party, and (C) contain appropriate attachments, including the certificate or articles of incorporation, articles of association or organization of such Loan Party, together with all amendments thereto except in the case where consolidated articles of association are provided, each certified by a Financial Officer of such Loan Party and the relevant authority of the jurisdiction of organization of such Loan Party and a true and correct copy of its by-laws, memorandum and articles of association or operating, management or partnership agreement (or other equivalent organizational documents), together with all amendments thereto, each certified by a Financial Officer of such Loan Party, and (ii) to the extent such concept exists in the relevant jurisdiction, a short form or long form certificate of good standing, status or compliance (or confirmation (including through legal opinion) that telephonic and online searches have been conducted at the English Central Index of Winding Up Petitions and UK Companies House (or similar authorities in other jurisdictions) respectively on the Restatement Effective Date with respect to the Loan Parties organized under the laws of England and Wales and, if applicable, the Netherlands and Luxembourg), as applicable, together with any bring-down certificates, confirmations or facsimiles, if any, for each Loan Party from its jurisdiction of organization, each dated a recent date on or prior to the Restatement Effective Date, and, for each Loan Party organized under the laws of Luxembourg, (x) an extract of the Register of Trade and Companies of Luxembourg for such Person and (y) a certificate of non-inscription of a judicial decision issued by the Register of Trade and Companies of Luxembourg in relation to each Loan Party incorporated in Luxembourg.

(d) Lien Search Results. The Administrative Agent shall have received the results of recent lien searches for each Loan Party prior to the Restatement Effective Date, in each of the jurisdictions reasonably requested by the Administrative Agent, and such search results or title reports shall reveal no Liens on any of the assets of the Loan Parties except for Permitted Liens or those discharged on or prior to the Restatement Effective Date pursuant to a pay-off letter or other documentation satisfactory to the Administrative Agent.

(e) Filings, Registrations and Recordings. Each document (including any Uniform Commercial Code and PPSA financing statement) required by the Collateral Documents or under law or reasonably requested by the Administrative Collateral Agent or the UK Security Trustee to be filed, registered or recorded in order to create, continue or preserve in favor of the Administrative Collateral Agent, for the benefit of the Lenders, or the UK Security Trustee, as applicable, a perfected Lien on the Collateral described therein, prior and superior in right to any other Person (other than with respect to Liens expressly permitted by Section 6.02), shall be delivered to the Administrative Agent in proper form for filing, registration or recordation.

(f) Disclosed Matters. The Administrative Agent shall have received a letter, dated as of the Restatement Effective Date, signed by a Financial Officer of the Borrower Representative and detailing the Disclosed Matters as of the Restatement Effective Date, which letter shall be made available to the Lenders.

(g) Funding Accounts. The Administrative Agent shall have received a written notice setting forth the deposit account(s) of the Borrowers (the “Funding Accounts”) to which the Administrative Agent, the Disbursement Agent and the Lenders are authorized by the Borrowers to transfer the proceeds of any Borrowings requested or authorized pursuant to this Agreement.

(h) No Default. No Default shall have occurred and be continuing under any Loan Document and no default or event of default shall have occurred and be continuing under any of the 2016 Notes Documents or the 2017 Notes Documents, in each case on or prior to the Restatement Effective Date.

(i) Representations and Warranties. Each of the representations and warranties contained in the Loan Documents are, in each case, true and correct in all material respects as of the Restatement Effective Date, except for any representation and warranty made as of an earlier date, which representation shall remain true and correct in all material respects as of such earlier date.

(j) Closing Certificate. The Administrative Agent shall have received a certificate, dated the Restatement Effective Date, signed by a Financial Officer of the Borrower Representative on behalf of each Loan Party and certifying, as of the Restatement Effective Date, (i) as to the matters set forth in clauses (h) and (i), above, and (ii) that the other conditions precedent set forth in Section 4.01 (other than the requirement in clause (n) below) shall have been satisfied as of such date.

(k) Solvency. The Administrative Agent shall have received a solvency certificate, in form and substance satisfactory to the Administrative Agent, from a Financial Officer;

(l) Insurance. The Administrative Agent shall have received evidence of insurance coverage in form, scope, and substance reasonably satisfactory to the Administrative Agent and otherwise in compliance with the applicable terms of the Loan Documents (including Section 5.09 of this Agreement and Section 4.11 of the applicable U.S. Security Agreement), including insurance certificates naming the Administrative Agent or the Administrative Collateral Agent as additional insured, loss payee or lender loss payable, as the case may be, under all insurance policies maintained by each Loan Party.

(m) Tax Withholding. The Administrative Agent shall have received a properly completed and signed IRS Form described in Section 2.17, as applicable, for each Loan Party or such other similar form as required under the laws of the relevant jurisdiction.

(n) USA PATRIOT Act. The Administrative Agent and each Lender shall have received (within a reasonable period of time prior to the Restatement Effective Date) all documentation and other information required by the Lenders and by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act.

(o) Other Documents. The Administrative Agent shall have received such other documents as the Administrative Agent, the Disbursement Agent, any Issuing Bank, any Lender or their respective counsel may have reasonably requested.

(p) Fees. The Lenders, the Collateral Agent and the Administrative Agent shall have received all fees required to be paid, including pursuant to the other Loan Document, and all expenses for which invoices have been presented (including the reasonable fees and expenses of legal counsel), on or before the Restatement Effective Date, including all fees required to be paid pursuant to the Fee Letters and all accrued interest and fees under this Agreement that has not been paid prior to the Restatement Effective Date.

(q) Confidential Disclosure Letter. The Administrative Agent shall have received the Confidential Disclosure Letter in form and substance satisfactory to it, dated the Restatement Effective Date and executed by a Financial Officer of the Borrower Representative.

(~~s~~r) Refresco Transaction.

(i) The Refresco Transaction shall have been consummated in accordance with the terms of the Refresco Share Purchase Agreement as in effect on the date hereof.

(ii) The Administrative Agent shall have received executed copies of (to the extent the same are required to be executed), and be satisfied with, all release documents reasonably required in connection with the Refresco Transaction, including, but not limited to, release documents and UCC-3 termination statements in respect of the Water Secured Notes, and evidence of the payment in full and/or redemption in full of the 2014 Notes and the Water Secured Notes.

Section 4.02 Each Credit Event. The effectiveness of this Agreement or the obligation of each Lender to make a Loan on the occasion of any Borrowing, and of each Issuing Bank to issue, amend, renew or extend any Letter of Credit, is subject to the satisfaction of the following conditions:

(a) The representations and warranties of the Borrowers and the other Loan Parties set forth in this Agreement and the other Loan Documents shall be true and correct in all material respects on and as of the date of such Borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, as applicable, except for any representation and warranty made as of an earlier date, which representation shall remain true and correct in all material respects as of such earlier date.

(b) At the time of and immediately after giving effect to such Borrowing or the issuance, amendment, renewal or extension of such Letter of Credit, as applicable, no Default shall have occurred and be continuing.

(c) After giving effect to any Borrowing or the issuance of any Letter of Credit, Aggregate Availability is not less than zero.

(d) The Indebtedness hereunder, including any Loan made or Letter of Credit issued on such date (and all reimbursement and other obligations in respect thereof), is permitted Indebtedness under the 2016 Indenture, the 2017 Indenture, the Additional Senior Secured Indebtedness Documents, the Additional Unsecured Indebtedness Documents, the Junior Secured Indebtedness Documents and each Replacement Indenture (in each case to the extent that such indenture is effective and the obligations thereunder have not been paid or discharged in full).

(e) If the aggregate amount of Loans and Letters of Credit outstanding under this Agreement shall exceed $450,000,000 at the time of and immediately after giving effect to such Borrowing or the issuance, amendment, renewal or extension of such Letter of Credit, as applicable (and at any other time that the Administrative Agent may request in its Permitted Discretion), the Administrative Agent shall have received a certificate together with such

Borrowing Request or Letter of Credit Request, in each case signed by a Financial Officer of the Borrower Representative (together with such support therefor as the Administrative Agent may reasonably request), (i) certifying that, at the time of and immediately after giving effect to such Borrowing or the issuance, amendment, renewal or extension of such Letter of Credit, as applicable, such Borrowing or the issuance, amendment, renewal or extension of such Letter of Credit is permitted under the 2016 Indenture, the 2017 Indenture, the Additional Senior Secured Indebtedness Documents, the Additional Unsecured Indebtedness Documents, the Junior Secured Indebtedness Documents and each Replacement Indenture (in each case to the extent that such indenture is effective and the obligations thereunder have not been paid or discharged in full) and (ii) setting forth and certifying as to reasonably detailed calculations of the permitted Indebtedness baskets under the 2016 Indenture, the 2017 Indenture, the Additional Senior Secured Indebtedness Documents, the Additional Unsecured Indebtedness Documents, the Junior Secured Indebtedness Documents, and similar calculations under each Replacement Indenture (in each case to the extent that such indenture is effective and the obligations thereunder have not been paid or discharged in full) at the time of and immediately after giving effect to such Borrowing or the issuance, amendment, renewal or extension of such Letter of Credit, as applicable, which calculations shall be satisfactory to the Administrative Agent in its Permitted Discretion.

(f) After giving effect to any Borrowing or the issuance of any Letter of Credit, any mortgage tax incurred by any Loan Party as a result of such Borrowing or such issuance that is or would be required to be paid in order for the Administrative Collateral Agent to validly enforce its Lien on any real property so mortgaged shall have been fully paid by the applicable Loan Party on or prior to the date that such Borrowing or such issuance is made.

Each Borrowing and each issuance, amendment, renewal or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Borrowers on the date thereof as to the matters specified in paragraphs (a), (b), (c), (d) and (f) of this Section.

Notwithstanding the failure to satisfy the conditions precedent set forth in paragraphs (a) or (b) of this Section, unless otherwise directed by the Required Lenders, the Administrative Agent may, but shall have no obligation to, continue to make (or authorize a Disbursement Agent to make) Loans and an Issuing Bank may, but shall have no obligation to, issue or cause to be issued any Letter of Credit (or amend, renew or extend any Letter of Credit) for the ratable account and risk of Lenders from time to time if the Administrative Agent believes that making such Loans or issuing or causing to be issued (or amending, renewing or extending) any such Letter of Credit is in the best interests of the Lenders.

ARTICLE V

AFFIRMATIVE COVENANTS

Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full (except for contingent indemnification obligations for which no claim has been made) and all Letters of Credit shall have expired or terminated (or have been cash collateralized in accordance with Section 2.06(j) hereof or otherwise backstopped by a letter of credit or other arrangements satisfactory to the applicable Issuing Bank) and all LC Disbursements shall have been reimbursed, each Loan Party executing this Agreement covenants and agrees, jointly and severally with all of the Loan Parties, with the Lenders that:

Section 5.01 Financial Statements; Borrowing Base and Other Information. The Borrowers will furnish to the Administrative Agent (to be made available by the Administrative Agent to each Lender either by posting such documents on Intralinks or other electronic transmission system or by other method selected by the Administrative Agent) the following information:

(a) within 90 days after the end of each fiscal year of the Company, its audited consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by PricewaterhouseCoopers LLP or other independent public accountants reasonably acceptable to the Required Lenders (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Company and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, accompanied by any management letter prepared by said accountants (it being understood that the information required by this Section 5.01(a) may be furnished in the form of the Company’s annual report on Form 10-K filed with the United States Securities and Exchange Commission for the applicable fiscal year (so long as the financial statements and independent public accountants report thereon comply with the requirements set forth above));

(b) within 45 days after the end of each of the first three fiscal quarters of the Company, its consolidated and consolidating balance sheet and related statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by one of the Financial Officers of the Borrower Representative as presenting fairly in all material respects the financial condition and results of operations of the Company and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes (it being understood that the information required by this Section 5.01(b) may be furnished in the form of the Company’s quarterly report on Form 10-Q filed with the United States Securities and Exchange Commission for the applicable fiscal quarter (so long as the financial statements and certification thereof comply with the requirements set forth above));

(c) within 30 days after the end of each fiscal month of the Company, its consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal month and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by one of the Financial Officers of the Borrower Representative as presenting fairly in all material respects the financial condition and results of operations of the Company and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes; provided that financial statements shall be deliverable under this clause (c) only for the period(s) commencing on such date, if any, as Aggregate Availability is less than the greater of (I) 12.5% of the aggregate amount of all Commitments at such time and (II) $25,000,000 and ending on such date, if any, as Aggregate Availability is at least the greater of (I) 12.5% of the aggregate amount of all Commitments at such time and (II) $25,000,000 for a period of 10 consecutive Business Days.

(d) concurrently with any delivery of financial statements under clause (a) or (b) or (c) above, a certificate of a Financial Officer or Treasurer of the Borrower Representative in substantially the form of Exhibit C (a “Compliance Certificate”) (i) certifying, in the case of the financial statements delivered under clause (b) or (c), as presenting fairly in all material respects the financial condition and results of operations of the Company and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes, (ii) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (iii) in the case of financial statements delivered under clause (a) or (b) above, setting forth reasonably detailed calculations of (x) the Fixed Charge Coverage Ratio for the fiscal quarter most recently ended and, if applicable, demonstrating compliance with Section 6.13, and (y) the Consolidated Leverage Ratio as of the last day of the fiscal quarter most recently ended, and (iv) stating whether any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.04 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(e) [reserved;]

(f) as soon as available, but in any event not more than 45 days after the commencement of each fiscal year of the Company, a copy of the plan and forecast (including a projected balance sheet, income statement and funds flow statement in form acceptable to the Administrative Agent) of the Company for each month of the upcoming fiscal year (the “Projections”) in form reasonably satisfactory to the Administrative Agent;

(g) (i) from and after the Restatement Effective Date until the date of the first Borrowing to occur after the Restatement Effective Date, no later than the earlier of (x) the date that is 15 days after the end of each calendar quarter and (y) the date that is three Business Days prior to the date of the first Borrowing to occur after the Restatement Effective Date, in the case of clauses (x) and (y), the Company shall deliver an Aggregate Borrowing Base Certificate to the Administrative Agent (and shall comply with the Additional Reporting Requirements), each of which shall cover the calendar month most recently ended (or, in the case of an Aggregate Borrowing Base Certificate delivered pursuant to clause (y), the calendar month ended at least 15 days prior to the date of such Borrowing if an Aggregate Borrowing Base Certificate has not been delivered for the calendar month most recently ended), or (ii) thereafter, as soon as available but in any event within 15 days of the end of each calendar month, and at such other times as may be requested by the Collateral Agent, as of the period then ended (but, in the case of the PP&E Component, as of the 15th day of the current calendar month), an Aggregate Borrowing Base Certificate, together with a Borrowing Base Certificate for each Borrowing Base Contributor which calculates such Borrowing Base Contributor’s Borrowing Base, and supporting information in connection therewith, together with any additional reports with respect to the Aggregate

Borrowing Base or any Borrowing Base of a Borrowing Base Contributor as the Collateral Agent may reasonably request (collectively, the “Additional Reporting Requirements”); and the PP&E Component of the Borrowing Bases and the Aggregate Borrowing Base shall be updated (i) from time to time upon receipt of periodic valuation updates received from the Collateral Agent’s asset valuation experts, (ii) concurrent with the sale or commitment to sell any assets constituting part of the PP&E Component, (iii) in the event such assets are idled for a period in excess of ten (10) consecutive days for any reason other than routine maintenance or repairs, reconfiguration or due to seasonal production in the ordinary course of business, (iv) from time to time upon the written request of the Borrower Representative to the Administrative Agent solely for the purpose of permanently removing assets from the PP&E Component, or (v) in the event that the value of such assets is otherwise impaired, as determined in the Collateral Agent’s Permitted Discretion; provided that (A) if on any date Aggregate Availability shall for a period of 5 consecutive Business Days be less than the greater of (1) the Borrowing Base Reporting Trigger Level at such time and (2) $22,500,000, then for the period(s) commencing on any such date and ending on the date, if any, on which Aggregate Availability is equal to or greater than the greater of (y) the Borrowing Base Reporting Trigger Level at such time and (z) $22,500,000, for a period of 10 consecutive Business Days, or (B) if requested by the Administrative Agent, the Collateral Agent or the Required Lenders, during any period that an Event of Default is continuing, the Borrower Representative will be required to furnish an Aggregate Borrowing Base Certificate, Borrowing Base Certificates for each Borrowing Base Contributor and supporting information in connection therewith to the Collateral Agent as soon as available but in any event within 3 Business Days after the end of each calendar week, and at such other times as may be requested by the Collateral Agent, as of the period then ended; notwithstanding anything to the contrary in this Section 5.01(g) (and in addition to the requirements under clause (ii) above), no later than one Business Day prior to the consummation of an asset sale (or merger, consolidation or amalgamation that constitutes an asset sale) permitted pursuant to Section 6.05 (and, if applicable, Section 6.03) (or such later date as the Administrative Agent may agree in its sole discretion) of (I) Collateral (other than Inventory sold pursuant to Section 6.05(a)) that is included in any Borrowing Base with a value in excess of $5,000,000 (measured at the time of such transaction) to any Person other than a Borrowing Base Contributor or (II) any Qualified Equity Interests of a Borrowing Base Contributor (other than the Company) to any Person other than a Borrower, a Borrowing Base Contributor or any Loan Party that holds the Equity Interests in such Person immediately prior to the date of such transaction, that results in the disposition of Collateral that is included in any Borrowing Base with a value in excess of $5,000,000 (measured at the time of such transaction), then in each case the Borrower Representative shall deliver to the Administrative Agent a revision to the Borrowing Base Certificates and the Aggregate Borrowing Base Certificate most recently delivered to the Administrative Agent in accordance with the terms of this Agreement demonstrating the effect of such transaction on each Borrowing Base (on a Pro Forma Basis), and shall, in each case, thereafter deliver such supporting information as may be reasonably requested by the Administrative Agent; provided, further, that so long as any liabilities existing under Aquaterra’s Canadian Defined Benefit Pension Plan, the Aggregate Borrowing Base Certificate and Aquaterra’s Borrowing Base Certificate shall include the Aquaterra Pension Reserves;

(h) as soon as available but in any event within 20 days of the end of each calendar month and at such other times as may be reasonably requested by the Collateral Agent, as of the period then ended, all delivered electronically in a text formatted file reasonably acceptable to the Collateral Agent:

(i) a detailed aging of each Borrowing Base Contributor’s, as applicable, Accounts (1) including a listing of all invoices aged by invoice date and due date (with an explanation of the terms offered) and (2) reconciled to the Aggregate Borrowing Base Certificate and the Borrowing Base Certificate of such Borrowing Base Contributor delivered as of such date prepared in a manner reasonably acceptable to the Collateral Agent, together with a summary specifying the name, address, and balance due for each Account Debtor;

(ii) a schedule detailing each Borrowing Base Contributor’s Inventory, in form satisfactory to the Collateral Agent, (1) by location (showing Inventory in transit, any Inventory located with a third party under any consignment, bailee arrangement, or warehouse agreement), by class (raw material, work-in-process and finished goods), by product type, and by volume on hand, which Inventory shall be valued at the lower of cost (determined on a first-in, first-out basis) or market and adjusted for Reserves as the Collateral Agent has previously indicated to the Borrower Representative are deemed by the Collateral Agent to be appropriate, (2) including a report of any variances or other results of Inventory counts performed by such Borrowing Base Contributor since the last Inventory schedule (including information regarding sales or other reductions, additions, returns, credits issued by such Borrowing Base Contributor and complaints and claims made against such Borrowing Base Contributor), and (3) reconciled to the Aggregate Borrowing Base Certificate and the Borrowing Base Certificate of such Borrowing Base Contributor delivered as of such date;

(iii) a worksheet of calculations prepared by each Borrowing Base Contributor to determine Eligible Accounts and Eligible Inventory, such worksheets detailing the Accounts and Inventory excluded from Eligible Accounts and Eligible Inventory and the reason for such exclusion;

(iv) a reconciliation of each Borrowing Base Contributor’s, as applicable, Accounts and Inventory between the amounts shown in such Borrowing Base Contributor’s general ledger and financial statements and the reports delivered pursuant to clauses (i) and (ii) above; and

(v) a reconciliation of the loan balance per each Borrowing Base Contributor’s general ledger to the loan balance under this Agreement;

(i) as soon as available but in any event within 15 days of the end of each calendar month and at such other times as may be requested by the Collateral Agent, as of the month then ended, a schedule and aging of the Borrowing Base Contributor’s accounts payable, delivered electronically in a text formatted file acceptable to the Collateral Agent;

(j) promptly upon the Collateral Agent’s reasonable request:

(i) copies of invoices in connection with the invoices issued by the Borrowing Base Contributors in connection with any Accounts, credit memos, shipping and delivery documents, and other information related thereto;

(ii) copies of purchase orders, invoices, and shipping and delivery documents in connection with any Inventory or Equipment purchased by any Loan Party; and

(iii) a schedule detailing the balance of all intercompany accounts of the Loan Parties and their Restricted Subsidiaries;

(k) concurrently with any delivery of an Aggregate Borrowing Base Certificate under clause (g) above, and at such other times as may be requested by the Collateral Agent, as of the period then ended, the Borrowing Base Contributors’ sales journal, cash receipts journal (identifying trade and non-trade cash receipts) and debit memo/credit memo journal;

(l) concurrently with the delivery of a certificate of a Financial Officer pursuant to Section 5.01(d) for the first and third quarters of each fiscal year of the Company, an updated Customer List;

(m) (i) as soon as possible and in any event within 15 days after the end of each calendar month, a detailed listing of all advances of proceeds of Loans requested by the Borrower Representative for each Borrower during the immediately preceding calendar month and (ii) concurrently with the delivery of each certificate of a Financial Officer pursuant to Section 5.01(d), a detailed listing of all intercompany loans made by any of the Loan Parties or their Restricted Subsidiaries during the applicable calendar month or quarter;

(n) concurrently with the delivery of a certificate of a Financial Officer pursuant to Section 5.01(d) for the first and third quarters of each fiscal year of the Company (or as soon thereafter as is practicable if an order has been placed by each U.S. Co-Borrower to obtain the same prior to the date of the delivery of such certificate), certificates of good standing for each U.S. Co-Borrower from the appropriate governmental officer in each U.S. Co-Borrower’s jurisdiction of incorporation;

(o) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by any Borrower or any Subsidiary with the Securities and Exchange Commission or any other U.S. or Canadian federal or provincial securities commission, or any Governmental Authority succeeding to any or all of the functions of any such commission, or with any national securities exchange, or distributed by any Borrower to its shareholders generally, as the case may be; provided that information required to be delivered pursuant to this Section 5.01(o) shall be deemed to have been delivered to the Administrative Agent on the date on which the Borrower Representative provides written notice or an automatic e-mail link to the Administrative Agent that such information has been posted on the Company’s website on the Internet at http://www.cott.com/for-investors/overview or is available via the EDGAR system of the United States Securities and Exchange Commission on the Internet (to the extent such information has been posted or is available as described in such notice);

(p) concurrently with the delivery of each certificate of a Financial Officer pursuant to Section 5.01(d) that is delivered in connection with the delivery of financial statements under Section 5.01(a), and at such other times as may be reasonably requested by the Collateral Agent, a list of (i) all Intellectual Property owned by the Loan Parties which is the subject of a registration or application in any intellectual property registry and has been acquired, filed or issued since the previous update was provided to the Administrative Agent and (ii) any material exclusive licenses of Intellectual Property under which any Loan Party has become a licensee since the last update provided to the Collateral Agent;

(q) concurrently with the delivery of each certificate of a Financial Officer pursuant to Section 5.01(d) that is delivered in connection with the delivery of financial statements under Section 5.01(a) or 5.01(b), (i) a calculation of (x) EBITDA for the period of four fiscal quarters of the Company and its Subsidiaries most recently ended for which financial statements have been or are required to have been delivered pursuant to Sections 5.01(a) or 5.01(b), as applicable, and (y) consolidated total assets of the Company and its Subsidiaries as at the last day of such four fiscal quarter period and (ii) reasonably detailed calculations demonstrating compliance with the limitations set forth in Section 5.13(a)(iii);

(r) promptly following any request therefor, (i) such other information regarding the operations, business affairs and financial condition of any Borrower or any Subsidiary, or compliance with the terms of this Agreement as the Collateral Agent or the Administrative Agent (on behalf of itself or any Lender) may reasonably request, and (ii) information and documentation reasonably requested by the Administrative Agent or any Lender for purposes of compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Beneficial Ownership Regulation; and

(s) promptly after the effectiveness thereof, copies of (i) each 2016 Notes Document, (ii) each 2017 Notes Document, and (iii) each Additional Senior Secured Indebtedness Document, Additional Unsecured Indebtedness Document, and Junior Secured Indebtedness Document, (iv) any amendments, restatements, supplements or other modifications to any Additional Senior Secured Indebtedness Document, Additional Unsecured Indebtedness Document, Junior Secured Indebtedness Document, any 2016 Notes Document, or any 2017 Notes Document.

Section 5.02 Notices of Material Events. The Borrowers will furnish to the Administrative Agent, for further delivery to each Lender, as applicable, prompt written notice of the following:

(a) the occurrence of any Default;

(b) receipt of any notice of any governmental investigation or any litigation or proceeding commenced or threatened against any Loan Party or any of their respective Restricted Subsidiaries that (i) seeks damages in excess of $20,000,000, (ii) seeks injunctive relief which, if granted, could reasonably be expected to result in a Material Adverse Effect, (iii) is asserted or instituted against any Plan, Canadian Benefit Plan, Canadian Pension Plan, its fiduciaries or its assets and which could reasonably be expected to result in a Material Adverse Effect, (iv) alleges criminal misconduct by any Loan Party or any of their respective Restricted Subsidiaries, (v) alleges the violation of any law regarding, or seeks remedies in connection with, any Environmental Laws and which could reasonably be expected to result in a Material Adverse Effect, (vi) contests any tax, fee, assessment, or other governmental charge in excess of $20,000,000, or (vii) involves any material product recall;

(c) any loss, damage, or destruction to the Collateral in the amount of $5,000,000 or more per occurrence or related occurrences, whether or not covered by insurance;

(d) any and all default notices received under or with respect to any leased location or public warehouse where Collateral in the amount of $5,000,000 or more included in the Aggregate Borrowing Base (or which would be included but for such notice) is located (which shall be delivered within five Business Days after receipt thereof (or such later date as the Administrative Agent may agree in its sole discretion)) alleging non-payment of rent or other amounts due in excess of one months’ rent to the relevant landlord or warehouseman or any other material default;

(e) notwithstanding the forgoing, the Borrower Representative will, within five Business Days, furnish to the Administrative Agent written notice of the fact that a Loan Party has entered into a Swap Agreement or an amendment to a Swap Agreement, together with a description (including nature and amount) of the terms of such Swap Agreement or amendment, as the case may be;

(f) the occurrence of any ERISA Event or breach of the representations and warranties in Section 3.10 that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability of the Borrowers and their Subsidiaries in an aggregate amount exceeding $10,000,000; and

(g) any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the Borrower Representative setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

Section 5.03 Existence; Conduct of Business. Each Loan Party will, and will cause each of its Restricted Subsidiaries to, (a) do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and, except where any of the following could not reasonably be expected to result in a Material Adverse Effect, the rights, qualifications, franchises, governmental authorizations, intellectual property rights, licenses and permits used or useful in the conduct of its business, and all requisite authority to conduct its business in each jurisdiction in which its business is conducted; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 6.03 and (b) engage only in Permitted Businesses.

Section 5.04 Payment of Obligations. Each Loan Party will, and will cause each of its Restricted Subsidiaries to, pay or discharge all material Taxes before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) such Loan Party or Restricted Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

Section 5.05 Maintenance of Properties. Each Loan Party will, and will cause each of its Restricted Subsidiaries to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

Section 5.06 Books and Records; Inspection Rights. Each Loan Party will, and will cause each of its Restricted Subsidiaries to, (i) keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities and (ii) permit any representatives designated by the Administrative Agent and/or the Collateral Agent and, after the occurrence and during the continuance of an Event of Default, any Lender (including employees of the Administrative Agent and/or the Collateral Agent, and, after the occurrence and during the continuance of an Event of Default, any Lender, or any consultants, accountants, lawyers and appraisers retained by the Administrative Agent and/or the Collateral Agent), upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, including environmental assessment reports and Phase I or Phase II studies, and to discuss its affairs, finances and condition with its officers and independent accountants (so long as management of the Borrower Representative is permitted to be present), all at such reasonable times and as often as reasonably requested; provided that so long as no Event of Default has occurred and is continuing, only one such inspection shall be at the expense of the Loan Parties (and such inspection shall not be considered in any limitation on appraisals and field examinations at the expense of the Loan Parties as provided in Section 5.11). After the occurrence and during the continuance of any Event of Default, each Loan Party shall provide the Administrative Agent and/or the Collateral Agent (which may be accompanied by the Lenders) with access to its suppliers. The Loan Parties acknowledge that the Administrative Agent and/or the Collateral Agent, after exercising its rights of inspection, may prepare and distribute to the Lenders certain Reports pertaining to the Loan Parties’ and their respective Subsidiaries’ assets for internal use by the Administrative Agent, the Collateral Agent and the Lenders.

Section 5.07 Compliance with Laws.

(a) Each Loan Party will, and will cause each of its Restricted Subsidiaries to, comply with all Requirements of Law applicable to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(b) U.S. and Canadian Pension Plans and Benefit Plans.

(i) For each existing, or hereafter adopted, Plan, Canadian Pension Plan, Canadian Union Plan and Canadian Benefit Plan, each Loan Party will, and will cause each Subsidiary to, in a timely fashion comply with and perform in all material respects all of its obligations under and in respect of such Plan, Canadian Pension Plan, Canadian Union Plan or Canadian Benefit Plan, including under any funding agreements and all applicable laws.

(ii) All material amounts (and any amounts which failure to remit or pay would give rise to a Lien) of employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of each Plan, Canadian Pension Plan, Canadian Union Plan or Canadian Benefit Plan required to be paid by a Loan Party or a Restricted Subsidiary shall be paid or remitted by such Loan Party and such Subsidiary in a timely fashion in accordance with the terms thereof, any funding agreements and all applicable laws.

(iii) The Loan Parties shall deliver to each Lender (i) if requested by such Lender, copies of each annual and other return, report or valuation with respect to each Plan and Canadian Pension Plan as filed with any applicable Governmental Authority; (ii) promptly after receipt thereof, a copy of any material direction, order, notice, ruling or opinion that any Loan Party or any Subsidiary of any Loan Party may receive from any applicable Governmental Authority with respect to any Plan or Canadian Pension Plan; (iii) notification within 30 days of any increases having a cost to one or more of the Loan Parties and their Subsidiaries in excess of $1,000,000 per annum in the aggregate, in the benefits of any existing Plan, Canadian Pension Plan or Canadian Benefit Plan, or the establishment of any new Plan, Canadian Pension Plan or Canadian Benefit Plan, or the commencement of contributions to any such plan to which any Loan Party was not previously contributing; and (iv) notification within 30 days of any voluntary or involuntary termination of, or participation in, a Plan, Canadian Pension Plan or Canadian Union Plan. No Loan Party shall (A) contribute to or assume an obligation to contribute to or have any liability under any Canadian Defined Benefit Pension Plan or (B) acquire an interest in any Person that sponsors, maintains or contributes to or at any time in the five-year period preceding such acquisition has sponsored, maintained, or contributed to a Canadian Defined Benefit Pension Plan, except, in each case, for the liabilities of Aquaterra under the Canadian Defined Benefit Pension Plan set forth on Schedule 3.10.

(c) UK Pension Plans and Benefit Plans.

(i) Each UK Co-Borrower shall ensure that all pension schemes registered in the UK, operated or maintained for the benefit of members of it or its Subsidiaries and/or any of their employees comply in all material respects with the requirements of Section 222 of the Pensions Act 2004 and that no action or omission is taken by such UK Co-Borrower, any of its Subsidiaries or any Loan Party in relation to such a pension scheme which has or is reasonably likely to have a Material Adverse Effect (including, without limitation, the termination or commencement of winding-up proceedings of any such pension scheme or such UK Co-Borrower or any of its Subsidiaries ceasing to employ any member of such a pension scheme).

(ii) Each UK Co-Borrower shall ensure that neither it nor any of its Subsidiaries is or has been at any time after April 27, 2004 an employer (for the purposes of Sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pension Schemes Act 1993), other than the UK Pension Scheme, or “connected” with or an “associate” of (as those terms are used in Sections 39 and 43 of the Pensions Act 2004) such an employer.

(iii) Each UK Co-Borrower shall deliver to the Administrative Agent at such times as those reports are prepared in order to comply with the then current statutory or auditing requirements (as applicable either to the trustees of any relevant schemes or to such UK Co-Borrower), actuarial reports in relation to all pension schemes mentioned in Section 5.07(c)(i) above.

(iv) Each UK Co-Borrower shall promptly notify the Administrative Agent of any material change in the rate of contributions to any pension schemes mentioned in Section 5.07(c)(i) above paid or which results in a change to the schedule of contributions in accordance with Section 227 of the Pensions Act 2004 or in accordance with Section 56 of the Pensions Act 1995, as applicable, if the same could reasonably be expected to result in a Material Adverse Effect.

(v) Each UK Co-Borrower shall promptly notify the Administrative Agent of any investigation or proposed investigation by the Pensions Regulator (being the body corporate so entitled established under Part I of the Pensions Act 2004) which could reasonably be expected to lead to the issue by the Pensions Regulator of a Financial Support Direction under Section 43 of the Pensions Act 2004 or a Contribution Notice under Section 38 or Section 47 of the Pensions Act 2004 to it or any of its Subsidiaries. Each UK Co-Borrower shall immediately notify the Administrative Agent if it or any of its Subsidiaries receives such a Financial Support Direction or Contribution Notice from the Pensions Regulator.

(d) Dutch Pension Plans.

(i) Each Loan Party that is incorporated in the Netherlands shall ensure that any pension scheme in respect such Loan Party’s employees entitled to a pension complies with the applicable legal and contractual requirements, where failure to comply has or is reasonably likely to result in a Material Adverse Effect.

(ii) Each Loan Party that is incorporated in the Netherlands shall pay all premiums and other costs payable in respect of the Pension schemes referred to under clause (i) above when they fall due and such Loan Party shall ensure that no claims in respect of back service will arise, where failure to pay such amount or existence of a back service claim has or is reasonably likely to result in a Material Adverse Effect.

(e) Environmental Covenant. The Loan Parties shall and shall cause each Restricted Subsidiary to (i) be at all times in compliance with all Environmental Laws, and (ii) similarly ensure that the assets and operations are in compliance with all Environmental Laws and that no Hazardous Materials are, contrary to any Environmental Laws, discharged, emitted, released, generated, used, stored, managed, transported or otherwise dealt with, except, in each case, where failure to comply with such Environmental Laws could not reasonably be expected to have a Material Adverse Effect.

Section 5.08 Use of Proceeds.

(a) The proceeds of the Loans will be used only (i) to pay fees, costs and expenses and effect refinancings in connection with the Transactions, the Refresco Sale Note Offers and the Refresco Transaction and (ii) for working capital needs and general corporate purposes, including Permitted Acquisitions; provided that no part of the proceeds of any Loan and no Letter of Credit will be used, whether directly or indirectly, for any purpose that violates any of the Regulations of the Board, including Regulations T, U and X.

(b) The Loan Parties shall ensure that the proceeds of any Loans and any LC Disbursements shall not be used and no Letter of Credit shall be issued, in each case in a manner that would constitute a “use of proceeds in Switzerland” as interpreted by the Swiss Federal Tax Administration for purposes of Swiss Withholding Tax, unless a written confirmation or countersigned tax ruling application from the Swiss Federal Tax Administration has been obtained by Cott Switzerland GmbH and any other Swiss Loan Guarantor (in form and substance satisfactory to the Administrative Agent) and delivered in advance to the Administrative Agent, confirming that such use does not result in a situation where Swiss Withholding Tax is due on interest owed under any Secured Obligations.

Section 5.09 Insurance. Each Loan Party will, and will cause each Restricted Subsidiary to, maintain with financially sound and reputable carriers having a financial strength rating of at least A- by A.M. Best Company (a) insurance in such amounts (with no greater risk retention) and against such risks and such other hazards, as is customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations and (b) all insurance required pursuant to the Collateral Documents, or (in the case of Loan Parties and Subsidiaries located outside of the United States), such other insurance maintained with other carriers as is satisfactory to the Administrative Agent in its Permitted Discretion. With respect to parcels of real property covered by the Mortgages which lie in an area designated as having special flood hazards by the Federal Emergency Management Agency or any successor agency thereto, the Loan Parties maintain flood insurance in amounts and on terms in accordance with the Flood Laws, which flood insurance shall be reasonably satisfactory to all Lenders. The Borrowers will furnish to the Lenders, upon request of the Administrative Agent, information in reasonable detail as to the insurance so maintained. The Borrowers shall require all such policies applicable to the Loan Parties to name the Administrative Collateral Agent, on behalf of itself and the Lenders, as additional insured or loss payee, as applicable~~.~~; provided, however, that solely with respect to policies applicable to any Loan Party acquired in the 2020 Acquisition (as defined in the First Amendment Agreement), the Borrower shall have 30 days from the closing date of the 2020 Acquisition (as such period may be extended by the Administrative Agent in its sole discretion) to comply with this Section 5.09.

Section 5.10 Casualty and Condemnation. The Borrowers (a) will furnish to the Administrative Agent (for delivery to the Lenders) prompt written notice of any casualty or other insured damage to any material portion of the Collateral or the commencement of any action or proceeding for the taking of any material portion of the Collateral or interest therein under power of eminent domain or by condemnation or similar proceeding and (b) will ensure that the Net Proceeds of any such event (whether in the form of insurance proceeds, condemnation awards or otherwise) are collected and applied in accordance with the applicable provisions of this Agreement and the Collateral Documents.

Section 5.11 Appraisals and Field Examinations. From and after January 1, 2018, at any time that the Administrative Agent and/or the Collateral Agent requests, the Loan Parties will provide the Administrative Agent and the Collateral Agent with appraisals or updates thereof of their Inventory, equipment and real property from an appraiser selected and engaged by the Administrative Agent, and prepared on a basis satisfactory to the Administrative Agent and the Collateral Agent, such appraisals and updates to include, without limitation, information required by applicable law and regulations, with all such appraisals and updates being at the Loan Parties’ cost and expense except as limited in the following proviso; provided, however, that (A) in the case of appraisals of Inventory, (i) if no Event of Default has occurred and is continuing and Aggregate Availability has not at any time for any period of five consecutive Business Days during the preceding twelve fiscal months been less than fifteen percent (15%) of the aggregate amount of all Commitments at such time, no more than one such appraisal per calendar year shall be at the expense of the Loan Parties, (ii) if no Event of Default has occurred and is continuing and Aggregate Availability has at any time for any period of five consecutive Business Days during the preceding twelve fiscal months been less than fifteen percent (15%) of the aggregate amount of all Commitments at such time, no more than two such appraisals per calendar year shall be at the expense of the Loan Parties and (iii) following the occurrence of an Event of Default, unlimited appraisals of Inventory may be conducted at the expense of the Loan Parties as long as such appraisals commence prior to the time that such Event of Default is cured or waived, and (B) in the case of appraisals of equipment and real property, upon the request of the Required Lenders, one such equipment appraisal and real property appraisal in calendar year 2019 and in every third calendar year thereafter shall be at the expense of the Loan Parties; provided, that following the occurrence of an Event of Default, unlimited appraisals of equipment and real property may be conducted at the expense of the Loan Parties as long as such appraisals commence prior to the time that such Event of Default is cured or waived.

In addition, from and after January 1, 2018, at any time that the Administrative Agent and/or the Collateral Agent requests, the Loan Parties will provide the Administrative Agent and the Collateral Agent (and any third party retained by any of them) with access to their properties, books, records and employees to conduct field examinations, to ensure the adequacy of Borrowing Base Collateral and related reporting and control systems, with all such field examinations being at the Loan Parties’ cost and expense except as limited in the following proviso; provided, however, that (i) if no Event of Default has occurred and is continuing and Aggregate Availability has not at any time during the preceding twelve fiscal months been less than fifteen percent (15%) of the aggregate amount of all Commitments at such time, no more than one such field examination per calendar year shall be at the expense of the Loan Parties, (ii) if no Event of Default has occurred and is continuing and Aggregate Availability has at any time during the preceding twelve fiscal months been less than fifteen percent (15%) of the aggregate amount of all Commitments at such time, no more than two such field examinations per calendar year shall be at the expense of the Loan Parties and (iii) following the occurrence of an Event of Default, unlimited field examinations may be conducted at the expense of the Loan Parties as long as such field examinations commence prior to the time that such Event of Default is cured or waived.

Notwithstanding anything to the contrary in this Section 5.11, one field examination and one appraisal conducted pursuant to Sections 5.13(e) or (f) or Section 5.18, or the definitions of Borrowing Base or Borrowing Base Guarantor, as applicable, for each new set of assets of any such Person, each new Borrower, and each new Borrowing Base Guarantor, including for each set of assets acquired pursuant to any Permitted Acquisition, shall not be considered in any limitation on such appraisals and field examinations at the expense of the Loan Parties as provided in this Section 5.11.

Section 5.12 Depository Banks. Each Loan Party will maintain JPMCB as its principal depository bank, including for the maintenance of operating, administrative, cash management, collection activity, and other deposit accounts for the conduct of its business, provided that, notwithstanding the foregoing, each Loan Party may maintain deposit accounts at other financial institutions provided such institutions have delivered deposit account control agreements (or similar agreements) satisfactory to the Administrative Collateral Agent or UK Security Trustee, as the case may be, to the extent required under the relevant Security Agreement; provided, that the requirements in this Section 5.12 shall not apply in respect of any Term Loan Collateral Proceeds Account.

Section 5.13 Additional Collateral; Further Assurances.

(a) Subject to applicable law, (i) each Borrower and each Subsidiary that is a Loan Party shall (within (x) 30 days after such formation or acquisition, or such longer period as may be agreed to by the Administrative Agent or (y) in the case of Restricted Subsidiaries organized under the laws of jurisdictions other than the laws of the United States (or any State thereof), the District of Columbia, Canada (or any Province thereof), England and Wales, Luxembourg or the Netherlands, no later than the date on which a Financial Officer of the Company is required to deliver a certificate under Section 5.01(d) for any fiscal period ending at least thirty days after the date on which such Restricted Subsidiary was created or acquired or such longer period as may be agreed to by the Administrative Agent) cause each of their respective Restricted Subsidiaries formed or acquired after the date of this Agreement in accordance with the terms of this Agreement (other than Excluded Subsidiaries) (A) to become a Loan Party by executing a Joinder Agreement substantially in the form set forth as Exhibit D hereto or in such other form as the Administrative Agent may agree in its sole discretion (the “Joinder Agreement”); provided, however, that a Subsidiary that is not a U.S. Person shall not be required to execute a Joinder Agreement to the extent that to do so would result in any breach of corporate benefit, financial assistance, fraudulent preference or thin capitalization laws or regulations (or analogous restrictions) of any applicable jurisdiction, and (B) for each such Person that is not organized under the laws of any State of the United States, provide the Administrative Agent with evidence of the acceptance by the Process Agent (which may be Cott Holdings) of its appointment as process agent by such Person, (ii) if at any time an Excluded Subsidiary ceases to be an Excluded Subsidiary, each Borrower and each Subsidiary that is a Loan Party (within 30 days of such event or such longer period as the Administrative Agent may agree) shall cause such Subsidiary (x) to become a Loan Party by executing a Joinder Agreement; provided, however, that a Subsidiary that is not a U.S. Person shall not be required to execute a Joinder Agreement to the extent that to do so would result in any breach of corporate benefit, financial assistance, fraudulent preference or thin capitalization laws or regulations (or analogous restrictions) of any applicable jurisdiction, and (y) provide the Administrative Agent with evidence of the acceptance by the Process Agent (which may be Cott Holdings) of its appointment as process agent by such Person and (iii) if, as of the last day of any fiscal quarter of the Company and its Subsidiaries, (A) the aggregate amount of total assets of all Excluded Subsidiaries and Unrestricted Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties) exceeds 5.0% of the consolidated total assets of the Company and its Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties) at such date or (B) the aggregate amount of EBITDA contributed by all Excluded Subsidiaries and Unrestricted Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties) exceeds 5.0% of EBITDA for the period of four fiscal quarters of the Company and its Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties) most recently ended for which financial statements have been or are required to have been delivered pursuant to Sections 5.01(a) or 5.01(b), as applicable, each Borrower and each Subsidiary that is a Loan Party (within 30 days of the delivery of such financial statements or such longer period as the Administrative Agent may agree) shall cause a sufficient number of Excluded Subsidiaries and/or Unrestricted Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties) (x) to become Loan Parties by executing a Joinder Agreement and (y) provide the Administrative Agent with evidence of the acceptance by the Process Agent (which may be Cott Holdings) of its appointment as process agent by such Person, such that the total assets of, and EBITDA contributed by, the remaining Excluded Subsidiaries and Unrestricted Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties) represent less than 5.0% of the consolidated total assets of the Company and its Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties) at such date and less than 5.0% of EBITDA for the period of four fiscal quarters of the Company and its Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties) for which financial statements have been or are required to have been delivered pursuant to Sections 5.01(a) or 5.01(b), as applicable. Upon execution and delivery of such a Joinder Agreement, each such Person (i) shall automatically become a Loan Guarantor hereunder and thereupon shall have all of the rights, benefits, duties, and obligations in such capacity under the Loan Documents and (ii) will grant Liens to the Administrative Collateral Agent, for the benefit of the Administrative Agent, the Collateral Agent and the Lenders, or to the UK Security Trustee, as applicable, in any property of such Loan Party which constitutes Collateral (including, to the extent required, pursuant to a further reaffirmation agreement governed by the laws of England and Wales), including, to the extent requested by the Administrative Agent in its Permitted Discretion, any parcel of real property located in the U.S. owned by any Loan Party.

(b) ~~Each~~Subject to the terms of the 2020 ABL/TL Intercreditor Agreement or another Applicable Intercreditor Agreement, each Borrower (other than the U.S. Co-Borrowers) and each Subsidiary that is a Loan Party (other than any Subsidiary that is organized under the laws of any State of the United States or the District of Columbia) will cause 100% of the issued and outstanding Equity Interests of each of their respective Subsidiaries to be subject at all times to a first priority, perfected Lien in favor of the Administrative Collateral Agent or the UK Security Trustee, as applicable, pursuant to the terms and conditions of the Loan Documents or other security documents as the Administrative Agent shall reasonably request (subject to Permitted Perfection Limitations). ~~Each~~Subject to the terms of the 2020 ABL/TL Intercreditor Agreement or another Applicable Intercreditor Agreement, each U.S. Co-Borrower and each Subsidiary that is a Loan Party organized under the laws of any State of the United States or the District of Columbia will cause (i) 100% of the issued and outstanding Equity Interests of each of its domestic Subsidiaries owned by it and (ii) 65% of the issued and outstanding Equity

Interests entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Equity Interests not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) in each foreign Subsidiary directly owned by such U.S. Co-Borrower or domestic Loan Party to be subject at all times to a first priority, perfected Lien in favor of the Administrative Collateral Agent, pursuant to the terms and conditions of the Loan Documents or other security documents as the Administrative Agent shall reasonably request (subject to the Permitted Perfection Limitations).

(c) ~~Without~~Subject to the terms of the 2020 ABL/TL Intercreditor Agreement or another Applicable Intercreditor Agreement, without limiting the foregoing, each Loan Party will execute and deliver, or cause to be executed and delivered, to the Administrative Agent such documents, agreements and instruments, and will take or cause to be taken such further actions (including, but not limited to, the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and other documents and actions, and in the case of real property to be included in the PP&E Component, the requirements of Schedule 5.18(2) shall apply mutatis mutandis), which may be required by law or which the Administrative Agent may, from time to time, reasonably request to carry out the terms and conditions of this Agreement and the other Loan Documents and to ensure perfection and priority of the Liens created or intended to be created by the Collateral Documents (subject to Permitted Perfection Limitations), all at the expense of the Loan Parties. In addition, each Loan Party will execute and deliver, or cause to be executed and delivered, to the Administrative Agent filings with any governmental recording or registration office in any jurisdiction required by the Administrative Agent, in the exercise of its Permitted Discretion, in order to perfect or protect the Liens of the Administrative Collateral Agent or the UK Security Trustee granted under any Collateral Document in any Intellectual Property at the expense of the Lenders (unless an Event of Default is then continuing, in which event such filings shall be at the expense of the Loan Parties), subject to the Permitted Perfection Limitations.

(d) If any material assets (including any real property or improvements thereto or any interest therein) are acquired by any Borrower or any Subsidiary that is a Loan Party after the Restatement Effective Date (other than assets constituting Collateral under the Security Agreements that become subject to the Lien granted under the applicable Security Agreement upon acquisition thereof and assets specifically excluded from Collateral under the Security Agreements), the Borrower Representative will notify the Administrative Agent and the Lenders thereof, and, if requested by the Administrative Agent in its Permitted Discretion or by the Required Lenders, the Borrowers will cause such assets to be subjected to a Lien securing the Secured Obligations and will take, and cause the other Loan Parties to take, subject to the Permitted Perfection Limitations, such actions as shall be necessary or reasonably requested by the Administrative Agent to grant and perfect such Liens, including actions described in paragraph (c) of this Section, all at the expense of the Loan Parties.

(e) In connection with (x) a Permitted Acquisition or any other Investment permitted under Section 6.04, (y) the formation of a Restricted Subsidiary of the Company, or (z) any existing Loan Guarantor, each Borrower and each Subsidiary that is a Loan Party may designate in a written notice to the Administrative Agent that it intends for the Restricted Subsidiary so formed or acquired or such Loan Guarantor to become a Borrower hereunder, which notice shall include the full legal name of such Person and such Person’s jurisdiction of organization, and shall be delivered at least 30 days prior to the date such Person is intended to become a Borrower; provided that no such Restricted Subsidiary or Loan Guarantor shall be designated as a Borrower if it is organized under the laws of a jurisdiction other than any State of the United States or the District of Columbia, Canada, the Netherlands or England and Wales. The Borrower Representative shall provide the Administrative Agent with all documentation and other information with respect to such Restricted Subsidiary or Loan Guarantor that is required by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act, in a manner reasonably satisfactory to the Administrative Agent prior to such Restricted Subsidiary or Loan Guarantor becoming a Borrower hereunder. The Loan Parties shall cause such Restricted Subsidiary or Loan Guarantor to comply with each of the requirements set forth in Section 5.13(a) through (d) mutatis mutandis; provided that for the purpose of this Section 5.13(e), any reference in Section 5.13 to a Person becoming a Loan Guarantor shall also be a reference to such Person becoming a Borrower, and the Joinder Agreement executed by such Person pursuant to Section 5.13(a) shall be in form and substance reasonably satisfactory to the Administrative Agent, including such modifications as the Administrative Agent reasonably deems necessary or advisable in order to ensure that such Person becomes a Borrower for all purposes under the Loan Documents (the “Borrower Joinder Agreement”). Upon execution and delivery of such Borrower Joinder Agreement and all other documents requested by the Administrative Agent or required to be delivered pursuant to Section 5.13, such Person shall be deemed to be a Borrower for all purposes under this Agreement and the other Loan Documents; provided that, if such Person is not a Borrowing Base Guarantor at the time it becomes a Borrower, prior to the inclusion of such Person’s assets in the Borrowing Base the Administrative Agent shall have received an appraisal and field examination in respect of such assets conducted by an appraiser selected and engaged by the Administrative Agent and prepared on a basis satisfactory to the Administrative Agent and the Collateral Agent, in each case at the Borrowers’ sole cost and expense (one such appraisal and one such field examination for each such set of assets shall be excluded from the limitation on such appraisals and field examinations at the expense of the Borrowers as provided in Section 5.11); provided, further, that, solely in the case of Inventory located in the United States and Accounts, in each case owned by a Borrowing Base Contributor organized under applicable laws of the United States, any state thereof or the District of Columbia, the Administrative Agent and the Collateral Agent may, in their Permitted Discretion, determine to include the Eligible Accounts and Eligible Inventory of such Person in the Borrowing Base prior to the Administrative Agent’s receipt of such appraisal and field examination to the extent permitted in accordance with the second proviso to the definition of Borrowing Base.

(f) At any time after a Restricted Subsidiary becomes a Loan Guarantor pursuant to the terms of this Agreement, the Borrower Representative may designate such Loan Guarantor as a Borrowing Base Guarantor by delivering a written notice of such designation to the Administrative Agent and complying with the requirements set forth in the definition of Borrowing Base Guarantor. Following delivery of such notice and satisfaction of such requirements, such Loan Guarantor shall be considered a Borrowing Base Guarantor for all purposes under this Agreement (subject to the restrictions set forth in clause (b) of the definition of Borrowing Base Guarantor) unless and until the Borrower Representative gives the Administrative Agent a written notice declaring that such Loan Guarantor is no longer a Borrowing Base Guarantor.

Section 5.14 Designation of Subsidiaries. At any time after the Restatement Effective Date, the Borrower Representative may, in addition to the Unrestricted Subsidiaries listed on Schedule 1.01(b) on the Restatement Effective Date, designate any Restricted Subsidiary as an Unrestricted Subsidiary or any Unrestricted Subsidiary as a Restricted Subsidiary upon prior written notice to the Administrative Agent; provided that (i) the only Subsidiaries eligible to be designated as Unrestricted Subsidiaries on Schedule 1.01(b) or pursuant to this Section 5.14 are (A) Decantae, (B) each Subsidiary of the Company organized under the laws of a jurisdiction other than the United States (or any State thereof), the District of Columbia, Canada (or any province thereof), the Netherlands, Luxembourg or England and Wales and (C) Subsidiaries (other than the Borrowers) organized under the laws of the United States (or any state thereof), the District of Columbia, Canada (or any province thereof), the Netherlands, Luxembourg or England and Wales that are immaterial to the business of the Loan Parties taken as a whole, (ii) in the case of designation of any Restricted Subsidiary as an Unrestricted Subsidiary, immediately before and after such designation, no Specified Default shall have occurred and be continuing, (iii) in the case of designation of any Restricted Subsidiary as an Unrestricted Subsidiary at any time after the occurrence of a Fixed Charge Trigger Event and prior to the subsequent occurrence of a Fixed Charge Recovery Event, immediately after giving effect to such designation, the Borrowers shall be in compliance, on a pro forma basis, with the covenants set forth in Section 6.13 (it being understood that as a condition precedent to the effectiveness of any such designation, the Borrower Representative shall deliver to the Administrative Agent a certificate of a Financial Officer setting forth in reasonable detail the calculations demonstrating such compliance), (iv) no Subsidiary may be designated as an Unrestricted Subsidiary on Schedule 1.01(b) or pursuant to this Section 5.14 if it is a “Restricted Subsidiary” (or any other defined term having a similar purpose) for the purpose of the 2016 Notes Documents, the 2017 Notes Documents, the Additional Senior Secured Indebtedness Documents, the Additional Unsecured Indebtedness Documents, the Junior Secured Indebtedness Documents, or any Replacement Notes Documents (unless concurrently designated as an Unrestricted Subsidiary under such documents as well), (v) no Restricted Subsidiary may be designated an Unrestricted Subsidiary on Schedule 1.01(b) or pursuant to this Section 5.14 if it was previously designated an Unrestricted Subsidiary, (vi) no Restricted Subsidiary may be designated an Unrestricted Subsidiary if it owns any Equity Interests of, or holds any Indebtedness of, any other Restricted Subsidiary unless all such Restricted Subsidiaries are concurrently designated as Unrestricted Subsidiaries, (vii) if a Restricted Subsidiary is being designated as an Unrestricted Subsidiary hereunder, (A) the sum of (1) the net tangible assets of such Subsidiary as of such date of designation (the “Designation Date”), as set forth on such Subsidiary’s most recent balance sheet, plus (2) the aggregate amount of total assets of all Unrestricted Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties) at such time shall not exceed 5.0% of the consolidated total assets of the Company and its Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties) at such date, pro forma for such designation and (B) the sum of (1) the EBITDA contributed by such Subsidiary as of the Designation Date, plus (2) the aggregate amount of EBITDA contributed by all Unrestricted Subsidiaries at such time shall not exceed 5.0% of EBITDA for the period of four fiscal quarters of the Company and its Subsidiaries (other than Decantae and the members of the Eden Group that are not Loan Parties) most recently ended for which financial statements have been or are required to have been delivered pursuant to Sections 5.01(a) or 5.01(b), as applicable, as of such Designation Date, pro forma for such designation, and (viii) the Borrower Representative shall have delivered to the Administrative Agent a certificate of a Financial Officer certifying compliance with the provisions of this Section 5.14 setting forth in reasonable detail the computations necessary to determine such compliance. Notwithstanding the foregoing, the designation of any Subsidiary as an Unrestricted Subsidiary after the Restatement Effective Date shall constitute an investment by the Company and its Restricted Subsidiaries, as applicable, therein at the Designation Date in an amount equal to the net book value of the applicable parties’ investment therein. Subject to Section 5.13(a), any Subsidiary of an Unrestricted Subsidiary shall automatically be deemed to be an Unrestricted Subsidiary. The designation of any Unrestricted Subsidiary as a Restricted Subsidiary shall constitute (i) the incurrence at the time of designation of all investments, Indebtedness and Liens of such Subsidiary existing at such time and (ii) a return on any investment by the Company or any Restricted Subsidiary in Unrestricted Subsidiaries pursuant to the preceding sentence in an amount equal to the fair market value at the date of such designation of the Company’s and its Restricted Subsidiaries’ (as applicable) investment in such Subsidiary.

Section 5.15 [Reserved.]

Section 5.16 [Reserved.]

Section 5.17 Farm Products. (a) The Borrowing Base Contributors organized under the laws the United States, any state thereof or the District of Columbia shall use commercially reasonable efforts, substantially consistent with the standards in the industry, to protect their Inventory from encumbrances and statutory trusts created under any Farm Products Law, so as to terminate or release the Lien or statutory trust on any Farm Products or other assets of such Borrowing Base Contributor maintained by or in favor of the Farm Products Seller or any secured party with respect to the assets of such Farm Products Seller under any Farm Products Law, and if so encumbered or subject to such a statutory trust, to cause the termination or release of the same unless and to the extent that (i) the amount owed to such Farm Products Seller is subject to a good faith dispute, diligently contested and (ii) adequate reserves with respect to such contest are maintained on the books of such Borrowing Base Contributor, in accordance with GAAP. Without limiting the generality of the foregoing, it shall use commercially reasonable efforts, substantially consistent with the standards in the industry, to satisfy all claims for which it has received a Farm Products Notices, subject to the right to contest referred to above.

Section 5.18 Restatement Post-Closing Covenants. Each Loan Party shall execute and deliver or cause to be executed and delivered each document, and complete or cause to be completed each task, and take or cause to be taken each action set forth on Schedule 5.18, in each case within the time limits specified on such schedule.

Section 5.19 Transfer of accounts of European Loan Parties; Notification of Account Debtors.

(a) At any time at the request of the Administrative Collateral Agent in its sole discretion following the occurrence of an Event of Default or a Cash Dominion Trigger Event, each Loan Party organized under the laws of the Netherlands shall (a) at the discretion of the Administrative Collateral Agent, either (i) immediately cause all of their Collection Accounts (each an “Existing Collection Account”) to be transferred to the name of the Administrative Collateral Agent or (ii) promptly open new Collection Accounts with (and, at the discretion of the Administrative Collateral Agent, in the name of) the Administrative Collateral Agent or an Affiliate of the Administrative Collateral Agent (such new bank accounts being Collection

Accounts under and for the purposes of this Agreement and the other Loan Documents), and (b) if new Collection Accounts have been established pursuant to this Section (each a “New Collection Account”) ensure that all Account Debtors are instructed to pay the proceeds of all Accounts owing to the Loan Parties organized under the laws of the Netherlands to the New Collection Accounts. Until all such proceeds have been redirected to the New Collection Accounts, each Loan Party organized under the laws of the Netherlands shall cause all amounts on deposit in any Existing Collection Account to be transferred to a New Collection Account at the end of each Business Day; provided that if any such Loan Party does not instruct such re-direction or transfer, each of them hereby authorizes the Administrative Collateral Agent to give such instructions on their behalf to the applicable Account Debtors and/or the account bank holding such Existing Collection Account (as applicable).

(b) At any time at the request of the Administrative Collateral Agent in its sole discretion following the occurrence of an Event of Default or a Cash Dominion Trigger Event, each Loan Party organized under the laws of the Netherlands agrees that if any of its Account Debtors have not previously received notice of the security interest of the Administrative Collateral Agent over the Accounts, it shall promptly give notice to such Account Debtors and if any such Loan Party does not serve such notice, each of them hereby authorizes the Administrative Collateral Agent to serve such notice on their behalf.

ARTICLE VI

NEGATIVE COVENANTS

Until the Commitments have expired or terminated and the principal of and interest on each Loan and all fees, expenses and other amounts payable under any Loan Document have been paid in full (except for contingent indemnification obligations for which no claim has been made) and all Letters of Credit have expired or terminated (or have been cash collateralized in accordance with Section 2.06(j) hereof or otherwise backstopped by a letter of credit or other arrangements satisfactory to the applicable Issuing Bank) and all LC Disbursements shall have been reimbursed, the Loan Parties covenant and agree, jointly and severally, with the Lenders that:

Section 6.01 Indebtedness. No Loan Party will, nor will it permit any of its Restricted Subsidiaries to, create, incur or suffer to exist any Indebtedness, except:

(a) the Secured Obligations;

(b) Indebtedness existing on the Restatement Effective Date and set forth in Schedule 6.01 and extensions, renewals and replacements of any such Indebtedness in accordance with clause (h) of this Section 6.01;

(c) [reserved;]

(d) [reserved;]

(e) Indebtedness of any Borrower to any Subsidiary or any other Borrower and of any Restricted Subsidiary to any Borrower or any other Subsidiary, provided that Indebtedness of any Loan Party to any non-Loan Party Subsidiary shall be subordinated to the Secured Obligations on terms reasonably satisfactory to the Administrative Agent;

(f) Guarantees by any Borrower of Indebtedness of any Subsidiary or any other Borrower and by any Restricted Subsidiary of Indebtedness of any Borrower or any other Subsidiary (in each case other than Guarantees of the 2016 Notes, the 2017 Notes, the 2020 Term Loan Facility, the Additional Senior Secured Indebtedness, the Additional Unsecured Indebtedness, the Junior Secured Indebtedness, and the Replacement Notes); provided that (i) the Indebtedness so Guaranteed is permitted by this Section 6.01, and (ii) Guarantees permitted under this clause (f) shall be subordinated to the Secured Obligations of the applicable Subsidiary if, and on the same terms as, the Indebtedness so Guaranteed is subordinated to the Secured Obligations;

(g) Indebtedness of any Borrower or any Restricted Subsidiary incurred to finance the acquisition, construction or improvement of any fixed or capital assets (whether or not constituting purchase money Indebtedness), including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof; provided that (i) such Indebtedness is incurred prior to or within 180 days after such acquisition or the completion of such construction or improvement and (ii) the aggregate principal amount of Indebtedness permitted by this clause (g) shall not exceed $150,000,000 at any time outstanding;

(h) Indebtedness which represents an extension, refinancing, replacement, supplement, or renewal of any of the Indebtedness described in clauses (b), (k), (l), (~~m), (q), (~~s) and (t) hereof; provided that, (i) the principal amount of such Indebtedness is not increased except by an amount equal to unpaid accrued interest and premium thereon and any make-whole payments applicable thereto plus reasonable fees and expenses reasonably incurred with respect to such refinancing and by an amount equal to any existing unutilized commitments thereunder, (ii) any Liens securing such Indebtedness are not extended to any additional property of any Loan Party or any of their respective Restricted Subsidiaries (and any Replacement Notes shall be unsecured), (iii) no Loan Party or Restricted Subsidiary of any Loan Party that is not originally obligated with respect to repayment of such Indebtedness is required to become obligated with respect thereto (which, for the sake of clarity, would not preclude additional Subsidiaries that are created or acquired after the date such Indebtedness is incurred to become guarantors of such Indebtedness to the extent that such Subsidiary would have been required to become a guarantor of the Indebtedness being so refinanced), (iv) such extension, refinancing, supplement, or renewal does not result in a shortening of the average weighted maturity of the Indebtedness so extended, refinanced or renewed, (v) the terms of any such extension, refinancing, supplement, or renewal (taken as a whole) are not less favorable to the obligor thereunder than the original terms of such Indebtedness (taken as a whole); provided that pricing and any premiums for any such extension, refinancing, supplement, or renewal shall be on customary market terms at such time for Indebtedness of such type, (vi) if the Indebtedness that is refinanced, supplemented, renewed, or extended was subordinated in right of payment to the Secured Obligations, then the terms and conditions of the refinancing, supplement, renewal, or extension Indebtedness must include subordination terms and conditions that are at least as favorable to the Administrative Agent and the Lenders as those that were applicable to the refinanced, supplemented, renewed, or extended Indebtedness, and (vii) solely with respect to an extension, refinancing, replacement, supplement or renewal of the Indebtedness permitted under

Sections 6.01(s) and 6.01(t), the stated maturity of such Indebtedness is no earlier than, and the terms of such Indebtedness shall not provide for any mandatory prepayments, scheduled amortization, principal or sinking fund payments and is not subject to mandatory redemption or repurchase (other than customary provisions permitting or requiring such Indebtedness to be repurchased with asset sale, insurance or condemnation award proceeds that are not otherwise required to repay the Secured Obligations or other Indebtedness, or upon a change of control) prior to, the date that is 6 months after the latest possible Maturity Date;

(i) Indebtedness owed to any person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance, pursuant to reimbursement or indemnification obligations to such person, in each case incurred in the ordinary course of business;

(j) Indebtedness of any Borrower or any Restricted Subsidiary in respect of performance bonds, bid bonds, appeal bonds, surety bonds and similar obligations, in each case provided in the ordinary course of business;

(k) Indebtedness (x) of any Person (other than a Person that was previously an Unrestricted Subsidiary) that becomes a Restricted Subsidiary after the Restatement Effective Date in connection with any Permitted Acquisition, or (y) assumed in connection with any assets acquired in connection with a Permitted Acquisition; provided that (i) such Indebtedness exists at the time such Person becomes a Restricted Subsidiary or such assets are acquired and is not created in contemplation of or in connection with such Person becoming a Subsidiary or such assets being acquired and (ii) the aggregate principal amount of Indebtedness permitted by this clause (k) shall not exceed $40,000,000 at any time outstanding;

(l) so long as no Default has occurred and is continuing, other Indebtedness in an aggregate principal amount not exceeding $50,000,000 at any time outstanding; provided that (x) Indebtedness incurred by Loan Parties under this clause (l) shall be unsecured and (y) the aggregate principal amount of Indebtedness of the Restricted Subsidiaries that are not Loan Parties permitted by this clause (l) shall not exceed $25,000,000 at any time outstanding; provided, further, that after giving effect to the incurrence of Indebtedness under this clause (l) on a Pro Forma Basis as of the last day of the most recent fiscal quarter for which financial statements have been delivered (or were required to be delivered) pursuant Sections 5.01(a) or 5.01(b), as applicable, the Consolidated Secured Leverage Ratio is less than or equal to 4.00 to 1.00 and the Consolidated Leverage Ratio is less than or equal to 6.00 to 1.00;

(m) [reserved;]

(n) Guarantees by the Company and its Restricted Subsidiaries to or in favor of third parties in an aggregate amount (combined with the then outstanding amount of Investments made under Section 6.04(o)) not to exceed $15,000,000 on any date of determination;

(o) obligations of any Borrower or any Restricted Subsidiary under Swap Agreements permitted under Section 6.08;

(p) [reserved;]

(q) [reserved;]

(r) unsecured earnouts and Indebtedness constituting Acquisition Consideration in connection with Permitted Acquisitions in an aggregate amount not to exceed $30,000,000 at any time outstanding;

(s) Indebtedness of the Company (which may be guaranteed on an unsecured basis under the terms of the 2016 Indenture by one or more Loan Parties, for so long as each such Person remains a Loan Party hereunder, including any such Person directly or indirectly formed or acquired by the Company after the Restatement Effective Date) under the 2016 Notes Documents incurred prior to the Restatement Effective Date evidenced by the 2016 Notes in an aggregate principal amount up to €450,000,000;

(t) Indebtedness of the Company (which may be guaranteed on an unsecured basis under the terms of the 2017 Indenture by one or more Loan Parties, for so long as each such Person remains a Loan Party hereunder, including any such Person directly or indirectly formed or acquired by the Company after the Restatement Effective Date) under the 2017 Notes Documents incurred prior to the Restatement Effective Date evidenced by the 2017 Notes in an aggregate principal amount up to $750,000,000;

(u) ~~so long as no Default is then continuing or would result therefrom,~~ Indebtedness of a Loan Party (and Guarantees of the same to the extent permitted under the definition of Additional Senior Secured Indebtedness or Junior Secured Indebtedness, as applicable) not otherwise permitted under this Section 6.01 in respect of one or more series of senior secured notes or senior secured term loans that constitute Additional Senior Secured Indebtedness (including, for the avoidance of doubt, the 2020 Term Loan Facility) or Junior Secured Indebtedness, in an aggregate principal amount not to exceed $400,000,000 plus all premiums (if any), interest (including post-petition interest), accretion or amortization of original issue discount, fees, expenses and charges with respect thereto on any date of determination; provided that ~~(i)~~, except with respect to the incurrence of the 2020 Term Loan Facility (for which, for the avoidance of doubt, the requirements set forth in clauses (i), (ii) and (iii) shall not apply, other than the requirement that such Indebtedness be subject to the 2020 ABL/TL Intercreditor Agreement), (i) no Default is then continuing or would result therefrom, (ii) after giving effect to the incurrence or issuance of such Indebtedness on a Pro Forma Basis as of the last day of the most recent fiscal quarter for which financial statements have been delivered (or were required to be delivered) pursuant to Sections 5.01(a) or 5.01(b), as applicable, the Consolidated Secured Leverage Ratio is less than or equal to 4.00 to 1.00 and the Consolidated Leverage Ratio is less than or equal to 6.00 to 1.00, and (~~ii~~iii ) a Financial Officer of the Borrower Representative may designate by prior written notice to the Administrative Agent and the Collateral Agent such Indebtedness as Indebtedness secured by Liens that attach to ~~equipment (including Eligible Equipment) and real property (including Eligible Real Property)~~Term Priority Collateral on a senior basis to the Liens securing the Secured Obligations so long as such Indebtedness is subject to ~~an~~the 2020 ABL/TL Intercreditor Agreement or another Applicable Intercreditor Agreement (any Indebtedness so designated, “PP&E Priority Indebtedness”); and

(v) so long as no Default is then continuing or would result therefrom, Indebtedness of a Loan Party (and Guarantees of the same to the extent permitted under the definition of Additional Unsecured Indebtedness, Additional Senior Secured Indebtedness or Junior Secured Indebtedness, as applicable) not otherwise permitted under this Section 6.01 that (i) constitutes Additional Unsecured Indebtedness if, after giving effect to the incurrence or issuance of such Indebtedness on a Pro Forma Basis as of the last day of the most recent fiscal quarter for which financial statements have been delivered (or were required to be delivered) pursuant to Sections 5.01(a) or 5.01(b), as applicable, the Consolidated Leverage Ratio is less than or equal to 6.00 to 1.00 or (ii) constitutes Additional Senior Secured Indebtedness or Junior Secured Indebtedness if, after giving effect to the incurrence or issuance of such Indebtedness on a Pro Forma Basis as of the last day of the most recent fiscal quarter for which financial statements have been delivered (or were required to be delivered) pursuant Sections 5.01(a) or 5.01(b), as applicable, the Consolidated Secured Leverage Ratio is less than or equal to 4.00 to 1.00 and the Consolidated Leverage Ratio is less than or equal to 6.00 to 1.00.

Section 6.02 Liens. No Loan Party will, nor will it permit any of its Restricted Subsidiaries to, create, incur, assume or permit to exist any Lien (including any Lien arising under ERISA) on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(a) Liens created pursuant to any Loan Document;

(b) Permitted Encumbrances;

(c) any Lien on any property or asset of any Borrower or any Restricted Subsidiary existing on the Restatement Effective Date and set forth in Schedule 6.02; provided that (i) such Lien shall not apply to any other property or asset of such Borrower or Restricted Subsidiary or any other Borrower or Restricted Subsidiary and (ii) such Lien shall secure only those obligations which it secures on the Restatement Effective Date and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof except to the extent permitted by clause (h) of Section 6.01;

(d) Liens on fixed or capital assets acquired, constructed or improved by any Borrower or any Restricted Subsidiary; provided that (i) such security interests secure Indebtedness permitted by clause (g) of Section 6.01, (ii) such security interests are incurred prior to or within 180 days after such acquisition or the completion of such construction or improvement, (iii) the Indebtedness secured thereby does not exceed 100% of the cost of acquiring, constructing or improving such fixed or capital assets and (iv) such security interests shall not apply to any other property or assets of such Borrower or Restricted Subsidiary or any other Borrower or Restricted Subsidiary;

(e) any Lien existing on any property or asset (other than Accounts and Inventory owned or acquired by a Loan Party) prior to the acquisition thereof by any Borrower or any Restricted Subsidiary or existing on any property or asset (other than Accounts and Inventory owned or acquired by a Loan Party) of any Person (other than any Person that is an Unrestricted Subsidiary prior to becoming a Restricted Subsidiary) that becomes a Restricted Subsidiary after the Restatement Effective Date prior to the time such Person becomes a Restricted Subsidiary; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Restricted Subsidiary, as the case may be, (ii) such Lien shall not apply to any other property or assets of such Restricted Subsidiary or any other Borrower or Restricted Subsidiary; (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Restricted Subsidiary, as the case may be and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof except to the extent permitted by clause (h) of Section 6.01 and (iv) any such Lien attaching to Accounts or Inventory shall be released on or prior to the date that such Person becomes a Loan Party or on or prior to the date that such property or asset is acquired by a Loan Party; provided in the case of this clause (iv) that no such release shall be required in respect of any Lien that attaches to Accounts of an Account Debtor of such Loan Party that are subject to a factoring, supply chain financing or similar arrangement permitted under the terms of this Agreement that existed prior to the time that such Person becomes a Restricted Subsidiary after the Restatement Effective Date and otherwise complies with the terms of this clause (e), and so long as any collections of such Accounts of such Account Debtor of such Loan Party in connection therewith are not commingled with any Collateral; provided, further, that to the extent Liens on any Accounts of any Account Debtor of such Loan Party are permitted to remain on such Accounts pursuant to the preceding proviso, no Account of such Account Debtor of such Loan Party shall constitute Eligible Accounts or be included in any Borrowing Base.

(f) Liens (i) of a collecting bank arising in the ordinary course of business under Section 4-210 of the Uniform Commercial Code in effect in the relevant jurisdiction covering only the items being collected upon or (ii) in favor of a banking institution arising as a matter of law, encumbering amounts credited to deposit or securities accounts (including the right of set-off) and which are within the general parameters customary in the banking industry;

(g) Liens arising out of sale and leaseback transactions permitted by Section 6.06;

(h) Liens on Permitted Margin Stock;

(i) Liens granted by a Restricted Subsidiary that is not a Loan Party in favor of any Borrower or another Loan Party in respect of Indebtedness owed by such Restricted Subsidiary;

(j) licenses of Intellectual Property that are in furtherance of, or integral to, other business transactions entered into by the Company or a Restricted Subsidiary in the ordinary course of business;

(k) Liens not otherwise permitted by this Section so long as (i) the obligations secured thereby are not obligations for borrowed money, (ii) the aggregate obligations secured thereby do not exceed $2,500,000 at any time, and (iii) the Liens do not attach to any property that is not also subject to a senior Lien securing the Secured Obligations;

(l) [reserved;]

(m) [reserved;]

(n) Liens securing Indebtedness other than Indebtedness for borrowed money in an amount not to exceed $1,000,000 at any time outstanding;

(o) sales, transfers, dispositions and non-recourse factoring of accounts receivable permitted pursuant to paragraph (c) of Section 6.05;

(p) Liens securing Additional Senior Secured Indebtedness (including, for the avoidance of doubt, the 2020 Term Loan Facility) and Junior Secured Indebtedness permitted under Sections 6.01(u) or (v); provided that (i) such Liens are at all times subject to (x) in the case of Liens securing the 2020 Term Loan Facility, the 2020 ABL/TL Intercreditor Agreement and (y) in the case of Junior Secured Indebtedness or any Additional Senior Secured Indebtedness other than the 2020 Term Loan Facility, the terms of one or more other Applicable Intercreditor Agreements and (ii) to the extent such Liens attach to ABL Priority Collateral, such Liens on ABL Priority Collateral shall be junior to the Liens securing the Secured Obligations hereunder;

(q) any security interest or set-off arrangements entered into by a Loan Party incorporated under the laws of the Netherlands in respect of disbursement accounts in the ordinary course of its banking arrangements which arise from the Dutch general banking conditions (algemene bankvoorwaarden); and

(r) Liens on assets of Restricted Subsidiaries that are not Loan Parties securing Indebtedness permitted under Section 6.01(l)(y).

Notwithstanding the foregoing, none of the Liens permitted pursuant to this Section 6.02 may at any time attach to any Loan Party’s (1) Accounts, other than those permitted under clause (a) of the definition of Permitted Encumbrance and clauses (a) and (p) above and (2) Inventory, other than those permitted under clauses (a) and (b) of the definition of Permitted Encumbrance and clause (a) and (p) above.

Section 6.03 Fundamental Changes.

(a) No Loan Party will, nor will it permit any of its Restricted Subsidiaries to, amalgamate with, merge into or consolidate with any other Person, or permit any other Person to amalgamate with, merge into or consolidate with it, or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Event of Default shall have occurred and be continuing (i) any Person (other than a Borrower) may merge or amalgamate into a Borrower in a transaction in which such Borrower is the surviving corporation, (ii) any Person (other than a Borrower) may merge or amalgamate into or with (A) any Loan Party in a transaction in which the surviving entity is a Loan Party or (B) any other Restricted Subsidiary in a transaction in which the surviving entity is a Restricted Subsidiary, (iii) any Restricted Subsidiary of the Company may transfer its assets to a Loan Party (or if such Subsidiary is a Borrower, then to another Borrower) and may then be liquidated or dissolved, (iv) any Borrower may be merged, amalgamated or consolidated with or into another Borrower; provided that (x) if Cott Holdings is a party to any such merger, amalgamation or consolidation, Cott Holdings is the surviving entity, (y) if the Company merges, amalgamates or consolidates with a UK Co-Borrower or a Canadian Co-Borrower, the Company is the surviving entity, and (z) if Aimia Foods Limited merges, amalgamates or consolidates with a UK Co-Borrower, Aimia Foods Limited is the surviving entity, (v) any wholly-owned Subsidiary of the Company (other than a Borrower) may merge with or into or amalgamate with any Person acquired in connection with a Permitted Acquisition; provided that

(x) the Company and its Restricted Subsidiaries shall comply with Section 5.13, and (y) the surviving Person is a wholly-owned Subsidiary, (vi) any Restricted Subsidiary may merge or amalgamate or combine with any Person pursuant to a disposition permitted by Section 6.05; provided that any such merger or amalgamation involving a Person that is not a wholly owned Subsidiary immediately prior to such merger or amalgamation shall not be permitted unless also permitted by Section 6.04, and (vii) any Excluded Subsidiary may transfer its assets to an Excluded Subsidiary and may then be liquidated or dissolved.

(b) No Loan Party will, nor will it permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses.

(c) No Dutch Co-Borrower will become a member of a consolidated tax group, except if such group consists solely of Loan Parties.

Section 6.04 Investments, Loans, Advances, Guarantees and Acquisitions. No Loan Party will, nor will it permit any of its Restricted Subsidiaries to, purchase, hold or acquire (including pursuant to any merger with any Person that was not a Loan Party and a wholly owned Subsidiary prior to such merger) any capital stock, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, Guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person constituting a business unit (whether through purchase of assets, merger or otherwise), except:

(a) (i) Permitted Investments, which in the case of Loan Parties, shall be subject to control agreements in favor of the Administrative Collateral Agent for the benefit of the Lenders or otherwise subject to a perfected security interest in favor of the Administrative Collateral Agent for the benefit of the Lenders subject to Permitted Perfection Limitations and (ii) so long as no Loans are outstanding under this Agreement, securities rated BBB or higher by S&P (or an equivalent rating by another nationally recognized rating agency) in an aggregate amount not to exceed $30,000,000 at any time outstanding;

(b) loans, advances, guarantees and investments in existence on the Restatement Effective Date and described in Schedule 6.04;

(c) investments by the Loan Parties and their respective Restricted Subsidiaries in Equity Interests in Subsidiaries of the foregoing; provided that (A) any such Equity Interests held by a Loan Party shall be pledged pursuant to the applicable Security Agreement (subject to the limitations applicable to common stock of certain foreign Subsidiaries referred to in Section 5.13 and subject to Permitted Perfection Limitations), (B) the aggregate amount of investments made pursuant to this clause (c) after the Restatement Effective Date by Loan Parties and their respective Restricted Subsidiaries in Subsidiaries that are not Loan Parties (together with outstanding intercompany loans made after the Restatement Effective Date permitted under clause (B) to the first proviso to Section 6.04(d) and outstanding Guarantees made after the Restatement Effective Date permitted under the first proviso to Section 6.04(e)) shall not exceed $12,500,000 at any time outstanding (in each case determined without regard to any write-downs or write-offs); provided that if Aggregate Availability (after giving effect to such investment) is at least $25,000,000, then the aggregate amount of investments permitted to be made under clause (B) on such date (together, without duplication, with outstanding intercompany loans made after the Restatement Effective Date permitted under clause (B) to the first proviso to Section 6.04(d) and outstanding Guarantees made after the Restatement Effective Date permitted under the first proviso to Section 6.04(e)) shall be increased to $25,000,000 for the purpose of the making of such investment on such date, and (C) no investments permitted under this clause (c) shall be permitted to be made at any time an Event of Default has occurred and is continuing;

(d) loans or advances made by any Borrower to any Subsidiary or any other Borrower and made by any Restricted Subsidiary to any Borrower or any other Subsidiary, provided that (A) any such loans and advances made by a Loan Party shall be evidenced by a promissory note pledged pursuant to the applicable Security Agreement and (B) the amount of such loans and advances made by Loan Parties and their respective Restricted Subsidiaries to Subsidiaries that are not Loan Parties pursuant to this clause (d) after the Restatement Effective Date (together with outstanding investments made after the Restatement Effective Date permitted under clause (B) to the first proviso to Section 6.04(c) and outstanding Guarantees made after the Restatement Effective Date permitted under the first proviso to Section 6.04(e)) shall not exceed $12,500,000 at any time outstanding (in each case determined without regard to any write-downs or write-offs); provided that if Aggregate Availability (after giving effect to such loan or advance) is at least $25,000,000, then the aggregate amount of loans and advances permitted to be made under clause (B) on such date (together, without duplication, with outstanding investments made after the Restatement Effective Date permitted under clause (B) to the first proviso to Section 6.04(c) and outstanding Guarantees made after the Restatement Effective Date permitted under the first proviso to Section 6.04(e)) shall be increased to $25,000,000 for the purposes of making such loan or advance on such date and provided, that no investments permitted under this clause (d) shall be permitted to be made at any time an Event of Default has occurred and is continuing;

(e) Guarantees constituting Indebtedness permitted by Section 6.01, provided that the aggregate principal amount of Indebtedness of Subsidiaries that are not Loan Parties that is Guaranteed by any Loan Party or by their respective Restricted Subsidiaries pursuant to this clause (e) after the Restatement Effective Date (together with outstanding investments permitted under clause (B) to the first proviso to Section 6.04(c) made after the Restatement Effective Date and outstanding intercompany loans permitted under clause (B) to the first proviso to Section 6.04(d) made after the Restatement Effective Date) shall not exceed $12,500,000 at any time outstanding (in each case determined without regard to any write-downs or write-offs); provided that if that if Aggregate Availability (after giving effect to such Guarantee) is at least $25,000,000, then the aggregate amount of Guarantees permitted to be made under this clause (e) on such date (together, without duplication, with outstanding investments permitted under clause (B) to the first proviso to Section 6.04(c) made after the Restatement Effective Date and outstanding intercompany loans made after the Restatement Effective Date under clause (B) to the first proviso to Section 6.04(d)) shall be increased to $25,000,000 for the purposes of entering into such Guarantee on such date;

(f) loans or advances made by any Loan Party or any of their respective Restricted Subsidiaries to its employees on an arms’-length basis in the ordinary course of business consistent with past practices for travel and entertainment expenses, relocation costs and similar purposes up to a maximum of $1,000,000 in the aggregate at any one time outstanding;

(g) subject to the applicable provisions of any Security Agreements (including Sections 4.2(a) and 4.4 of the applicable U.S. Security Agreement and Sections 4.2(a) and 4.4 of the applicable Canadian Security Agreement), notes payable, or stock or other securities issued by Account Debtors to any Loan Party or any of their respective Restricted Subsidiaries pursuant to negotiated agreements with respect to settlement of such Account Debtor’s Accounts in the ordinary course of business, consistent with past practices;

(h) investments in the form of Swap Agreements permitted by Section 6.08;

(i) investments of any Person (other than a Person that was an Unrestricted Subsidiary prior to becoming a Restricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary of a Borrower or consolidates or merges with a Borrower or any of its Restricted Subsidiaries, in each case, in connection with a Permitted Acquisition, so long as such investments were not made in contemplation of such Person becoming a Subsidiary or of such merger;

(j) investments received in connection with the dispositions of assets permitted by Section 6.05;

(k) investments constituting deposits described in clauses (c) and (d) of the definition of the term “Permitted Encumbrances”;

(l) investments by the Company and its Restricted Subsidiaries in the form of Permitted Acquisitions; provided that the Company and its Restricted Subsidiaries may not make any Permitted Acquisition unless the Payment Conditions are satisfied;

(m) investments in the form of repurchases of capital stock of the Company or any of its Restricted Subsidiaries permitted by Section 6.09(a)(iv);

(n) investments in the form of purchases, redemptions or exchanges of Disqualified Equity Interests, the 2017 Notes, the 2016 Notes, the Additional Senior Secured Indebtedness, the Additional Unsecured Indebtedness, the Junior Secured Indebtedness, or any Replacement Notes permitted by Sections 6.09(b)(vi), (vii) and (ix);

(o) loans, advances and extensions of credit by, and investments in the form of equipment of, the Company and its Restricted Subsidiaries in an aggregate amount (combined with the then outstanding amount of Guarantees incurred under Section 6.01(n)) not to exceed $25,000,000 on any date of determination to or in favor of third parties;

(p) [reserved;]

(q) [reserved;]

(r) [reserved;]

(s) [reserved;]

(t) the sale or other disposition of assets (the “Transferor Assets”) by a Borrower or Restricted Subsidiary (the “Transferor”) to a Person that is not a Borrower or Subsidiary (the “Transferee”) in exchange for assets (the “Transferee Assets”) (such transaction being an “Asset Exchange”) so long as (i) before and after giving effect to such Asset Exchange no Default or Event of Default shall have occurred and be continuing, (ii) after giving effect to Asset Exchange (and the removal of any Transferred Assets from the Borrowing Base), Aggregate Availability shall not be less than $35,000,000, (iii) the Transferee Assets are of the type generally used in Permitted Business, (iv) the fair market value of the Transferee Assets is no less than the fair market value of the Transferor Assets, (v) the Board of Transferor shall have determined that the Asset Swap is in the best interest of the Transferor and (vi) at least fifteen days prior to the consummation of the Asset Exchange, Transferor shall have provided the Administrative Agent and the Collateral Agent a listing, in reasonable detail, of all of the Transferred Assets. Each Borrower acknowledges and agrees that none of the Transferee Assets shall be included in the Borrowing Base until such time as appraisals satisfactory in form and substance to the Administrative Agent and the Collateral Agent have been delivered to the Administrative Agent and the Collateral Agent and each shall have determined that they are otherwise satisfied with the inclusion of such assets in the Borrowing Base;

(u) Guarantees by Excluded Subsidiaries of obligations of other Excluded Subsidiaries that do not constitute Indebtedness;

(v) Guarantees by Loan Parties of obligations of other Loan Parties that do not constitute Indebtedness;

(w) other loans, advances and investments so long as the Payment Conditions are satisfied; and

(x) investments by Aimia Foods Limited in 11,238 ordinary shares of Associated Coffee Merchants (International) Limited.

For the purposes of this Section 6.04, the “amount” of any loan, advance, extension of credit or investment made by any Person or Persons (collectively, the “Investors”) in any other Person or Persons (collectively, solely for the purpose of this Section 6.04, the “Recipient”) shall be:

(i) with respect to any loans, advances or extensions of credit made by any Investor to any Recipient, an amount equal to (A) the principal amount of loans, advances and extensions of credit made to the Recipient, directly or indirectly, by the Investor less (B) the amount of any repayments of principal of such loans, advances or extensions of credit made, directly or indirectly, by the Recipient to the Investor; and

(ii) with respect to any investment made by any Investor in any Recipient, (A) the amount of capital contributions made in the Recipient, directly or indirectly, by the Investor less (B) the amount of any dividends and distributions made by such Recipient (directly or indirectly) to such Investor with respect to such investment.

Section 6.05 Asset Sales. No Loan Party will, nor will it permit any of its Restricted Subsidiaries to, sell, transfer, lease or otherwise dispose of any asset, including any Equity Interest owned by it, nor will any Borrower permit any Subsidiary to issue any additional Equity Interest in such Subsidiary (other than to another Borrower or another Subsidiary in compliance with Section 6.04), except:

(a) sales, transfers and dispositions of (i) inventory in the ordinary course of business, (ii) used, obsolete, worn out or surplus equipment or property in the ordinary course of business and (iii) Permitted Margin Stock;

(b) sales, transfers and dispositions to any Borrower or any Subsidiary; provided that any sales, transfers or other dispositions pursuant to this clause (b) that are not solely among Loan Parties shall be for fair value and at least 75% cash consideration;

(c) sales, transfers and dispositions of accounts receivable in connection with the compromise, settlement or collection thereof;

(d) sales, transfers and dispositions of investments permitted by clauses (g), (i), (k), (t) and (w) of Section 6.04;

(e) sale and leaseback transactions permitted by Section 6.06;

(f) dispositions resulting from any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any property or asset of any Borrower or any Restricted Subsidiary;

(g) sales, transfers and other dispositions of assets (other than Equity Interests in a Subsidiary unless all Equity Interests in such Subsidiary are sold) that are not permitted by any other paragraph of this Section; provided that the aggregate fair market value of all assets sold, transferred or otherwise disposed of in reliance upon this paragraph (g) (i) other than the assets designated in accordance with clause (ii) of this proviso, shall not exceed (x) $30,000,000 during any fiscal year of the Company and (y) $70,000,000 during the term of this Agreement, commencing on the Restatement Effective Date and (ii) solely with respect to fixed assets acquired as part of a Permitted Acquisition and disclosed to the Administrative Agent in accordance with clause (j) of the definition of Permitted Acquisition, shall not exceed $30,000,000 during any fiscal year of the Company commencing on the Restatement Effective Date; provided, further, that any sales, transfers or other dispositions pursuant to this clause (g) shall be for fair value and at least 75% cash consideration;

(h) (i) licenses of Intellectual Property and (ii) sales, transfers and other dispositions to Private Brand Customers of trademarks, formulae and other Intellectual Property that are established or developed in connection with and/or for the benefit of Private Brand Customers, in each case that are in furtherance of, or integral to, other business transactions entered into by the Company or a Restricted Subsidiary in the ordinary course of business;

(i) the conveyance, sale, lease, assignment, transfer or other disposition of vending machines, in the normal course of business or as may be reasonably required by contract with the customer of the Company and its Restricted Subsidiaries, in connection with, or to promote, sales of inventory or at the end of a relationship with a customer;

(j) Restricted Payments permitted by Section 6.09;

(k) dispositions of Permitted Investments and dispositions of investments permitted by Section 6.04(a)(ii) in the ordinary course of business or in connection with a transaction otherwise permitted under this Agreement;

(l) [reserved;]

(m) [reserved;]

(n) [reserved;]

(o) [reserved;]

(p) sales, transfers and dispositions of assets described in Schedule 6.05 of the Confidential Disclosure Letter; and

(q) other sales, transfers and dispositions agreed to in writing by the Required Lenders (other than sales, transfers and dispositions that would require the consent of each Lender under Section 9.02 in the absence of this subsection (q));

provided, that nothing in this Section 6.05 shall be taken as permitting any UK Co-Borrower, any Dutch Co-Borrower, or any Loan Party organized under the laws of England and Wales or the Netherlands, to sell, factor, assign, transfer or otherwise deal with any of its Accounts other than (i) by collecting the same in the ordinary course as provided in the applicable Security Agreement, (ii) pursuant to arrangements that exist at the time such Loan Party is acquired in a Permitted Acquisition; provided that the Accounts subject to such arrangements shall be excluded from all Borrowing Bases, or (iii) as specifically permitted by the Administrative Collateral Agent or the UK Security Trustee, as applicable.

Section 6.06 Sale and Leaseback Transactions. No Loan Party will, nor will it permit any of its Restricted Subsidiaries to, enter into any arrangement, directly or indirectly, whereby it shall sell or transfer any property, real or personal, used in its business, whether now owned or hereafter acquired, and thereafter rent, lease such property or other property that it intends to use for substantially the same purpose or purposes as the property sold or transferred, except for any such sale of any fixed or capital assets by any Borrower or any Restricted Subsidiary that is made for cash consideration in an amount not less than the fair value of such fixed or capital asset and is consummated within 180 days after such Borrower or such Restricted Subsidiary acquires or completes the construction of such fixed or capital asset (or within 180 days after the applicable Restricted Subsidiary or Borrower was acquired by a Borrower or Restricted Subsidiary). Notwithstanding the foregoing, so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, any Loan Party or any Restricted Subsidiary may enter into sale and leaseback transactions as long as the fair market value of assets sold and leased back in any calendar year does not exceed $17,500,000 in the aggregate, provided, that to the extent such sale and leaseback transaction provides for the sale of any real estate that is either subject to a Mortgage or on which any Eligible Equipment is located, the Company shall have delivered to the Collateral Agent an Aggregate Borrowing Base Certificate, together with a Borrowing Base Certificate for any Borrowing Base Contributor that is selling such assets, which calculates such Borrowing Base Contributor’s Borrowing Base, in each event after giving effect to such sale.

Section 6.07 [Reserved.]

Section 6.08 Swap Agreements. No Loan Party will, nor will it permit any of its Restricted Subsidiaries to, enter into any Swap Agreement, except (a) Swap Agreements entered into to hedge or mitigate risks to which any Borrower or any Restricted Subsidiary has actual exposure (other than those in respect of Equity Interests of any Borrower or any of its Restricted Subsidiaries), and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of any Borrower or any Restricted Subsidiary.

Section 6.09 Restricted Payments; Certain Payments of Indebtedness.

(a) No Loan Party will, nor will it permit any of its Restricted Subsidiaries to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except:

(i) each Loan Party and its Restricted Subsidiaries may declare and pay dividends with respect to its common stock payable solely in additional shares of its common stock, and, with respect to its preferred stock, payable solely in additional shares of such preferred stock or in shares of its common stock;

(ii) Restricted Subsidiaries may declare and pay dividends ratably with respect to their Equity Interests;

(iii) the Company may declare and pay dividends to the holders of its Equity Interests as long as the Payment Conditions are satisfied;

(iv) the Company or any of its Restricted Subsidiaries may repurchase or redeem its Equity Interests as long as the Payment Conditions are satisfied; and

(v) any Restricted Subsidiary that is a direct wholly-owned Subsidiary of the Company or that is a direct wholly-owned Subsidiary of a Restricted Subsidiary, may repurchase its Equity Interests from, or pay dividends ratably with respect to its Equity Interests to, the Company or the Restricted Subsidiary that owns its Equity Interests.

(b) No Loan Party will, nor will it permit any of its Restricted Subsidiaries to, make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Indebtedness, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Indebtedness, except:

(i) payment of Indebtedness created under the Loan Documents;

(ii) payment of regularly scheduled interest and principal payments as and when due in respect of any Indebtedness;

(iii) payment of mandatory prepayments as and when due in respect of any Indebtedness, including, for the avoidance of doubt, any payments in connection with the Refresco Sale Note Offers actually accepted by the noteholders of the 2016 Notes and 2017 Notes; provided that if the proceeds of any Loans are used for the purpose of any such payment in connection with the Refresco Sale Note Offers, (A) no Default shall have occurred and be continuing, (B) all representations and warranties contained in Article III and in the other Loan Documents shall be true and correct in all material respects, and (C) the Payment Conditions shall be satisfied both immediately before and immediately after giving effect to such payment;

(iv) refinancings of Indebtedness to the extent permitted by Section 6.01;

(v) payment of secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness;

(vi) (a) payment of unsecured Indebtedness, Subordinated Indebtedness or Junior Secured Indebtedness (other than Indebtedness permitted to be purchased, repurchased, redeemed, defeased or prepaid pursuant to clause (vii) below) in an amount not exceeding $5,000,000 in any calendar year, so long as Aggregate Availability exceeds $25,000,000 after giving effect to each such payment and (b) voluntary payments of Indebtedness other than Indebtedness of the types described in clauses (vi)(a) and (vii) of this Section 6.09(b);

(vii) the Company or any of its Restricted Subsidiaries may, from time to time, (a) voluntarily purchase Disqualified Equity Interests, 2016 Notes, 2017 Notes, Additional Senior Secured Indebtedness, Additional Unsecured Indebtedness, Junior Secured Indebtedness, or Replacement Notes from one or more holders thereof, and/or (b) voluntarily redeem or defease some or all of any Disqualified Equity Interests, 2016 Notes, 2017 Notes, Additional Senior Secured Indebtedness, Additional Unsecured Indebtedness, Junior Secured Indebtedness, or Replacement Notes in accordance with the terms of such Disqualified Equity Interests, the 2016 Indenture, the 2017 Indenture, the Additional Senior Secured Indebtedness Documents, the Additional Unsecured Indebtedness Documents, the Junior Secured Indebtedness Documents, or the Replacement Indenture, as applicable, in the case of clauses (a) and (b), as long as at the time of such purchase, redemption or defeasance, the Payment Conditions are satisfied;

(viii) payment of intercompany indebtedness to the extent permitted by the subordination provisions applicable thereto, if any; and

(ix) the Company or any of its Restricted Subsidiaries may, from time to time, exchange any Qualified Equity Interests for all or part any Disqualified Equity Interests, the 2016 Notes, the 2017 Notes, Additional Senior Secured Indebtedness, Additional Unsecured Indebtedness, Junior Secured Indebtedness, or the Replacement Notes during the term of this Agreement, in each case as long as at the time of such exchange, the Payment Conditions are satisfied.

For purposes of this Section 6.09(b), the 2016 Notes, the 2017 Notes, the Additional Senior Secured Indebtedness, the Additional Unsecured Indebtedness, the Junior Secured Indebtedness, or Replacement Notes, as applicable, shall be deemed to be “redeemed” at the time that a Borrower or Restricted Subsidiary deposits with the trustee under the 2016 Indenture, the 2017 Indenture, the Additional Senior Secured Indebtedness Documents, the Additional Unsecured Indebtedness Documents, the Junior Secured Indebtedness Documents, or any Replacement Indenture, as applicable, the funds sufficient to redeem the applicable 2016 Notes, 2017 Notes, Junior Secured Indebtedness or Replacement Notes.

Section 6.10 Transactions with Affiliates. No Loan Party will, nor will it permit any of its Restricted Subsidiaries to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) transactions that (i) are in the ordinary course of business and (ii) are at prices and on terms and conditions not less favorable to such Borrower or such Restricted Subsidiary than could be obtained on an arm’s-length basis from unrelated third parties, (b) transactions between or among any Loan Party and any other Loan Party not involving any other Affiliate, (c) any loans, advances, Guarantees and other investments permitted by Sections 6.04(b), (c), (d), (e), (i), (l), (m), (u) or (v), or, solely to the extent such transactions are with an Affiliate of a Loan Party, Section 6.04(o) or (t), (d) any Indebtedness permitted under Section 6.01(a), (b), (e), (f), (k), (s) (or any replacement thereof permitted under Section 6.01(h)), (t) (or any replacement thereof permitted under Section 6.01(h)), and any Guarantees permitted under Section 6.01 or 6.04, as applicable, (e) any Restricted Payment or payment in respect of Indebtedness permitted by Section 6.09, (f) loans or advances to employees permitted under Section 6.04, (g) the payment of reasonable fees to directors of any Borrower or any Restricted Subsidiary who are not employees of such Borrower or Restricted Subsidiary, and compensation and employee benefit arrangements paid to, and indemnities provided for the benefit of, directors, officers or employees of the Borrowers or their Restricted Subsidiaries in the ordinary course of business, and (h) any issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements, stock options and stock ownership plans approved by a Borrower’s or Restricted Subsidiary’s board of directors; provided, further, that nothing in this Section 6.10 shall be taken as permitting any UK Co-Borrower, and Dutch Co-Borrower, or any Loan Party organized under the laws of England and Wales or the Netherlands, to sell, factor, assign, transfer or otherwise deal with any of its Accounts other than (i) by collecting the same in the ordinary course as provided in the applicable Security Agreement, (ii) pursuant to arrangements that exist at the time such Loan Party is acquired in a Permitted Acquisition; provided that the Accounts subject to such arrangements shall be excluded from all Borrowing Bases, or (iii) as specifically permitted by the Administrative Collateral Agent or the UK Security Trustee, as applicable.

Section 6.11 Restrictive Agreements. No Loan Party will, nor will it permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of such Loan Party or any of its Restricted Subsidiaries to create, incur or permit to exist any Lien upon any of its property or assets, or (b) the ability of any Restricted Subsidiary to pay dividends or other distributions with respect to any shares of its capital stock or to make or repay loans or advances to any Borrower or any other Restricted Subsidiary or to Guarantee Indebtedness of any Borrower or any other Restricted Subsidiary; provided that (i) the foregoing shall not apply to restrictions and conditions imposed by law or by any Loan Document, (ii) the foregoing shall not apply to restrictions and conditions existing on the Restatement Effective Date identified on Schedule 6.11 (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition), (iii) the foregoing shall not apply to restrictions and conditions in the 2016 Indenture, the 2016 Notes Documents, the 2017 Indenture, the 2017 Notes Documents, or any Replacement Indenture (but shall apply to any extension or renewal of any Replacement Indenture, or any amendment or modification expanding the scope of, any such restriction or condition in the 2016 Indenture, the 2016 Notes Documents, the 2017 Indenture, the 2017 Notes Documents, or any Replacement Indenture), (iv) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Restricted Subsidiary or assets pending such sale, provided such restrictions and conditions apply only to the Restricted Subsidiary or assets that is to be sold and such sale is permitted hereunder, (v) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness; provided that the foregoing shall not prohibit, restrict or condition Liens securing the Secured Obligations (or any Indebtedness incurred to refinance or replace any of the Obligations) on any assets or property of the type included in the Collateral, (vi) clause (a) of the foregoing shall not apply to customary provisions in leases and other contracts restricting the assignment thereof, (vii) clause (a) of the foregoing shall not apply to legally enforceable prohibitions on the pledge or disposition of Equity Interests in any joint venture to which the Company or any of its Restricted Subsidiaries is a party if such joint venture is not a direct or indirect Subsidiary of the Company, and (viii) the foregoing shall not apply to restrictions and conditions in any Additional Senior Secured Indebtedness Documents, any Additional Unsecured Indebtedness Documents, or any Junior Secured Indebtedness Documents; provided that such restrictions and conditions shall not (x) adversely affect the exercise of rights or remedies of the Secured Parties under any Loan Document (except that, solely in the case of Indebtedness permitted under Section 6.01(u) and designated as PP&E Priority Indebtedness, the Liens on common collateral not constituting ABL Priority Collateral may be senior to the Liens securing the Secured Obligations hereunder, subject to and in accordance with the terms of the 2020 ABL/TL Intercreditor Agreement or other Applicable Intercreditor Agreement), (y) restrict or impair the ability of any Loan Party to perform or satisfy its obligations under any Loan Document ~~or (z)~~(it being understood and agreed that the application of proceeds provisions in the 2020 ABL/TL Intercreditor Agreement does not constitute a restriction or impairment for purposes of this clause (y), or (z) except as expressly provided in the 2020 ABL/TL Intercreditor Agreement, prohibit, restrict or condition any Liens securing the Secured Obligations (or any Indebtedness incurred to refinance or replace any of the Obligations) on any assets or property of the type included in the Collateral.

Section 6.12 Amendment of Material Documents; Designations Under Applicable Intercreditor Agreements; Insurance Limitations; Etc.

(a) No Loan Party will, nor will it permit any of its Restricted Subsidiaries to, amend, modify or waive any of its rights under (i) any 2016 Notes Document, any 2017 Notes Document, any Additional Senior Secured Indebtedness Document, any Additional Unsecured Indebtedness Document, any Junior Secured Indebtedness Document, or any Replacement Notes Document, or (ii) its certificate of incorporation, by-laws, operating, management or partnership agreement or other organizational documents, to the extent any such amendment, modification or waiver would be materially adverse to the Lenders.

(b) Except as otherwise expressly permitted hereunder in respect of Additional Senior Secured Indebtedness and Junior Secured Indebtedness, subject to the terms of the Applicable Intercreditor Agreements, no Loan Party will, nor will it permit any of its Restricted Subsidiaries or any Person (other than the Administrative Agent, the Administrative Collateral Agent or the UK Security Trustee) to, execute, deliver, file or record any financing statement or amendment thereto, patent, trademark or copyright filing, mortgage, deeds of trust, deed or similar instrument, or any security agreement, deed, document, certificate or filing in respect of any Collateral (i) governed by the laws of a jurisdiction outside of the United States or (ii) governed by the laws of the United States, any State of the United States or the District of Columbia, in each case under this clause (b) that is to be executed, delivered, filed, registered or recorded by or in favor of any Person other than the Administrative Agent, the Administrative Collateral Agent or the UK Security Trustee, unless and until, solely in the case of clause (ii), the same is in form and substance reasonably satisfactory to the Administrative Collateral Agent or the UK Security Trustee, as applicable.

(c) Except as otherwise expressly agreed pursuant to an Applicable Intercreditor Agreement in respect of Additional Senior Secured Indebtedness or Junior Secured Indebtedness expressly permitted hereunder, no Loan Party will, nor will it permit any of its Restricted Subsidiaries to, name any person other than the Administrative Agent or the Administrative Collateral Agent as additional insured, loss payee or lender loss payable under any insurance policies maintained from time to time by the Loan Parties; provided, that to the extent required by the terms of any contract between a Loan Party and a landlord or lessor of real property or of equipment in respect of a Capital Lease Obligation, such landlord or lessor may also be named as additional insured, loss payee and lender loss payable under insurance policies applicable to such land or assets so long as the interest of such landlord or lessor, as applicable, is subordinated to the interest of the Administrative Agent or the Administrative Collateral Agent, as applicable, except to the extent that such policy solely relates to the land or assets so leased, and such land or assets do not constitute Collateral.

Section 6.13 Fixed Charge Coverage Ratio. At any time after the occurrence of a Fixed Charge Trigger Event and prior to the subsequent occurrence of a Fixed Charge Recovery Event, the Borrowers will not permit the Fixed Charge Coverage Ratio on any day (such Fixed Charge Coverage Ratio for any day, determined as of the last day of the most recent fiscal quarter preceding such day for which financial statements have been or should have been delivered pursuant to Section 5.01(a) or (b), for the period of four consecutive fiscal quarters ending on such last day) to be less than 1.0 to 1.0.

Section 6.14 Ownership of Borrowers and Certain other Subsidiaries; Subsidiary Restrictions.

(a) The Company will not permit any of the Equity Interests of a Borrower (other than the Company) or a Borrowing Base Guarantor to be directly owned, legally or beneficially, by any Person other than a Loan Party that has pledged all of such Equity Interests to the Administrative Collateral Agent or the UK Security Trustee as security for the Secured Obligations under the relevant Collateral Document. This Section 6.14(a) shall not prohibit the Coffee Disposition to the extent that the Coffee Disposition Conditions (as defined in the First Amendment Agreement) have been satisfied.

(b) The Company will not permit any Subsidiary (i) to be a “Restricted Subsidiary” (or any equivalent term) under any 2016 Notes Document, 2017 Notes Document, Additional Senior Secured Indebtedness Document, Additional Unsecured Indebtedness Document, Junior Secured Indebtedness Document, or any Replacement Notes Document, or any other indenture, agreement or other instrument governing Material Indebtedness of any Loan Party unless such Subsidiary is also a Restricted Subsidiary hereunder or (ii) to be a guarantor, issuer, obligor or borrower under any 2016 Notes Document, 2017 Notes Document, Additional Senior Secured Indebtedness Document, Additional Unsecured Indebtedness Document, Junior Secured Indebtedness Document, any Replacement Notes Document, or any other indenture, agreement or other instrument governing Material Indebtedness of any Loan Party unless such Subsidiary is also a Loan Guarantor or Borrower hereunder.

Section 6.15 Sanctions Laws and Regulations.

(a) No Loan Party shall, and each Loan Party shall (x) ensure that none of its Subsidiaries will, and (y) use its commercially reasonable efforts to ensure that none of its other Affiliates will, directly or indirectly use the proceeds of the Loans or Letters of Credit (i) for any purpose which would breach the U.K. Bribery Act 2010, the United States Foreign Corrupt Practices Act of 1977 or other similar applicable law; (ii) to fund, finance or facilitate any activities, business or transaction of or with any Designated Person or in any Sanctioned Country in violation of applicable law, or otherwise in violation of Sanctions, as such Sanctions Lists or Sanctions are in effect from time to time; (iii) in any other manner that will result in the violation of any applicable Sanctions by any party to this Agreement; or (iv) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading and avoiding, or attempts to violate, any of the prohibitions set forth in any AML/Anti-Terrorism Law.

(b) No Loan Party shall, and each Loan Party shall (x) ensure that none of its Subsidiaries will, and (y) use its commercially reasonable efforts to ensure that none of its other Affiliates will, use funds or assets obtained directly or indirectly from transactions with or otherwise relating to (i) Designated Persons; or (ii) any Sanctioned Country, to pay or repay any amount owing to the Lenders under this Agreement, in each case in violation of Sanctions or applicable law.

(c) Each Loan Party shall, and shall (x) ensure that each of their Subsidiaries will, and (y) use its commercially reasonable efforts to ensure that each of their other Affiliates will (i) conduct its business in compliance with Anti-Corruption Laws; (ii) maintain policies and procedures designed to promote and achieve compliance with Anti-Corruption Laws; and (iii) have appropriate controls and safeguards in place designed to prevent any proceeds of any Loans or Letters of Credit from being used contrary to the representations and undertakings set forth herein.

ARTICLE VII

EVENTS OF DEFAULT

If any of the following events (“Events of Default”) shall occur:

(a) the Borrowers shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) the Borrowers shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three Business Days;

(c) any representation or warranty made or deemed made by or on behalf of any Loan Party or any Subsidiary in or in connection with this Agreement or any Loan Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement or any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed made;

(d) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02(a), 5.03 (with respect to a Loan Party’s existence), 5.08, 5.18 or in Article VI;

(e) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those which constitute a default under another Section of this Article), and such failure shall continue unremedied for a period of (i) 5 days after the earlier of any Loan Party’s knowledge of such breach or notice thereof from the Administrative Agent (which notice will be given at the request of any Lender) if such breach relates to terms or provisions of Section 5.01, 5.02 (other than Section 5.02(a)), 5.03 through 5.07, 5.09, 5.10, 5.12 or 5.17 of this Agreement or (ii) 30 days after the earlier of any Loan Party’s knowledge of such breach or notice thereof from the Administrative Agent (which notice will be given at the request of any Lender) if such breach relates to terms or provisions of any other Section of this Agreement;

(f) any Loan Party or any Restricted Subsidiary shall fail to make any payment beyond the applicable grace period (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable;

(g) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of such Indebtedness or any trustee or agent on its or their behalf to cause such Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (g) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness;

(h) (1) an involuntary proceeding (including the filing of any notice of intention in respect thereof) shall be commenced or an involuntary petition shall be filed seeking (i) bankruptcy, liquidation, winding-up, dissolution, reorganization, suspension of general operations or other relief in respect of a Loan Party (other than any member of the UK Group) or its debts, or of a substantial part of its assets, under any Insolvency Law now or hereafter in effect, (ii) the composition, rescheduling, reorganization, arrangement or readjustment of, or other relief from, or stay of proceedings to enforce, some or all of its debts or obligations, (iii) the appointment of a receiver, interim receiver, receiver and manager, liquidator, provisional liquidator, administrator, trustee, custodian, sequestrator, conservator, examiner, agent or similar official for any Loan Party (other than a member of the UK Group) or for a substantial part of its assets or (iv) possession, foreclosure, seizure or retention, sale or other disposition of, or other proceedings to enforce security over, all or any substantial part of the assets of any Loan Party (other than a member of the UK Group) and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(2) any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any member of the UK Group;

(ii) a composition, compromise, assignment or arrangement with any creditor of any member of the UK Group;

(iii) the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of any member of the UK Group or any of its assets; or

(iv) enforcement of any Lien over any assets of any member of the UK Group,

or any analogous procedure or step is taken in any jurisdiction; provided that this clause (2) shall not apply to (x) any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within 14 days of commencement or, if earlier, the date on which it is advertised or (y) the solvent liquidation or reorganization of any member of the UK Group which is not a Loan Party so long as any payments or assets distributed as a result of such liquidation or reorganization are distributed to other members of the UK Group; or

(3) any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of a member of the UK Group having an aggregate value of $15,000,000 and is not discharged within 14 days;

(i) (1) any Loan Party (other than a member of the UK Group) shall (i) voluntarily commence any proceeding, file any petition, pass any resolution or make any application seeking liquidation, reorganization, administration or other relief under any Insolvency Law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Article, (iii) apply for or consent to the appointment of a receiver, interim receiver, receiver and manager, liquidator, assignee, trustee, custodian, sequestrator, administrator, examiner, conservator or similar official for such Loan Party or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(2) a member of the UK Group is unable or admits inability to pay its debts as they fall due or is deemed to or declared to be unable to pay its debts under applicable law, suspends or threatens to suspend making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness;

(3) the value of the assets of any member of the UK Group is less than its liabilities (taking into account contingent and prospective liabilities; or

(4) a moratorium is declared in respect of any indebtedness of any member of the UK Group (if a moratorium occurs, the ending of the moratorium will not cure any Event of Default caused by that moratorium);

(j) any Loan Party shall become unable, admit in writing its inability or fail generally to pay its debts as they become due (including delivery by any member of the Dutch Group of a notice under Article 36 Tax Collection Act (Invorderingswet 1990));

(k) one or more judgments for the payment of money in an aggregate amount in excess of $50,000,000 (to the extent not covered by independent third-party insurance as to which the relevant insurance company has been notified of such judgment and not denied coverage) shall be rendered against any Loan Party, any Subsidiary of any Loan Party or any combination thereof and the same shall remain undischarged for a period of 60 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of any Loan Party or any Subsidiary of any Loan Party to enforce any such judgment or any Loan Party or any Subsidiary of any Loan Party shall fail within 60 days to discharge one or more non-monetary judgments or orders which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, which judgments or orders, in any such case, are not stayed on appeal by proper proceedings diligently pursued;

(l) (i) the Company or any of its Subsidiaries shall, directly or indirectly, terminate or cause to terminate, in whole or in part, or initiate the termination of, in whole or in part, any Canadian Pension Plan so as to result in any liability which could have a Material Adverse Effect; (ii) the Company or any of its Subsidiaries shall fail to make a required contribution under any Canadian Pension Plan or Canadian Union Plan which could result in the imposition of a Lien upon the assets of the Company or any of its Subsidiaries; or (iii) the Company or any of its Subsidiaries makes any improper withdrawals or applications of assets of a Canadian Pension Plan or Canadian Benefit Plan;

(m) (i) an ERISA Event shall have occurred that, in the reasonable opinion of the Required Lenders, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect or (ii) with respect to any Plan, circumstances exist that, in the reasonable opinion of the Required Lenders, may give rise to a Lien under ERISA;

(n) a Change in Control shall occur;

(o) (i) the occurrence of any “Event of Default”, as defined in any Loan Document (other than this Agreement) or (ii) the default or breach of, or failure to comply with, any of the terms or provisions of any Loan Document (other than this Agreement), which default, breach or failure to comply, in the case of this clause (ii), continues beyond any period of grace (if any) therein provided or, if no grace period is provided therein, 30 days;

(p) the Loan Guaranty shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of the Loan Guaranty, or any Loan Guarantor shall fail to comply with any of the terms or provisions of the Loan Guaranty to which it is a party, or any Loan Guarantor shall deny that it has any further liability under the Loan Guaranty to which it is a party, or shall give notice to such effect;

(q) any Collateral Document shall for any reason fail to create a valid and perfected first priority (or such lesser priority as provided for in the 2020 ABL/TL Intercreditor Agreement or another Applicable Intercreditor Agreement) security interest in any Collateral purported to be covered thereby, except as permitted by the terms of this Agreement or any Collateral Document, or any Collateral Document shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of any Collateral Document, in each case except as permitted by this Agreement or such Collateral Document;

(r) any material provision of any Loan Document for any reason ceases to be valid, binding and enforceable in accordance with its terms (or any Loan Party shall challenge the enforceability of any Loan Document or shall assert in writing, or engage in any action or inaction based on any such assertion, that any provision of any of the Loan Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms);

(s) the Pensions Regulator issues a Financial Support Direction or a Contribution Notice to the Company or any of its Subsidiaries unless the aggregate liability of the Loan Parties under all Financial Support Directions and Contribution Notices is less than $10,000,000; or

(t) any Applicable Intercreditor Agreement entered into pursuant to the terms hereof, or any material provision thereof, shall cease to be ~~in full force or effect~~valid, binding and enforceable in accordance with its terms (or any Person party to such Applicable Intercreditor Agreement, or such Person’s successors and assigns (as permitted under such agreement), shall challenge the enforceability of such Applicable Intercreditor Agreement or shall assert in writing, or engage in any action or inaction based on any such assertion, that any provision of such Applicable Intercreditor Agreement has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms) other than (i) as expressly permitted hereunder or thereunder, (ii) by a consensual termination or modification thereof agreed to by the Agents party thereto and each other Person party ~~party~~ thereto (or any trustee, agent or representative acting on their behalf), or (iii) as a result of satisfaction in full of the obligations under the documents in respect of ~~and~~ any other Indebtedness subject to the terms of such Applicable Intercreditor Agreement;

then, and in every such event (other than an event with respect to the Borrowers described in clause (h) or (i) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower Representative, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrowers accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers; and in case of any event with respect to the Borrowers described in clause (h) or (i) of this Article, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrowers accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers. Upon the occurrence and the continuance of an Event of Default, each of the Administrative Agent and the UK Security Trustee may, and at the request of the Required Lenders shall, exercise any rights and remedies provided to such Administrative Agent or UK Security Trustee under the Loan Documents or at law or equity, including all remedies provided under the UCC and PPSA.

ARTICLE VIII

THE ADMINISTRATIVE AGENT AND THE ADMINISTRATIVE COLLATERAL AGENT

Each of the Lenders and the Issuing Banks hereby irrevocably appoints each of the Administrative Agent and the Administrative Collateral Agent as its agent and authorizes the Administrative Agent and the Administrative Collateral Agent to take such actions on its behalf, including execution of the other Loan Documents, and to exercise such powers as are delegated to such Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto. It is understood and agreed that the use of the term “agent” as used herein or in any other Loan Documents (or any similar term) with reference to the Administrative Agent or the Administrative Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

The Administrative Collateral Agent shall hold all securities under a Collateral Document governed by the laws of Switzerland that is accessory in nature (akzessorisch) for itself and for and on behalf of each Secured Party as a direct representative (direkter Stellvertreter) and as a creditor of the Parallel Liability and all securities under a Collateral Document governed by the laws of Switzerland that is non-accessory in nature (nicht akzessorisch) as an agent for the benefit of the Secured Parties (Halten unter einem Treuhandverhältnis).

Any bank serving as the Administrative Agent or Administrative Collateral Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent or Administrative Collateral Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Loan Parties or any Subsidiary of a Loan Party or other Affiliate thereof as if it were not the Administrative Agent or Administrative Collateral Agent hereunder.

Each of the Lenders and the Issuing Banks hereby irrevocably (i) authorize the Administrative Agent, the Administrative Collateral Agent and the UK Security Trustee to enter into ~~each~~(x) the 2020 ABL/TL Intercreditor Agreement and (y) each other Applicable Intercreditor Agreement permitted under this Agreement and agree that the 2020 ABL/TL Intercreditor Agreement and any such other Applicable Intercreditor Agreement is binding upon such Lenders and such Issuing Bank, (ii) agree that, upon the execution and delivery of ~~such~~the 2020 ABL/TL Intercreditor Agreement and any such other Applicable Intercreditor Agreement, each Lender and each Issuing Bank will be bound by the provisions thereof as if it were a signatory thereto and will take no actions contrary to the provisions thereof and (iii) agree that none of the Lenders or any other Secured Party shall have any right of action whatsoever against the Administrative Agent, the Administrative Collateral Agent or the UK Security Trustee as a result of any action taken by the Administrative Agent, the Administrative Collateral Agent or the UK Security Trustee pursuant to this paragraph or in accordance with the terms of ~~such~~the 2020 ABL/TL Intercreditor Agreement and any such other Applicable Intercreditor Agreement. The Administrative Agent, the Administrative Collateral Agent and the UK Security Trustee may effect any amendment or supplement to any Applicable Intercreditor Agreement permitted under this Agreement that is for the purpose of adding the holders of Indebtedness under any other secured Indebtedness permitted to be incurred under this Agreement, including on a junior priority basis to the Secured Obligations, as contemplated by the terms of the 2020 ABL/TL Intercreditor Agreement or such other Applicable Intercreditor Agreement. In connection with any PP&E Priority Indebtedness~~,~~ (including the 2020 Term Loan Facility), each of the Lenders and the Issuing Banks hereby irrevocably authorize the Administrative Collateral Agent and the UK Security Trustee to take such actions as are necessary in order to subordinate the Liens on the Collateral that does not constitute ABL Priority Collateral to the Liens of the holders of the PP&E Priority Indebtedness, or to temporarily release such non-ABL Priority Collateral in order to enter into new Collateral Documents that establish a second priority Lien on such non-ABL Priority Collateral in favor of the Administrative Collateral Agent or UK Security Trustee, as applicable, subject only to the Liens of the holder of the PP&E Priority Indebtedness; provided that the liens on ABL Priority Collateral shall not be impaired as a result of any such subordination or temporary release.

Neither the Administrative Agent nor the Administrative Collateral Agent shall have any duties or obligations except those expressly set forth in the Loan Documents. Without limiting the generality of the foregoing, (a) neither the Administrative Agent nor the Administrative Collateral Agent shall be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) neither the Administrative Agent nor the Administrative Collateral Agent shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that such Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02), and (c) except as expressly set forth in the Loan Documents, neither the Administrative Agent nor the Administrative Collateral Agent shall have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Loan Party or any of its Subsidiaries that is communicated to or obtained by the bank serving as the Administrative Agent or the Administrative Collateral Agent or any of its Affiliates in any capacity. Neither the Administrative Agent nor the Administrative Collateral Agent shall be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02) or in the absence of its own gross negligence or willful misconduct. Neither the Administrative Agent nor the Administrative Collateral Agent shall be deemed to have knowledge of any Default unless and until written notice thereof is given to such Agent by the Borrower Representative or a Lender, and neither the Administrative Agent nor the Administrative Collateral Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or in connection with any Loan Document, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, (v) the creation, perfection or priority of Liens on the Collateral or the existence of the Collateral, or (vi) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent or the Administrative Collateral Agent.

The Administrative Agent and the Administrative Collateral Agent shall each be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The Administrative Agent and the Administrative Collateral Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The Administrative Agent and the Administrative Collateral Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Administrative Agent and the Administrative Collateral Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Administrative Agent or the Administrative Collateral Agent, as the case may be. The Administrative Agent and the Administrative Collateral Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and the Administrative Collateral Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent and the Administrative Collateral Agent, as the case may be.

Subject to the appointment and acceptance of a successor Administrative Agent or Administrative Collateral Agent, as the case may be, as provided in this paragraph, either or both of the Administrative Agent and the Administrative Collateral Agent, may resign at any time by notifying the Lenders, the Issuing Banks and the Borrower Representative. Upon any such resignation, the Required Lenders shall have the right, in consultation with the Borrowers, to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent(s) give notice of their resignation, then the retiring Administrative Agent or Administrative Collateral Agent may, on behalf of the Lenders and the Issuing Banks, appoint a successor Administrative Agent or Administrative Collateral Agent, as the case may be, which shall be a commercial bank or an Affiliate of any such commercial bank or a Lender, in any case with assets of at least $250,000,000. Upon the acceptance of its appointment as Administrative Agent or Administrative Collateral Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent or Administrative Collateral Agent, and the retiring Administrative Agent or Administrative Collateral Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrowers to a successor Administrative Agent or Administrative Collateral Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor. After the Administrative Agent’s or the Administrative Collateral Agent’s resignation hereunder, the provisions of this Article and Section 9.03 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Administrative Agent or Administrative Collateral Agent.

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent, the Collateral Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent, the Collateral Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or related agreement or any document furnished hereunder or thereunder.

Each Lender hereby agrees that (a) it has been provided access to each Report prepared by or on behalf of the Administrative Agent; (b) neither the Administrative Agent nor the Administrative Collateral Agent (i) makes any representation or warranty, express or implied, as to the completeness or accuracy of any Report or any of the information contained therein or any inaccuracy or omission contained in or relating to a Report and (ii) shall be liable for any information contained in any Report; (c) the Reports are not comprehensive audits or examinations, and that any Person performing any field examination will inspect only specific information regarding the Loan Parties and will rely significantly upon the Loan Parties’ books and records, as well as on representations of the Loan Parties’ personnel and that neither the Administrative Agent nor the Administrative Collateral Agent undertakes any obligation to update, correct or supplement the Reports; (d) it will keep all Reports confidential and strictly for its internal use, and it will not share the Report with any other Person except as otherwise permitted pursuant to this Agreement; and (e) without limiting the generality of any other indemnification provision contained in this Agreement, it will pay and protect, and indemnify, defend, and hold the Administrative Agent, the Administrative Collateral Agent and any such other Person preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses, and other amounts (including reasonable attorney fees) incurred by as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender.

Each Lender, each Issuing Bank, the Administrative Collateral Agent and the Administrative Agent appoints the UK Security Trustee to act as security trustee under and in connection with each UK Security Agreement on the terms and conditions set forth in Schedule 8.

For the purposes of holding any security granted by any Borrower or any other Loan Party pursuant to the laws of the province of Quebec to secure payment of any bond issued by any Borrower or any Loan Party, each Lender hereby irrevocably appoints and authorizes the Administrative Collateral Agent and, to the extent necessary, ratifies the appointment and authorization of the Administrative Collateral Agent, to act as the person holding the power of attorney (i.e. “fondé de pouvoir”) (in such capacity, the “Attorney”) of the Lenders as contemplated under Article 2692 of the Civil Code of Québec, and to enter into, to take and to hold on its behalf, and for its benefit, any hypothec, and to exercise such powers and duties that are conferred upon the Attorney under any hypothec. Moreover, without prejudice to such appointment and authorization to act as the person holding the power of attorney as aforesaid, each Lender hereby irrevocably appoints and authorizes the Administrative Collateral Agent (in such capacity, the “Custodian”) to act as agent and custodian for and on behalf of the Lenders to hold and be the sole registered holder of any bond which may be issued under any hypothec, the whole notwithstanding Section 32 of An Act respecting the special powers of legal persons (Quebec) or any other applicable law, and to execute all related documents. Each of the Attorney and the Custodian shall: (a) have the sole and exclusive right and authority to exercise, except as may be otherwise specifically restricted by the terms hereof, all rights and remedies given to the Attorney and the Custodian (as applicable) pursuant to any hypothec, bond, pledge, applicable laws or otherwise, (b) benefit from and be subject to all provisions hereof with respect to the Administrative Collateral Agent mutatis mutandis, including, without limitation, all such provisions with respect to the liability or responsibility to and indemnification by the Lenders, and (c) be entitled to delegate from time to time any of its powers or duties under any hypothec, bond, or pledge on such terms and conditions as it may determine from time to time. Any person who becomes a Lender shall, by its execution of an Assignment and Assumption, be deemed to have consented to and confirmed: (i) the Attorney as the person holding the power of attorney as aforesaid and to have ratified, as of the date it becomes a Lender, all actions taken by the Attorney in such capacity, and (ii) the Custodian as the agent and custodian as aforesaid and to have ratified, as of the date it becomes a Lender, all actions taken by the Custodian in such capacity. The Substitution of the Administrative Collateral Agent pursuant to the provisions of this Article VIII shall also constitute the substitution of the Attorney and the Custodian.

The Documentation Agent, Syndication Agent, Joint Bookrunners and Joint Lead Arrangers shall not have any right, power, obligation, liability, responsibility or duty under this Agreement other than those applicable to all Lenders as such. Without limiting the foregoing, none of such Lenders shall have or be deemed to have a fiduciary relationship with any Lender. Each Lender hereby makes the same acknowledgments with respect to the relevant Lenders in their respective capacities as the Documentation Agent, Syndication Agent, Joint Bookrunners and Joint Lead Arrangers, as applicable, as it makes with respect to the Administrative Agent in this Article VIII.

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Lead Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower Representative or any other Loan Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments, or this agreement,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84–14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95–60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90–1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91–38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96–23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84–14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84–14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84–14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless either (1) clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Lead Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower Representative or any other Loan Party, that none of the Administrative Agent, the Lead Arrangers or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

ARTICLE IX

MISCELLANEOUS

Section 9.01 Notices.

(a) Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile, as follows:

(i)	if to any Loan Party, to the Borrower Representative at:

Cott Corporation Corporation Cott

Corporation Center III

4221 W. Boy Scout Blvd., Suite 400

Tampa, Florida 33607-5736

Attention: Shane Perkey, Treasurer

Facsimile No.: 813.881.1914

with a copy to:

Cott Corporation Corporation Cott

Corporation Center III

4221 W. Boy Scout Blvd., Suite 400

Tampa, Florida 33607-5736

Attention: Marni Morgan Poe, General Counsel

Facsimile No.: 813.881.1923

(ii)	if to the Administrative Agent or the Administrative Collateral Agent:

JPMorgan Chase Bank, N.A.

1300 East Ninth Street, Floor 13

Cleveland, OH 44114-1573

Attention: David J. Waugh

Facsimile No.: 216.781.2071

E-mail: david.j.waugh@jpmorgan.com

with a copy to:

JPMorgan Chase Bank, N.A.

1300 East Ninth Street, Floor 13

Cleveland, OH 44114-1573

Attention: Michael McCullough

Facsimile No.: 216.781.2071

E-mail: michael.f.mccullough@jpmorgan.com

with a copy to:

JPMorgan Europe Limited

Loan & Agency,

6th Floor, 25 Bank Street

Canary Wharf

London, E14 5JP

United Kingdom

Facsimile No.: +44 (0) 207 777 2360

E-mail: loan_and_agency_london@jpmorgan.com

(iii)	if to the UK Security Trustee, to

JPMorgan Chase Bank, N.A., London Branch

25 Bank Street

Canary Wharf

London E14 5JP

United Kingdom.

Attention: Matthew Sparkes

Facsimile No.: +44 (0) 203 493 1365

(iv) if to any other Lender, to it at its address or facsimile number set forth in its Administrative Questionnaire.

All such notices and other communications (i) sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received or (ii) sent by facsimile shall be deemed to have been given when sent; provided that if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient.

(b) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications (including e-mail and internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Article II or to compliance and no Event of Default certificates delivered pursuant to Section 5.01(d) unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower Representative (on behalf of the Loan Parties) may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. All such notices and other communications (i) sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that if not given during the normal business hours of the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next Business Day for the recipient, and (ii) posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (b)(i) of notification that such notice or communication is available and identifying the website address therefor.

(c) Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

Section 9.02 Waivers; Amendments.

(a) No failure or delay by any Agent, any Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Agents, the Issuing Banks and the Lenders hereunder and under any other Loan Document are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether any Agent, any Lender or any Issuing Bank may have had notice or knowledge of such Default at the time.

(b) Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except (i) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrowers and the Required Lenders or, (ii) in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Administrative Agent, the Administrative Collateral Agent (to the extent it is a party to such Loan Document) and the Loan Party or Loan Parties that are parties thereto, with the consent of the Required Lenders; provided that no such agreement shall (i) increase the Commitment of any Lender without the written consent of such Lender (provided that the Administrative Agent may make Protective Advances as set forth in Section 2.04), (ii) reduce or forgive the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon, or reduce or forgive any interest or fees payable hereunder, without the written consent of each Lender affected thereby; provided that no amendment entered into pursuant to the terms of Section 2.10(d) shall constitute a reduction in the rate of interest or fees for purposes of this clause (ii), (iii) postpone any scheduled date of payment of the principal amount of any Loan or LC Disbursement, or any date for the payment of any interest, fees or other Obligations payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender affected thereby, (iv) change Section 2.18(b) or (d) in a manner that would alter the manner in which payments are shared, without the written consent of each Lender, (v) (x) increase the advance rates set forth in the definition of Borrowing Base or the Aggregate Borrowing Base without the written consent of each Lender, or (y) add new categories of eligible assets or, except as otherwise provided in clause (x) above, amend, waive or modify the definitions of Aggregate Borrowing Base or Borrowing Base (or any defined term used in such definitions) in each case in a manner that would increase availability or the definition of “Aggregate Availability” without the written consent of the Supermajority Lenders, (vi) change any of the provisions of this Section or the definition of “Required Lenders” or “Supermajority Lenders” or any other provision of any Loan Document specifying the number or percentage of Lenders (or Lenders of any Class) required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender, (vii) release any Loan Guarantor (other than an Immaterial Subsidiary) from its obligation under its Loan Guaranty (except as otherwise permitted in this Agreement or in the other Loan Documents), without the written consent of each Lender, or (viii) except as provided in clause (c) of this Section or in any Collateral Document, release all or substantially all of the Collateral, without the written consent of each Lender; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of any Agent, any Issuing Bank or any Swingline Lender hereunder without the prior written consent of such Agent, such Issuing Bank or such Swingline Lender, as the case may be (it being understood that any change to Section 2.21 shall require the consent of the Administrative Agent, each Swingline Lender and each Issuing Bank); provided further that no such agreement shall amend or modify the provisions of Section 2.06 or any letter of credit application and any bilateral agreement between the Borrower Representative and any Issuing Bank regarding such Issuing bank’s Letter of Credit sublimit or the respective rights and obligations between the Borrowers and such Issuing Bank in connection with the issuance of Letters of Credit without the prior written consent of the Administrative Agent and the applicable Issuing Bank, respectively. The Administrative Agent may also amend the Commitment Schedule to reflect assignments entered into pursuant to Section 9.04. Notwithstanding anything to the contrary contained in this clause (b), any provision of this Agreement or any other Loan Document may be amended by an agreement in writing entered into solely by the Borrower Representative and the Administrative Agent to cure any obvious inconsistency, error, or any error, defect or omission of a technical or immaterial nature, in each case jointly identified by the Administrative Agent and the Borrower Representative, and such amendment shall become effective without any further action or consent of any other party to such Loan Document so long as, in each case, the Lenders, the Swingline Lenders and the Issuing Banks shall have received at least five (5) Business Days’ prior written notice thereof and the Administrative Agent shall not have received, within five (5) Business Days after the date of such notice to the Lenders, a written notice from (x) the Majority Lenders stating that the Majority Lenders object to such amendment or (y) if affected by such amendment, any Swingline Lender or any Issuing Bank stating that it objects to such amendment. Notwithstanding anything to the contrary in this clause (b) or otherwise in this Agreement or any other Loan Document, except as otherwise provided in Schedule 5.18(2), (x) no real property shall be taken as Collateral unless each Lender confirms to the Administrative Agent that it has completed all flood due diligence, received copies of all flood insurance documentation and confirmed flood insurance compliance as required by the Flood Laws or as otherwise satisfactory to such Lender, and no amendment shall be made to any Loan Document to permit or require that any real property be taken as Collateral, without the consent of all Lenders, and (y) at any time that any real property constitutes Collateral, no modification of a Loan Document shall add, increase, renew or extend any loan, commitment or credit line hereunder (other than pursuant to Sections 2.09(e) and (f) hereof) until each Lender confirms to the Administrative Agent that it has completed all flood due diligence, documentation and insurance coverage as required by the Flood Laws.

(c) The Lenders hereby irrevocably authorize each of the Administrative Collateral Agent and the UK Security Trustee, at its option and in its sole discretion, to release any Liens granted to the Administrative Collateral Agent or the UK Security Trustee by the Loan Parties on any Collateral (i) upon the termination of the all Commitments, payment and satisfaction in full in cash of all Obligations (other than Unliquidated Obligations), and the cash collateralization of all Unliquidated Obligations in a manner satisfactory to each affected Lender (for the purposes of this clause (ii), an affected Lender shall include any Lender with an Affiliate that is owed Unliquidated Obligations at such time), (ii) constituting property being sold or disposed of if the Loan Party disposing of such property certifies to the Administrative Collateral Agent or the UK Security Trustee, as applicable, that the sale or disposition is made in compliance with the terms of this Agreement (and the Administrative Collateral Agent and the UK Security Trustee may rely conclusively on any such certificate, without further inquiry), (iii) constituting property leased to a Loan Party under a lease which has expired or been terminated in a transaction permitted under this Agreement, (iv) as required to effect any sale or other disposition of such Collateral in connection with any exercise of remedies of the Administrative Collateral Agent, the UK Security Trustee and the Lenders pursuant to Article VII, (v) if such Liens were granted by any Loan Party which has been designated as an Unrestricted Subsidiary in accordance with

Section 5.14 if such Loan Party certifies to the Administrative Collateral Agent that the designation of such Loan Party as an Unrestricted Subsidiary is in compliance with the terms of Section 5.14 (and each of the Administrative Collateral Agent and the UK Security Trustee may rely on any such certificate without further inquiry) or (vi) if such Liens were granted by any Loan Party with respect to which 100% of its Equity Interests have been sold in a transaction permitted pursuant to Section 6.05 and the Borrowers have made all applicable prepayments required under Article II in connection therewith, and the Borrowers certify to the Administrative Collateral Agent or the UK Security Trustee, as applicable, that the transaction and any required prepayments have been made in compliance with the terms of this Agreement (and the Administrative Collateral Agent and the UK Security Trustee may rely conclusively on any such certificate, without further inquiry). Except as provided in the preceding sentence, neither the Administrative Collateral Agent nor the UK Security Trustee will release any Liens on Collateral without the prior written authorization of the Required Lenders; provided that, the Administrative Collateral Agent and the UK Security Trustee may in their discretion, release their Liens on Collateral valued in the aggregate not in excess of $2,500,000 during any calendar year without the prior written authorization of the Required Lenders. The Lenders hereby irrevocably authorize the Administrative Agent, at its option and in its sole discretion, to release any Loan Guarantor from its obligation under its Loan Guaranty if (x) such Loan Guarantor has been designated as an Unrestricted Subsidiary in accordance with Section 5.14 and such Loan Party certifies to the Administrative Agent that the designation of such Loan Guarantor as an Unrestricted Subsidiary is in compliance with the terms of Section 5.14 (and the Administrative Agent may rely on any such certificate without further inquiry) or (y) 100% of the Equity Interests of such Loan Guarantor have been sold in a transaction permitted pursuant to Section 6.05 and the Borrowers have made all applicable prepayments required under Article II in connection therewith, and the Borrowers certify to the Administrative Agent that the transaction and any required prepayments have been made in compliance with the terms of this Agreement (and the Administrative Agent may rely conclusively on any such certificate, without further inquiry); provided that such Guarantor is also released from its obligations, if any, under the 2016 Notes Documents, 2017 Notes Documents, the Replacement Notes Documents, the Additional Senior Secured Indebtedness Documents, the Additional Unsecured Indebtedness Documents, and the Junior Secured Indebtedness Documents, and other Material Indebtedness guaranteed by such Person on the same terms. Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly being released) upon (or obligations of the Loan Parties in respect of) all interests retained by the Loan Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral.

(d) If, in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender” or “each Lender affected thereby,” the consent of the Required Lenders is obtained, but the consent of other necessary Lenders is not obtained (any such Lender whose consent is necessary but not obtained being referred to herein as a “Non-Consenting Lender”), then the Borrowers may elect to replace a Non-Consenting Lender as a Lender party to this Agreement; provided that, concurrently with such replacement, (i) another bank or other entity which is reasonably satisfactory to the Borrowers and the Administrative Agent shall agree, as of such date, to purchase for cash the Loans and other Obligations due to the Non-Consenting Lender pursuant to an Assignment and Assumption and to become a Lender for all purposes under this Agreement and to assume all obligations of the Non-Consenting Lender to be terminated as of such date and to comply with the requirements of clause (b) of Section 9.04, and (ii) the Borrowers shall pay to such Non-Consenting Lender in same day funds on the day of such replacement (1) all interest, fees and other amounts then accrued but unpaid to such Non-Consenting Lender by the Borrowers hereunder to and including the date of termination, including without limitation payments due to such Non-Consenting Lender under Sections 2.15 and 2.17, and (2) an amount, if any, equal to the payment which would have been due to such Lender on the day of such replacement under Section 2.16 had the Loans of such Non-Consenting Lender been prepaid on such date rather than sold to the replacement Lender.

Section 9.03 Expenses; Indemnity; Damage Waiver.

(a) Borrowers shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent, the Collateral Agent, the UK Security Trustee, and their respective Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, the Collateral Agent or the UK Security Trustee, as the case may be, in connection with the syndication and distribution (including, without limitation, via the internet or through a service such as Intralinks) of the credit facilities provided for herein, the preparation and administration of the Loan Documents or any amendments, modifications or waivers of the provisions of the Loan Documents (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by any Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all out-of-pocket expenses incurred by any Agent, any Issuing Bank or any Lender, including the reasonable fees, charges and disbursements of any counsel for any Agent, any Issuing Bank or any Lender, in connection with the enforcement, collection or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit. Expenses being reimbursed by the Borrowers under this Section include, without limiting the generality of the foregoing or any limitations on reimbursement of certain of the following expenses set forth in this Agreement, but in each and every case subject to the terms and conditions of this Agreement, costs and expenses incurred in connection with:

(i) appraisals and insurance reviews;

(ii) field examinations and the preparation of Reports based on the fees charged by a third party retained by the Administrative Agent or the internally allocated fees for each Person employed by the Administrative Agent with respect to each field examination;

(iii) background checks regarding senior management and/or key investors, as deemed necessary or appropriate in the sole discretion of the Administrative Agent;

(iv) taxes, fees and other charges for (A) lien and title searches and title insurance and (B) recording the Collateral Documents, filing financing statements and continuations, and other actions to perfect, protect, and continue the Liens of the Administrative Collateral Agent and the UK Security Trustee;

(v) sums paid or incurred to take any action required of any Loan Party under the Loan Documents that such Loan Party fails to pay or take; and

(vi) forwarding loan proceeds, collecting checks and other items of payment, and establishing and maintaining the accounts and lock boxes, and costs and expenses of preserving and protecting the Collateral.

All of the foregoing costs and expenses shall be due and payable within 10 Business Days of receipt of an invoice therefor, except that (x) all such fees and expenses incurred prior to the Restatement Effective Date shall be due on or prior to the Restatement Effective Date unless otherwise provided in Section 4.01 or in the Restatement Agreement, (y) all fees and expenses described in Section 9.03(a)(ii) shall be due on or prior to the date of the issuance, amendment, renewal or extension of the applicable Letter of Credit and (z) all costs and expenses in connection with any amendment, modification or waiver of any Loan Document shall be due on or prior to the effective date of any such amendment, modification or waiver. All of the foregoing costs and expenses may be charged when due to the Borrowers as Revolving Loans or to another deposit account, all as described in Section 2.18(c).

(b) The Borrowers shall, jointly and severally, indemnify the Agents, the Issuing Banks and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, penalties, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, the performance by the parties hereto of their respective obligations thereunder or the consummation of the Transactions, the Refresco Transaction, or any other transactions contemplated hereby, (ii) any Loan or Letter of Credit or the use of the proceeds therefrom (including any refusal by any Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by any Borrower or any of their Subsidiaries, or any Environmental Liability related in any way to any Borrower or any of their Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, penalties, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee. This Section 9.03(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, penalties, liabilities or related expenses arising from any non-Tax claim.

(c) To the extent that the Borrowers fail to pay any amount required to be paid by it to any Agent, any Issuing Bank or any Swingline Lender under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to such Agent, such Issuing Bank or such Swingline Lender, as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, penalty, liability or related expense, as the case may be, was incurred by or asserted against such Agent, such Issuing Bank or such Swingline Lender in its capacity as such.

(d) To the extent permitted by applicable law, no Loan Party shall assert, and each hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee referred to in paragraph (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e) All amounts due under this Section shall be payable promptly (and in any event, within 10 Business Days) after written demand therefor.

Section 9.04 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit), except that (i) the Borrowers may not assign or otherwise transfer any of their rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrowers without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit), Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Agents, the Issuing Banks and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Subject to the conditions set forth in paragraph (c)(ii) below, any Lender may assign to one or more assignees (other than the Company, any of its Subsidiaries, and any natural person) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld) of:

(A) the Borrower Representative (provided that such consent shall not be unreasonably withheld or unduly delayed), provided that no consent of the Borrower Representative shall be required for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund or, if an Event of Default has occurred and is continuing, any other assignee;

(B) the Administrative Agent; and

(C) the Issuing Banks.

(c) Assignments shall be subject to the following additional conditions:

(i) except in the case of an assignment to a Lender or an Affiliate of a Lender or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Borrower Representative and the Administrative Agent otherwise consent, provided that no such consent of the Borrower Representative shall be required if an Event of Default has occurred and is continuing;

(ii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(iii) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500; and

(iv) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the assignee designates one or more Credit Contacts to whom all syndicate-level information (which may contain material non-public information about the Company, the Loan Parties and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including federal, provincial, territorial and state securities laws.

For the purposes of this Section 9.04(b), the term “Approved Fund” has the following meaning:

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

(d) Subject to acceptance and recording thereof pursuant to paragraph (f) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.15, 2.16, 2.17 and 9.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (g) of this Section.

(e) The Administrative Agent, acting for this purpose as a non-fiduciary agent of the Borrowers, shall maintain at one of its offices in the United States of America a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount (and stated interest) of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent, the Collateral Agent, the UK Security Trustee, the Issuing Banks and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers, the Issuing Banks and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(f) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (c)(iii) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to Section 2.05, 2.06(d) or (e), 2.07(b), 2.18(d) or 9.03(c), the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(g) (i)Any Lender may, without the consent of the Borrowers, any Agent, any Issuing Bank or any Swingline Lender, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrowers, the Agents, the Issuing Banks and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant. Subject to paragraph (g)(ii) of this Section, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.15, 2.16 and 2.17 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.18 as though it were a Lender.

(ii) A Participant shall not be entitled to receive any greater payment under Section 2.15 or 2.17 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower Representative’s prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 2.17 unless the Borrower Representative is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 2.17(h) as though it were a Lender.

(iii) Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(h) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

Section 9.05 Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that any Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding (unless the same has been cash collateralized in accordance with Section 2.06(j) hereof) and so long as the Commitments have not expired or terminated. The provisions of Sections 2.15, 2.16, 2.17 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

Section 9.06 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or by electronic communication (including e-mail and internet or intranet websites) shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.07 Severability. Any provision of any Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 9.08 Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrowers or any Loan Guarantor against any and all of the Secured Obligations held by such Lender, irrespective of whether or not such Lender shall have made any demand under the Loan Documents and although such obligations may be unmatured. The applicable Lender shall promptly notify the Borrower Representative and the Administrative Agent of such set-off or application; provided that any failure to give or any delay in giving such notice shall not affect the validity of any such set-off or application under this Section. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

Section 9.09 Governing Law; Jurisdiction; Consent to Service of Process.

(a) The Loan Documents (other than those containing a contrary express choice of law provision) shall be governed by and construed in accordance with the laws of the State of New York, but giving effect to federal laws applicable to national banks.

(b) Each Loan Party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any U.S. Federal or New York State court sitting in the Borough of Manhattan, New York, New York in any action or proceeding arising out of or relating to any Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Administrative Agent, the Collateral Agent, the UK Security Trustee, any Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Loan Party or its properties in the courts of any jurisdiction.

(c) Each Loan Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 9.10 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.11 Headings. ~~.~~ Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 9.12 Confidentiality. Each of the Administrative Agent, the Collateral Agent, the Issuing Banks and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by Requirement of Laws or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Loan Parties and their obligations or (g) with the consent of the Borrower Representative. For the purposes of this Section, “Information” means all information received from the Borrowers and their Affiliates relating to the Borrowers, their Affiliates or their business, other than (i) any such information that is available to any Agent, any Issuing Bank or any Lender on a non-confidential basis prior to disclosure by the Borrowers and (ii) any such information which (a) is or becomes generally available to the public other than as a result of a disclosure by any Agent, any Issuing Bank or any Lender, (b) becomes available to any Agent, any Issuing Bank or any Lender or any of their representatives from a source other than any Loan Party or one of its agents who is not known to such Agent, Issuing Bank or Lender to be bound by any obligations of confidentiality to such Loan Party, or (c) was known to any Agent, any Issuing Bank or any Lender or any of their representatives or was independently developed by any Agent, any Issuing Bank or any Lender or any of their representatives prior to its disclosure to the Agents, Issuing Banks or Lenders by any Loan Party or one of its agents. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Notwithstanding the foregoing, each Loan Party and each Lender and Issuing Bank hereby consents to the disclosure by each Agent, each Co-Syndication Agent, each Joint Lead Arranger and each Joint Bookrunner of information necessary or customary for inclusion in league table measurements.

EACH LENDER ACKNOWLEDGES THAT INFORMATION AS DEFINED IN Section 9.12 FURNISHED TO IT PURSUANT TO THIS AGREEMENT MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION CONCERNING THE COMPANY AND ITS AFFILIATES AND THEIR RELATED PARTIES OR THEIR RESPECTIVE SECURITIES, AND CONFIRMS THAT IT HAS DEVELOPED COMPLIANCE PROCEDURES REGARDING THE USE OF MATERIAL NON-PUBLIC INFORMATION AND THAT IT WILL HANDLE SUCH MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH THOSE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL, PROVINCIAL, TERRITORIAL AND STATE SECURITIES LAWS.

ALL INFORMATION, INCLUDING REQUESTS FOR WAIVERS AND AMENDMENTS, FURNISHED BY THE BORROWERS OR THE ADMINISTRATIVE AGENT PURSUANT TO, OR IN THE COURSE OF ADMINISTERING, THIS AGREEMENT WILL BE SYNDICATE-LEVEL INFORMATION, WHICH MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION ABOUT THE COMPANY, THE LOAN PARTIES AND THEIR RELATED PARTIES OR THEIR RESPECTIVE SECURITIES. ACCORDINGLY, EACH LENDER REPRESENTS TO THE BORROWERS AND THE ADMINISTRATIVE AGENT THAT IT HAS IDENTIFIED IN ITS ADMINISTRATIVE QUESTIONNAIRE A CREDIT CONTACT WHO MAY RECEIVE INFORMATION THAT MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH ITS COMPLIANCE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL, PROVINCIAL, TERRITORIAL AND STATE SECURITIES LAWS.

Section 9.13 Several Obligations; Nonreliance; Violation of Law. The respective obligations of the Lenders hereunder are several and not joint and the failure of any Lender to make any Loan or perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder. Each Lender hereby represents that it is not relying on or looking to any margin stock for the repayment of the Borrowings provided for herein. Anything contained in this Agreement to the contrary notwithstanding, neither any Issuing Bank nor any Lender shall be obligated to extend credit to the Borrowers in violation of any Requirement of Law.

Section 9.14 USA PATRIOT Act; Canadian AML.

(~~c~~a) Each Lender that is subject to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”) hereby notifies each Loan Party that pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies such Loan Party, which information includes the name and address of such Loan Party and other information that will allow such Lender to identify such Loan Party in accordance with the Act.

(~~d~~b) Each Loan Party (i) acknowledges that, pursuant to the Proceeds of Crime(Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada) and the United Nations Act, including, without limitation, the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada) and the United Nations Al-Qaida and Taliban Regulations (Canada) promulgated under the United Nations Act, and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Requirements of Law, whether within Canada or elsewhere (collectively, including any rules, regulations, directives, guidelines or orders thereunder, “CAML Legislation”), the Lenders and the Agents may be required to obtain, verify and record information regarding each Loan Party, its directors, authorized signing officers, direct or indirect shareholders or other Persons in control of each Loan Party, and the transactions contemplated hereby. Each Loan Party shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or any Agent, or any prospective assign or participant of a Lender or an Agent, in order to comply with any applicable CAML Legislation, whether now or hereafter in existence.

(~~e~~c) If any Agent has ascertained the identity of each Loan Party or any authorized signatories of each Loan Party for the purposes of applicable CAML Legislation, then such Agent:

(i) shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and such Agent within the meaning of applicable CAML Legislation; and

(ii) shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

(~~f~~d) Notwithstanding the preceding clause (c) and except as may otherwise be agreed in writing, each of the Lenders agrees that the Agents have no obligation to ascertain the identity of each Loan Party or any authorized signatories of each Loan Party on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from each Loan Party or any such authorized signatory in doing so.

Section 9.15 Disclosure. Each Loan Party and each Lender hereby acknowledges and agrees that the Administrative Agent and/or its Affiliates from time to time may hold investments in, make other loans to or have other relationships with any of the Loan Parties and their respective Affiliates.

Section 9.16 Appointment for Perfection. Each Lender hereby appoints each other Lender as its agent for the purpose of perfecting Liens, for the benefit of the Administrative Agent, the Administrative Collateral Agent, the UK Security Trustee and the Lenders, in assets which, in accordance with Article 9 of the UCC or any other applicable law can be perfected only by possession. Should any Lender (other than the Administrative Collateral Agent or the UK Security Trustee, as applicable) obtain possession of any such Collateral, such Lender shall notify the Administrative Collateral Agent or the UK Security Trustee, as applicable, thereof, and, promptly upon the request of the Administrative Collateral Agent or the UK Security Trustee, as applicable, therefor shall deliver such Collateral to the Administrative Collateral Agent or the UK Security Trustee, as applicable, or otherwise deal with such Collateral in accordance with the instructions of the Administrative Collateral Agent or the UK Security Trustee, as applicable.

Section 9.17 Interest Rate Limitation.

(a) Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

(b) If any provision of this Agreement or of any of the other Loan Documents would obligate any Loan Party to make any payment of interest or other amount payable to the Lenders in an amount or calculated at a rate which would be prohibited by the laws of Canada or of any political subdivision thereof or would result in a receipt by the Lenders of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lenders of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to the Lenders under this Section 2.13, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Lenders which would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada). Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if the Lenders shall have received an amount in excess of the maximum permitted by that section of the Criminal Code (Canada), the Loan Parties shall be entitled, by notice in writing to the Administrative Agent, to obtain reimbursement from the Lenders in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by the Lenders to the Borrowers. Any amount or rate of interest referred to in this Section 2.13(l) shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that the applicable Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Restatement Effective Date to the Maturity Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination.

Section 9.18 Waiver of Immunity. To the extent that any Borrower has, or hereafter may be entitled to claim or may acquire, for itself, any Collateral or other assets of the Loan Parties, any immunity (whether sovereign or otherwise) from suit, jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution or otherwise) with respect to itself, any Collateral or any other assets of the Loan Parties, such Borrower hereby waives such immunity in respect of its obligations hereunder and under any promissory notes evidencing the Loans hereunder and any other Loan Document to the fullest extent permitted by applicable Requirements of Law and, without limiting the generality of the foregoing, agrees that the waivers set forth in this Section 9.18 shall be effective to the fullest extent now or hereafter permitted under the Foreign Sovereign Immunities Act of 1976 (as amended, and together with any successor legislation) and are, and are intended to be, irrevocable for purposes thereof.

Section 9.19 Currency of Payment. Each payment owing by any Borrower hereunder shall be made in the relevant currency specified herein or, if not specified herein, specified in any other Loan Document executed by the Administrative Agent or the Administrative Collateral Agent or the UK Security Trustee (the “Currency of Payment”) at the place specified herein (such requirements are of the essence of this Agreement). If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum due hereunder in a Currency of Payment into another currency, the parties hereto agree that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase such Currency of Payment with such other currency at the spot rate of exchange quoted by the Administrative Agent at 11:00 a.m. (New York time) on the Business Day preceding that on which final judgment is given, for delivery two Business Days thereafter. The obligations in respect of any sum due hereunder to any Lender or any Issuing Bank shall, notwithstanding any adjudication expressed in a currency other than the Currency of Payment, be discharged only to the extent that, on the Business Day following receipt by such Lender or Issuing Bank of any sum adjudged to be so due in such other currency, such Lender or Issuing Bank may, in accordance with normal banking procedures, purchase the Currency of Payment with such other currency. Each Borrower agrees that (a) if the amount of the Currency of Payment so purchased is less than the sum originally due to such Lender or Issuing Bank in the Currency of Payment, as a separate obligation and notwithstanding the result of any such adjudication, such Borrower shall immediately pay the shortfall (in the Currency of Payment) to such Lender or Issuing Bank and (b) if the amount of the Currency of Payment so purchased exceeds the sum originally due to such Lender or Issuing Bank, such Lender or Issuing Bank shall promptly pay the excess over to such Borrower in the currency and to the extent actually received.

Section 9.20 Conflicts. In the event of any conflict between the terms of this Agreement and the terms of any other Loan Document, the terms of this Agreement shall, to the extent of such conflict, prevail.

Section 9.21 Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

Section 9.22 Parallel Liability. Each Loan Party irrevocably and unconditionally undertakes to pay to the Administrative Collateral Agent an amount equal to the aggregate amount of its Corresponding Liabilities (as these may exist from time to time).

The Loan Parties agree that:

(a) a Loan Party’s Parallel Liability is due and payable at the same time as, for the same amount of and in the same currency as its Corresponding Liabilities;

(b) a Loan Party’s Parallel Liability is decreased to the extent that its Corresponding Liabilities have been irrevocably paid or discharged and its Corresponding Liabilities are decreased to the extent that its Parallel Liability has been irrevocably paid or discharged;

(c) a Loan Party’s Parallel Liability is independent and separate from, and without prejudice to, its Corresponding Liabilities, and constitutes a single obligation of that Loan Party to the Administrative Collateral Agent (even though that Loan Party may owe more than one Corresponding Liability to the Lenders under the Loan Documents and an independent and separate claim of the Administrative Collateral Agent to receive payment of that Parallel Liability (in its capacity as the independent and separate creditor of that Parallel Liability and not as a co-creditor in respect of the Corresponding Liabilities);

(d) for purposes of this Section 9.22, the Administrative Collateral Agent acts in its own name and not as agent, representative or trustee of the Secured Parties and accordingly holds neither its claim resulting from a Parallel Liability nor any Lien securing a Parallel Liability on trust; and

(e) it being understood, in each case, that pursuant to this Section 9.22, the amount which may become payable by a Loan Party as a Parallel Liability shall never exceed the total of the amounts which are payable under or in connection with its Corresponding Liabilities at that time.

Section 9.23 Acknowledgment Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Swap Agreement or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regime”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States): In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

Section  9.24 2020 ABL/TL Intercreditor Agreement. Notwithstanding anything to the contrary in this Agreement or in any other Loan Document: (a) the priority of the Liens granted in favor of the Secured Parties pursuant to the Loan Documents and the exercise of any right related to any Collateral shall be subject, in each case, to the terms of the 2020 ABL/TL Intercreditor Agreement and (b) in the event of any conflict between the express terms and provisions of this Agreement or any other Loan Document, on the one hand, and of the 2020 ABL/TL Intercreditor Agreement, on the other hand, the terms and provisions of the 2020 ABL/TL Intercreditor Agreement shall control (other than any clause in any Loan Document which grants a lien or security interest, which clause shall control).

ARTICLE X

LOAN GUARANTY

Section 10.01 Guaranty. Each Loan Guarantor (other than those that have delivered a separate Guaranty) hereby agrees that it is jointly and severally liable for, and, as primary obligor and not merely as surety, absolutely and unconditionally guarantees to the Lenders, the Agents and the Issuing Banks (collectively, the “Guaranteed Parties”) the prompt payment when due, whether at stated maturity, upon acceleration or otherwise, and at all times thereafter, of the Secured Obligations and all costs and expenses including, without limitation, all court costs and attorneys’ and paralegals’ fees (including allocated costs of in-house counsel and paralegals) and expenses paid or incurred by the Agents, the Issuing Banks and the Lenders in endeavoring to collect all or any part of the Secured Obligations from, or in prosecuting any action against, any Borrower, any other Loan Guarantor or any other guarantor of all or any part of the Secured Obligations (such costs and expenses, together with the Secured Obligations, collectively the “Guaranteed Obligations”; provided, however, that the definition of “Guaranteed Obligations” shall not create any guarantee by any Loan Guarantor of (or grant of security interest by any Loan Guarantor to support, as applicable) any Excluded Swap Obligations of such Loan Guarantor for purposes of determining any obligations of any Loan Guarantor). Each Loan Guarantor further agrees that the Guaranteed Obligations may be extended or renewed in whole or in part without notice to or further assent from it, and that it remains bound upon its guarantee notwithstanding any such extension or renewal. All terms of this Loan Guaranty apply to and may be enforced by or on behalf of any domestic or foreign branch or Affiliate of any Lender that extended any portion of the Guaranteed Obligations.

Section 10.02 Guaranty of Payment. This Loan Guaranty is a guaranty of payment and not of collection. Each Loan Guarantor waives any right to require any Agent, any Issuing Bank or any Lender to sue any Borrower, any other Loan Guarantor, any other guarantor, or any other Person obligated for all or any part of the Guaranteed Obligations (each, an “Obligated Party”), or otherwise to enforce its payment against any collateral securing all or any part of the Guaranteed Obligations.

As an original and independent obligation under this Loan Guaranty, each Loan Guarantor shall:

(a) indemnify each Guaranteed Party and its successors, endorsees, transferees and assigns and keep the Guaranteed Parties indemnified against all costs, losses, expenses and liabilities of whatever kind resulting from the failure by the Loan Parties or any of them, to make due and punctual payment of any of the Secured Obligations or resulting from any of the Secured Obligations being or becoming void, voidable, unenforceable or ineffective against any Loan Party (including, but without limitation, all legal and other costs, charges and expenses incurred by each Guaranteed Party, or any of them, in connection with preserving or enforcing, or attempting to preserve or enforce, its rights under this Loan Guaranty); and

(b) pay on demand the amount of such costs, losses, expenses and liabilities whether or not any of the Guaranteed Parties has attempted to enforce any rights against any Loan Party or any other Person or otherwise.

Section 10.03 No Discharge or Diminishment of Loan Guaranty.

(a) Except as otherwise provided for herein, the obligations of each Loan Guarantor hereunder are unconditional and absolute and not subject to any reduction, limitation, impairment or termination for any reason (other than the indefeasible payment in full in cash of the Guaranteed Obligations), including: (i) any claim of waiver, release, extension, renewal, settlement, surrender, alteration, or compromise of any of the Guaranteed Obligations, by operation of law or otherwise; (ii) any change in the corporate existence, structure or ownership of any Borrower or any other guarantor of or other person liable for any of the Guaranteed Obligations; (iii) any insolvency, bankruptcy, winding-up, liquidation, reorganization or other similar proceeding affecting any Obligated Party, or their assets or any resulting release or discharge of any obligation of any Obligated Party; or (iv) the existence of any claim, setoff or other rights which any Loan Guarantor may have at any time against any Obligated Party, any Agent, any Issuing Bank, any Lender, or any other person, whether in connection herewith or in any unrelated transactions.

(b) The obligations of each Loan Guarantor hereunder are not subject to any defense or setoff, counterclaim, recoupment, or termination whatsoever by reason of the invalidity, illegality, or unenforceability of any of the Guaranteed Obligations or otherwise, or any provision of applicable law or regulation purporting to prohibit payment by any Obligated Party, of the Guaranteed Obligations or any part thereof.

(c) Further, the obligations of any Loan Guarantor hereunder are not discharged or impaired or otherwise affected by: (i) the failure of any Agent, any Issuing Bank or any Lender to assert any claim or demand or to enforce any remedy with respect to all or any part of the Guaranteed Obligations; (ii) any waiver or modification of or supplement to any provision of any agreement relating to the Guaranteed Obligations; (iii) any release, non-perfection, or invalidity of any indirect or direct security for the obligations of any Borrower for all or any part of the Guaranteed Obligations or any obligations of any other guarantor of or other person liable for any of the Guaranteed Obligations; (iv) any action or failure to act by any Agent, any Issuing Bank or any Lender with respect to any collateral securing any part of the Guaranteed Obligations; or (v) any default, failure or delay, willful or otherwise, in the payment or performance of any of the Guaranteed Obligations, or any other circumstance, act, omission or delay that might in any manner or to any extent vary the risk of such Loan Guarantor or that would otherwise operate as a discharge of any Loan Guarantor as a matter of law or equity (other than the indefeasible payment in full in cash of the Guaranteed Obligations).

Section 10.04 Defenses Waived. To the fullest extent permitted by applicable law, each Loan Guarantor hereby waives any defense based on or arising out of any defense of any Borrower or any other Loan Guarantor or the unenforceability of all or any part of the Guaranteed Obligations from any cause, or the cessation from any cause of the liability of any Borrower or any other Loan Guarantor, other than the indefeasible payment in full in cash of the Guaranteed Obligations. Without limiting the generality of the foregoing, each Loan Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and, to the fullest extent permitted by law, any notice not provided for herein, as well as any requirement that at any time any action be taken by any person against any Obligated Party, or any other person. The Administrative Collateral Agent or the UK Security Trustee, as applicable, may, at its election, foreclose on any Collateral held by it by one or more judicial or nonjudicial sales, accept an assignment of any such Collateral in lieu of foreclosure or otherwise act or fail to act with respect to any collateral securing all or a part of the Guaranteed Obligations, compromise or adjust any part of the Guaranteed Obligations, make any other accommodation with any Obligated Party or exercise any other right or remedy available to it against any Obligated Party, without affecting or impairing in any way the liability of such Loan Guarantor under this Loan Guaranty except to the extent the Guaranteed Obligations have been fully and indefeasibly paid in cash. To the fullest extent permitted by applicable law, each Loan Guarantor waives any defense arising out of any such election even though that election may operate, pursuant to applicable law, to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Loan Guarantor against any Obligated Party or any security.

Section 10.05 Rights of Subrogation. No Loan Guarantor will assert any right, claim or cause of action, including, without limitation, a claim of subrogation, contribution or indemnification that it has against any Obligated Party, or any collateral, until the Loan Parties and the Loan Guarantors have fully performed all their obligations to the Agents, the Issuing Banks and the Lenders.

Section 10.06 Reinstatement; Stay of Acceleration. If at any time any payment of any portion of the Guaranteed Obligations is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, or reorganization of any Borrower or otherwise, each Loan Guarantor’s obligations under this Loan Guaranty with respect to that payment shall be reinstated at such time as though the payment had not been made and whether or not the Agents, the Issuing Banks and the Lenders are in possession of this Loan Guaranty. If acceleration of the time for payment of any of the Guaranteed Obligations is stayed upon the insolvency, bankruptcy or reorganization of any Borrower, all such amounts otherwise subject to acceleration under the terms of any agreement relating to the Guaranteed Obligations shall nonetheless be payable by the Loan Guarantors forthwith on demand by the Lender.

Section 10.07 Information. Each Loan Guarantor assumes all responsibility for being and keeping itself informed of the Borrowers’ financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks that each Loan Guarantor assumes and incurs under this Loan Guaranty, and agrees that neither any Agent, any Issuing Bank nor any Lender shall have any duty to advise any Loan Guarantor of information known to it regarding those circumstances or risks.

Section 10.08 Termination. The Lenders may continue to make loans or extend credit to the Borrowers based on this Loan Guaranty until five days after it receives written notice of termination from any Loan Guarantor. Notwithstanding receipt of any such notice, each Loan Guarantor will continue to be liable to the Lenders for any Guaranteed Obligations created, assumed or committed to prior to the fifth day after receipt of the notice, and all subsequent renewals, extensions, modifications and amendments with respect to, or substitutions for, all or any part of that Guaranteed Obligations.

Section 10.09 Taxes. All payments of the Guaranteed Obligations will be made by each Loan Guarantor free and clear of and without withholding or deduction for any Indemnified Taxes or Other Taxes; provided that if any Loan Guarantor shall be required to withhold or deduct any Indemnified Taxes or Other Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required withholdings or deductions (including withholdings or deductions applicable to additional sums payable under this Section) the Administrative Agent, the Collateral Agent, the UK Security Trustee, a Lender or an Issuing Bank (as the case may be) receives an amount equal to the sum it would have received had no such withholdings or deductions been made, (ii) such Loan Guarantor shall make such withholdings or deductions and (iii) such Loan Guarantor shall pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with applicable law.

Section 10.10 Maximum Liability. The provisions of this Loan Guaranty are severable, and in any action or proceeding involving any corporate law, or any provincial, state, federal or foreign bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of any Loan Guarantor under this Loan Guaranty would otherwise be held or determined to be void, voidable, avoidable, invalid or unenforceable on account of the amount of such Loan Guarantor’s liability under this Loan Guaranty, then, notwithstanding any other provision of this Loan Guaranty to the contrary, the amount of such liability shall, without any further action by the Loan Guarantors or the Lenders, be automatically limited and reduced to the highest amount that is valid and enforceable as determined in such action or proceeding (such highest amount determined hereunder being the relevant Loan Guarantor’s “Maximum Liability”). This Section with respect to the Maximum Liability of each Loan Guarantor is intended solely to preserve the rights of the Lenders to the maximum extent not subject to avoidance under applicable law, and no Loan Guarantor nor any other person or entity shall have any right or claim under this Section with respect to such Maximum Liability, except to the extent necessary so that the obligations of any Loan Guarantor hereunder shall not be rendered voidable under applicable law. Each Loan Guarantor agrees that the Guaranteed Obligations may at any time and from time to time exceed the Maximum Liability of each Loan Guarantor without impairing this Loan Guaranty or affecting the rights and remedies of the Lenders hereunder, provided that, nothing in this sentence shall be construed to increase any Loan Guarantor’s obligations hereunder beyond its Maximum Liability.

Section 10.11 Contribution. In the event any Loan Guarantor (a “Paying Guarantor”) shall make any payment or payments under this Loan Guaranty or shall suffer any loss as a result of any realization upon any collateral granted by it to secure its obligations under this Loan Guaranty, each other Loan Guarantor (each a “Non-Paying Guarantor”) shall contribute to such Paying Guarantor an amount equal to such Non-Paying Guarantor’s “Applicable Percentage” of such payment or payments made, or losses suffered, by such Paying Guarantor. For purposes of this Article X, each Non-Paying Guarantor’s “Applicable Percentage” with respect to any such payment or loss by a Paying Guarantor shall be determined as of the date on which such payment or loss was made by reference to the ratio of (i) such Non-Paying Guarantor’s Maximum Liability as of such date (without giving effect to any right to receive, or obligation to make, any contribution hereunder) or, if such Non-Paying Guarantor’s Maximum Liability has not been determined, the aggregate amount of all monies received by such Non-Paying Guarantor from the Borrowers after August 17, 2010 (whether by loan, capital infusion or by other means) to (ii) the aggregate Maximum Liability of all Loan Guarantors hereunder (including such Paying Guarantor) as of such date (without giving effect to any right to receive, or obligation to make, any contribution hereunder), or to the extent that a Maximum Liability has not been determined for any Loan Guarantor, the aggregate amount of all monies received by such Loan Guarantors from the Borrowers after August 17, 2010 (whether by loan, capital infusion or by other means). Nothing in this provision shall affect any Loan Guarantor’s several liability for the entire amount of the Guaranteed Obligations (up to such Loan Guarantor’s Maximum Liability). Each of the Loan Guarantors covenants and agrees that its right to receive any contribution under this Loan Guaranty from a Non-Paying Guarantor shall be subordinate and junior in right of payment to the payment in full in cash of the Guaranteed Obligations. This provision is for the benefit of the Administrative Agent, the Collateral Agent, the UK Security Trustee, the Issuing Banks, the Lenders and the Loan Guarantors and may be enforced by any one, or more, or all of them in accordance with the terms hereof.

Section 10.12 Liability Cumulative. The liability of each Loan Party as a Loan Guarantor under this Article X is in addition to and shall be cumulative with all liabilities of each Loan Party to the Agents, the Issuing Banks and the Lenders under this Agreement and the other Loan Documents to which such Loan Party is a party or in respect of any obligations or liabilities of the other Loan Parties, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

Section 10.13 Keepwell. Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Loan Party to honor all of its obligations under this Loan Guaranty in respect of a Swap Obligation (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 10.13 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 10.13 or otherwise under this Loan Guaranty voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). Except as otherwise provided herein, the obligations of each Qualified ECP Guarantor under this Section 10.13 shall remain in full force and effect until the termination of all Swap Obligations. Each Qualified ECP Guarantor intends that this Section 10.13 constitute, and this Section 10.13 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Loan Party for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

Section 10.14 Limitation of Swiss Loan Guarantor.

(a) To the extent the liability of each Swiss Loan Guarantor under the Loan Guaranty is limited as per Section 10.10 above under and in accordance with Swiss law, then, each Swiss Loan Guarantor shall take and cause to be taken all and any action, to the extent reasonably practical and possible, including, without limitation, (i) the passing of any shareholders’ resolutions to approve any payment or other performance under this Agreement or any other Loan Documents, (ii) the provision of an audited interim balance sheet, and (iii) the provision of a confirmation from the auditors of such Swiss Loan Guarantor that a payment of such Swiss Loan Guarantor under the Loan Documents in an amount corresponding to the Swiss Loan Guarantor’s Maximum Liability is in compliance with the provisions of Swiss corporate law which are aimed at protecting the share capital and legal reserves, in order to allow payment of amounts owed by such Swiss Loan Guarantor under the Loan Documents as well as the performance by such Swiss Loan Guarantor of other obligations under the Loan Documents.

(b) If so required under applicable law (including tax treaties) at the time it is required to make a payment under a Loan Guaranty or, as applicable, the proceeds from the realization against any Collateral are to be applied to all or any portion of the Secured Obligations, a Swiss Loan Guarantor:

(i) shall use its best efforts to ensure that such payments can be made without deduction of Swiss Withholding Tax, or with deduction of Swiss Withholding Tax at a reduced rate, by discharging the liability to such Tax by notification pursuant to applicable law (including tax treaties) rather than payment of such Tax;

(ii) shall deduct the Swiss Withholding Tax at such rate (being 35 percent on the date hereof) as in force from time to time if the notification procedure pursuant to sub-paragraph (i) above does not apply; or shall deduct the Swiss Withholding Tax at the reduced rate resulting after discharge of part of such Tax by notification if the notification procedure pursuant to sub-paragraph (i) applies for a part of the Swiss Withholding Tax only; and shall pay within the time allowed any such Taxes deducted to the Swiss Federal Tax Administration; and

(iii) shall promptly notify the Administrative Agent that such notification or, as the case may be, deduction has been made, and provide the Administrative Agent with evidence that such a notification of the Swiss Federal Tax Administration has been made or, as the case may be, such Taxes deducted have been paid to the Swiss Federal Tax Administration.

(c) In the case of a deduction of Swiss Withholding Tax, each Swiss Loan Guarantor shall ensure that any person, other than a Swingline Lender or a Lender, that is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such payment under this Agreement or any other Loan Document, will, as soon as possible after such deduction:

(i) request a refund of the Swiss Withholding Tax under applicable law (including tax treaties), and

(ii) pay to the Administrative Agent upon receipt any amount so refunded.

ARTICLE XI

THE BORROWER REPRESENTATIVE

Section 11.01 Appointment; Nature of Relationship. The Company is hereby appointed by each of the Borrowers as its contractual representative (herein referred to as the “Borrower Representative”) hereunder and under each other Loan Document, and each of the Borrowers irrevocably authorizes the Borrower Representative to act as the contractual representative of such Borrower with the rights and duties expressly set forth herein and in the other Loan Documents. The Borrower Representative agrees to act as such contractual representative upon the express conditions contained in this Article XI. Additionally, each Borrower hereby appoints, to the extent the Borrower Representative requests any Loan on behalf of such Borrower, the Borrower Representative as its agent to receive all of the proceeds of such Loan in the Funding Account(s), at which time the Borrower Representative shall promptly disburse such Loan to such Borrower. The Administrative Agent, the Collateral Agent, the UK Security Trustee, the Lenders, and their respective officers, directors, agents or employees, shall not be liable to the Borrower Representative or any Borrower for any action taken or omitted to be taken by the Borrower Representative or the Borrowers pursuant to this Section 11.01. Each Person that becomes a Borrower after the Restatement Effective Date pursuant to Section 5.13, by joining this Agreement as a Borrower pursuant to a Borrower Joinder Agreement or otherwise, hereby ratifies and agrees to the appointment of the Company as Borrower Representative under this Article XI.

Section 11.02 Powers. The Borrower Representative shall have and may exercise such powers under the Loan Documents as are specifically delegated to the Borrower Representative by the terms of each thereof, together with such powers as are reasonably incidental thereto. The Borrower Representative shall have no implied duties to the Borrowers, or any obligation to the Lenders to take any action thereunder except any action specifically provided by the Loan Documents to be taken by the Borrower Representative.

Section 11.03 Employment of Agents. The Borrower Representative may execute any of its duties as the Borrower Representative hereunder and under any other Loan Document by or through authorized officers.

Section 11.04 Notices. Each Borrower shall immediately notify the Borrower Representative of the occurrence of any Default hereunder referring to this Agreement describing such Default and stating that such notice is a “notice of default.” In the event that the Borrower Representative receives such a notice, the Borrower Representative shall give prompt notice thereof to the Administrative Agent; the Collateral Agent, the UK Security Trustee and the Lenders. Any notice provided to the Borrower Representative hereunder shall constitute notice to each Borrower on the date received by the Borrower Representative.

Section 11.05 Successor Borrower Representative. Upon the prior written consent of the Administrative Agent, the Borrower Representative may resign at any time, such resignation to be effective upon the appointment of a successor Borrower Representative. The Administrative Agent shall give prompt written notice of such resignation to the Lenders.

Section 11.06 Execution of Loan Documents; Borrowing Base Certificate. The Borrowers and the Guarantors hereby empower and authorize the Borrower Representative, on behalf of the Borrowers and the Guarantors, to execute and deliver to the Agents and the Lenders the Loan Documents and all related agreements, certificates, documents, or instruments as shall be necessary or appropriate to effect the purposes of the Loan Documents, including without limitation, the Aggregate Borrowing Base Certificate and the Borrowing Base Certificate of each Borrower and the compliance certificates required pursuant to Article V. Each Borrower and each Guarantor agrees that any action taken by the Borrower Representative or the Borrowers or Guarantors in accordance with the terms of this Agreement or the other Loan Documents, and the exercise by the Borrower Representative of its powers set forth therein or herein, together with such other powers that are reasonably incidental thereto, shall be binding upon all of the Borrowers and Guarantors.

Section 11.07 Reporting. Each Borrower and Borrowing Base Guarantor hereby agrees that such Borrower or Borrowing Base Guarantor shall furnish promptly after each fiscal month to the Borrower Representative a copy of its Borrowing Base Certificate and any other certificate or report required hereunder or requested by the Borrower Representative on which the Borrower Representative shall rely to prepare the Aggregate Borrowing Base Certificate and the Borrowing Base Certificate of each Borrower and Borrowing Base Guarantor, and compliance certificates required pursuant to Article V.

ARTICLE XII

FOREIGN CURRENCY PARTICIPATIONS

Section 12.01 Loans; Intra-Lender Issues. Notwithstanding anything to the contrary contained herein, all Loans and Letter of Credit Advances that are denominated in the Specified Foreign Currency (each, a “Specified Foreign Currency Loan”) shall be made solely by the Lenders (including JPMCB) who are not Participating Specified Foreign Currency Lenders (as defined below). Each Lender acceptable to JPMCB that does not have Specified Foreign Currency Funding Capacity in one or more Specified Foreign Currencies and who agrees in writing with JPMCB to purchase foreign currency participations pursuant to this Article XII (a “Participating Specified Foreign Currency Lender”) in Loans and Letter of Credit Advances funded in such Specified Foreign Currencies, shall irrevocably and unconditionally purchase and acquire and shall be deemed to irrevocably and unconditionally purchase and acquire from JPMCB, and JPMCB shall sell and be deemed to sell to each such Participating Specified Foreign Currency Lender, without recourse or any representation or warranty whatsoever, an undivided interest and participation (a “Specified Foreign Currency Participation”) in each Loan or Letter of Credit Advance which is a Specified Foreign Currency Loan funded by JPMCB in an amount equal to such Participating Specified Foreign Currency Lender’s Applicable Percentage of the Borrowing that includes such Loan or Letter of Credit Advance. Such purchase and sale of a Specified Foreign Currency Participation shall be deemed to occur automatically upon the making of a Specified Foreign Currency Loan by JPMCB, without any further notice to any Participating Specified Foreign Currency Lender. Notwithstanding anything to the contrary contained herein, JPMCB may, at any time by written notice, terminate its agreement with any Participating Specified Foreign Currency Lender to fund any Specified Foreign Currency Loan on behalf of such Participation Lender. Upon the giving of such notice by JPMCB, JPMCB shall cease to have any obligations under this Section 12.01 with respect to the funding of Specified Foreign Currency Loans on behalf of such Lender and such Lender shall no longer be a Participating Specified Foreign Currency Lender with respect to Loans or Letters of Credit Advances made after the date of such notice. The purchase price payable by each Participating Specified Foreign Currency Lender to JPMCB for each Specified Foreign Currency Participation purchased by it from JPMCB shall be equal to 100% of the principal amount of such Specified Foreign Currency Participation (i.e., the product of (i) the amount of the Borrowing that includes the relevant Loan or Letter of Credit Advance and (ii) such Participating Specified Foreign Currency Lender’s Applicable Percentage), and such purchase price shall be payable by each Participating Specified Foreign Currency Lender to JPMCB in accordance with the settlement procedure set forth in Section 12.02 below. JPMCB and the Administrative Agent shall record on their books the amount of the Loans and Letter of Credit Advances made by JPMCB and each Participating Specified Foreign Currency Lender’s Specified Foreign Currency Participation and Funded Specified Foreign Currency Participation therein, all payments in respect thereof and interest accrued thereon and all payments made by and to each Participating Specified Foreign Currency Lender pursuant to this Section 12.01. JPMCB at its option may make any Specified Foreign Currency Loan by causing any domestic or foreign branch or Affiliate of JPMCB to make such Specified Foreign Currency Loan.

Section 12.02 Settlement Procedure for Specified Foreign Currency Participations. Each Participating Specified Foreign Currency Lender’s Specified Foreign Currency Participation in the Specified Foreign Currency Loans shall be in an amount equal to its Applicable Percentage of all such Specified Foreign Currency Loans. However, in order to facilitate the administration of the Specified Foreign Currency Loans made by JPMCB and the Specified Foreign Currency Participations, settlement among JPMCB and the Participating Specified Foreign Currency Lenders with regard to the Participating Specified Foreign Currency Lenders’ Specified Foreign Currency Participations shall take place in accordance with the following provisions:

(i) JPMCB and the Participating Specified Foreign Currency Lenders shall settle (a “Specified Foreign Currency Participation Settlement”) by payments in respect of the Specified Foreign Currency Participations as follows: so long as any Specified Foreign Currency Loans are outstanding, Specified Foreign Currency Participation Settlements shall be effected upon the request of JPMCB through the Administrative Agent on such Business Days as requested by JPMCB and as the Administrative Agent shall specify by a notice by telecopy, telephone or similar form of notice to each Participating Specified Foreign Currency Lender requesting such Specified Foreign Currency Participation Settlement (each such date on which a Specified Foreign Currency Participation Settlement occurs herein called a “Specified Foreign Currency Participation Settlement Date”), such notice to be delivered no later than 1:00 p.m., Chicago time, at least one Business Day prior to the requested Specified Foreign Currency Participation Settlement Date; provided that JPMCB shall have the option but not the obligation to request a Specified Foreign Currency Participation Settlement Date and, in any event, shall not request a Specified Foreign Currency Participation Settlement Date prior to the occurrence of an Event of Default; provided further, that if (x) such Event of Default is cured or waived in writing in accordance with the terms hereof, (y) no Obligations have yet been declared due and payable under Article VII (or a rescission has occurred) and (z) the Administrative Agent has actual knowledge of such cure or waiver, all prior to the Administrative Agent’s giving notice to the Participating Specified Foreign Currency Lenders of the first Specified Foreign Currency Participation Settlement Date under this Agreement, then the Administrative Agent shall not give notice to the Participating Specified Foreign Currency Lenders of a Specified Foreign Currency Participation Settlement Date based upon such cured or waived Event of Default. If on any Specified Foreign Currency Participation Settlement Date the total principal amount of the Specified Foreign Currency Loans made or deemed made by JPMCB during the period ending on (but excluding) such Specified Foreign Currency Participation Settlement Date and commencing on (and including) the immediately preceding Specified Foreign Currency Participation Settlement Date (or the Restatement Effective Date in the case of the period ending on the first Specified Foreign Currency Participation Settlement Date) (each such period herein called a “Specified Foreign Currency Participation Settlement Period”) is greater than the principal amount of Specified Foreign Currency Loans repaid during such Specified Foreign Currency Participation Settlement Period to JPMCB, each Participating Specified Foreign Currency Lender shall pay to JPMCB (through the Administrative Agent), no later than 12:00 p.m., Chicago time, on such Specified Foreign Currency Participation Settlement Date, an amount equal to such Participating Specified Foreign Currency Lender’s ratable share of the amount of such excess. If in any Specified Foreign Currency Participation Settlement Period the outstanding principal amount of the Specified Foreign Currency Loans repaid to JPMCB in such period exceeds the total principal amount of the Specified Foreign Currency Loans made or deemed made by JPMCB during such period, JPMCB shall pay to each Participating Specified Foreign Currency Lender (through the Administrative Agent) on such Specified Foreign Currency Participation Settlement Date an amount equal to such Participating Specified Foreign Currency Lender’s ratable share of such excess. Specified Foreign Currency Participation Settlements in respect of Specified Foreign Currency Loans shall be made in the currency in which such Specified Foreign Currency Loan was funded on the Specified Foreign Currency Participation Settlement Date for such Specified Foreign Currency Loans.

(ii) If any Participating Specified Foreign Currency Lender fails to pay to JPMCB on any Specified Foreign Currency Participation Settlement Date the full amount required to be paid by such Participating Specified Foreign Currency Lender to JPMCB on such Specified Foreign Currency Participation Settlement Date in respect of such Participating Specified Foreign Currency Lender’s Specified Foreign Currency Participation (such Participating Specified Foreign Currency Lender’s “Specified Foreign Currency Participation Settlement Amount”) with JPMCB, JPMCB shall be entitled to recover such unpaid amount from such Participating Specified Foreign Currency Lender, together with interest thereon (in the same respective currency or currencies as the relevant Specified Foreign Currency Loans) at the Alternate Base Rate plus 2.00% per annum. Without limiting JPMCB’s rights to recover from any Participating Specified Foreign Currency Lender any unpaid Specified Foreign Currency Participation Settlement Amount payable by such Participating Specified Foreign Currency Lender to JPMCB, the Administrative Agent shall also be entitled to withhold from amounts otherwise payable to such Participating Specified Foreign Currency Lender an amount equal to such Participating Specified Foreign Currency Lender’s unpaid Specified Foreign Currency Participation Settlement Amount owing to JPMCB and apply such withheld amount to the payment of any unpaid Specified Foreign Currency Participation Settlement Amount owing by such Participating Specified Foreign Currency Lender to JPMCB.

(iii) (a) A Participating Specified Foreign Currency Lender which has a Funded Specified Foreign Currency Participation shall be entitled to receive interest on such Funded Specified Foreign Currency Participation to the same extent as if such Specified Foreign Currency Lender was the direct holder of the portion of the Loan or Letter of Credit Advance in which it purchased a Specified Foreign Currency Participation (it being agreed that, promptly upon the receipt by JPMCB or any of its Affiliates of any interest in respect of any Loan in which a Participating Specified Foreign Currency Lender has a Funded Specified Foreign Currency Participation, JPMCB will pay or cause to be paid to such Participating Specified Foreign Currency Lender its ratable share of such interest in immediately available funds) and (b) for purposes of determining the Lenders comprising the “Required Lenders” from and after the termination of the Commitments, (i) the Revolving Exposure of a Lender that is a Participating Specified Foreign Currency Lender shall be deemed to include the amount of the sum of each Specified Foreign Currency Participation of such Participating Specified Foreign Currency Lender and (ii) the amount of the Revolving Exposure of JPMCB and its Affiliates shall be reduced by an amount equal to the sum of each Specified Foreign Currency Participation of such Participating Specified Foreign Currency Lender.

Section 12.03 Obligations Irrevocable. The obligations of each Participating Specified Foreign Currency Lender to purchase from JPMCB a participation in each Specified Foreign Currency Loan made by JPMCB and to make payments to JPMCB with respect to such participation, in each case as provided herein, shall be irrevocable and not subject to any qualification or exception whatsoever, including any of the following circumstances:

(i) any lack of validity or enforceability of this Agreement or any of the other Loan Documents or of any Loans, against any Loan Party;

(ii) the existence of any claim, setoff, defense or other right which any Loan Party may have at any time against the Administrative Agent, any Participating Specified Foreign Currency Lender, or any other Person, whether in connection with this Agreement, any Specified Foreign Currency Loans, the transactions contemplated herein or any unrelated transactions;

(iii) any application or misapplication of any proceeds of any Specified Foreign Currency Loans;

(iv) the surrender or impairment of any security for any Specified Foreign Currency Loans;

(v) the occurrence of any Default or Event of Default;

(vi) the commencement or pendency of any events specified in clause (h) or (i) of Article VII, in respect of any Loan Party or any Subsidiary of any Loan Party; or

(vii) the failure to satisfy the applicable conditions precedent set forth in Article IV.

Section 12.04 Recovery or Avoidance of Payments. In the event any payment by or on behalf of any Borrower or any other Loan Party received by the Administrative Agent with respect to any Specified Foreign Currency Loan made by JPMCB is thereafter set aside, avoided or recovered from the Administrative Agent in connection with any insolvency proceeding or due to any mistake of law or fact, each Participating Specified Foreign Currency Lender shall, upon written demand by the Administrative Agent, pay to JPMCB (through the Administrative Agent) such Participating Specified Foreign Currency Lender’s Applicable Percentage of such amount set aside, avoided or recovered, together with interest at the rate and in the currency required to be paid by JPMCB or the Administrative Agent upon the amount required to be repaid by it.

Section 12.05 Indemnification by Lenders. Each Participating Specified Foreign Currency Lender agrees to indemnify JPMCB (to the extent not reimbursed by the Borrowers and without limiting the obligations of the Borrowers hereunder or under any other Loan Document) ratably for any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including attorneys’ fees) or disbursements of any kind and nature whatsoever that may be imposed on, incurred by or asserted against JPMCB in any way relating to or arising out of any Specified Foreign Currency Loans or any action taken or omitted by JPMCB in connection therewith; provided that no Participating Specified Foreign Currency Lender shall be liable for any of the foregoing to the extent it arises from the gross negligence or willful misconduct of JPMCB (as determined by a court of competent jurisdiction in a final non-appealable judgment). Without limiting the foregoing, each Participating Specified Foreign Currency Lender agrees to reimburse JPMCB promptly upon demand for such Participating Specified Foreign Currency Lender’s ratable share of any costs or expenses payable by the Borrowers to JPMCB in respect of the Specified Foreign Currency Loans to the extent that JPMCB is not promptly reimbursed for such costs and expenses by the Borrowers. The agreement contained in this Section 12.05 shall survive payment in full of all Specified Foreign Currency Loans.

Section 12.06 Specified Foreign Currency Loan Participation Fee. In consideration for each Participating Specified Foreign Currency Lender’s participation in the Specified Foreign Currency Loans made by JPMCB, JPMCB agrees to pay to the Administrative Agent for the account of each Participating Specified Foreign Currency Lender, as and when JPMCB receives payment of interest on its Specified Foreign Currency Loans, a fee (the “Specified Foreign Currency Participation Fee”) at a rate per annum equal to the Applicable Rate on such Specified Foreign Currency Loans minus 0.50% on the unfunded Specified Foreign Currency Participation of such Participating Specified Foreign Currency Lender in such Specified Foreign Currency Loans of JPMCB (or such other note or fee as may be agreed upon by JPMCB and such Participating Specified Foreign Currency Lender). The Specified Foreign Currency Participation Fee in respect of any unfunded Specified Foreign Currency Participation in a Specified Foreign Currency Loan shall be payable to the Administrative Agent in the currency in which the respective Specified Foreign Currency Loan was funded when interest on such Specified Foreign Currency Loan is received by JPMCB. If JPMCB does not receive payment in full of such interest, the Specified Foreign Currency Participation Fee in respect of the unfunded Specified Foreign Currency Participation in such Specified Foreign Currency Loans shall be reduced proportionately. Any amounts payable under this Section 12.06 by the Administrative Agent to the Participating Specified Foreign Currency Lenders shall be paid in the currency in which the respective Specified Foreign Currency Loan was funded (or, if different, the currency in which such interest payments are actually received).

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COMMITMENT SCHEDULE

Lender	Commitment	DTTP Scheme Reference Number	Jurisdiction of Tax Reference
JPMorgan Chase Bank, N.A. and affiliates	55,000,000	13/M/0268710/DTTP	U.S.
Deutsche Bank AG New York Branch and affiliates	42,500,000	07/D/70006/DTTP	Germany
Bank of America, N.A. and affiliates	42,500,000	13/B/7418/DTTP	U.S.
Wells Fargo Capital Finance, LLC, and affiliates	42,500,000	13/W/61173/DTTP	U.S.
SunTrust Bank	42,500,000	13/S/67712/DTTP	U.S.
PNC Bank, National Association and affiliates	25,000,000	13/P/63904/DTTP	U.S.

Total	$250,000,000.00

Commitment Schedule

SCHEDULE 5.18

RESTATEMENT POST-CLOSING COVENANTS

1. Stock Certificates and Promissory Notes. Notwithstanding anything to the contrary in the Credit Agreement or any other Loan Document, no later than 60 days following the Restatement Effective Date (or such later date as may be agreed to by the Administrative Agent in its sole discretion), the Administrative Agent shall have received, to the extent not previously delivered, in each case in form and substance satisfactory to the Administrative Agent, (i) the certificates representing the shares of Equity Interests owned by each Loan Party, together with undated stock power or stock transfer forms, as applicable, for each such certificate executed in blank by a duly authorized officer of the pledgor thereof and (ii) each promissory note and intercompany loan agreement issued or entered into by each Loan Party, endorsed (without recourse) in blank (or accompanied by an executed transfer form in blank) by the pledgor thereof.

2. Luxembourg Reports. Carbon Luxembourg S.à r.l. and Cott Beverages Luxembourg S.à r.l. shall deposit their duly approved annual accounts with the Register of Commerce and Company in Luxembourg for their fiscal years ending December 31, 2016 no later than the date occurring 30 days (or such later date as the Administrative Agent agrees in its sole discretion) after the Restatement Effective Date.

3. Additional Real Property Requirements.

(a) Notwithstanding anything to the contrary in the Credit Agreement or any other Loan Document, no later than the Additional Real Property Trigger Date, the Administrative Agent shall have received, in each case in form and substance satisfactory to the Administrative Agent, with respect to each parcel of real property that the Borrowers seek to designate as Eligible Real Property (2018) listed on Schedule 1.01(a)(2) (each such parcel that is so designated, an “Additional Mortgaged Property”); provided, that, for the avoidance of doubt, the Loan Parties shall only be required to deliver the following items for real property that the Borrowers seek to designate as Eligible Real Property (2018):

(i) a fully executed and notarized Mortgage in recordable form;

(ii) an opinion of counsel in the state in which such real property is located from counsel reasonably satisfactory to the Administrative Agent;

(iii) an ALTA or other mortgagee’s title policy with endorsements and in amounts acceptable to the Administrative Agent insuring the first-priority Lien of the Administrative Collateral Agent, for the benefit of the Secured Parties, subject only to Permitted Encumbrances;

(iv) a life of loan flood certificate, and if any such Additional Mortgaged Property is determined by any Lender to be in a flood zone, a flood notification form signed by the Borrower Representative or the applicable Loan Party, and evidence that flood insurance that complies with Section 5.09 is in place for all improvements and their contents that are located in a flood zone, in each case in form and substance reasonably satisfactory to the Administrative Agent, the Administrative Collateral Agent and each Lender; provided that any such signed flood notification forms shall be delivered to the Administrative Agent and each Lender at least 10 Business Days prior to the date that the Mortgage in respect of such property becomes effective;

Schedule 5.18

(v) an ALTA survey for which all fess have been paid and which is certified to the Administrative Agent and the issuer of the title insurance policy with respect to such Additional Mortgaged Property in a manner satisfactory to the Administrative Agent by a land surveyor duly registered and licensed in the state in which such Additional Mortgaged Property is located and acceptable to the Administrative Agent, and depicting all buildings and other improvements located on such Additional Mortgaged Property, any offsite improvements, the location of any easements, parking spaces, rights of way, building setback lines and other dimensional regulations and the absence of encroachments, either by such improvements or on to such property, and other defects, other than encroachments and other defects acceptable to the Administrative Agent, and otherwise in form and substance acceptable to the Administrative Agent; provided that the ALTA surveys delivered to the Administrative Agent for certain Additional Mortgaged Properties prior to the Restatement Effective Date (if any), together with an “Affidavit of No Change” executed by the applicable Loan Party with respect to such Additional Mortgaged Properties shall be reasonably acceptable to the Administrative Agent for the purposes of satisfying the requirements under this clause (v) if the same are in form and substance reasonably acceptable to the title company for purposes of deleting the general survey exceptions and providing a “same as survey” endorsement with respect to the title policy for such Additional Mortgaged Properties;

(vi) upon the Administrative Collateral Agent’s request, to the extent required to perfect the Lien in favor of the Administrative Collateral Agent in fixtures located at such Additional Mortgaged Properties, a fixture filing;

(vii) a subordination agreement or similar agreement executed by the applicable mortgagor and any third party lienholder, if required by the title company issuing the title policy described in clause (iii) above.

(b) Notwithstanding anything to the contrary in the Credit Agreement or any other Loan Document, no later than the Additional Real Property Trigger Date (or such later date as may be agreed to by the Administrative Agent in its sole discretion, not to exceed an additional 60 days without the consent of the Required Lenders, or as may be automatically extended pursuant to the terms of the last paragraph of this post-closing schedule (the “Documentation Delivery Date”)), the Administrative Agent shall have received, with respect to each Additional Mortgaged Property:

(i) the results of appraisals of such real property in form and substance reasonably satisfactory to the Administrative Agent, the Administrative Collateral Agent and all Lenders from one or more appraisers selected and engaged by the Administrative Agent, such appraisals to include, without limitation, information required by applicable law and regulations, with such appraisals being at the sole cost and expense of the Loan Parties. To the extent that such appraisals indicate that the appraised value of any Additional Mortgage Property is greater than the amount of insurance provided by the existing title policies, if any, delivered with respect to the Additional Mortgaged Property

2

prior to the Restatement Effective Date, then, within 30 days of Administrative Collateral Agent’s receipt of such appraisal, upon the request of the Administrative Collateral Agent, the Administrative Collateral Agent shall have received a datedown endorsement to the applicable title policies, increasing the amount of insurance to an amount equal to 105% of such appraised value; and

(ii) an environmental assessment report and Phase I study (and, if requested by the Administrative Agent, the Administrative Collateral Agent or any Lender, a Phase II study), in each case reasonably satisfactory to the Administrative Agent, the Administrative Collateral Agent and all Lenders, it being understood that, solely for the purpose of this clause (ii), such report and study shall be reasonably satisfactory if it does not indicate any material Environmental Liability or any material non-compliance with Environmental Law.

Notwithstanding anything in clause 2 to the contrary, each Lender shall be deemed to have consented to the inclusion of any Additional Mortgaged Property satisfying all of the requirements of clause 2 as Eligible Real Property in the PP&E Component in accordance with the terms of the Credit Agreement, if such Lender shall not object to such inclusion in a written notice delivered to the Borrower Representative and the Administrative Agent prior to 5:00 p.m. (New York City time) on the 15th Business Day immediately following the date that the last set of documents described in clause 2 for such Additional Mortgaged Property has been posted to all of the Lenders on Intralinks, subject to the satisfaction of all of the other requirements of clause 2. Any such notice shall state with specificity (I) the basis for which the objection is made (and such basis shall be directly linked to an issue or deficiency in the documents described in clause 2), (II) any supplemental information required to address or cure such issue or deficiency, and (III) all actions with respect to such issues or deficiencies required by such Lender to cure such deficiency. For each Additional Mortgaged Property, any Lender that does not object as described above within the time period described above shall be deemed to have provided consent, for all purposes under the Loan Documents, to the inclusion of such Additional Mortgaged Property as Eligible Real Property in the PP&E Component in accordance with the terms of the Credit Agreement, subject to the satisfaction of all of the other requirements of clause 2. Following any such duly delivered objection with respect to any Additional Mortgaged Property by any Lender, if less than 30 days remain to satisfy the requirements under clause 2, with respect to such property, such period shall automatically be extended to provide the Loan Parties with 30 days to address such objection (or such later date as the Administrative Agent may agree in its sole discretion). If, after the Loan Parties address all issues and deficiencies identified in any such objection delivered in accordance with the terms of clause 2, with respect to such property, each objecting Lender provides a written notice to the Administrative Agent and the Borrower Representative prior to the expiration of the time for providing the documents required under such clause, stating that such Lender is satisfied with the documents described in such clause as supplemented by the information provided and actions taken pursuant to such Lender’s objection, then all Lenders shall be deemed to have consented to the inclusion of such Additional Mortgaged Property as Eligible Real Property in the PP&E Component in accordance with the terms of the Credit Agreement, subject to the satisfaction of all of the other requirements of clause 2. If the objecting Lender fails to provide any notice pursuant to the immediately preceding sentence within 10 Business Days of the date such supplemental materials are posted on Intralinks or if such Lender shall fail to provide the basis for any continued objection within such 10 Business Day period, such Lender shall be deemed to have

3

consented to the inclusion of the applicable Additional Mortgaged Property as Eligible Real Property in the PP&E Component in accordance with the terms of the Credit Agreement, subject to the satisfaction of all of the other requirements of clause 2. If the Loan Parties have not satisfied the requirements of clause 2 for any Additional Mortgaged Property by the end of the time period permitted under such clause, then such property shall cease to constitute Additional Mortgaged Property, shall not be eligible for inclusion as Eligible Real Property, and shall not be included in the PP&E Component unless otherwise agreed by the applicable parties pursuant to an amendment to the Credit Agreement in accordance with the terms thereof.

4

Exhibit B

Form of 2020 ABL/TL Intercreditor Agreement

POSTING VERSION

EXHIBIT G

TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT

FORM OF 2020 TL / ABL INTERCREDITOR AGREEMENT

[Refer to Exhibit B to Exhibit 10.1]

Exhibit B to Exhibit 10.1

POSTING VERSION

ABL INTERCREDITOR AGREEMENT

dated as of [_], 2020

among

JPMORGAN CHASE BANK, N.A.,1

as ABL Representative for the

ABL Secured Parties,

DEUTSCHE BANK AG NEW YORK BRANCH

as the Term Priority Representative for the

First Lien Term Credit Agreement Secured Parties,

and

each additional Representative from time to time party hereto,

and acknowledged and agreed to by

COTT CORPORATION

as the Company

and

the other Grantors party hereto

[1]	Form of Intercreditor to be updated if term loan is flexed to include foreign security.

POSTING VERSION

Table of Contents

		Page

ARTICLE I

Definitions

Section 1.01	Certain Defined Terms	1
Section 1.02	Terms Generally	18
Section 1.03	Interpretation	19

ARTICLE II

Priorities and Agreements with Respect to Shared Collateral

Section 2.01	Subordination	19
Section 2.02	Nature of ABL Obligations	20
Section 2.03	Prohibition on Contesting Liens	21
Section 2.04	No Other Liens	21
Section 2.05	Perfection of Liens	22
Section 2.06	Certain Cash Collateral	22

ARTICLE III

Enforcement

Section 3.01	Exercise of Remedies	23
Section 3.02	Cooperation	25
Section 3.03	Actions upon Breach	26

ARTICLE IV

Payments

Section 4.01	Application of Proceeds	26
Section 4.02	Payments Over	27
Section 4.03	Specific Performance	28
Section 4.04	Mixed Collateral Proceeds	28

ARTICLE V

Other Agreements

Section 5.01	Releases	29
Section 5.02	Insurance and Condemnation Awards	30

i

POSTING VERSION

ii

POSTING VERSION

iii

POSTING VERSION

ABL INTERCREDITOR AGREEMENT dated as of [_] [_], 2020 (the “Effective Date”) (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), among JPMorgan Chase Bank, N.A., in its capacity as administrative agent and administrative collateral agent under the ABL Debt Documents, as Representative for the ABL Secured Parties (in such capacity and together with its successors in such capacity, the “ABL Representative”), Deutsche Bank AG New York Branch, as Representative for the First Lien Term Credit Agreement Secured Parties (in such capacity and together with its successors in such capacity, the “First Lien Term Collateral Representative”) and as First Lien Term Credit Agreement Administrative Agent and each additional Term Priority Representative that from time to time becomes a party hereto pursuant to Section 8.09, and acknowledged and agreed to by Cott Corporation, a corporation organized under the laws of Canada (the “Company”), and the other Grantors (as defined below) from time to time party hereto.

In consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the ABL Representative (for itself and on behalf of the ABL Secured Parties), the First Lien Term Collateral Representative (for itself and on behalf of the First Lien Term Credit Agreement Secured Parties) and each additional Term Priority Representative (for itself and on behalf of the Term Priority Debt Parties under the applicable Term Priority Debt Facility) agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Certain Defined Terms. Capitalized terms used but not otherwise defined herein have the meanings specified in the New York UCC (including, without limitation, the following terms: Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Electronic Chattel Paper, Financial Assets, Fixtures, General Intangibles, Instruments, Inventory, Investment Property, Letter-of-Credit Rights, Money, Payment Intangibles, Promissory Notes, Records, Securities Accounts, Security Entitlements, Supporting Obligations and Tangible Chattel Paper). As used in this Agreement, the following terms have the meanings specified below:

“ABL Banking Services Obligations” means all “Banking Services Obligations” (as defined in the ABL Credit Agreement) constituting ABL Obligations.

“ABL Banking Services Provider” means any holder of ABL Banking Services Obligations.

“ABL Collateral Documents” means the “Collateral Documents” as defined in the ABL Credit Agreement and each of the collateral agreements, security agreements and other instruments and documents executed and delivered by the Company or any other Grantor granting or purporting to grant a Lien upon all or any portion of the Collateral as security for the ABL Obligations, in each case, as may be amended, restated, amended and restated, modified, supplemented or replaced from time to time in accordance with the terms of this Agreement.

“ABL Credit Agreement” means that certain Second Amended and Restated Credit Agreement, dated as of January 30, 2018 (as amended by that certain Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of February [_], 2020), among the Company, Aquaterra Corporation, a corporation organized under the laws of Canada, Aimia Foods Limited, a company organized under the laws of England and Wales, Cott Holdings Inc., a corporation organized under the laws of the State of Delaware, DS Services of America, Inc., a corporation organized under the laws of the State of Delaware, and S. & D. Coffee, Inc., a corporation organized under the laws of the State of North Carolina, as borrowers, the other loan parties party thereto, the lenders party thereto, and the ABL Credit Agreement Administrative Agent, as amended, restated, amended and restated, replaced, extended, renewed, Refinanced, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“ABL Credit Agreement Administrative Agent” means JPMorgan Chase Bank, N.A., as administrative agent and administrative collateral agent under the ABL Credit Agreement and any successor thereto in such capacity.

“ABL Debt Documents” means the ABL Credit Agreement and the other “Loan Documents” as defined in the ABL Credit Agreement, in each case, as may be amended, restated, modified, supplemented, replaced, extended, renewed and/or Refinanced from time to time in accordance with the terms of this Agreement.

“ABL Declined Lien” shall have the meaning assigned such term in Section 2.04.

“ABL Default” means any “Event of Default”, as that term is defined in the ABL Credit Agreement.

“ABL Facility” means the credit facilities provided under the ABL Credit Agreement.

“ABL Loan Party” means each “Loan Party” as defined in the ABL Credit Agreement.

“ABL Obligations” means the “Secured Obligations” as defined in the ABL Credit Agreement.

“ABL Priority Collateral” means any “Collateral” (or similar term) as defined in any ABL Collateral Document or any other ABL Debt Document, in each case, owned by the Company or any Grantor, or any other assets of the Company or any other Grantor with respect to which a Lien is granted or purported to be granted pursuant to an ABL Collateral Document as security for any ABL Obligations consisting of the following (including for the avoidance of doubt, any such assets that, but for the application of Section 552 of the Bankruptcy Code (or any similar provision of any foreign Bankruptcy Law), would be ABL Priority Collateral):

(1) all Accounts, other than Accounts which constitute identifiable proceeds of Term Priority Collateral;

(2) all Chattel Paper (including Tangible Chattel Paper and Electronic Chattel Paper), other than Chattel Paper which constitutes identifiable proceeds of Term Priority Collateral;

(3) (x) all Deposit Accounts (other than any Term Priority Account) and money and all cash, checks, other negotiable instruments, funds and other evidences of payments held therein, and (y) all Securities Accounts (other than any Term Priority Account), Security Entitlements and Securities credited to such Securities Accounts, and, in each case, all cash, checks and other property held therein or credited thereto; provided that, following the receipt by the ABL Representative of an Enforcement Notice issued by the First Lien Term Loan Representative (unless an Insolvency or Liquidation Proceeding then exists) to the extent that identifiable Proceeds of Term Priority Collateral are deposited in any such Deposit Accounts or Securities Accounts, such identifiable proceeds shall be treated as Term Priority Collateral;

(4) all Inventory;

(5) to the extent relating to, evidencing or governing any of the items referred to in the preceding clauses (1) through (4) constituting ABL Priority Collateral, all Documents, General Intangibles (other than any Intellectual Property), Instruments (including Promissory Notes) and Commercial Tort Claims; provided that to the extent any of the foregoing also relates to Collateral of a type not referred to in clauses (1) through (4), only that portion related to the items referred to in the preceding clauses (1) through (4) shall be included in the ABL Priority Collateral;

(6) to the extent relating to any of the items referred to in the preceding clauses (1) through (5) constituting ABL Priority Collateral, all Supporting Obligations and Letter-of-Credit Rights; provided that to the extent any of the foregoing also relates to Term Priority Collateral only that portion related to the items referred to in the preceding clauses (1) through (5) shall be included in the ABL Priority Collateral;

(7) all books and Records relating to the items referred to in the preceding clauses (1) through (6) constituting ABL Priority Collateral (including all books, databases, customer lists, engineer drawings, and Records, whether tangible or electronic, which contain any information relating to any of the items referred to in the preceding clauses (1) through (6));

(8) all collateral security and guarantees with respect to any of the foregoing; and

(9) all Proceeds of any of the foregoing; but excluding, in all instances prior to the delivery of an Enforcement Notice or commencement of an Insolvency or Liquidation Proceeding, any property acquired with cash Proceeds of the ABL Priority Collateral that constitutes Term Priority Collateral, which shall not be treated as Proceeds of the ABL Priority Collateral;

provided, however, that (i) if Collateral of any type is received in exchange for ABL Priority Collateral pursuant to an exercise of Secured Creditor Remedies or during an Insolvency or Liquidation Proceeding, such Collateral will be treated as ABL Priority Collateral and (ii) if Collateral of any type is received in exchange for Term Priority Collateral pursuant to an exercise of Secured Creditor Remedies, such Collateral will be treated as Term Priority Collateral.

“ABL Priority DIP Financing” has the meaning assigned to such term in Section 6.01(a).

“ABL Representative” has the meaning assigned to such term in the introductory paragraph of this Agreement and shall include any successor agent under the ABL Credit Agreement.

“ABL Secured Parties” means the “Secured Parties” as defined in the ABL Credit Agreement.

“ABL Swap Agreement Obligations” means all “Swap Agreement Obligations” (as defined in the ABL Credit Agreement) constituting ABL Obligations.

“Additional First Priority Term Debt” means any Indebtedness that is issued or guaranteed by the Company and/or any other Grantor (other than Indebtedness constituting First Lien Term Credit Agreement Obligations), which Indebtedness and guarantees thereof are secured by the Term Priority Collateral (or any portion thereof) on a pari passu basis (but without regard to control of remedies, other than as provided by the terms of the applicable Additional Term Priority Debt Documents) or a junior priority basis with the First Lien Term Credit Agreement Obligations (but in either case on a senior priority basis to any Additional Junior Priority Term Debt) and which the applicable Additional Term Priority Debt Documents provide that such Indebtedness and guarantees are to be secured by the ABL Priority Collateral on a subordinate basis to the ABL Obligations; provided, however, that (i) such Indebtedness is expressly permitted to be incurred, secured and guaranteed on such basis by each then extant ABL Debt Document and Term Priority Debt Document and (ii) the Representative for the holders of such Indebtedness shall have (A) become party to this Agreement pursuant to, and by satisfying the conditions set forth in, Section 8.09 hereof and (B) become a party to each applicable First Lien Intercreditor Agreement and each applicable Junior Lien Intercreditor Agreement pursuant to, and by satisfying the conditions set forth in the applicable Sections thereof providing for the joinder of additional Indebtedness thereto; provided further that, if such Indebtedness will be the initial Additional First Priority Term Debt incurred by the Company or any other Grantor, then the Grantors, the First Lien Term Collateral Representative and the Representative for such Indebtedness shall have executed and delivered each applicable First Lien Intercreditor Agreement and each applicable Junior Lien Intercreditor Agreement. Additional First Priority Term Debt shall include any Registered Equivalent Notes and guarantees thereof by the Guarantors issued in exchange therefor.

“Additional Junior Priority Term Debt” means any Indebtedness that is issued or guaranteed by the Company and/or any other Grantor, which Indebtedness and guarantees thereof are secured by the Term Priority Collateral (or any portion thereof) on a junior priority basis with the First Priority Term Debt and which the applicable Additional Term Priority Debt Documents provide that such Indebtedness and guarantees are to be secured by the ABL Priority Collateral on a subordinate basis to the ABL Obligations; provided, however, that (i) such Indebtedness is expressly permitted to be incurred, secured and guaranteed on such basis by each then extant ABL

Debt Document and Term Priority Debt Document and (ii) the Representative for the holders of such Indebtedness shall have (A) become party to this Agreement pursuant to, and by satisfying the conditions set forth in, Section 8.09 hereof and (B) become a party to each applicable Junior Lien Intercreditor Agreement, and by satisfying the conditions set forth in the applicable Sections thereof providing for the joinder of additional Indebtedness thereto; provided further that, if such Indebtedness will be the initial Additional Junior Priority Term Debt incurred by the Company or any other Grantor, then the Grantors, the then-existing Term Priority Representatives and the Representative for such Indebtedness shall have executed and delivered each applicable Junior Lien Intercreditor Agreement. Additional Junior Priority Term Debt shall include any Registered Equivalent Notes and guarantees thereof by the Guarantors issued in exchange therefor.

“Additional Term Priority Debt” means any Additional First Priority Term Debt and any Additional Junior Priority Term Debt, as applicable.

“Additional Term Priority Debt Documents” means, with respect to any series, issue or class of Additional Term Priority Debt, the promissory notes, loan agreements, indentures, the Term Collateral Documents or other operative agreements evidencing or governing such Indebtedness, in each case, as may be amended, restated, amended and restated, modified, supplemented, replaced, extended, renewed and/or Refinanced from time to time in accordance with the terms of this Agreement.

“Additional Term Priority Debt Facility” means, with respect to any series, issue or class of Additional Term Priority Debt, each indenture, loan agreement or other governing agreement with respect to such Additional Term Priority Debt.

“Additional Term Priority Debt Obligations” means, with respect to any series, issue or class of Additional Term Priority Debt, all amounts owing pursuant to the terms of such Additional Term Priority Debt, including, without limitation, the obligation (including guarantee obligations) to pay principal, interest (including interest, fees, and expenses that accrue after the commencement of an Insolvency or Liquidation Proceeding, regardless of whether such interest is an allowed or allowable claim under such Insolvency or Liquidation Proceeding), letter of credit commissions, reimbursement obligations, charges, expenses, fees, attorneys costs, indemnities and other amounts payable by a Grantor under any Additional Term Priority Debt Document.

“Additional Term Priority Debt Parties” means, with respect to any series, issue or class of Additional Term Priority Debt, the holders of such Indebtedness, the Representative with respect thereto, any trustee or agent therefor under any related Additional Term Priority Debt Documents and the beneficiaries of each indemnification obligation undertaken by the Company or any other Grantor under any related Additional Term Priority Debt Documents.

“Agreement” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Applicable Laws” shall mean, as to any Person, any law (including common law), statute, regulation, ordinance, rule, order, decree, judgment, consent decree, writ, injunction, settlement agreement or governmental requirement enacted, promulgated or imposed or entered into or agreed by any Governmental Authority, in each case applicable to or binding on such Person or any of its property or assets or to which such Person or any of its property or assets is subject.

“Authorized Officer” means “Financial Officer” as defined in the ABL Credit Agreement.

“Bankruptcy Code” means title 11 of the United States Code entitled “Bankruptcy” as now or hereafter in effect, or any successor statute.

“Bankruptcy Law” means the Bankruptcy Code and any other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar federal, state or foreign law for the relief of debtors.

“Business Day” means any day other than a Saturday, Sunday and any other day on which banking institutions in New York City are authorized by law or other governmental actions to close.

“Class Debt” has the meaning assigned to such term in Section 8.09.

“Class Debt Parties” has the meaning assigned to such term in Section 8.09.

“Class Debt Representatives” has the meaning assigned to such term in Section 8.09.

“Collateral” means all Property now owned or hereafter acquired by the Company or any other Grantor in or upon which a Lien is granted or purported to be granted to the ABL Representative or any Term Priority Representative under the ABL Credit Agreement, any of the ABL Collateral Documents or the First Lien Term Credit Agreement or any Term Collateral Documents, as applicable.

“Collateral Documents” means the ABL Collateral Documents and the Term Collateral Documents.

“Company” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Debt Documents” means the ABL Debt Documents and the Term Priority Debt Documents.

“Debt Facility” means the ABL Facility and any Term Priority Debt Facility.

“Designated Junior Priority Representative” means (i) with respect to the ABL Priority Collateral, the Designated Term Priority Representative and (ii) with respect to the Term Priority Collateral, the ABL Representative.

“Designated Senior Representative” means (i) with respect to the ABL Priority Collateral, the ABL Representative and (ii) with respect to the Term Priority Collateral, the Designated Term Priority Representative.

“Designated Term Priority Representative” means (i) prior to the Discharge of First Lien Term Obligations, (x) prior to the initial incurrence of Additional First Priority Term Debt, the First Lien Term Collateral Representative and (y) thereafter, the agent designated as the controlling agent under the First Lien Intercreditor Agreements at such time and (ii) on or after the Discharge of First Lien Term Obligations, the agent designated as the controlling agent under the applicable Junior Lien Intercreditor Agreements at such time; it being understood that as of the date of this Agreement, the Designated Term Priority Representative shall be the First Lien Term Collateral Representative. When any Designated Term Priority Representative other than the First Lien Term Collateral Representative becomes the Designated Term Priority Representative it shall send a written notice thereof to the ABL Representative and the Company.

“DIP Financing” means any ABL Priority DIP Financing or any Term Priority DIP Financing, as applicable.

“Discharge” means, with respect to any Shared Collateral and any Debt Facility, the date on which such Debt Facility and the ABL Obligations or Term Priority Debt Obligations thereunder, as the case may be, are no longer secured by, and are no longer required to be secured by, any such Shared Collateral pursuant to the terms of the documentation governing such Debt Facility, and (i) in the case of the ABL Obligations, the payment in full in cash of all the ABL Obligations (other than contingent indemnification obligations for which no claim has been made), the expiration or return to the ABL Agent or the applicable ABL Secured Party for cancellation of all Letters of Credit (unless cash collateralized, otherwise collateralized with “back to back” letters of credit or otherwise supported, in each case, on terms reasonably satisfactory to the ABL Secured Party that issued such Letter of Credit), in each case in accordance with the ABL Credit Agreement, whether or not as a result of an exercise of Secured Creditor Remedies, and the termination of all commitments under the ABL Credit Agreement and (ii) in the case of First Lien Term Credit Agreement Obligations, the payment in full in cash of all the First Lien Term Credit Agreement Obligations (other than contingent indemnification obligations for which no claim has been made) in accordance with the First Lien Term Credit Agreement, whether or not as a result of an exercise of Secured Creditor Remedies, and the termination of all commitments under the First Lien Term Credit Agreement. The term “Discharged” shall have a corresponding meaning.

“Discharge of ABL Obligations” means, with respect to any Shared Collateral, the Discharge of the ABL Obligations with respect to such Shared Collateral; provided that the Discharge of ABL Obligations shall not be deemed to have occurred in connection with a Refinancing of such ABL Obligations with any Indebtedness secured by such Shared Collateral which has been designated in writing by the ABL Representative (under the ABL Credit Agreement so Refinanced) to the Designated Term Priority Representative and each other Representative party hereto as the “ABL Credit Agreement” and constituting “ABL Obligations” for purposes of this Agreement.

“Discharge of Additional First Priority Term Debt” means, with respect to any Shared Collateral, the Discharge of all Additional First Priority Term Debt with respect to such Shared Collateral.

“Discharge of Additional Junior Priority Term Debt” means, with respect to any Shared Collateral, the Discharge of all Additional Junior Priority Term Debt with respect to such Shared Collateral.

“Discharge of First Lien Term Credit Agreement Obligations” means, with respect to any Shared Collateral, the Discharge of the First Lien Term Credit Agreement Obligations with respect to such Shared Collateral; provided that the Discharge of First Lien Term Credit Agreement Obligations shall not be deemed to have occurred in connection with a Refinancing of such First Lien Term Credit Agreement Obligations with Additional First Priority Term Debt secured by such Shared Collateral under one or more Additional Term Priority Debt Documents which has been designated in writing by the Term Priority Representative (under the First Lien Term Credit Agreement so Refinanced) to the ABL Representative and each other Representative party hereto as the “First Lien Term Credit Agreement” and constituting “First Lien Term Credit Agreement Obligations” for purposes of this Agreement.

“Discharge of First Lien Term Obligations” means, with respect to any Shared Collateral, the date on which the Discharge of First Lien Term Credit Agreement Obligations and the Discharge of Additional First Priority Term Debt have occurred.

“Discharge of Senior Obligations” means, with respect to any series of Senior Obligations secured by any Senior Collateral, the date on which the Discharge of such Senior Obligations in respect of such Senior Collateral has occurred.

“Discharge of Term Priority Debt Obligations” means, with respect to any Shared Collateral, the date on which the Discharge of First Lien Term Obligations and the Discharge of Additional Junior Priority Term Debt have occurred.

“Effective Date” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Enforcement Notice” shall have the meaning set forth in Section 3.01(a).

“Equipment” shall mean (x) any “equipment” as such term is defined in Article 9 of the New York UCC, and in any event, shall include, but shall not be limited to, all machinery, equipment, furnishings, appliances, furniture, fixtures, tools, and vehicles now or hereafter owned by any Grantor in each case, regardless of whether characterized as equipment under the Uniform Commercial Code (but excluding any such items which constitute Inventory), and (y) and any and all additions, substitutions and replacements of any of the foregoing and all accessions thereto, wherever located, whether or not at any time of determination incorporated or installed therein or attached thereto, and all replacements therefore, together with all attachments, components, parts, equipment and accessories installed thereon or affixed thereto.

“Event of Default” shall mean an Event of Default as defined in the ABL Credit Agreement, the First Lien Term Credit Agreement, any other ABL Debt Document relating to any ABL Obligations or any other Term Priority Debt Document relating to any Term Priority Debt Obligations, as applicable.

“First Lien Intercreditor Agreement” means one or more intercreditor agreements among, inter alios, the First Lien Term Credit Agreement Administrative Agent and/or the First Lien Term Collateral Representative, on the one hand, and one or more representatives for the holders of Additional First Priority Term Debt that are intended to be or are (i) senior to any Additional Junior Priority Term Debt with respect to the Term Priority Collateral, (ii) junior to the ABL Obligations with respect to the ABL Priority Collateral and (iii) senior to the ABL Obligations with respect to the Term Priority Collateral, in each case, as may be amended, restated, amended and restated, modified, supplemented or replaced from time to time in accordance with the terms of this Agreement.

“First Lien Term Cash Management Obligations” means obligations owed by the Company or any Subsidiary to any First Lien Term Credit Agreement Secured Party in respect of or in connection with any “Secured Cash Management Agreement” (as defined in the First Lien Term Credit Agreement).

“First Lien Term Collateral Representative” has the meaning assigned to such term in the introductory paragraph of this Agreement and shall include any successor collateral agent under the First Lien Term Credit Agreement.

“First Lien Term Credit Agreement” means that certain Term Loan Credit Agreement, dated as of the Effective Date, among, inter alios, the Company, the lenders and other financial institutions party thereto, Deutsche Bank AG New York Branch, as collateral agent and as administrative agent, as amended, restated, amended and restated, replaced, extended, renewed, Refinanced, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement; provided that to the extent any Indebtedness thereunder is expressly provided thereunder to be secured on a junior basis to the Liens securing the First Lien Term Credit Agreement Obligations in existence on the Effective Date, such Indebtedness (a) shall not constitute First Priority Term Debt and (b) subject to satisfaction of the conditions set forth in Section 8.09 hereof, shall constitute Additional First Priority Term Debt or Additional Junior Priority Term Debt, as applicable.

“First Lien Term Credit Agreement Administrative Agent” means Deutsche Bank AG New York Branch, as administrative agent under the First Lien Term Credit Agreement and any successor thereto in such capacity.

“First Lien Term Credit Agreement Credit Documents” means the First Lien Term Credit Agreement and the other “Loan Documents” as defined in the First Lien Term Credit Agreement, in each case, as may be amended, restated, amended and restated, modified, supplemented, replaced, extended, renewed and/or Refinanced from time to time in accordance with the terms of this Agreement.

“First Lien Term Credit Agreement Obligations” means the “Obligations” as defined in the First Lien Term Credit Agreement, unless such “Obligations” are expressly provided under the First Lien Term Credit Agreement not to be secured on a pari passu basis with the First Lien Term Credit Agreement Obligations in existence on the Effective Date or unsecured.

“First Lien Term Credit Agreement Secured Parties” means the “Secured Parties” as defined in the First Lien Term Credit Agreement, other than any Secured Parties whose obligations are not secured on a pari passu basis with the First Lien Term Credit Agreement Obligations in existence on the Effective Date or unsecured.

“First Lien Term Hedging Agreement Obligations” means obligations owed by the Company or any Subsidiary to any First Lien Term Credit Agreement Secured Party in respect of or in connection with any “Secured Hedging Agreement” (as defined in the First Lien Term Credit Agreement).

“First Lien Term Loan Party” means each “Loan Party” as defined in the First Lien Term Credit Agreement.

“First Lien Term Security Agreement” means the “Security Agreement” as defined in the First Lien Term Credit Agreement as may be amended, restated, amended and restated, modified, supplemented or replaced from time to time in accordance with the terms of this Agreement.

“First Priority Term Class Debt” has the meaning assigned to such term in Section 8.09.

“First Priority Term Class Debt Parties” has the meaning assigned to such term in Section 8.09.

“First Priority Term Class Debt Representative” has the meaning assigned to such term in Section 8.09.

“First Priority Term Debt” means the First Lien Term Credit Agreement Obligations and any Additional First Priority Term Debt.

“Foreign ABL Priority Collateral” has the meaning set forth in Section 8.24.

“Foreign Collateral” has the meaning set forth in Section 8.24.

“Foreign Insolvency Laws” means the IAUK, the Council of the European Union Regulation No. 2015/848 on Insolvency Proceedings, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, administration, reorganization, or similar debtor relief or creditor rights laws of any applicable foreign jurisdictions from time to time in effect, in each case as amended, including any corporate law of any jurisdiction which may be used by a debtor to obtain a stay, restructuring, arrangement relating to or a compromise of the claims of its creditors against it and including any rules and regulations pursuant thereto (but, in each case, shall exclude any part of such laws, rules or regulations of the United Kingdom which relate solely to any solvent reorganization or solvent restructuring process).

“Foreign Loan Parties” has the meaning set forth in Section 8.24.

“Foreign Term Priority Collateral” has the meaning set forth in Section 8.24.

“Governmental Authority” shall mean any nation, sovereign or government, any state, province, territory or other political subdivision thereof, and any entity or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including a central bank or stock exchange.

“Grantors” means the Company, each ABL Loan Party, each First Lien Term Loan Party and each other Person which has granted a security interest pursuant to any Collateral Document to secure any Secured Obligations. The Grantors existing on the date hereof are listed on the signature pages hereto as Grantors.

“Indebtedness” means “Indebtedness” as defined in the ABL Credit Agreement as in effect on the Effective Date

“Insolvency or Liquidation Proceeding” means:

(1)

any case commenced by or against the Company or any other Grantor under any Bankruptcy Law, any other proceeding for the reorganization, recapitalization, arrangement or adjustment or marshalling of the assets or liabilities of the Company or any other Grantor, any receivership or assignment for the benefit of creditors relating to the Company or any other Grantor or any similar case or proceeding relative to the Company or any other Grantor or its creditors, as such, in each case whether or not voluntary;

(2)

any liquidation, dissolution, reorganization, marshalling of assets or liabilities or other winding up of or relating to the Company or any other Grantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3)

any other proceeding of any type or nature in which substantially all claims of creditors of the Company or any other Grantor are determined and any payment or distribution is or may be made on account of such claims.

“Intellectual Property” means “Intellectual Property” as defined in the ABL Credit Agreement as in effect on the Effective Date.

“Joinder Agreement” means a supplement to this Agreement in substantially the form of Annex II or Annex III hereof.

“Junior Lien Intercreditor Agreement” means any intercreditor agreement among the First Lien Term Credit Agreement Administrative Agent and/or the First Lien Term Collateral Representative and any other Person party thereto from time to time (including, without limitation, any Grantor), that defines the relative rights and priorities of the Term Priority Debt Parties (but solely as between each other) with respect to the Shared Collateral, in each case, as the same may be amended, restated, amended and restated, modified, supplemented or replaced from time to time in accordance with the terms of this Agreement.

“Junior Priority Collateral” means (i) with respect to any ABL Obligations, the Term Priority Collateral securing such ABL Obligations and (ii) with respect to any Term Priority Debt Obligations, the ABL Priority Collateral securing such Term Priority Debt Obligations.

“Junior Priority Collateral Documents” means (i) with respect to any ABL Priority Collateral, the Term Collateral Documents and (ii) with respect to any Term Priority Collateral, the ABL Collateral Documents.

“Junior Priority Debt Documents” means (i) with respect to any ABL Priority Collateral, the Term Priority Debt Documents and (ii) with respect to any Term Priority Collateral, the ABL Debt Documents.

“Junior Priority Debt Facilities” means (i) with respect to any ABL Priority Collateral, the Term Priority Debt Facilities and (ii) with respect to any Term Priority Collateral, the ABL Facility.

“Junior Priority Debt Obligations” means (i) with respect to any ABL Priority Collateral, the Term Priority Debt Obligations secured by such ABL Priority Collateral and (ii) with respect to any Term Priority Collateral, the ABL Obligations secured by such Term Priority Collateral.

“Junior Priority Debt Parties” means (i) with respect to any ABL Priority Collateral, the Term Priority Debt Parties secured by such ABL Priority Collateral and (ii) with respect to any Term Priority Collateral, the ABL Secured Parties secured by such Term Priority Collateral.

“Junior Priority Lien” means (i) with respect to any ABL Priority Collateral, the Liens on such ABL Priority Collateral in favor of the Term Priority Debt Parties under the Term Collateral Documents and (ii) with respect to any Term Priority Collateral, the Liens on such Term Priority Collateral in favor of the ABL Secured Parties under the ABL Collateral Documents.

“Junior Priority Representative” means (i) with respect to any ABL Priority Collateral, the Designated Term Priority Representative and (ii) with respect to any Term Priority Collateral, the ABL Representative.

“Junior Priority Term Class Debt” has the meaning assigned to such term in Section 8.09.

“Junior Priority Term Class Debt Parties” has the meaning assigned to such term in Section 8.09.

“Junior Priority Term Class Debt Representative” has the meaning assigned to such term in Section 8.09.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, statutory trust or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Letters of Credit” means “Letters of Credit” as defined in the ABL Credit Agreement.

“New York UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York.

“Officer’s Certificate” has the meaning assigned to such term in Section 8.09.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan of Reorganization” means plan of reorganization, plan of liquidation, agreement for composition, or other type of plan of arrangement proposed in or in connection with any Insolvency or Liquidation Proceeding.

“Pledged or Controlled Collateral” has the meaning assigned to such term in Section 5.05(a).

“Proceeds” means the proceeds of any sale, collection or other liquidation of Collateral and any payment or distribution made in respect of Collateral in an Insolvency or Liquidation Proceeding and any amounts received by any Senior Representative or any Senior Secured Party from a Junior Priority Debt Party in respect of Shared Collateral pursuant to this Agreement and all other Proceeds (as defined in the New York UCC) of Collateral.

“Property” shall mean any interest in any kind of property or asset, whether real, person- al or mixed, or tangible or intangible.

“Purchase Event” has the meaning assigned to such term in Section 5.07.

“Real Property” shall mean any right, title or interest in and to real property, including any fee interest, leasehold interest, easement, or license and any other right to use or occupy real property.

“Recovery” has the meaning assigned to such term in Section 6.04.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, defease, amend, increase, modify, supplement, restructure, refund, replace or repay, or to issue other indebtedness or enter into alternative financing arrangements, in exchange or replacement for such indebtedness (in whole or in part), including by adding or replacing lenders, creditors, agents, borrowers and/or guarantors, and including, in each case, but not limited to, after the original instrument giving rise to such indebtedness has been terminated and including, in each case, through any credit agreement, indenture or other agreement. “Refinanced” and “Refinancing” have correlative meanings.

“Registered Equivalent Notes” means, with respect to any notes originally issued in a Rule 144A or other private placement transaction under the Securities Act of 1933, substantially identical notes (having the same guarantees) issued in a dollar-for-dollar exchange therefor pursuant to an exchange offer registered with the SEC.

“Replacement Senior Obligation” has the meaning assigned to such term in Section 8.10.

“Representatives” means the ABL Representative and the Term Priority Representatives.

“SEC” means the United States Securities and Exchange Commission and any successor agency thereto.

“Secured Creditor Remedies” shall mean, except as otherwise provided in the final sentence of this definition:

(a) the taking by any Secured Party of any action to enforce or realize upon any Lien, including the institution of any foreclosure proceedings or the noticing of any public or private sale pursuant to Article 9 of the Uniform Commercial Code or other Applicable Law;

(b) the exercise by any Secured Party of any right or remedy provided to a secured creditor on account of a Lien under any of the Collateral Documents, under Applicable Law, in an Insolvency or Liquidation Proceeding or otherwise, including the election to retain any of the Shared Collateral in satisfaction of a Lien;

(c) the taking of any action by any Secured Party or the exercise of any right or remedy by any Secured Party in respect of the collection on, set off against, marshaling of, injunction respecting or foreclosure on the Shared Collateral or the Proceeds thereof;

(d) the appointment on the application of a Secured Party, of a receiver, receiver and manager or interim receiver of all or part of the Shared Collateral;

(e) the sale, lease, license, or other disposition of all or any portion of the Shared Collateral by private or public sale conducted by a Secured Party or any other means at the direction of a Secured Party permissible under Applicable Law;

(f) the exercise of any other right of a secured creditor under Part 6 of Article 9 of the Uniform Commercial Code or under provisions of similar effect under other Applicable Law; and

(g) the exercise by a Secured Party of any voting rights relating to any Stock or Stock Equivalent included in the Shared Collateral.

For the avoidance of doubt, none of the following shall be deemed to constitute an exercise of Secured Creditor Remedies: (i) the filing of a proof of claim in any Insolvency or Liquidation Proceeding or seeking adequate protection by any Senior Secured Party, (ii) the exercise of rights by the ABL Representative upon the occurrence of a Cash Dominion Trigger Event (as defined in the ABL Credit Agreement) or an Event of Default, including, without limitation, the notification of account debtors, depository institutions or any other Person to deliver proceeds of Collateral to the ABL Representative, (iii) the reduction of advance rates or sub-limits pursuant to the ABL Credit Agreement, (iv) the imposition of Reserves (as defined in the ABL Credit Agreement) by the ABL Representative, (v) the imposition of a default rate or a late fee, (vi) the suspension or termination of the commitments to lend under the ABL Debt Documents or under the Term Priority Documents, (vii) the acceleration of the Term Priority Debt Obligations or the ABL Obligations, (viii) the exercise by any ABL Banking Services Provider of any right of offset with respect to ABL Banking Services Obligations and (ix) the exercise of any right of offset with respect to First Lien Term Hedging Agreement Obligations or First Lien Term Cash Management Obligations by any First Lien Term Credit Agreement Secured Party.

“Secured Obligations” means the ABL Obligations and the Term Priority Debt Obligations.

“Secured Parties” means the ABL Secured Parties and the Term Priority Debt Parties.

“Senior Collateral” means (i) with respect to any ABL Obligations, the ABL Priority Collateral securing such ABL Obligations and (ii) with respect to any Term Priority Debt Obligations, the Term Priority Collateral securing such Term Priority Debt Obligations.

“Senior Collateral Documents” means (i) with respect to any ABL Priority Collateral, the ABL Collateral Documents and (ii) with respect to any Term Priority Collateral, the Term Collateral Documents.

“Senior Debt Documents” means (i) with respect to any ABL Priority Collateral, the ABL Debt Documents and (ii) with respect to any Term Priority Collateral, the Term Priority Debt Documents.

“Senior Facilities” means (i) with respect to any ABL Priority Collateral, the ABL Facility and (ii) with respect to any Term Priority Collateral, the Term Priority Debt Facilities.

“Senior Lien” means (i) with respect to any ABL Priority Collateral, the Liens on such ABL Priority Collateral in favor of the ABL Secured Parties under the ABL Collateral Documents and (ii) with respect to any Term Priority Collateral, the Liens on such Term Priority Collateral in favor of the Term Priority Debt Parties under the Term Collateral Documents.

“Senior Obligations” means (i) with respect to any ABL Priority Collateral, the ABL Obligations and (ii) with respect to any Term Priority Collateral, the Term Priority Debt Obligations.

“Senior Representative” means (i) with respect to any ABL Priority Collateral, the ABL Representative and (ii) with respect to any Term Priority Collateral, the Designated Term Priority Representative.

“Senior Secured Parties” means (i) with respect to any ABL Priority Collateral, the ABL Secured Parties secured by such ABL Priority Collateral and (ii) with respect to any Term Priority Collateral, the Term Priority Debt Parties secured by such Term Priority Collateral.

“Shared Collateral” means, at any time, Collateral in which the holders of ABL Obligations and the holders of Term Priority Debt Obligations under at least one Term Priority Debt Facility (or, in each case, their Representatives) hold a security interest at such time (or, in each case, are deemed pursuant to Article II to hold a security interest). If, at any time, any portion of the Collateral under the ABL Facility does not constitute Collateral under one or more Term Priority Debt Facilities, then such portion of such Collateral shall constitute Shared Collateral only with respect to the Term Priority Debt Facilities for which it constitutes Collateral and shall not constitute Shared Collateral for any Term Priority Debt Facility which does not have a security interest in such Collateral at such time.

“Stock” means shares of capital stock or shares in the capital, as the case may be (whether denominated as common stock or preferred stock or ordinary shares or preferred shares, as the case may be), beneficial, partnership or membership interests, participations or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or equivalent entity, whether voting or non-voting.

“Stock Equivalent” means all securities convertible into or exchangeable for Stock and all warrants, options or other rights to purchase or subscribe for any Stock, whether or not presently convertible, exchangeable or exercisable, provided that any instrument evidencing Indebtedness convertible or exchangeable for Stock Equivalents shall not be deemed to be Stock Equivalents unless and until such instrument is so converted or exchanged.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held. Unless otherwise expressly provided, all references herein to a “Subsidiary” shall mean a Subsidiary of the Company.

“Term Collateral Documents” means the First Lien Intercreditor Agreements (upon and after the initial execution and delivery thereof by the initial parties thereto), the Junior Lien Intercreditor Agreements (upon and after the initial execution and delivery thereof by the initial parties thereto) and any “Collateral Documents” as defined in the First Lien Term Credit Agreement and each of the collateral agreements, security agreements and other instruments and documents executed and delivered by the Company or any other Grantor granting or purporting to grant a Lien upon all or any portion of the Collateral as security for the Term Priority Debt Obligations, in each case, as may be amended, restated, amended and restated, modified, supplemented or replaced from time to time in accordance with the terms of this Agreement.

“Term Loan Declined Lien” shall have the meaning assigned such term in Section 2.04.

“Term Priority Account” means any Term Loan Collateral Proceeds Account as defined in the ABL Credit Agreement.

“Term Priority Collateral” means any “Collateral” (or similar term) as defined in any First Lien Term Credit Agreement Credit Document or any other Term Priority Debt Document or any other assets of the Company or any other Grantor with respect to which a Lien is granted or purported to be granted pursuant to a Term Collateral Document as security for any Term Priority Debt Obligation, in each case other than ABL Priority Collateral, consisting of the following (including for the avoidance of doubt, any such assets that, but for the application of Section 552 of the Bankruptcy Code (or any similar provision of any foreign Bankruptcy Law) would be Term Priority Collateral):

(1) all Equipment, Fixtures, Real Property, Intellectual Property and Investment Property (other than any Investment Property described in clauses 3(y) and 9 of the definition of ABL Priority Collateral);

(2) except to the extent constituting ABL Priority Collateral, all Instruments, Commercial Tort Claims, Documents and General Intangibles;

(3) all collateral security and guarantees with respect to the foregoing;

(4) all products and Proceeds of any of the foregoing (other than any such Proceeds that are ABL Priority Collateral); and

(5) all other Collateral not constituting ABL Priority Collateral.

“Term Priority Debt Documents” means the First Lien Term Credit Agreement Credit Documents and any Additional Term Priority Debt Documents, in each case, as may be amended, restated, amended and restated, modified, supplemented or replaced from time to time in accordance with the terms of this Agreement.

“Term Priority Debt Facilities” means the First Lien Term Credit Agreement and any Additional Term Priority Debt Facilities.

“Term Priority Debt Obligations” means the First Lien Term Credit Agreement Obligations and any Additional Term Priority Debt Obligations.

“Term Priority Debt Parties” means the First Lien Term Credit Agreement Secured Parties and any Additional Term Priority Debt Parties.

“Term Priority DIP Financing” has the meaning assigned to such term in Section 6.01(b).

“Term Priority Representative” means (i) in the case of the First Lien Term Credit Agreement Obligations, the First Lien Term Collateral Representative and (ii) in the case of any Additional Term Priority Debt Facility, the trustee, administrative agent, collateral agent, security agent or similar agent under such Additional Term Priority Debt Facility that is named as the Representative in respect of such Additional Term Priority Debt Facility in the applicable Joinder Agreement.

“Uniform Commercial Code” or “UCC” means, unless otherwise specified, the Uniform Commercial Code as from time to time in effect in the State of New York.

“Use Period” means the period commencing on the date that the ABL Representative (or a Grantor acting with the consent of the ABL Representative) commences the liquidation and sale of the ABL Priority Collateral in a manner as provided in Section 5.09 (having theretofore furnished the Designated Term Priority Representative with an Enforcement Notice) and ending 180 days thereafter; provided that if any stay or other order that prohibits any of the ABL Representative, the other ABL Secured Parties or any Grantor (with the consent of the ABL Representative) from commencing and continuing to exercise any Secured Creditor Remedies or to liquidate and sell the ABL Priority Collateral has been entered by a court of competent jurisdiction, such 180-day period shall be tolled during the pendency of any such stay or other order and the Use Period shall be so extended; provided that if there are fewer than 30 days remaining in such 180-day period when such stay or other order is lifted or expires, such 180-day period shall be extend so that the ABL Secured Parties have a Use Period of 30 days remaining upon the lifting or expiration of such stay or other order.

Section 1.02 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neutral forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument, other document, statute or regulation herein shall be construed as referring to such agreement, instrument, other document, statute or regulation as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, but shall not be deemed to include the Subsidiaries of such Person unless express reference is made to such Subsidiaries, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections and Annexes shall be construed to refer to Articles, Sections and Annexes of this Agreement, (v) unless otherwise expressly qualified herein, the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights; (vi) the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or” (vii) any reference to a definition in an ABL Debt Document shall be construed to also refer to any comparable term in any agreement, instrument, or other document the debt under which Refinances the ABL Obligations; provided that any comparable term resulting from such Refinancing would be permitted hereunder if such term had resulted from the amendment or modification of the ABL Debt that is the subject of such Refinancing, and (viii) any reference to a definition in a Term Priority Document shall be construed to also refer to any comparable term in any agreement, instrument, or other document the debt under which Refinances the Term Loan Debt; provided that any comparable term resulting from such Refinancing would be permitted hereunder if such term had resulted from the amendment or modification of the Term Loan Debt that is the subject of such Refinancing.

Section 1.03 Interpretation. The rules of interpretation specified in the ABL Credit Agreement (including, without limitation, Sections 1.03 through 1.07 thereof) shall be applicable to this Agreement.

ARTICLE II

PRIORITIES AND AGREEMENTS WITH RESPECT TO SHARED COLLATERAL

Section 2.01 Subordination. Notwithstanding the date, time, method, manner or order of filing or recordation of any document or instrument or grant, attachment or perfection of any Liens granted or purported to be granted to any Junior Priority Representative or any other Junior Priority Debt Party on the Shared Collateral or of any Liens granted to any Senior Representative or any other Senior Secured Party on any Shared Collateral (or any actual or alleged defect or deficiencies in, or failure to attach or perfect, in any of the foregoing) (and, in each case, notwithstanding whether any such Lien is granted (or secured Indebtedness relating to the period) before commencement of an Insolvency or Liquidation Proceeding and notwithstanding any provision of the UCC of any applicable jurisdiction, any Applicable Law, any Junior Priority Debt Document or any Senior Debt Document or any other circumstance whatsoever, each Junior Priority Representative, on behalf of itself and each Junior Priority Debt Party under its Junior Priority Debt Facility, hereby agrees that (x) any Lien on the Shared Collateral securing any Senior Obligations now or hereafter held by or on behalf of any Senior Representative or any other Senior Secured Party or other agent or trustee therefor, regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall have priority over and be senior in all respects and prior to all Liens on the Shared Collateral securing any Junior Priority Debt Obligations and (y) any Lien on the Shared Collateral securing any Junior Priority Debt Obligations now or hereafter held by or on behalf of any Junior Priority Representative, any other Junior Priority Debt Party or other agent or trustee therefor, regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to all Liens on the Shared Collateral securing any Senior Obligations, and without limitation of the foregoing:

(a) any Lien in respect of all or any portion of the ABL Priority Collateral now or hereafter held by or on behalf of the Term Priority Representatives or any Term Priority Debt Party that secures all or any portion of the Term Priority Debt Obligations shall in all respects be junior and subordinate to all Liens granted or purported to be granted to the ABL Representative and the ABL Secured Parties in the ABL Priority Collateral to secure all or any portion of the ABL Obligations;

(b) any Lien in respect of all or any portion of the ABL Priority Collateral now or hereafter held by or on behalf of the ABL Representative or any ABL Secured Party that secures all or any portion of the ABL Obligations shall in all respects be senior and prior to all Liens granted to the Term Priority Representatives or any Term Priority Debt Party in the ABL Priority Collateral to secure all or any portion of the Term Priority Debt Obligations;

(c) any Lien in respect of all or any portion of the Term Priority Collateral now or hereafter held by or on behalf of the ABL Representative or any ABL Secured Party that secures all or any portion of the ABL Obligations shall in all respects be junior and subordinate to all Liens granted to the Term Priority Representatives and the Term Priority Debt Parties in the Term Priority Collateral to secure all or any portion of the Term Priority Debt Obligations; and

(d) any Lien in respect of all or any portion of the Term Priority Collateral now or hereafter held by or on behalf of the Term Priority Representatives or any Term Priority Debt Party that secures all or any portion of the Term Priority Debt Obligations shall in all respects be senior and prior to all Liens granted or purported to be granted to the ABL Representative or any ABL Secured Party in the Term Priority Collateral to secure all or any portion of the ABL Obligations.

Without limitation of the foregoing, all Liens on the Shared Collateral securing any Senior Obligations shall be and remain senior in all respects and prior to all Liens on the Shared Collateral securing any Junior Priority Debt Obligations for all purposes, it being understood that (w) all Liens on the ABL Priority Collateral securing any ABL Obligations shall be and remain senior in all respects and prior to all Liens on the ABL Priority Collateral securing any Term Priority Debt Obligations, (x) all Liens on the Term Priority Collateral securing any Term Priority Debt Obligations shall be and remain senior in all respects and prior to all Liens on the Term Priority Collateral securing any ABL Obligations, (y) all Liens on the ABL Priority Collateral securing any Term Priority Debt Obligations shall be and remain junior and subordinate in all respects to all Liens on the ABL Priority Collateral securing any ABL Obligations and (z) all Liens on the Term Priority Collateral securing any ABL Obligations shall be and remain junior and subordinate in all respects to all Liens on the Term Priority Collateral securing any Term Priority Debt Obligations, in each case of the foregoing whether or not such Liens securing any Senior Obligations are junior and/or subordinated to any Lien securing any other obligation of the Company, any Grantor or any other Person or otherwise subordinated, voided, avoided, invalidated or lapsed.

Section 2.02 Nature of ABL Obligations. Each Term Priority Representative, on behalf of itself and each Term Priority Debt Party under its Term Priority Debt Facility, acknowledges that (a) the ABL Obligations are revolving in nature and that the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed, (b) the terms of the ABL Debt Documents and the ABL Obligations may be amended, restated, amended and restated, supplemented or otherwise modified, and the ABL Obligations, or a portion thereof, may be Refinanced in whole or in part from time to time and (c) the aggregate amount of the ABL Obligations may be increased, in each case, without notice to or consent by any Term Priority Representative or Term Priority Debt Party and without affecting the provisions hereof. The Lien priorities provided for in Section 2.01 shall not be altered or otherwise affected by any amendment, restatement, amendment and restatement, supplement or other modification, or any Refinancing, of either the ABL Obligations or the Term Priority Debt Obligations, or any portion thereof. As between the Company and the other Grantors and the Term Priority Debt Parties, the foregoing provisions will not limit or otherwise affect the obligations of the Company and the Grantors contained in any Term Priority Debt Document with respect to the incurrence of additional ABL Obligations.

Section 2.03 Prohibition on Contesting Liens. Each Junior Priority Representative, for itself and on behalf of each Junior Priority Debt Party under its Junior Priority Debt Facility, agrees that it shall not (and hereby waives any right to) directly or indirectly contest, or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the validity, extent, perfection, priority, attachment or enforceability of any Lien securing any Senior Obligations held (or purported to be held) by or on behalf of any Senior Representative or any of the other Senior Secured Parties or other agent or trustee therefor in any Senior Collateral. Each Senior Representative, for itself and on behalf of each Senior Secured Party under its Senior Facility, agrees that it shall not (and hereby waives any right to) contest, or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the validity, extent, perfection, priority, attachment or enforceability of any Lien securing any Junior Priority Debt Obligations held (or purported to be held) by or on behalf of any of any Junior Priority Representative or any of the Junior Priority Debt Parties or other agent or trustee therefor in any Junior Priority Collateral. Notwithstanding the foregoing, no provision in this Agreement shall be construed to prevent or impair the rights of any Senior Representative to enforce this Agreement (including the priority of the Liens securing the Senior Obligations as provided in Section 2.01) or any of the Senior Debt Documents.

Section 2.04 No Other Liens. The parties hereto (including the Company on behalf of the Grantors party hereto) agree that it is their intention that the Collateral securing the ABL Obligations and the Term Priority Debt Obligations be identical, except to the extent otherwise expressly set forth herein or to the extent the applicable Debt Document and each other then extant Debt Document does not require the applicable Debt Facility thereunder to be secured by such Collateral. The parties hereto further agree that, (I) so long as the Discharge of ABL Obligations has not occurred, (a) none of the Grantors shall, or shall permit any of its Subsidiaries to, grant or permit any Lien on any asset to secure any Term Priority Debt Obligation unless it has granted, or concurrently therewith grants, a Lien on such asset to secure the ABL Obligations, and (b) if any Term Priority Representative or any Term Priority Debt Party shall hold any Lien on any assets or property of any Grantor securing any Term Priority Debt Obligations that are not also subject to the Liens securing all ABL Obligations under the ABL Collateral Documents, such Term Priority Representative or Term Priority Debt Party (i) shall notify the ABL Representative promptly upon becoming aware thereof and, unless such Grantor shall promptly grant a similar Lien on such assets or property to the ABL Representative as security for the ABL Obligations, shall assign such Lien to the ABL Representative as security for all ABL Obligations for the benefit of the ABL Secured Parties (but may retain a Lien on such assets or property subject to the terms hereof) and (ii) until such assignment or such grant of a similar Lien to the ABL Representative, shall be deemed to hold and have held such Lien for the benefit of the ABL Representative and the other ABL Secured Parties as security for the ABL Obligations; provided that this provision will not be violated with respect to any Lien securing any Term Priority Obligations if the ABL Representative is given a reasonable opportunity to accept a Lien on any asset or property and ABL Representative expressly declines to accept a Lien on such asset or property (such Lien, an “ABL Declined Lien”); and (II) so long as the Discharge of Term Priority Debt Obligations has not occurred, (a) none of the Grantors shall, or shall permit any of its Subsidiaries to, grant or permit any Lien on any asset to secure any ABL Obligation unless it has granted, or concurrently therewith grants, a Lien on such asset to secure the Term Priority Debt Obligations, and (b) if the ABL Representative or any ABL Secured Party shall hold any Lien on any assets or property of any Grantor securing any ABL Obligations that are not also subject to the Liens securing all Term

Priority Debt Obligations under the Term Collateral Documents, the ABL Representative or any ABL Secured Party (i) shall notify the Designated Term Priority Representative promptly upon becoming aware thereof and, unless such Grantor shall promptly grant a similar Lien on such assets or property to the Designated Term Priority Representative as security for the Term Priority Debt Obligations, shall assign such Lien to the Designated Term Priority Representative as security for all Term Priority Debt Obligations for the benefit of the Term Priority Debt Parties (but may retain a Lien on such assets or property subject to the terms hereof) and (ii) until such assignment or such grant of a similar Lien to the Designated Term Priority Representative, shall be deemed to hold and have held such Lien for the benefit of the Term Priority Representatives and the other Term Priority Debt Parties as security for the Term Priority Debt Obligations provided that this provision will not be violated with respect to any Lien securing any ABL Obligations if the Term Priority Representative Agent is given a reasonable opportunity to accept a Lien on any asset or property and Term Priority Representative Agent expressly declines to accept a Lien on such asset or property (such Lien, a “Term Loan Declined Lien”). To the extent that the provisions of the immediately preceding sentence are not complied with for any reason, (I) without limiting any other right or remedy available to the ABL Representative or any other ABL Secured Party, each Term Priority Representative agrees, for itself and on behalf of the other Term Priority Debt Parties, that any amounts received by or distributed to any Term Priority Debt Party pursuant to or as a result of any Lien granted in contravention of this Section 2.04 shall be subject to Sections 4.01 and 4.02 and (II) without limiting any other right or remedy available to any Term Priority Representative or any other Term Priority Debt Party, the ABL Representative agrees, for itself and on behalf of the other ABL Secured Parties, that any amounts received by or distributed to any ABL Secured Party pursuant to or as a result of any Lien granted in contravention of this Section 2.04 shall be subject to Sections 4.01 and 4.02.

Section 2.05 Perfection of Liens. Except for the limited agreements of the Senior Representatives pursuant to Section 5.05 hereof, none of the Senior Representatives or the Senior Secured Parties shall be responsible for perfecting and maintaining the perfection of Liens with respect to the Shared Collateral for the benefit of the Junior Priority Representatives or the Junior Priority Debt Parties. The provisions of this Agreement are intended to govern the respective Lien priorities as between the ABL Secured Parties and the Term Priority Debt Parties and shall not impose on the ABL Representative, the ABL Secured Parties, the Term Priority Representatives, the Term Priority Debt Parties or any agent or trustee therefor any obligations in respect of the disposition of Proceeds of any Shared Collateral which would conflict with prior perfected claims therein in favor of any other Person or any order or decree of any court or governmental authority or any Applicable Law.

Section 2.06 Certain Cash Collateral. Notwithstanding anything in this Agreement or any ABL Debt Document or Term Priority Debt Document to the contrary, (x) Collateral consisting of cash and cash equivalents and the proceeds thereof (i) pledged to secure ABL Obligations consisting of reimbursement obligations in respect of Letters of Credit in accordance with the terms of the ABL Credit Agreement and/or (ii) deposited in, or credited to, any account for the purpose of cash collateralizing obligations in respect of Letters of Credit pursuant to the ABL Credit Agreement shall, in each case, be applied as specified in the ABL Credit Agreement and will not constitute Shared Collateral and, for the avoidance of doubt, no account containing any such cash and cash equivalents shall constitute Shared Collateral and (y)(i) funds deposited for the satisfaction, discharge, redemption or defeasance of any Secured

Obligations in accordance with the terms of the applicable ABL Debt Documents or Term Priority Debt Document and (ii) cash collateral deposited with (or pledged to) the ABL Representative, Term Priority Representative or any other Secured Party in respect of any defaulting lender participations in Letters of Credit, swingline loans or protective advances under the ABL Debt Documents, returned or charged-back items under the ABL Debt Documents, ABL Swap Agreement Obligations, ABL Banking Services Obligations, First Lien Term Hedging Agreement Obligations or First Lien Term Cash Management Obligations which are secured under the applicable Collateral Documents shall, in each case, be applied as specified in the applicable ABL Debt Documents or Term Priority Debt Document, as applicable, and will not constitute Shared Collateral.

ARTICLE III

ENFORCEMENT

Section 3.01 Exercise of Remedies.

(a) With respect to any Senior Collateral, so long as the Discharge of Senior Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Grantor, (i) neither any Junior Priority Representative nor any Junior Priority Debt Party will (x) exercise any Secured Creditor Remedies with respect to any such Senior Collateral in respect of any Junior Priority Debt Obligations secured by such Senior Collateral, or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure), (y) contest, protest or object to (A) any foreclosure proceeding or action brought with respect to such Senior Collateral or any other Senior Collateral by any Senior Representative or any Senior Secured Party in respect of the Senior Obligations, (B) the exercise of any right by any Senior Representative or any Senior Secured Party (or any agent or sub-agent on their behalf) in respect of the Senior Obligations under any lockbox agreement, control agreement, landlord waiver or bailee’s letter or similar agreement or arrangement to which any Senior Representative or any Senior Secured Party either is a party or may have rights as a third party beneficiary or (C) any other exercise by any such party of any rights and remedies relating to such Senior Collateral under the Senior Debt Documents or otherwise in respect of the Senior Collateral or the Senior Obligations, or (z) object to the forbearance by the Senior Secured Parties from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to such Senior Collateral in respect of Senior Obligations and (ii) the Senior Representatives and the Senior Secured Parties shall have the exclusive right to enforce rights, exercise remedies (including setoff and the right to credit bid their debt) and make determinations regarding the release, disposition or restrictions with respect to such Senior Collateral without any consultation with or the consent of any Junior Priority Representative or any other Junior Priority Debt Party; provided, however, that (A) in any Insolvency or Liquidation Proceeding commenced by or against the Company or any other Grantor, any Junior Priority Representative may file a claim, proof of claim, or statement of interest with respect to the Junior Priority Debt Obligations under its Junior Priority Debt Facility, (B) any Junior Priority Representative may take any action (so long as such action is not adverse to the prior Liens on the Shared Collateral securing the Senior Obligations or the rights of the Senior Representatives or the other Senior Secured Parties to exercise remedies in respect thereof) in order to create, prove, perfect, preserve or protect (but not enforce) its rights in, and perfection and priority of its Lien on, the Shared Collateral, (C) any Junior Priority Representative and the Junior Priority Debt Parties may exercise their rights and remedies as unsecured creditors, to the extent provided in Section 5.04, (D) the Junior Priority Debt Parties may file any responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims or Liens of the Junior Priority Debt Parties or the avoidance of any Junior Priority Lien to the extent not inconsistent with the terms of this Agreement and (E) the Junior Priority Debt Parties may vote with respect to any Plan of Reorganization in a manner that is consistent with and otherwise in accordance with this Agreement (in each case of (A) through (E) above, solely to the extent such action is not inconsistent with, or could not result in a resolution inconsistent with, the terms of this Agreement and it being understood and agreed that the temporary deposit of Proceeds of Term Priority Collateral in a Deposit Account controlled by the ABL Representative shall not constitute a breach of this Agreement so long as such Proceeds are promptly remitted to the Designated Term Priority Representative after the ABL Representative has actual knowledge that such amount constitutes proceeds of Term Priority Collateral). In exercising rights and remedies with respect to the Senior Collateral, the Senior Representatives and the Senior Secured Parties may enforce the provisions of the Senior Debt Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion; provided that each of the ABL Representative and the Term Priority Representative agrees to provide to the other (x) a written notice (an “Enforcement Notice”) prior to the commencement of any Secured Creditor Remedies and (y) copies of any notices that it is required under Applicable Law to deliver to any Grantor promptly after delivery thereof; provided, further, however, that (I) the ABL Representative’s failure to provide any such Enforcement Notice or copies to the Term Priority Representatives shall not impair any of the ABL Representative’s rights hereunder or under any of the ABL Debt Documents and (II) the Term Priority Representative’s failure to provide any such Enforcement Notice or copies to the ABL Representative shall not impair any Term Priority Representative’s rights hereunder or under any of the Term Priority Debt Documents. Such exercise and enforcement shall include the rights of an agent appointed by them to sell or otherwise dispose of Senior Collateral upon foreclosure, to incur expenses in connection with such sale or disposition and to exercise all the rights and remedies of a secured lender under the UCC of any applicable jurisdiction and of a secured creditor under Bankruptcy Laws of any applicable jurisdiction.

(b) With respect to any Senior Collateral, so long as the Discharge of Senior Obligations has not occurred, except as expressly provided in the proviso in clause (ii) of Section 3.01(a) and in Article VI, each Junior Priority Representative, on behalf of itself and each Junior Priority Debt Party under its Junior Priority Debt Facility, agrees that it will not, in the context of its role as a secured creditor, take or receive any Senior Collateral or any Proceeds of Senior Collateral in connection with the exercise of any right or remedy (including setoff) with respect to any Senior Collateral in respect of Junior Priority Debt Obligations. Without limiting the generality of the foregoing, with respect to any Senior Collateral, unless and until the Discharge of Senior Obligations has occurred, except as expressly provided in the proviso in clause (ii) of Section 3.01(a) and in Article VI, the sole right of the Junior Priority Representatives and the Junior Priority Debt Parties with respect to the Senior Collateral is to hold a Lien on the Senior Collateral in respect of Junior Priority Debt Obligations pursuant to the Junior Priority Debt Documents for the period set forth, and to the extent granted, therein and to receive a share of the Proceeds thereof, if any, after the Discharge of Senior Obligations has occurred.

(c) Subject to the proviso in clause (ii) of Section 3.01(a), (i) each Junior Priority Representative, for itself and on behalf of each Junior Priority Debt Party under its Junior Priority Debt Facility, agrees that neither such Junior Priority Representative nor any such Junior Priority Debt Party will take any action that would hinder any exercise of remedies undertaken by any Senior Representative or any Senior Secured Party with respect to the Senior Collateral under the Senior Debt Documents, including any sale, lease, exchange, transfer or other disposition of the Senior Collateral, whether by foreclosure or otherwise, and (ii) each Junior Priority Representative, for itself and on behalf of each Junior Priority Debt Party under its Junior Priority Debt Facility, hereby waives any and all rights it or any such Junior Priority Debt Party may have as a junior lien creditor or otherwise to object to the manner in which the Senior Representatives or the Senior Secured Parties seek to enforce or collect the Senior Obligations or the Liens granted on any of the Senior Collateral, regardless of whether any action or failure to act by or on behalf of any Senior Representative or any other Senior Secured Party is adverse to the interests of the Junior Priority Debt Parties.

(d) Each Junior Priority Representative, for itself and on behalf of each Junior Priority Debt Party under its Junior Priority Debt Facility, hereby acknowledges and agrees that no covenant, agreement or restriction contained in any Junior Priority Debt Document shall be deemed to restrict in any way the rights and remedies of the Senior Representatives or the Senior Secured Parties with respect to the Senior Collateral as set forth in this Agreement and the Senior Debt Documents.

(e) Subject to Section 3.01(a), with respect to any Senior Collateral, the Designated Senior Representative shall have the exclusive right to exercise any right or remedy with respect to such Senior Collateral and shall have the exclusive right to determine and direct the time, method, manner and place for exercising such right or remedy or conducting any proceeding with respect thereto. Following the Discharge of Senior Obligations with respect to any Senior Collateral, the Designated Junior Priority Representative shall have the exclusive right to exercise any right or remedy with respect to such Senior Collateral, and the Designated Junior Priority Representative shall have the exclusive right to direct the time, method, manner and place of exercising or conducting any proceeding for the exercise of any right or remedy available to the Junior Priority Debt Parties with respect to such Senior Collateral, or of exercising or directing the exercise of any trust or power conferred on the Junior Priority Representatives, or for the taking of any other action authorized by the Junior Priority Collateral Documents; provided, however, that nothing in this Section 3.01(e) shall impair the right of any Junior Priority Representative or other agent or trustee acting on behalf of the Junior Priority Debt Parties to take such actions with respect to the Senior Collateral after the Discharge of Senior Obligations in respect of such Senior Collateral as may be otherwise required or authorized pursuant to any intercreditor agreement governing the Term Priority Debt Parties or the Term Priority Debt Obligations (including the First Lien Intercreditor Agreements and Junior Lien Intercreditor Agreements).

Section 3.02 Cooperation. Subject to the proviso in clause (ii) of Section 3.01(a), each Junior Priority Representative, on behalf of itself and each Junior Priority Debt Party under its Junior Priority Debt Facility, agrees that, unless and until the Discharge of Senior Obligations has occurred, it will not commence, or join with any Person (other than the Senior Secured Parties and the Senior Representatives upon the request of the Designated Senior Representative) in commencing, any enforcement, collection, execution, levy, foreclosure or other action or proceeding with respect to any Lien held by it in the Senior Collateral under any of the Junior Priority Debt Documents or otherwise in respect of the Junior Priority Debt Obligations.

Section 3.03 Actions upon Breach. Should any Junior Priority Representative or any Junior Priority Debt Party, contrary to this Agreement, in any way take, attempt to take or threaten to take any action with respect to the Senior Collateral (including any attempt to realize upon or enforce any remedy with respect to this Agreement) or fail to take any action required by this Agreement, any Senior Representative or other Senior Secured Party or the Company or any other Grantor may obtain relief against such Junior Priority Representative or such Junior Priority Debt Party by injunction, specific performance or other appropriate equitable relief. Each Junior Priority Representative, on behalf of itself and each Junior Priority Debt Party under its Junior Priority Debt Facility, hereby (i) agrees that the Senior Secured Parties’ damages from the actions of the Junior Priority Representatives or any Junior Priority Debt Party may at that time be difficult to ascertain and may be irreparable and waives any defense that the Company, any other Grantor or the Senior Secured Parties cannot demonstrate damage or be made whole by the awarding of damages and (ii) irrevocably waives any defense based on the adequacy of a remedy at law and any other defense that might be asserted to bar the remedy of specific performance in any action that may be brought by any Senior Representative or any other Senior Secured Party.

ARTICLE IV

PAYMENTS

Section 4.01 Application of Proceeds.

(a) So long as the Discharge of ABL Obligations has not occurred and regardless of whether an Insolvency or Liquidation Proceeding has been commenced, the ABL Priority Collateral or Proceeds thereof received in connection with the sale or other disposition of, or collection on, such ABL Priority Collateral pursuant to an exercise of Secured Creditor Remedies or the application of cash and other Proceeds deposited in controlled bank accounts during cash dominion, or upon the exercise of any other remedies shall be applied by the ABL Representative to the ABL Obligations in such order as specified in the relevant ABL Debt Documents until the Discharge of ABL Obligations has occurred. Following the Discharge of ABL Obligations, the ABL Representative shall deliver promptly to the Designated Term Priority Representative any ABL Priority Collateral or Proceeds thereof held by it in the same form as received, with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct, to be applied by the Designated Term Priority Representative to the Term Priority Debt Obligations in such order as specified in the relevant Term Priority Debt Documents (including the First Lien Intercreditor Agreements and the Junior Lien Intercreditor Agreements) (unless otherwise prohibited by applicable law, unless any other Person has made a demand therefor and is lawfully entitled thereto, or unless a court of competent jurisdiction otherwise directs).

(b) So long as the Discharge of Term Priority Debt Obligations has not occurred and regardless of whether an Insolvency or Liquidation Proceeding has been commenced, the Term Priority Collateral pursuant to an exercise of Secured Creditor Remedies or Proceeds thereof received in connection with the sale or other disposition of, or collection on, such Term Priority Collateral or upon the exercise of any other remedies shall be applied by the Term Priority

Representatives to the Term Priority Debt Obligations in such order as specified in the relevant Term Priority Debt Documents (including the First Lien Intercreditor Agreements and the Junior Lien Intercreditor Agreements) until the Discharge of Term Priority Debt Obligations has occurred. Following the Discharge of Term Priority Debt Obligations, the Designated Term Priority Representative and each other Term Priority Representative shall deliver promptly to the ABL Representative any Term Priority Collateral or Proceeds thereof held by it in the same form as received, with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct, to be applied by the ABL Representative to the ABL Obligations in such order as specified in the relevant ABL Debt Documents (unless otherwise prohibited by applicable law, unless any other Person has made a demand therefor and is lawfully entitled thereto, or unless a court of competent jurisdiction otherwise directs).

(c) In exercising remedies, whether as a secured creditor or otherwise, the ABL Representative shall have no obligation or liability to the Designated Term Priority Representative or to any other Term Priority Debt Party, and no Term Priority Representative shall have any obligation or liability to the ABL Representative or to any other ABL Secured Party, in each case regarding the adequacy of any Proceeds or for any action or omission, except solely for an action or omission that breaches the express obligations undertaken by such Person under the terms of this Agreement.

(d) Following the Discharge of ABL Obligations (unless otherwise prohibited by applicable law, unless any other Person has made a demand therefor and is lawfully entitled thereto, or unless a court of competent jurisdiction otherwise directs), the ABL Representative shall deliver to the Designated Term Priority Representative or shall execute such documents as the Designated Term Priority Representative may reasonably request (at the expense of the Company) to enable the Designated Term Priority Representative to have control over any Pledged or Controlled Collateral still in the ABL Representative’s possession, custody, or control in the same form as received with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct. Following the Discharge of Term Priority Debt Obligations (unless otherwise prohibited by applicable law, unless any other Person has made a demand therefor and is lawfully entitled thereto, or unless a court of competent jurisdiction otherwise directs), the Designated Term Priority Representative shall deliver to the ABL Representative or shall execute such documents as the ABL Representative may reasonably request (at the expense of the Company) to enable the ABL Representative to have control over any Pledged or Controlled Collateral still in the Designated Term Priority Representative’s possession, custody or control in the same form as received with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct.

Section 4.02 Payments Over.

(a) Unless and until the Discharge of ABL Obligations has occurred and regardless of whether an Insolvency or Liquidation Proceeding has been commenced, any ABL Priority Collateral or Proceeds thereof (including for the avoidance of doubt, any other distributions, whether in the form of cash, debt, or other securities) received by any Term Priority Representative or any Term Priority Debt Party in connection with the exercise of any right or remedy (including setoff) relating to the Shared Collateral, whether or not in contravention of this Agreement or otherwise, shall be held in trust for the benefit of, and forthwith paid over to, the

ABL Representative for the benefit of the ABL Secured Parties in the same form as received, with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct. The ABL Representative is hereby authorized to make any such endorsements as agent for each of the Term Priority Representatives or any such Term Priority Debt Party. This authorization is coupled with an interest and is irrevocable.

(b) Unless and until the Discharge of Term Priority Debt Obligations has occurred and regardless of whether an Insolvency or Liquidation Proceeding has been commenced, any Term Priority Collateral or Proceeds thereof (including for the avoidance of doubt, any other distributions, whether in the form of cash, debt, or other securities) received by the ABL Representative or any ABL Secured Party in connection with the exercise of any right or remedy (including setoff) relating to the Shared Collateral, whether or not in contravention of this Agreement or otherwise, shall be held in trust for the benefit of, and forthwith paid over to, the Designated Term Priority Representative for the benefit of the Term Priority Debt Parties in the same form as received, with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct. The Designated Term Priority Representative is hereby authorized to make any such endorsements as agent for the ABL Representative or any such ABL Secured Party. This authorization is coupled with an interest and is irrevocable.

Section 4.03 Specific Performance. Each of the ABL Representative, the First Lien Term Collateral Representative and each other Representative that becomes a party to this Agreement is hereby authorized to demand specific performance of this Agreement, whether or not the Company or any Grantor shall have complied with any of the provisions of any of the Debt Documents, at any time when any other party hereto shall have failed to comply with any of the provisions of this Agreement applicable to it. Each of the ABL Representative, for and on behalf of itself and the ABL Secured Parties, and each Term Priority Representative, for and on behalf of itself and the Term Priority Debt Parties, hereby irrevocably waives any defense based on the adequacy of a remedy at law that might be asserted as a bar to such remedy of specific performance.

Section 4.04 Mixed Collateral Proceeds. Notwithstanding anything to the contrary contained herein or in the definition of ABL Priority Collateral or Term Priority Collateral, in the event that Proceeds of Shared Collateral are received from (or are otherwise attributable to the value of) a sale or other disposition of Shared Collateral that involves a sale or disposition of the Stock and Stock Equivalents of a Grantor or the combination of ABL Priority Collateral and Term Priority Collateral (whether or not ABL Priority Collateral or Term Priority Collateral is directly involved in such transaction), the portion of such Proceeds that shall be allocated as Proceeds of ABL Priority Collateral for purposes of this Agreement shall be an amount equal to the net book value (but not less than cost) of such ABL Priority Collateral, including ABL Priority Collateral owned by a Grantor the Stock and Stock Equivalents of whom are directly or indirectly the subject of such transaction.

ARTICLE V

OTHER AGREEMENTS

Section 5.01 Releases.

(a) Each Junior Priority Representative, for itself and on behalf of each Junior Priority Debt Party under its Junior Priority Debt Facility, agrees that, in the event of a sale, transfer or other disposition of any specified item of Shared Collateral (including all or substantially all of the Stock and Stock Equivalent of any Subsidiary of the Company) (i) in connection with the exercise of Secured Creditor Remedies by the Designated Senior Representative in respect of such Shared Collateral following and during the continuation of an Event of Default under the Senior Debt Documents or (ii) if not in connection with the exercise of Secured Creditor Remedies by the Designated Senior Representative in respect of such Shared Collateral, so long as such sale, transfer or other disposition is (x) permitted by the terms of the Junior Priority Debt Documents or (y) made with the consent of the Designated Senior Representative at a time when an Event of Default (as defined in the applicable Senior Debt Document) is continuing, the Liens granted to the Junior Priority Representatives and the Junior Priority Debt Parties upon such Shared Collateral to secure Junior Priority Debt Obligations shall (whether or not any Insolvency or Liquidation Proceeding is pending at such time) terminate and be released, immediately and automatically and without any further action by any Person, concurrently with the termination and release of all Liens granted upon such Shared Collateral to secure Senior Obligations. Upon delivery to a Junior Priority Representative of an Officer’s Certificate stating that any such termination and release of Liens securing the Senior Obligations has become effective (or shall become effective concurrently with such termination and release of the Liens granted to the Junior Priority Debt Parties and the Junior Priority Representatives) and any necessary or proper instruments of termination or release prepared by the Company or any other Grantor, such Junior Priority Representative will promptly execute, deliver or acknowledge, at the Company’s or the other Grantor’s sole cost and expense, such instruments to evidence such termination and release of the Liens. Nothing in this Section 5.01(a) will be deemed to affect any agreement of a Junior Priority Representative, for itself and on behalf of the Junior Priority Debt Parties under its Junior Priority Debt Facility, to release the Liens on the Junior Priority Collateral as set forth in the relevant Junior Priority Debt Documents.

(b) Each Junior Priority Representative, for itself and on behalf of each Junior Priority Debt Party under its Junior Priority Debt Facility, hereby irrevocably constitutes and appoints the Designated Senior Representative and any officer or agent of the Designated Senior Representative, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Junior Priority Representative or such Junior Priority Debt Party or in the Designated Senior Representative’s own name, from time to time in the Designated Senior Representative’s discretion, for the purpose of carrying out the terms of Section 5.01(a), to take any and all appropriate action and to execute and/or authorize any and all documents and instruments that may be necessary or desirable to accomplish the purposes of Section 5.01(a), including any termination statements, notations of liens, endorsements or other instruments of transfer or release. The Designated Senior Representative hereby agrees to take action reasonably requested by the Grantors to carry out the terms of this Section 5.01(b) or to accomplish the purposes of Section 5.01(a).

(c) With respect to any Senior Collateral, unless and until the Discharge of Senior Obligations has occurred, each Junior Priority Representative, for itself and on behalf of each Junior Priority Debt Party under its Junior Priority Debt Facility, hereby consents to the application, whether prior to or after an Event of Default under any Senior Debt Document, of proceeds of such Senior Collateral to the repayment of Senior Obligations pursuant to the Senior

Debt Documents, provided that nothing in this Section 5.01(c) shall be construed to prevent or impair the rights of the Junior Priority Representatives or the Junior Priority Debt Parties to receive proceeds in connection with the Junior Priority Debt Obligations not otherwise in contravention of this Agreement.

(d) Notwithstanding anything to the contrary in any Junior Priority Collateral Document, in the event the terms of a Senior Collateral Document and a Junior Priority Collateral Document each require any Grantor (i) to make any payments in respect of any item of Shared Collateral to, (ii) to deliver or afford control over any item of Shared Collateral to, or deposit any item of Shared Collateral with, (iii) to make notations of lien or register ownership of any item of Shared Collateral in the name of or make an assignment of ownership of any Shared Collateral or the rights thereunder to, (iv) cause any securities intermediary, commodity intermediary or other Person acting in a similar capacity to agree to comply, in respect of any item of Shared Collateral, with instructions or orders from, or to treat, in respect of any item of Shared Collateral, as the entitlement holder, (v) hold any item of Shared Collateral in trust for (to the extent such item of Shared Collateral cannot be held in trust for multiple parties under Applicable Law), (vi) obtain the agreement of a bailee or other third party to hold any item of Shared Collateral for the benefit of or subject to the control of or, in respect of any item of Shared Collateral, to follow the instructions of or (vii) obtain the agreement of a landlord with respect to access to leased premises where any item of Shared Collateral is located or waivers or subordination of rights with respect to any item of Shared Collateral in favor of, in any case, both any Senior Representative and any Junior Priority Representative or Junior Priority Debt Party, such Grantor may, until the applicable Discharge of Senior Obligations has occurred, comply with such requirement under the Junior Priority Collateral Document as it relates to such Shared Collateral by taking any of the actions set forth above only with respect to, or in favor of, the Designated Senior Representative; provided that, notwithstanding anything to the contrary, any action or compliance with respect to the foregoing by any Grantor shall not cause a default or Event of Default to exist under any Senior Debt Document or any Junior Priority Debt Document.

Section 5.02 Insurance and Condemnation Awards. Proceeds of Shared Collateral include insurance proceeds and, therefore, the Lien priorities set forth herein shall govern the ultimate disposition of casualty insurance proceeds. The ABL Representative and the Designated Term Priority Representative shall each be named as additional insured or loss payee, as applicable, with respect to all insurance policies relating to the Shared Collateral. Unless and until the Discharge of ABL Obligations has occurred, the ABL Representative and the ABL Secured Parties shall have the sole and exclusive right, as against the Term Priority Representatives and the Term Priority Debt Parties, subject to the terms set forth in this Section 5.02 and the rights of the Grantors under the ABL Debt Documents, (a) to adjust settlement for any insurance policy covering the ABL Priority Collateral in the event of any loss, theft or destruction thereunder and (b) to approve any award granted in any condemnation or similar proceeding affecting the ABL Priority Collateral. Unless and until the Discharge of Term Priority Debt Obligations has occurred, the Designated Term Priority Representative and the Term Priority Debt Parties shall have the sole and exclusive right, as against the ABL Representative and the ABL Secured Parties, subject to the terms set forth in this Section 5.02 and the rights of the Grantors under the Term Priority Debt Documents, (a) to adjust settlement for any insurance policy covering the Term Priority Collateral in the event of any loss, theft or destruction thereunder and (b) to approve any award granted in any condemnation or similar proceeding affecting the Term Priority Collateral. If any insurance claim includes both ABL Priority Collateral and Term Priority Collateral, the insurer will not settle such claim separately with respect to ABL Priority Collateral and Term Priority Collateral, and if the ABL Representative and the Designated Term Priority Representative are unable after negotiating in good faith to agree on the settlement for such claim, either ABL Representative or the Designated Term Priority Representative may apply to a court of competent jurisdiction to make a determination as to the settlement of such claim, and the court’s determination shall be binding upon the Secured Parties. All proceeds of such insurance shall be remitted to the ABL Representative or the Designated Term Priority Representative, as the case may be, and each of the Term Priority Representatives and ABL Representative shall cooperate (if necessary) in a reasonable manner in effecting the payment of insurance proceeds in accordance with Section 4.01 hereof. Subject to the rights of the Grantors under the applicable Senior Debt Documents, unless and until the Discharge of Senior Obligations has occurred, all proceeds of any such policy and any such award, if in respect of any Senior Collateral, shall be paid (i) first, prior to the occurrence of the Discharge of Senior Obligations, to the Designated Senior Representative for the benefit of Senior Secured Parties pursuant to the terms of such Senior Debt Documents, (ii) second, after the occurrence of the Discharge of Senior Obligations, to the Designated Junior Priority Representative for the benefit of the Junior Priority Debt Parties pursuant to the terms of the applicable Junior Priority Debt Documents and (iii) third, if no Junior Priority Debt Obligations are outstanding (other than unasserted contingent indemnification obligations and expense reimbursement obligations), to the owner of the subject property, such other Person as may be entitled thereto or as a court of competent jurisdiction may otherwise direct. If any Junior Priority Representative or any Junior Priority Debt Party shall, at any time, receive any proceeds of any such insurance policy or any such award prior to the Discharge of Senior Obligations, it shall pay such proceeds over to the Designated Senior Representative in accordance with the terms of Section 4.02 to be applied in accordance with the immediately preceding sentence.

Section 5.03 Amendments to Debt Documents.

(a) The ABL Debt Documents may be amended, restated, amended and restated, supplemented, extended, renewed, replaced, restructured, and/or otherwise modified in accordance with their terms, and the Indebtedness under the ABL Debt Documents may be Refinanced or replaced, in whole or in part, in each case, without the consent of any Term Priority Debt Party, all without affecting the Lien priorities provided for herein and the other provisions hereof; provided, however, that, without the consent of the Designated Term Priority Representative, no such amendment, restatement, amendment and restatement, supplement, extension, renewal, replacement, restructuring or other modification (or successive amendments, restatements, amendment and restatements, supplements, extensions, renewals, replacements, restructurings or other modifications) shall (i) contravene the provisions of this Agreement, (ii) include any obligors under any ABL Debt Document that are not Grantors (unless (x) such obligors become Grantors under the applicable Term Priority Debt Documents substantially concurrently therewith or (y) Designated Term Priority Representative is given a reasonable opportunity of time following its receipt of a written request therefor to include such obligors as Grantors under the applicable Term Priority Debt Documents and Designated Term Priority Representative does not effect the addition of such obligors as Grantors within such time period other than as a result of the failure of the Grantors to cooperate in effecting such addition, (iii) except to the extent such Lien represents a Term Loan Declined Lien, cause the obligations under any ABL Debt Document to be secured by assets that do not constitute Collateral under the Term Priority Debt Documents

(unless such assets become Collateral under the Term Loan Documents concurrently therewith), (iv) shorten the final maturity date thereunder except when an ABL Default exists, (v) (A) add mandatory prepayment provisions that require the prepayment of such Indebtedness with Term Priority Collateral or Proceeds of Term Priority Collateral, whether or not as a result of any sale or disposition of Term Priority Collateral, (B) modify mandatory prepayment provisions included in the ABL Debt Documents as in effect on the date hereof in a manner that would result in the application of a greater amount of Term Priority Collateral or proceeds of Term Priority Collateral to repay the loans under the ABL Debt Documents or (C) in the case of clauses (A) and (B), add or modify any comparable provision in any document in respect of any Refinancing of Indebtedness under the ABL Debt Documents or (vi) directly prohibit or restrict the payment of principal of, interest on, or other amounts payable with respect to the Term Loan Obligations.

(b) The Term Priority Debt Documents may be amended, restated, amended and restated, supplemented, extended, renewed, replaced, restructured, and/or otherwise modified in accordance with their terms, and the Indebtedness under the Term Priority Debt Documents may be Refinanced or replaced, in whole or in part, in each case, without the consent of any ABL Secured Party, all without affecting the Lien priorities provided for herein and the other provisions hereof; provided, however, that, without the consent of the ABL Representative, no such amendment, restatement, amendment and restatement, supplement, extension, renewal, replacement, restructuring or other modification (or successive amendments, restatements, amendment and restatements, supplements, extensions, renewals, replacements, restructurings or other modifications) shall (i) contravene the provisions of this Agreement, (ii) include any obligors under any Term Priority Debt Documents that are not Grantors (unless (x) such obligors become Grantors under the applicable ABL Debt Documents substantially concurrently therewith or (y) ABL Representative is given a reasonable opportunity of time following its receipt of a written request therefor to include such obligors as Grantors under the applicable ABL Debt Documents and ABL Representative does not effect the addition of such obligors as Grantors within such time period other than as a result of the failure of the Grantors to cooperate in effecting such addition, (iii) except to the extent such Lien represents a ABL Declined Lien, cause the obligations under any ABL Debt Document to be secured by assets that do not constitute Collateral under the ABL Debt Documents (unless such assets become Collateral under the ABL Documents concurrently therewith), (iv) shorten the final stated maturity date under the Term Loan Credit Agreement to a date earlier than 180 days after the latest Maturity Date (as defined in the ABL Credit Agreement) as in effect on the date hereof, (v) (A) add mandatory prepayment provisions that require the prepayment of such Indebtedness with ABL Priority Collateral or Proceeds of ABL Priority Collateral, whether or not as a result of any sale or disposition of ABL Priority Collateral, (B) modify mandatory prepayment provisions included in the Term Priority Debt Documents as in effect on the date hereof in a manner that would result in the application of a greater amount of ABL Priority Collateral or proceeds of ABL Priority Collateral to repay the loans under the Term Priority Debt Documents or (C) in the case of clauses (A) and (B), add or modify any comparable provision in any document in respect of any Refinancing of Indebtedness under the Term Priority Debt Documents or (vi) directly prohibit or restrict the payment of principal of, interest on, or other amounts payable with respect to the ABL Obligations.

(c) Each Junior Priority Representative, for itself and on behalf of each Junior Priority Debt Party under its Junior Priority Debt Facility, agrees that each Junior Priority Collateral Document under its Junior Priority Debt Facility executed on or after the date hereof that grants a Lien on any material Shared Collateral shall include the following language (or language to similar effect reasonably approved by the Designated Senior Representative):

“Notwithstanding anything herein to the contrary, (i) the liens and security interests granted to the [ABL Representative][Term Priority Representative] pursuant to this Agreement are expressly subject to the lien priorities set forth in that certain ABL Intercreditor Agreement dated as of [_] [    ], 2020 (as amended, restated, supplemented or otherwise modified from time to time, the “ABL Intercreditor Agreement”), among JPMorgan Chase Bank, N.A., as ABL Representative, Deutsche Bank AG New York Branch, as First Lien Term Collateral Representative, the Company and the Subsidiaries of the Company from time to time party thereto and affiliated entities party thereto and (ii) the exercise of any right or remedy by the [ABL Representative][Term Priority Representative] hereunder is subject to the limitations and provisions of the ABL Intercreditor Agreement. In the event of any conflict between the terms of the ABL Intercreditor Agreement and the terms of this Agreement, the terms of the ABL Intercreditor Agreement shall govern and control.”

(d) In the event that each applicable Senior Representative and/or the Senior Secured Parties enter into any amendment, waiver or consent in respect of any of the Senior Collateral Documents for the purpose of adding to or deleting from, or waiving or consenting to any departures from any provisions of, any Senior Collateral Document or changing in any manner the rights of the Senior Representatives, the Senior Secured Parties, the Company or any other Grantor thereunder (including the release of any Liens in Senior Collateral) in a manner that is applicable to all Senior Facilities, then such amendment, waiver or consent shall apply automatically to any comparable provision of each comparable Junior Priority Collateral Document without the consent of any Junior Priority Representative or any Junior Priority Debt Party and without any action by any Junior Priority Representative, the Company or any other Grantor; provided, however, that (i) no such amendment, waiver or consent shall (A) remove assets subject to the Junior Priority Liens or release any such Liens, except to the extent that such release is permitted or required by Section 5.01(a) and provided that there is a concurrent release of the corresponding Senior Liens or (B) amend, modify or otherwise affect the rights or duties of any Junior Priority Representative in its role as Junior Priority Representative without its prior written consent, (ii) written notice of such amendment, waiver or consent shall have been given to each Junior Priority Representative by the Company within 10 Business Days after the effectiveness of such amendment, waiver or consent; provided that the failure to give such notice shall not affect the effectiveness and validity thereof and (iii) the Grantors shall promptly enter into a comparable written amendment, waiver or consent to such Junior Priority Collateral Document to document such automatic amendment, waiver or consent.

Section 5.04 Rights as Unsecured Creditors. Except as otherwise expressly provided for herein, the Junior Priority Representatives and the Junior Priority Debt Parties may exercise rights and remedies as unsecured creditors against the Company and any other Grantor in accordance with the terms of the Junior Priority Debt Documents and Applicable Law so long as such rights and remedies do not violate any express provision of this Agreement. Nothing in this Agreement shall prohibit the receipt by any Junior Priority Representative or any Junior Priority Debt Party of the required payments of principal, premium, interest, fees and other amounts due under the Junior Priority Debt Documents so long as such receipt is not the direct or indirect result of the exercise by a Junior Priority Representative or any Junior Priority Debt Party of rights or remedies as a secured creditor in respect of Shared Collateral in contravention of this Agreement, or of any other action in contravention of this Agreement. In the event that any Junior Priority Representative or any Junior Priority Debt Party becomes a judgment lien creditor in respect of Shared Collateral as a result of its enforcement of its rights as an unsecured creditor in respect of Junior Priority Debt Obligations, such judgment lien shall be subordinated to the Liens securing Senior Obligations on the same basis as the other Liens securing the Junior Priority Debt Obligations are so subordinated and junior to such Liens securing Senior Obligations under this Agreement. Nothing in this Agreement shall impair or otherwise adversely affect any rights or remedies the Senior Representatives or the Senior Secured Parties may have with respect to the Senior Collateral.

Section 5.05 Gratuitous Bailee for Perfection.

(a) Each Senior Representative acknowledges and agrees that if it shall at any time hold a Lien securing any Senior Obligations on any Shared Collateral that can be perfected by the possession or control of such Shared Collateral or of any account in which such Shared Collateral is held, and if such Shared Collateral or any such account is in fact in the possession or under the control of such Senior Representative, or of agents or bailees of such Person (such Shared Collateral being referred to herein as the “Pledged or Controlled Collateral”), or if it shall any time obtain any landlord waiver or bailee’s letter or any similar agreement or arrangement granting it rights or access to Shared Collateral or if it shall be the registered owner, assignee or lienholder (or other similar designation) on any certificate of title or other notation of liens, the applicable Senior Representative shall also hold such Pledged or Controlled Collateral, or take such actions with respect to such landlord waiver or bailee’s letter or similar agreement or arrangement, as sub-agent or gratuitous bailee for the relevant Junior Priority Representatives, in each case solely for the purpose of perfecting the Liens granted under the relevant Junior Priority Collateral Documents or granting rights or access to any Shared Collateral subject to such bailee’s letter or any similar agreement or arrangement and subject to the terms and conditions of this Section 5.05.

(b) With respect to any Pledged or Controlled Collateral constituting Senior Collateral, except as otherwise specifically provided herein, until the Discharge of Senior Obligations has occurred, the Senior Representatives and the Senior Secured Parties shall be entitled to deal with such Pledged or Controlled Collateral in accordance with the terms of the Senior Debt Documents as if the Liens under the Junior Priority Collateral Documents did not exist. The rights of the Junior Priority Representatives and the Junior Priority Debt Parties with respect to such Pledged or Controlled Collateral shall at all times be subject to the terms of this Agreement.

(c) The Senior Representatives and the Senior Secured Parties shall have no obligation whatsoever to the Junior Priority Representatives or any Junior Priority Debt Party to assure that any of the Pledged or Controlled Collateral is genuine or owned by the Grantors or to protect or preserve rights or benefits of any Person or any rights pertaining to the Shared Collateral, except as expressly set forth in this Section 5.05. The duties or responsibilities of the Senior Representatives under this Section 5.05 shall be limited solely to holding or controlling the Shared Collateral and the related Liens referred to in paragraph (a) of this Section 5.05 as sub-agent and gratuitous bailee for the relevant Junior Priority Representative for purposes of perfecting the Lien held by such Junior Priority Representative.

(d) The Senior Representatives shall not have, by reason of the Junior Priority Collateral Documents or this Agreement, or any other document, a fiduciary relationship in respect of any Junior Priority Representative or any Junior Priority Debt Party, and each Junior Priority Representative, for itself and on behalf of each Junior Priority Debt Party under its Junior Priority Debt Facility, hereby waives and releases the Senior Representatives from all claims and liabilities arising pursuant to the Senior Representatives’ roles under this Section 5.05 as sub-agents and gratuitous bailees with respect to the Shared Collateral.

(e) With respect to any Pledged or Controlled Collateral constituting Senior Collateral, upon the Discharge of Senior Obligations, each applicable Senior Representative shall, at the Grantors’ sole cost and expense and, solely with respect to the Term Priority Debt Parties to the extent not otherwise required to act differently pursuant to the terms of the First Lien Intercreditor Agreements or the Junior Lien Intercreditor Agreements (in each case if then in effect) (unless otherwise prohibited by applicable law, unless any other Person has made a demand therefor and is lawfully entitled thereto, or unless a court of competent jurisdiction otherwise directs), (i) (A) deliver to the Designated Junior Priority Representative, to the extent that it is legally permitted to do so, all such Pledged or Controlled Collateral in its possession, including all proceeds thereof, held or controlled by such Senior Representative or any of its agents or bailees, including the transfer of possession and control, as applicable, of such Pledged or Controlled Collateral, together with any necessary endorsements or notices to depositary banks, securities intermediaries and commodities intermediaries, and assign its rights under any landlord waiver or bailee’s letter or any similar agreement or arrangement granting it rights or access to Shared Collateral or make any necessary notations of liens to effect such transfer, or (B) direct and deliver such Shared Collateral as a court of competent jurisdiction may otherwise direct, (ii) notify any applicable insurance carrier that it is no longer entitled to be a loss payee or additional insured under the insurance policies of any Grantor issued by such insurance carrier and (iii) notify any governmental authority involved in any condemnation or similar proceeding involving any Grantor that the Designated Junior Priority Representative is entitled to approve any awards granted in such proceeding. The Company and the other Grantors shall take such further action as is required to effectuate the transfer contemplated hereby and shall indemnify each Senior Representative for loss or damage suffered by such Senior Representative as a result of such transfer, except for loss or damage suffered by any such Person as a result of its own willful misconduct, gross negligence or bad faith, as determined by a final nonappealable judgment of a court of competent jurisdiction. The Senior Representatives have no obligations to follow instructions from any Junior Priority Representative or any other Junior Priority Debt Party in contravention of this Agreement (as determined in good faith by such Senior Representative).

(f) None of the Senior Representatives nor any of the other Senior Secured Parties shall be required to marshal any present or future collateral security for any obligations of the Company or any Subsidiary to any Senior Representative or any Senior Secured Party under the Senior Debt Documents or any assurance of payment in respect thereof or to any Junior Priority Debt Party, or to resort to such collateral security or other assurances of payment in any particular order, and all of their rights in respect of such collateral security or any assurance of payment in respect thereof shall be cumulative and in addition to all other rights, however existing or arising. Until the Discharge of Senior Obligations, no Junior Priority Debt Party will assert any marshaling, appraisal, valuation or other similar right that may otherwise be available to a junior secured creditor.

(g) Notwithstanding anything to the contrary contained in this Agreement, any obligation of any Agent to make any delivery of Shared Collateral to any other Agent under this Section 5.05 is subject to such Agent’s compliance with any (i) order of any court of competent jurisdiction with respect to such Shared Collateral or (ii) automatic stay imposed in connection with any Insolvency or Liquidation Proceeding.

Section 5.06 When Discharge of Senior Obligations Deemed To Not Have Occurred. If, at any time substantially concurrently with or after the occurrence of the Discharge of Senior Obligations with respect to any Shared Collateral, the Company or any Subsidiary consummates any Refinancing of or incurs any Senior Obligations with respect to such Shared Collateral, then such Discharge of Senior Obligations shall automatically be deemed not to have occurred for all purposes of this Agreement (other than with respect to any actions taken prior to the date of such designation as a result of the occurrence of such first Discharge of Senior Obligations) and the applicable agreement governing such Senior Obligations shall automatically be treated as a Senior Debt Document for all purposes of this Agreement, including for purposes of the Lien priorities and rights in respect of Shared Collateral set forth herein and the agent, representative or trustee for the holders of such Senior Obligations shall be a Senior Representative for all purposes of this Agreement. Upon receipt of notice of such incurrence (including the identity of the new Senior Representative) from the Company and the new Senior Representative under the agreement governing such Senior Obligations, each Junior Priority Representative (including the Designated Junior Priority Representative) shall promptly (a) enter into such documents and agreements (at the expense of the Company), including amendments or supplements to this Agreement, as the Company or such new Senior Representative shall reasonably request in writing in order to provide such new Senior Representative the rights of a Senior Representative contemplated hereby, (b) deliver to such Senior Representative, to the extent that it is legally permitted to do so, all Shared Collateral, including all proceeds thereof, held or controlled by such Junior Priority Representative or any of its agents or bailees, including the transfer of possession and control, as applicable of the Pledged or Controlled Collateral, together with any necessary endorsements and notices to depositary banks, securities intermediaries and commodities intermediaries, and assign its rights under any landlord waiver or bailee’s letter or any similar agreement or arrangement granting it rights or access to Shared Collateral, (c) notify any applicable insurance carrier that it is no longer (and such new Senior Representative is) entitled to be a loss payee or additional insured under the insurance policies of any Grantor issued by such insurance carrier and (d) notify any governmental authority involved in any condemnation or similar proceeding involving a Grantor that the new Senior Representative is entitled to approve any awards granted in such proceeding.

Section 5.07 Purchase Right. Without prejudice to the enforcement of the ABL Secured Parties’ remedies, the ABL Secured Parties agree that following (a) the acceleration of the ABL Obligations in accordance with the terms of the ABL Debt Documents or (b) the commencement of an Insolvency or Liquidation Proceeding (each, a “Purchase Event”), within thirty (30) days of the Purchase Event, one or more of the Term Priority Debt Parties may request, and the ABL Secured Parties hereby offer the Term Priority Debt Parties the option, to purchase all, but not less than all, of the aggregate amount of outstanding ABL Obligations at the time of purchase at, (a) in the case of ABL Obligations other than any ABL Banking Services Obligations or any ABL Swap Agreement Obligations or in connection with undrawn Letters of Credit, par (plus any premium that would be applicable upon prepayment of the ABL Obligations (including as a result of the occurrence of any such Purchase Event) and accrued and unpaid interest, fees and expenses) and (b) in the case of ABL Banking Services Obligations or any ABL Swap Agreement Obligations, an amount equal to the greater of (i) all amounts payable by any Grantor under the terms of the applicable ABL Banking Services Obligations or ABL Swap Agreement Obligations in the event of a termination of the applicable documentation governing such ABL Banking Services Obligations or any ABL Swap Agreement Obligations and (ii) the mark-to-market value of such ABL Swap Agreement Obligations, as determined by the counterparty to the Grantor thereunder with respect to such ABL Swap Agreement Obligations, in each case, in accordance with the terms thereof and in accordance with customary methods for calculating mark-to-market amounts under similar arrangements by such counterparty, in each case, without warranty or representation or recourse (except for representations and warranties required to be made by assigning lenders pursuant to an Assignment and Assumption (as defined in the ABL Credit Agreement)). In the case of any ABL Obligations in respect of Letters of Credit (including reimbursement obligations in connection therewith), simultaneously with the purchase of the other ABL Obligations, the purchasing Term Priority Debt Parties shall provide the ABL Secured Parties who issued such Letters of Credit cash collateral in such amounts (not to exceed 105% thereof) as such ABL Secured Parties determine is reasonably necessary to secure such ABL Secured Parties in connection with any outstanding and undrawn Letters of Credit. If such right is exercised, the parties shall endeavor to close promptly thereafter but in any event shall close within ten (10) Business Days of the request. If one or more of the Term Priority Debt Parties exercise such purchase right, it shall be exercised pursuant to documentation mutually acceptable to each of the ABL Credit Agreement Administrative Agent and the applicable Term Priority Representative, in each case, at no cost or expense of the Grantors or the ABL Secured Parties. If furtherance of the foregoing, the applicable Term Priority Debt Parties agree to reimburse the ABL Agent and the other ABL Secured Parties for any loss, cost, damage, or expense (including reasonable attorneys’ fees and legal expenses) in connection with any commissions, fees, costs, or expenses related to any issued and outstanding Letters of Credit and any checks or other payments provisionally credited to the purchased ABL Obligations, and/or as to which the ABL Agent has not yet received final payment; and agree to indemnify and hold harmless the ABL Secured Parties from and against any loss, liability, claim, damage, or expense (including reasonable fees and expenses of legal counsel) arising out of any claim asserted by a third party in respect of the purchased ABL Debt as a direct result of any acts by any Term Priority Debt Parties occurring after the date of such purchase. If none of the Term Priority Debt Parties exercise such right within thirty (30) days of such Purchase Event or fails to close such purchase within the ten (10)-Business Day period described above, the ABL Secured Parties shall have no further obligations pursuant to this Section 5.07 for such Purchase Event and may take any further actions in their sole discretion in accordance with the ABL Debt Documents and this Agreement. For the avoidance of doubt, such purchase shall not reduce or limit the benefits of the ABL Debt Documents in favor of any ABL Secured Party that expressly survive the assignment of all or any portion of the applicable ABL Obligations by such ABL Secured Party, including, without limitation, any indemnity obligations of the Grantors thereunder. The ABL Credit Agreement Administrative Agent hereby consents to any Assignment and Assumption effectuated to one or more purchasers pursuant to the terms of this Section 5.07 and hereby agrees that no further consent from the ABL Credit Agreement Administrative Agent shall be required.

Section 5.08 Sharing of Information and Access. In the event that the ABL Representative shall, in the exercise of its rights under the ABL Collateral Documents or otherwise, receive possession or control of any books and records of any Grantor which contain information identifying or pertaining to the Term Priority Collateral, the ABL Representative shall, upon request from the Designated Term Priority Representative and promptly thereafter, either make available to the Designated Term Priority Representative such books and records for inspection and duplication or provide to the Designated Term Priority Representative copies thereof. In the event that any Term Priority Representative shall, in the exercise of its rights under the applicable Term Collateral Documents or otherwise, receive possession or control of any books and records of any Grantor which contain information identifying or pertaining to any of the ABL Priority Collateral, such Term Priority Representative shall, upon request from the ABL Representative and promptly thereafter, either make available to the ABL Representative such books and records for inspection and duplication or provide the ABL Representative copies thereof.

Section 5.09 Inspection and Access Rights.

(a) Without limiting any rights the ABL Representative or any other ABL Secured Party may otherwise have under Applicable Law or by agreement, in the event of any liquidation of the ABL Priority Collateral (or any other exercise of any Secured Creditor Remedies by the ABL Representative) and whether or not the Designated Term Priority Representative or any other Term Priority Debt Party has commenced and is continuing to exercise any Secured Creditor Remedies, the ABL Representative or any other Person (including any Grantor) acting with the consent, or on behalf, of the ABL Representative, shall have the right (i) to access ABL Priority Collateral that (A) is stored or located in or on, (B) has become an accession with respect to (within the meaning of Section 9-335 of the Uniform Commercial Code), or (C) has been commingled with (within the meaning of Section 9-336 of the Uniform Commercial Code), Term Priority Collateral and (ii) during the Use Period, shall have the right to use the Term Priority Collateral (including, without limitation, Equipment, Fixtures, Intellectual Property (and in the case of Term Priority Collateral that constitutes Intellectual Property, the Designated Term Priority Representative hereby grants to ABL Agent a non-excusive, irrevocable, fully-paid, and royalty-free license to use such Intellectual Property), General Intangibles and Real Property), each of the foregoing in order to assemble, inspect, copy or download information stored on, take actions to perfect its Lien on, complete a production run of Inventory involving, take possession of, move, prepare and advertise for sale, sell (by public auction, private sale or a “store closing”, “going out of business” or similar sale, whether in bulk, in lots or to customers in the ordinary course of business or otherwise and which sale may include augmented Inventory of the same type sold in any Grantor’s business), store or otherwise deal with the ABL Priority Collateral, in each case without notice to, the involvement of or interference by any Term Priority Debt Party or liability to any Term Priority Debt Party. In the event that any ABL Secured Party has commenced and is continuing the exercise of any Secured Creditor Remedies with respect to any ABL Priority Collateral or any other sale or liquidation of the ABL Priority Collateral has been commenced by a Grantor (with the consent of the ABL Representative), no Term Priority Debt Party may sell, assign or otherwise transfer the related Term Priority Collateral prior to the expiration of the Use Period, unless the purchaser, assignee or transferee thereof agrees to be bound by the provisions of this Section 5.09.

(b) During the period of actual occupation, use and/or control by the ABL Secured Parties and/or the ABL Representative (or their respective employees, agents, advisers and representatives) of any Term Priority Collateral, the ABL Secured Parties and the ABL Representative shall be obligated to repair at their expense any physical damage (but not any diminution in value or ordinary wear and tear) to such Term Priority Collateral resulting from such occupancy, use or control, and to leave such Term Priority Collateral in substantially the same condition as it was at the commencement of such occupancy, use or control, ordinary wear and tear and damage by fire or other casualty or taking by condemnation excepted. Notwithstanding the foregoing, in no event shall the ABL Secured Parties or the ABL Representative have any liability to the Term Priority Debt Parties pursuant to this Section 5.09 as a result of any condition (including any environmental condition, claim or liability) on or with respect to the Term Priority Collateral existing prior to the date of the exercise by the ABL Secured Parties (or the ABL Representative, as the case may be) of their rights under this Section 5.09 and the ABL Secured Parties shall have no duty or liability to maintain the Term Priority Collateral in a condition or manner better than that in which it was maintained prior to the use thereof by the ABL Secured Parties, or for any diminution in the value of the Term Priority Collateral that results from ordinary wear and tear resulting from the use of the Term Priority Collateral by the ABL Secured Parties in the manner and for the time periods specified under this Section 5.09. Without limiting the rights granted in this Section 5.09, the ABL Secured Parties and the ABL Representative shall use commercially reasonable efforts to cooperate with the Term Priority Debt Parties in connection with any efforts made by the Term Priority Debt Parties to sell the Term Priority Collateral.

(c) The ABL Representative and the ABL Secured Parties shall not be obligated to pay any amounts to the Designated Term Priority Representative or any other Term Priority Debt Parties (or any person claiming by, through or under the Term Priority Debt Parties, including any purchaser of the Term Priority Collateral) or to the Grantors, for or in respect of the use by the ABL Representative and the ABL Secured Parties of the Term Priority Collateral.

(d) The ABL Secured Parties shall use the Term Priority Collateral in accordance with Applicable Laws.

(e) The Designated Term Priority Representative and the Term Priority Debt Parties shall use commercially reasonable efforts to not hinder or obstruct the ABL Representative and the other ABL Secured Parties from exercising the rights described in this Section 5.09.

(f) Subject to the terms hereof, the Term Priority Representatives may advertise and conduct public auctions or private sales of the Term Priority Collateral without notice (except as required by Applicable Law) to any ABL Secured Party, the involvement of or interference by any ABL Secured Party or liability to any ABL Secured Party as long as, in the case of an actual sale, the respective purchaser assumes and agrees to the obligations of the Term Priority Representatives and the other Term Priority Debt Parties under this Section 5.09.

Section 5.10 Tracing of and Priorities in Proceeds. The ABL Representative, for itself and on behalf of the ABL Secured Parties, and each Term Priority Representative, for itself and on behalf of the Term Priority Debt Parties represented by it, further agree that prior to an issuance of any notice of exercise of any Secured Creditor Remedies by such Secured Party (unless a bankruptcy or insolvency Event of Default then exists), any proceeds of Shared Collateral, whether or not deposited under control agreements, which are used by any Grantor to acquire other property which is Collateral shall not be treated as Proceeds of Collateral for purposes of determining the relative priorities in the Shared Collateral which was so acquired. In addition, unless and until the Discharge of ABL Obligations has occurred, the Term Priority Representatives and the Term Priority Debt Parties each hereby consents to the application, prior to the receipt by the ABL Representative of an Enforcement Notice issued by the Designated Term Priority Representative (unless an Insolvency or Liquidation Proceeding then exists), of cash Proceeds of Term Priority Collateral deposited in accounts subject to control agreements (other than any Term Priority Account) to the repayment of ABL Obligations pursuant to the ABL Debt Documents, and agrees that such Proceeds of Term Priority Collateral shall constitute ABL Priority Collateral. In addition, unless and until the Discharge of ABL Obligations has occurred, the Term Priority Representatives and the Term Priority Debt Parties each hereby consents to the application, prior to the receipt by the ABL Representative of an Enforcement Notice issued by the Designated Term Priority Representative, of cash Proceeds of Term Priority Collateral deposited in accounts subject to control agreements (other than any Term Priority Account) to the repayment of ABL Obligations pursuant to the ABL Debt Documents, and agrees that such Proceeds of Term Priority Collateral shall constitute ABL Priority Collateral.

ARTICLE VI

INSOLVENCY OR LIQUIDATION PROCEEDINGS.

Section 6.01 Financing Issues.

(a) Until the Discharge of ABL Obligations has occurred, if the Company or any other Grantor shall be subject to any Insolvency or Liquidation Proceeding and the ABL Representative or any ABL Secured Party shall desire to consent (or not object) to the use of ABL Priority Collateral (including, for the avoidance of doubt, cash collateral that is ABL Priority Collateral) or to consent (or not object) to the Company’s or any other Grantor’s obtaining financing under Section 363 or Section 364 of the Bankruptcy Code or any similar provision of any other Bankruptcy Law (including, for the avoidance of doubt, any such financing that Refinances in whole or in part the ABL Obligations pursuant to a “rollup” or “roll-over”) secured by ABL Priority Collateral (“ABL Priority DIP Financing”), then each Term Priority Representative, for itself and on behalf of each Term Priority Debt Party under its Term Priority Debt Facility, agrees that it will consent to and raise no objection (and will not support any objection) on any basis, including, without limitation, on the grounds that such ABL Priority DIP Financing or the terms of any order governing the use of ABL Priority Collateral, as applicable, does not provide “adequate protection” and will not otherwise contest (or support any other Person contesting) (i) such use of such ABL Priority Collateral, unless the ABL Representative shall oppose or object to such use of such ABL Priority Collateral (in which case, no Term Priority Representative nor any other Term Priority Debt Party shall seek any relief in connection therewith that is inconsistent with the relief being sought by the ABL Secured Parties); (ii) such ABL Priority

DIP Financing, unless the ABL Representative shall oppose or object to such ABL Priority DIP Financing; provided that the foregoing shall not prevent the Term Priority Debt Parties from proposing any other DIP Financing to any Grantors or to a court of competent jurisdiction, and, except to the extent expressly permitted by the proviso in clause (ii) of Section 3.01(a) and Section 6.03, will not request adequate protection or any other relief in connection therewith and, to the extent the Liens on the ABL Priority Collateral securing any ABL Obligations are subordinated or pari passu with such ABL Priority DIP Financing, will subordinate (and will be deemed hereunder to have subordinated) its Liens in the ABL Priority Collateral securing the Term Priority Debt Obligations to (x) the Liens securing such ABL Priority DIP Financing (and all obligations relating thereto) on the same basis as the Liens on the ABL Priority Collateral securing the Term Priority Debt Obligations are so subordinated to the Liens on the ABL Priority Collateral securing ABL Obligations under this Agreement, (y) any adequate protection Liens on ABL Priority Collateral provided to the ABL Secured Parties, and (z) any “carve-out” for court-approved professional and United States Trustee fees agreed to by the ABL Representative; (iii) any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement in respect of ABL Obligations or the ABL Priority Collateral made by the ABL Representative or any other ABL Secured Party; (iv) any exercise by any ABL Secured Party of the right to credit bid ABL Obligations at any sale in foreclosure of ABL Priority Collateral under Section 363(k) of the Bankruptcy Code or other Applicable Law; (v) any other request for judicial relief made in any court by any ABL Secured Party relating to the lawful enforcement of any Lien on ABL Priority Collateral; or (vi) any order relating to a sale or other disposition of any ABL Priority Collateral of any Grantor to which the ABL Representative has consented or not objected that provides, to the extent such sale or other disposition is to be free and clear of Liens, that the Liens securing the ABL Obligations and the Term Priority Debt Obligations will attach to the proceeds of the sale on the same basis of priority as the Liens on the ABL Priority Collateral securing the ABL Obligations rank to the Liens on the ABL Priority Collateral securing the Term Priority Debt Obligations pursuant to this Agreement (without limiting the foregoing, each Term Priority Representative, for itself and on behalf of each Term Priority Debt Party under its Term Priority Debt Facility, agrees that it may not raise any objections based on rights afforded by Sections 363(e) and (f) of the Bankruptcy Code to secured creditors (or any comparable provisions of any other Bankruptcy Law) with respect to the Liens granted to such person in respect of such assets); provided that the Term Priority Debt Parties are not deemed to have waived any rights to credit bid on the ABL Priority Collateral in any such sale or disposition in accordance with Section 363(k) of the Bankruptcy Code (or any similar provision under any other applicable Bankruptcy Law), so long as any such credit bid provides for the payment in full in cash of the ABL Obligations upon consummation thereof. Each Term Priority Representative, for itself and on behalf of each Term Priority Debt Party under its Term Priority Debt Facility, agrees that notice received at least two Business Days prior to the entry of an order approving such usage of cash or other collateral or approving such ABL Priority DIP Financing shall be adequate notice.

(b) Until the Discharge of Term Priority Debt Obligations has occurred, if the Company or any other Grantor shall be subject to any Insolvency or Liquidation Proceeding and any Term Priority Representative or any Term Priority Debt Party shall desire to consent (or not object) to the use of Term Priority Collateral (including, for the avoidance of doubt, cash collateral that is Term Priority Collateral) or to consent (or not object) to the Company’s or any other Grantor’s obtaining financing under Section 363 or Section 364 of the Bankruptcy Code or any similar provision of any other Bankruptcy Law (including, for the avoidance of doubt, any such financing that Refinances in whole or in part the Term Priority Debt Obligations pursuant to a “rollup” or “roll-over”) secured by Term Priority Collateral (“Term Priority DIP Financing”), then the ABL Representative, for itself and on behalf of each ABL Secured Party under the ABL Facility, agrees that it will consent to and raise no objection (and will not support any objection) on any basis, including, without limitation, on the grounds that such Term Priority DIP Financing or the terms of any order governing the use of Term Priority Collateral, as applicable, does not provide “adequate protection” and will not otherwise contest (or support any other Person contesting) (i) such use of such Term Priority Collateral, unless the Designated Term Priority Representative shall oppose or object to such use of such Term Priority Collateral (in which case, neither the ABL Representative or any other ABL Secured Party shall seek any relief in connection therewith that is inconsistent with the relief being sought by the Term Priority Debt Parties); (ii) such Term Priority DIP Financing, unless the Designated Term Priority Representative shall oppose or object to such Term Priority DIP Financing; provided that the foregoing shall not prevent the ABL Secured Parties from proposing any other DIP Financing to any Grantors or to a court of competent jurisdiction, and, except to the extent expressly permitted by the proviso in clause (ii) of Section 3.01(a) and Section 6.03, will not request adequate protection or any other relief in connection therewith and, to the extent the Liens on the Term Priority Collateral securing any Term Priority Debt Obligations are subordinated or pari passu with such Term Priority DIP Financing, will subordinate (and will be deemed hereunder to have subordinated) its Liens in the Term Priority Collateral securing the ABL Obligations to (x) the Liens securing such Term Priority DIP Financing (and all obligations relating thereto) on the same basis as the Liens on the Term Priority Collateral securing the ABL Obligations are so subordinated to the Liens on the Term Priority Collateral securing Term Priority Debt Obligations under this Agreement, (y) any adequate protection Liens on Term Priority Collateral provided to the Term Priority Debt Parties, and (z) any “carve-out” for court-approved professional and United States Trustee fees agreed to by the Term Priority Representatives; (iii) any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement in respect of Term Priority Debt Obligations or the Term Priority Collateral made by any Term Priority Representative or any other Term Priority Debt Party; (iv) any exercise by any Term Priority Debt Party of the right to credit bid Term Priority Debt Obligations at any sale in foreclosure of Term Priority Collateral under Section 363(k) of the Bankruptcy Code or other Applicable Law; (v) any other request for judicial relief made in any court by any Term Priority Debt Party relating to the lawful enforcement of any Lien on Term Priority Collateral; or (vi) any order relating to a sale or other disposition of any Term Priority Collateral of any Grantor to which any Term Priority Representative has consented or not objected that provides, to the extent such sale or other disposition is to be free and clear of Liens, that the Liens securing the Term Priority Debt Obligations and the ABL Obligations will attach to the proceeds of the sale on the same basis of priority as the Liens on the Term Priority Collateral securing the Term Priority Debt Obligations rank to the Liens on the Term Priority Collateral securing the ABL Obligations pursuant to this Agreement (without limiting the foregoing, the ABL Representative, for itself and on behalf of the ABL Secured Parties under the ABL Facility, agrees that it may not raise any objections based on rights afforded by Sections 363(e) and (f) of the Bankruptcy Code to secured creditors (or any comparable provisions of any other Bankruptcy Law) with respect to the Liens granted to such person in respect of such assets); provided that the ABL Secured Parties are not deemed to have waived any rights to credit bid on the Term Priority Collateral in any such sale or disposition in accordance with Section 363(k) of the Bankruptcy Code (or any similar provision under any other applicable Bankruptcy Law), so long as any such credit bid provides for the payment in full in cash of the Term Priority Debt Obligations upon consummation thereof. The ABL Representative, for itself and on behalf of the ABL Secured Parties under the ABL Facility, agrees that notice received at least two Business Days prior to the entry of an order approving such usage of cash or other collateral or approving such Term Priority DIP Financing shall be adequate notice.

Section 6.02 Relief from the Automatic Stay. Until the Discharge of ABL Obligations has occurred, each Term Priority Representative, on behalf of itself and the Term Priority Debt Parties represented by it, agrees not to seek (or support any other Person seeking) relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of any portion of the ABL Priority Collateral without the ABL Representative’s express written consent nor oppose any relief from the automatic stay or other stay in any Insolvency or Liquidation Proceeding sought by the ABL Agent in respect of the ABL Priority Collateral. Until the Discharge of Term Priority Debt Obligations has occurred, the ABL Representative, on behalf of itself and the ABL Secured Parties, agrees not to seek (or support any other Person seeking) relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of any portion of the Term Priority Collateral without the Designated Term Priority Representative’s express written consent nor oppose any relief from the automatic stay or other stay in any Insolvency or Liquidation Proceeding sought by the Designated Term Priority Representative in respect of the Tern Loan Priority Collateral.

Section 6.03 Adequate Protection.

(a) Each Term Priority Representative, for itself and on behalf of each Term Priority Debt Party under its Term Priority Debt Facility, agrees that none of them shall (i) object to, contest or support any other Person objecting to or contesting (A) any request by the ABL Representative or any ABL Secured Party for adequate protection in any form, (B) any objection by the ABL Representative or any ABL Secured Party to any motion, relief, action or proceeding based on the ABL Representative’s or ABL Secured Party’s claiming a lack of adequate protection or (C) the payment of interest, fees, expenses or other amounts of the ABL Representative or any other ABL Secured Party as adequate protection or otherwise under Section 506(b) of the Bankruptcy Code or any similar provision of any other Bankruptcy Law or (ii) assert or support any claim for costs or expenses of preserving or disposing of any Collateral under Section 506(c) of the Bankruptcy Code or any similar provision of any other Bankruptcy Law. Notwithstanding anything contained in this Section 6.03 or in Section 6.01, in any Insolvency or Liquidation Proceeding, (i) if the ABL Secured Parties (or any subset thereof) are granted adequate protection in the form of additional or replacement collateral or superpriority claims in connection with any DIP Financing or use of cash collateral under Section 363 or 364 of the Bankruptcy Code or any similar provision of any other Bankruptcy Law, then each Term Priority Representative, for itself and on behalf of each Term Priority Debt Party under its Term Priority Debt Facility, may seek or request adequate protection in the form of a Lien on such additional or replacement collateral and/or a superpriority claim (as applicable), which (A) Lien is subordinated to the Liens on the ABL Priority Collateral securing all ABL Obligations and all adequate protection Liens granted to the ABL Secured Parties, on the same basis as the other Liens on the ABL Priority Collateral securing the Term Priority Debt Obligations are so subordinated to the Liens on the ABL Priority Collateral securing ABL Obligations under this Agreement and/or (B) superpriority claim is subordinated to all superpriority claims of the ABL Secured Parties on the same basis as the other claims of the Term Priority Debt Parties are so subordinated to the claims of the ABL Secured Parties under this Agreement; provided that each Term Priority Debt Party shall have irrevocably agreed, pursuant to Section 1129(a)(9) of the Bankruptcy Code in any stipulation and/or order granting such adequate protection, that such junior superpriority claims may be paid under any plan of reorganization in any combination of cash, debt, equity or other property having a value on the effective date of such plan equal to the allowed amount of such claims, (ii) in the event any Term Priority Representatives, for themselves and on behalf of the Term Priority Debt Parties under their Term Priority Debt Facilities, are granted adequate protection (in each instance, to the extent such grant is otherwise permissible under the terms and conditions of this Agreement) in the form of a Lien on additional or replacement collateral constituting ABL Priority Collateral, then such Term Priority Representatives, for themselves and on behalf of each Term Priority Debt Party under their Term Priority Debt Facilities, agree that the ABL Representative shall also be granted a senior Lien on such additional or replacement collateral as adequate protection and security for the ABL Obligations and that any Lien on such additional or replacement collateral securing and granted as adequate protection with respect to the Term Priority Debt Obligations shall be subordinated to the Liens on such collateral securing the ABL Obligations and any other Liens on ABL Priority Collateral granted to the ABL Secured Parties as adequate protection on the same basis as the other Liens on the ABL Priority Collateral securing the Term Priority Debt Obligations are so subordinated to such Liens securing ABL Obligations under this Agreement (and, to the extent the ABL Secured Parties are not granted such adequate protection in such form, any amounts recovered by or distributed to any Term Priority Debt Party pursuant to or as a result of any such Lien on such additional or replacement collateral so granted to the Term Priority Debt Parties shall be subject to Section 4.02), and/or (iii) in the event any Term Priority Representatives, for themselves and on behalf of the Term Priority Debt Parties under their Term Priority Debt Facilities, are granted adequate protection (in each instance, to the extent such grant is otherwise permissible under the terms and conditions of this Agreement) in the form of a superpriority claim in respect of ABL Priority Collateral, then such Term Priority Representatives, for themselves and on behalf of each Term Priority Debt Party under their Term Priority Debt Facilities, agree that each ABL Representative shall also be granted adequate protection in the form of a superpriority claim in respect of ABL Priority Collateral, which superpriority claim shall be senior to the superpriority claim of the Term Priority Debt Parties on the same basis as the other Liens on the ABL Priority Collateral securing the ABL Obligations are so senior to such Liens securing Term Priority Debt Obligations under this Agreement (and, to the extent the ABL Secured Parties are not granted such adequate protection in such form, any amounts recovered by or distributed to any Term Priority Debt Party pursuant to or as a result of any such superpriority claim so granted to the Term Priority Debt Parties shall be subject to Section 4.02). Without limiting the generality of the foregoing, to the extent that the ABL Secured Parties are granted adequate protection in respect of ABL Priority Collateral in the form of payments in the amount of current post-petition fees and expenses (including, without limitation, professional and advisors’ fees contemplated by the ABL Debt Documents), then each Term Priority Representatives, for themselves and on behalf of each Term Priority Debt Party under their Term Priority Debt Facilities, shall not be prohibited from seeking and accepting adequate protection in the form of payments in the amount of current post-petition incurred fees and expenses (as applicable), subject to the right of the ABL Secured Parties to object to the reasonableness of the amounts of fees and expenses so sought by the Term Priority Debt Parties.

(b) The ABL Representative, for itself and on behalf of the ABL Secured Parties under the ABL Facility, agrees that none of them shall (i) object to, contest or support any other Person objecting to or contesting (A) any request by any Term Priority Representative or any Term Priority Debt Party for adequate protection in any form, (B) any objection by any Term Priority Representative or any Term Priority Debt Party to any motion, relief, action or proceeding based on any Term Priority Representative’s or Term Priority Debt Party’s claiming a lack of adequate protection or (C) the payment of interest, fees, expenses or other amounts of any Term Priority Representative or any other Term Priority Debt Party as adequate protection or otherwise under Section 506(b) of the Bankruptcy Code or any similar provision of any other Bankruptcy Law or (ii) assert or support any claim for costs or expenses of preserving or disposing of any Collateral under Section 506(c) of the Bankruptcy Code or any similar provision of any other Bankruptcy Law. Notwithstanding anything contained in this Section 6.03 or in Section 6.01, in any Insolvency or Liquidation Proceeding, (i) if the Term Priority Debt Parties (or any subset thereof) are granted adequate protection in the form of additional or replacement collateral or superpriority claims in connection with any DIP Financing or use of cash collateral under Section 363 or 364 of the Bankruptcy Code or any similar provision of any other Bankruptcy Law, then the ABL Representative, for itself and on behalf of the ABL Secured Parties under the ABL Facility, may seek or request adequate protection in the form of a Lien on such additional or replacement collateral and/or a superpriority claim (as applicable), which (A) Lien is subordinated to the Liens on the Term Priority Collateral securing all Term Priority Debt Obligations and all adequate protection Liens granted to the Term Priority Debt Parties, on the same basis as the other Liens on the Term Priority Collateral securing the ABL Obligations are so subordinated to the Liens on the Term Priority Collateral securing Term Priority Debt Obligations under this Agreement and/or (B) superpriority claim is subordinated to all superpriority claims of the Term Priority Debt Parties on the same basis as the other claims of the ABL Secured Parties are so subordinated to the claims of the Term Priority Debt Parties under this Agreement; provided that each ABL Secured Party shall have irrevocably agreed, pursuant to Section 1129(a)(9) of the Bankruptcy Code in any stipulation and/or order granting such adequate protection, that such junior superpriority claims may be paid under any plan of reorganization in any combination of cash, debt, equity or other property having a value on the effective date of such plan equal to the allowed amount of such claims, (ii) in the event the ABL Representative, for itself and on behalf of the ABL Secured Parties under the ABL Facility, is granted adequate protection (in each instance, to the extent such grant is otherwise permissible under the terms and conditions of this Agreement) in the form of a Lien on additional or replacement collateral constituting Term Priority Collateral, then the ABL Representative, for itself and on behalf of the ABL Secured Parties under their ABL Facility, agree that the Designated Term Priority Representative shall also be granted a senior Lien on such additional or replacement collateral as adequate protection and security for the Term Priority Debt Obligations and that any Lien on such additional or replacement collateral securing and granted as adequate protection with respect to the ABL Obligations shall be subordinated to the Liens on such collateral securing the Term Priority Debt Obligations and any other Liens on Term Priority Collateral granted to the Term Priority Debt Parties as adequate protection on the same basis as the other Liens on the Term Priority Collateral securing the ABL Obligations are so subordinated to such Liens securing Term Priority Debt Obligations under this Agreement (and, to the extent the Term Priority Debt Parties are not granted such adequate protection in such form, any amounts recovered by or distributed to any ABL Secured Party pursuant to or as a result of any such Lien on such additional or replacement collateral so granted to the ABL Secured Parties shall be subject to Section 4.02), and/or (iii) in the event the ABL Representative, for itself and on behalf of the ABL Secured Parties under the ABL Facility, is granted adequate protection (in each instance, to the extent such grant is otherwise permissible under the terms and conditions of this Agreement) in the form of a superpriority claim in respect of Term Priority Collateral, then the ABL Representative, for itself and on behalf of the ABL Secured Parties under ABL Facility, agree that the Designated Term Priority Representative shall also be granted adequate protection in the form of a superpriority claim in respect of Term Priority Collateral, which superpriority claim shall be senior to the superpriority claim of the ABL Secured Parties on the same basis as the other Liens on the Term Priority Collateral securing the Term Priority Debt Obligations are so senior to such Liens securing ABL Obligations under this Agreement (and, to the extent the Term Priority Debt Parties are not granted such adequate protection in such form, any amounts recovered by or distributed to any ABL Secured Party pursuant to or as a result of any such superpriority claim so granted to the ABL Secured Parties shall be subject to Section 4.02). Without limiting the generality of the foregoing, to the extent that the Term Priority Debt Parties are granted adequate protection in respect of Term Priority Collateral in the form of payments in the amount of current post-petition fees and expenses (including, without limitation, professional and advisors’ fees contemplated by the Term Priority Debt Documents), then the ABL Representative, for itself and on behalf of the ABL Secured Parties under the ABL Facility, shall not be prohibited from seeking and accepting adequate protection in the form of payments in the amount of current post-petition incurred fees and expenses (as applicable), subject to the right of the Term Priority Debt Parties to object to the reasonableness of the amounts of fees and expenses so sought by the ABL Secured Parties.

Section 6.04 Preference Issues. If any Senior Secured Party is required in any Insolvency or Liquidation Proceeding or otherwise to disgorge, turn over or otherwise pay any amount to the estate of the Company or any other Grantor (or any trustee, receiver or similar Person therefor), because the payment of such amount was declared to be fraudulent or preferential in any respect or for any other reason, any amount (any such amount, a “Recovery”), then the applicable Senior Obligations shall be reinstated to the extent of such Recovery and deemed to be outstanding as if such payment had not occurred and the Senior Secured Parties shall be entitled to the benefits of this Agreement until a Discharge of Senior Obligations with respect to all such recovered amounts. If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto. Each Junior Priority Representative, for itself and on behalf of each Junior Priority Debt Party under its Junior Priority Debt Facility, hereby agrees that none of them shall be entitled to benefit from any avoidance action affecting or otherwise relating to any distribution or allocation made in accordance with this Agreement, whether by preference or otherwise, it being understood and agreed that the benefit of such avoidance action otherwise allocable to them shall instead be allocated and turned over for application in accordance with the priorities set forth in this Agreement.

Section 6.05 Separate Grants of Security and Separate Classifications. The ABL Representative, for itself and on behalf of each ABL Secured Party under the ABL Facility, and each Term Priority Representative, for itself and on behalf of each Term Priority Debt Party under its Term Priority Debt Facility, acknowledges and agrees that (a) the grants of Liens pursuant to the ABL Collateral Documents and the Term Collateral Documents constitute separate and distinct grants of Liens and (b) because of, among other things, their differing rights in the Shared

Collateral, the ABL Obligations with respect to any Shared Collateral are fundamentally different from the Term Priority Debt Obligations with respect to such Shared Collateral, and, in each case, must be separately classified in any Plan of Reorganization proposed, confirmed, or adopted in an Insolvency or Liquidation Proceeding. To further effectuate the intent of the parties as provided in the immediately preceding sentence, (x) if it is held that any claims of the ABL Secured Parties and the Term Priority Debt Parties in respect of any Shared Collateral constitute a single class of claims (rather than separate classes of senior and junior secured claims), then each Term Priority Representative, for itself and on behalf of each Term Priority Debt Party under its Term Priority Debt Facility, hereby acknowledges and agrees that all distributions from such Shared Collateral constituting ABL Priority Collateral shall be made as if there were separate classes of senior and junior secured claims against the Grantors in respect of such ABL Priority Collateral, with the effect being that, to the extent that the aggregate value of such ABL Priority Collateral is sufficient (for this purpose ignoring all claims held by the Term Priority Debt Parties), the ABL Secured Parties shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest, fees, and expenses, and other claims, all amounts owing in respect of post-petition interest, fees, and expenses (whether or not allowed or allowable in any such Insolvency or Liquidation Proceeding) before any distribution from such ABL Priority Collateral is made in respect of the Term Priority Debt Obligations, and each Term Priority Representative, for itself and on behalf of each Term Priority Debt Party under its Term Priority Debt Facility, hereby acknowledges and agrees to turn over to the ABL Representative amounts otherwise received or receivable by them from such ABL Priority Collateral to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the Term Priority Debt Parties and (y) if it is held that any claims of the ABL Secured Parties and the Term Priority Debt Parties in respect of any Shared Collateral constitute a single class of claims (rather than separate classes of senior and junior secured claims), then the ABL Representative, for itself and on behalf of each ABL Secured Party under the ABL Facility, hereby acknowledges and agrees that all distributions from such Shared Collateral constituting Term Priority Collateral shall be made as if there were separate classes of senior and junior secured claims against the Grantors in respect of such Term Priority Collateral, with the effect being that, to the extent that the aggregate value of such Term Priority Collateral is sufficient (for this purpose ignoring all claims held by the ABL Secured Parties), the Term Priority Debt Parties shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest, fees, and expenses, and other claims, all amounts owing in respect of post-petition interest, fees, and expenses (whether or not allowed or allowable in any such Insolvency or Liquidation Proceeding) before any distribution from such Term Priority Collateral is made in respect of the ABL Obligations, and the ABL Representative, for itself and on behalf of each ABL Secured Party under the ABL Facility, hereby acknowledges and agrees to turn over to the Designated Term Priority Representative amounts otherwise received or receivable by them from such Term Priority Collateral to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the ABL Secured Parties.

Section 6.06 No Waivers of Rights of Senior Secured Parties. Nothing contained herein shall, except as expressly provided herein, prohibit or in any way limit any Senior Representative or any other Senior Secured Party from objecting in any Insolvency or Liquidation Proceeding or otherwise to any action taken by any Junior Priority Debt Party with respect to any Shared Collateral on which such Junior Priority Debt Party holds a Junior Priority Lien, including the seeking by any Junior Priority Debt Party of adequate protection or the assertion by any Junior Priority Debt Party of any of its rights and remedies under the Junior Priority Debt Documents or otherwise.

Section 6.07 Application. This Agreement, which the parties hereto expressly acknowledge is a “subordination agreement” under Section 510(a) of the Bankruptcy Code or any similar provision of any other Bankruptcy Law, shall be effective before, during and after the commencement of any Insolvency or Liquidation Proceeding. The relative rights as to the Shared Collateral and proceeds thereof shall continue after the commencement of any Insolvency or Liquidation Proceeding on the same basis as prior to the date of the petition therefor, subject to any court order approving the financing of, or use of cash collateral by, any Grantor. All references herein to any Grantor shall include such Grantor as a debtor-in-possession and any receiver or trustee for such Grantor.

Section 6.08 Other Matters. To the extent that any Junior Priority Representative or any Junior Priority Debt Party has or acquires rights under Section 363 or Section 364 of the Bankruptcy Code or any similar provision of any other Bankruptcy Law with respect to any of the Shared Collateral on which it holds a Junior Priority Lien, such Junior Priority Representative, on behalf of itself and each Junior Priority Debt Party under its Junior Priority Debt Facility, or such Junior Priority Debt Party agrees not to assert any such rights without the prior written consent of each Senior Representative, provided that if requested by any Senior Representative, such Junior Priority Representative shall timely exercise such rights in the manner requested by the Senior Representatives (acting unanimously), including any rights to payments in respect of such rights.

Section 6.09 506(c) Claims. Until the Discharge of Senior Obligations has occurred, each Junior Priority Representative, on behalf of itself and each Junior Priority Debt Party under its Junior Priority Debt Facility, agrees that it will not assert or enforce any claim under Section 506(c) of the Bankruptcy Code or any similar provision of any other Bankruptcy Law senior to or on a pari passu basis with the Liens securing the Senior Obligations for costs or expenses of preserving or disposing of any Shared Collateral on which it holds a Junior Priority Lien.

Section 6.10 Reorganization Securities.

(a) If, in any Insolvency or Liquidation Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed or reinstated (in whole or in part), pursuant to a Plan of Reorganization, on account of both the ABL Obligations and the Term Priority Debt Obligations, then, to the extent the debt obligations distributed or reinstated on account of the ABL Obligations and on account of the Term Priority Debt Obligations are secured by Liens upon the same assets or property, the provisions of this Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

(b) No Junior Priority Debt Party (whether in the capacity of a secured creditor or an unsecured creditor) shall propose, vote in favor of, or otherwise directly or indirectly support any Plan of Reorganization that is inconsistent with the priorities or other provisions of this Agreement, other than with the prior written consent of the Designated Senior Representative or to the extent any such plan (i) pays off, in cash, in full, the Senior Obligations (other than unasserted contingent indemnification obligations and expense reimbursement obligations) or (ii) is proposed or supported by the number of Senior Secured Parties required under Section 1126(c) of the Bankruptcy Code.

Section 6.11 Section 1111(b) of the Bankruptcy Code. Each Junior Priority Representative, for itself and on behalf of each Junior Priority Debt Party under its Junior Priority Debt Facility, shall not object to, oppose, support any objection, or take any other action to impede, the right of any Senior Secured Party to make an election under Section 1111(b)(2) of the Bankruptcy Code (or any similar provision of any other Bankruptcy Law) with respect to any Shared Collateral on which such Junior Priority Representative holds a Junior Priority Lien. Each Junior Priority Representative, for itself and on behalf of each Junior Priority Debt Party under its Junior Priority Debt Facility, waives any claim it may hereafter have against any senior claimholder arising out of the election by any Senior Secured Party of the application of Section 1111(b)(2) of the Bankruptcy Code (or any similar provision of any other Bankruptcy Law) and/or out of any cash collateral or financing arrangement or out of any grant of a security interest in connection with any such Shared Collateral in any Insolvency or Liquidation Proceeding with respect to any Grantor.

Section 6.12 Post-Petition Interest.

(a) None of the Junior Priority Representatives or any other Junior Priority Debt Party shall oppose or seek to challenge any claim by any Senior Representative or any other Senior Secured Party for allowance in any Insolvency or Liquidation Proceeding of Senior Obligations consisting of claims for post-petition interest, fees, or expenses, under Section 506(b) of the Bankruptcy Code or otherwise to the extent attributable to the Senior Collateral for such Senior Representative or Senior Secured Party (for this purpose ignoring all claims held by the Junior Priority Debt Parties).

(b) None of the Senior Representatives or any or other Senior Secured Party shall oppose or seek to challenge any claim by the Junior Priority Representative or any other Junior Priority Debt Party for allowance in any Insolvency or Liquidation Proceeding of Junior Priority Debt Obligations consisting of claims for post-petition interest, fees, or expenses, under Section 506(b) of the Bankruptcy Code or otherwise to the extent attributable to the Junior Priority Collateral of such Junior Priority Representative, to the extent of the value of the Lien of the Junior Priority Representative on behalf of the Junior Priority Debt Parties on such Junior Priority Collateral (after taking into account value of the Senior Obligations); provided, however, to the extent that any such payments are later recharacterized as payments of principal by the applicable bankruptcy court, such payments shall, upon such recharacterization, be turned over to the Senior Secured Parties and applied to the Senior Obligations in accordance with Section 4.01.

ARTICLE VII

RELIANCE; ETC.

Section 7.01 Reliance. All loans and other extensions of credit made or deemed made and Letters of Credit issued prior to, on and after the date hereof by the Senior Secured Parties to the Company or any Subsidiary shall be deemed to have been given and made in reliance upon this Agreement. Each Junior Priority Representative, on behalf of itself and each Junior Priority Debt Party under its Junior Priority Debt Facility, acknowledges that it and such Junior Priority Debt Parties have, independently and without reliance on any Senior Representative or other Senior Secured Party, and based on documents and information deemed by them appropriate, made their own credit analysis and decision to enter into the Junior Priority Debt Documents to which they are party or by which they are bound, this Agreement and the transactions contemplated hereby and thereby, and they will continue to make their own credit decisions in taking or not taking any action under the Junior Priority Debt Documents or this Agreement.

Section 7.02 No Warranties or Liability. Each Junior Priority Representative, on behalf of itself and each Junior Priority Debt Party under its Junior Priority Debt Facility, acknowledges and agrees that neither any Senior Representative nor any other Senior Secured Party has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectability or enforceability of any of the Senior Debt Documents, the ownership of any Shared Collateral or the perfection or priority of any Liens thereon. The Senior Secured Parties will be entitled to manage and supervise their respective loans and extensions of credit under the Senior Debt Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate, and the Senior Secured Parties may manage their loans and extensions of credit without regard to any rights or interests that the Junior Priority Representatives and the Junior Priority Debt Parties have in the Shared Collateral or otherwise, except as otherwise provided in this Agreement. Neither any Senior Representative nor any other Senior Secured Party shall have any duty to any Junior Priority Representative or Junior Priority Debt Party to act or refrain from acting in a manner that allows, or results in, the occurrence or continuance of an event of default or default under any agreement with the Company or any Subsidiary (including the Junior Priority Debt Documents), regardless of any knowledge thereof that they may have or be charged with. Except as expressly set forth in this Agreement, the Senior Representatives, the Senior Secured Parties, the Junior Priority Representatives and the Junior Priority Debt Parties have not otherwise made to each other, nor do they hereby make to each other, any warranties, express or implied, nor do they assume any liability to each other with respect to (a) the enforceability, validity, value or collectability of any of the Senior Obligations, the Junior Priority Debt Obligations or any guarantee or security which may have been granted to any of them in connection therewith, (b) any Grantor’s title to or right to transfer any of the Shared Collateral or (c) any other matter except as expressly set forth in this Agreement.

Section 7.03 Obligations Unconditional. All rights, interests, agreements and obligations of the Senior Representatives, the Senior Secured Parties, the Junior Priority Representatives and the Junior Priority Debt Parties hereunder shall remain in full force and effect irrespective of:

(a) any lack of validity or enforceability of any ABL Debt Document or any Term Priority Debt Document;

(b) any change in the time, manner or place of payment of, or in any other terms of, all or any of the ABL Obligations or Term Priority Debt Obligations, or any amendment or waiver or other modification, including any increase in the amount thereof, whether by course of conduct or otherwise, of the terms of the ABL Credit Agreement or any other ABL Debt Document, or of the First Lien Term Credit Agreement or any other Term Priority Debt Document;

(c) any exchange of any security interest in any Shared Collateral or any other collateral or any amendment, waiver or other modification, whether in writing or by course of conduct or otherwise, of all or any of the ABL Obligations or Term Priority Debt Obligations or any guarantee thereof;

(d) the commencement of any Insolvency or Liquidation Proceeding in respect of the Company or any other Grantor; or

(e) any other circumstances that otherwise might constitute a defense available to (i) the Company or any other Grantor in respect of the Senior Obligations (other than the Discharge of Senior Obligations subject to Sections 5.06 and 6.04) or (ii) any Junior Priority Representative or Junior Priority Debt Party in respect of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Conflicts. Subject to Section 8.22, in the event of any conflict between the provisions of this Agreement and the provisions of any ABL Debt Document or any Term Priority Debt Document, the provisions of this Agreement shall govern. Notwithstanding the foregoing, the relative rights and obligations of the First Lien Term Collateral Representative, the other Term Priority Representatives and the other Term Priority Debt Parties (as amongst themselves) with respect to any Shared Collateral shall be governed by the terms of each applicable First Lien Intercreditor Agreement and each applicable Junior Lien Intercreditor Agreement and in the event of any conflict between any such First Lien Intercreditor Agreement and/or any such Junior Lien Intercreditor Agreement, on the one hand, and this Agreement, on the other hand, as to such relative rights and obligations, the provisions of such First Lien Intercreditor Agreement or such Junior Lien Intercreditor Agreement, as applicable, shall control.

Section 8.02 Continuing Nature of this Agreement; Severability. Subject to Section 6.04, this Agreement shall continue to be effective until the earlier of the Discharge of ABL Obligations and the Discharge of Term Priority Debt Obligations. This is a continuing agreement of Lien subordination, and the Senior Secured Parties may continue, at any time and without notice to the Junior Priority Representatives or any Junior Priority Debt Party, to extend credit and other financial accommodations, issue Letters of Credit and lend monies to or for the benefit of the Company or any Subsidiary constituting Senior Obligations in reliance hereon. The terms of this Agreement shall survive and continue in full force and effect in any Insolvency or Liquidation Proceeding. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 8.03 Amendments; Waivers.

(a) No failure or delay on the part of any party hereto in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereto are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on any party hereto in any case shall entitle such party to any other or further notice or demand in similar or other circumstances.

(b) This Agreement may be amended, and may only be amended, in writing signed by each Representative (in each case, acting in accordance with the documents governing the applicable Debt Facility) and the Company. Any such amendment, supplement or waiver shall be in writing and shall be binding upon the Grantors, the ABL Secured Parties and the Term Priority Debt Parties and their respective successors and assigns.

(c) Notwithstanding the foregoing, without the consent of any Secured Party and the Company, any Representative may become a party hereto by execution and delivery of a Joinder Agreement in accordance with Section 8.09 of this Agreement and upon such execution and delivery, such Representative and the Secured Parties and ABL Obligations or Term Priority Debt Obligations, as applicable, of the Debt Facility for which such Representative is acting shall be subject to the terms hereof.

Section 8.04 Information Concerning Financial Condition of the Company and the Subsidiaries. The ABL Representative, the ABL Secured Parties, the Term Priority Representatives and the Term Priority Debt Parties shall each be responsible for keeping themselves informed of (a) the financial condition of the Company and its Subsidiaries and all endorsers or guarantors of the ABL Obligations or the Term Priority Debt Obligations and (b) all other circumstances bearing upon the risk of nonpayment of the ABL Obligations or the Term Priority Debt Obligations. The ABL Representative, the ABL Secured Parties, the Term Priority Representatives and the Term Priority Debt Parties shall have no duty to advise any other party hereunder of information known to it or them regarding such condition or any such circumstances or otherwise. In the event that the ABL Representative, any ABL Secured Party, any Term Priority Representative or any Term Priority Debt Party, in its sole discretion, undertakes at any time or from time to time to provide any such information to any other party, it shall be under no obligation to (i) make, and the ABL Representative, the ABL Secured Parties, the Term Priority Representatives and the Term Priority Debt Parties shall not make or be deemed to have made, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided, (ii) provide any additional information or to provide any such information on any subsequent occasion, (iii) undertake any investigation or (iv) disclose any information that, pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.

Section 8.05 Subrogation. Each Junior Priority Representative, for and on behalf of itself and each Junior Priority Debt Party represented by it, agrees that no payment to any Senior Representative or any Senior Secured Party pursuant to the provisions of this Agreement in respect of any Shared Collateral in which such Junior Priority Representative holds a Junior Priority Lien shall entitle any Junior Priority Representative or any other Junior Priority Debt Party to exercise any rights of subrogation in respect thereof until the Discharge of Senior Obligations has occurred.

Section 8.06 Application of Payments. Except as otherwise provided herein, all payments received by the ABL Secured Parties may be applied, reversed and reapplied, in whole or in part, to such part of the ABL Obligations as the ABL Secured Parties, in their sole discretion, deem appropriate, consistent and in accordance with the terms of the ABL Debt Documents. Except as otherwise provided herein, all payments received by the Term Priority Debt Parties may be applied, reversed and reapplied, in whole or in part, to such part of the Term Priority Debt Obligations as the Term Priority Debt Parties, in their sole discretion, deem appropriate, consistent and in accordance with the terms of the Term Priority Debt Documents. Except as otherwise provided herein, each Junior Priority Representative, on behalf of itself and each Junior Priority Debt Party under its Junior Priority Debt Facility, assents to any such extension or postponement of the time of payment of the Senior Obligations or any part thereof and to any other indulgence with respect thereto, to any substitution, exchange or release of any security that may at any time secure any part of the Senior Obligations and to the addition or release of any other Person primarily or secondarily liable therefor. Notwithstanding the foregoing, solely as between the Term Priority Debt Parties, but subject to the terms set forth in this Agreement, the terms of each applicable First Lien Intercreditor Agreement (if then in effect) and each applicable Junior Lien Intercreditor Agreement shall govern the application of payments as amongst the Term Priority Debt Parties.

Section 8.07 Additional Grantors. The Company agrees that, if any Subsidiary shall become a Grantor or guarantees any Secured Obligations after the date hereof pursuant to the requirements set forth in any applicable Debt Documents, it will promptly cause such Subsidiary to become party hereto by executing and delivering an instrument in the form of Annex I. Upon such execution and delivery, such Subsidiary will become a Grantor hereunder with the same force and effect as if originally named as a Grantor herein. The execution and delivery of such instrument shall not require the consent of any other party hereunder, and will be acknowledged by the ABL Representative and the Designated Term Priority Representative. The rights and obligations of each Grantor hereunder shall remain in full force and effect notwithstanding the addition of any new Grantor as a party to this Agreement.

Section 8.08 Dealings with Grantors. Upon any application or demand by the Company or any Grantor to any Representative to take any action under any of the provisions of this Agreement or under any Collateral Document (if such action is subject to the provisions hereof), at the reasonable written request of such Representative, the Company or such Grantor, as appropriate, shall furnish to such Representative a certificate of an Authorized Officer thereof (an “Officer’s Certificate”) stating that all conditions precedent, if any, expressly provided for in this Agreement or such Collateral Document, as the case may be, relating to the proposed action have been complied with or waived, except (a) that in the case of any such application or demand as to which the furnishing of such documents is specifically required by any provision of this Agreement or any Collateral Document relating to such particular application or demand, no additional certificate or opinion need be furnished or (b) conditions that require the approval or satisfaction of any other Person or require actions not in the Company’s or any Grantor’s control.

Section 8.09 Additional Debt Facilities. To the extent, but only to the extent, permitted by the provisions of the then extant ABL Debt Documents and Term Priority Debt Documents, the Company may incur or issue and sell one or more series or classes of Additional Junior Priority Term Debt and one or more series or classes of Additional First Priority Term Debt. Any such additional class or series of Additional Junior Priority Term Debt (the “Junior Priority Term Class Debt”) may be secured by a second priority or third priority (or lower priority), subordinated Lien on Shared Collateral, in each case under and pursuant to the relevant Term Collateral Documents for such Junior Priority Term Class Debt, if and subject to the condition that the Representative of any such Junior Priority Term Class Debt (each, a “Junior Priority Term Class Debt Representative”), acting on behalf of the holders of such Junior Priority Term Class Debt (such Representative and holders in respect of any Junior Priority Term Class Debt being referred to as the “Junior Priority Term Class Debt Parties”), becomes a party to this Agreement by satisfying conditions (i) through (iii), as applicable, of the immediately succeeding paragraph. Any such additional class or series of Additional First Priority Term Debt (the “First Priority Term Class Debt”; and the First Priority Term Class Debt and Junior Priority Term Class Debt, collectively, the “Class Debt”) may be secured by a Lien on Shared Collateral, in each case under and pursuant to the relevant Term Collateral Documents, if and subject to the condition that the Representative of any such First Priority Term Class Debt (each, a “First Priority Term Class Debt Representative;” and the First Priority Term Class Debt Representatives and Junior Priority Term Class Debt Representatives, collectively, the “Class Debt Representatives”), acting on behalf of the holders of such First Priority Term Class Debt (such Representative and holders in respect of any such First Priority Term Class Debt being referred to as the “First Priority Term Class Debt Parties”; and the First Priority Term Class Debt Parties and Junior Priority Term Class Debt Parties, collectively, the “Class Debt Parties”), becomes a party to this Agreement by satisfying the conditions set forth in clauses (i) through (iii), as applicable, of the immediately succeeding paragraph. In order for a Class Debt Representative to become a party to this Agreement:

(i) such Class Debt Representative shall have executed and delivered to the ABL Representative and the Designated Term Priority Representative a Joinder Agreement substantially in the form of Annex II (if such Class Debt Representative is a Junior Priority Term Class Debt Representative) or Annex III (if such Class Debt Representative is a First Priority Term Class Debt Representative) (with such changes as may be reasonably approved by the ABL Representative, the Designated Term Priority Representative and such Class Debt Representative) pursuant to which it becomes a Representative hereunder, and the Class Debt in respect of which such Class Debt Representative is the Representative constitutes Additional First Priority Term Debt or Additional Junior Priority Term Debt, as applicable, and the related Class Debt Parties become subject hereto and bound hereby as Additional Term Priority Debt Parties;

(ii) the Company (a) shall have delivered to the ABL Representative and the Designated Term Priority Representative an Officer’s Certificate identifying the obligations to be designated as Additional First Priority Term Debt or Additional Junior Priority Term Debt, as applicable, and the initial aggregate principal amount or face amount thereof and certifying that such obligations are permitted under each Debt Document then in effect to be incurred and secured (I) in the case of Additional First Priority Term Debt, on a pari passu or junior basis to the First Lien Term Credit Agreement Obligations and on a senior basis to any Additional Junior Priority Term Debt, (II) in the case of Additional Junior Priority Term Debt, on a junior basis to the First Priority Term Debt, (III) on a senior basis to the ABL Obligations with respect to the Term Priority Collateral and (IV) on a junior basis to the ABL Obligations with respect to the ABL Priority Collateral and (b) if requested, shall have delivered true and complete copies of each of the material Term Priority Debt Documents (in each case, other than any fee or side letters) relating to such Class Debt, certified as being true and correct by an Authorized Officer of the Company; and

(iii) the Term Priority Debt Documents relating to such Class Debt shall provide that each Class Debt Party with respect to such Class Debt will be subject to and bound by the provisions of this Agreement in its capacity as a holder of such Class Debt.

Section 8.10 Refinancings. The ABL Obligations and the Term Priority Debt Obligation may be refinanced or replaced, in whole or in part, in each case, without notice to, or the consent (except to the extent a consent is otherwise required to permit the refinancing or replacement transaction under any Senior Debt Document or any Junior Priority Debt Document) of any Representative or any Secured Party, all without affecting the Lien priorities provided for herein or the other provisions hereof; provided that, if secured, any such refinancing or replacement debt shall satisfy the requirements of Section 8.09. The Designated Junior Priority Representative hereby agrees that at the request of the Company, in connection with refinancing or replacement of Senior Obligations in accordance with Section 5.06 (“Replacement Senior Obligations”), it will enter into a customary agreement with the agent for the Replacement Senior Obligations containing terms and conditions substantially similar to the terms and conditions of this Agreement or otherwise terms and conditions that are customary.

Section 8.11 Consent to Jurisdiction; Waivers. Each Representative, on behalf of itself and the Secured Parties of the Debt Facility for which it is acting, irrevocably and unconditionally:

(a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the Collateral Documents, or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, in each case sitting in New York City in the Borough of Manhattan, and any appellate court from any thereof;

(b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Person at its address set forth in Section 8.12 or at such other address of which the other parties hereto shall have been notified pursuant to Section 8.12;

(d) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(e) waives, to the maximum extent not prohibited by Applicable Law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 8.11 any special, exemplary, punitive or consequential damages.

Section 8.12 Notices. All notices, requests, demands and other communications provided for or permitted hereunder shall be in writing and shall be sent:

(i) if to the Company or any Grantor, to the Company, at its address at:

Cott Corporation

Corporation Center III

4221 W. Boy Scout Blvd., Suite 400

Tampa, Florida 33607-5736

Attention: Shane Perkey, Treasurer

Facsimile No.: 813.881.1914

with a copy (which shall not constitute notice) to:

Cott Corporation

Corporation Center III

4221 W. Boy Scout Blvd., Suite 400

Tampa, Florida 33607-5736

Attention: Marni Morgan Poe, General Counsel

Facsimile No.: 813.881.1923

(ii) if to the ABL Representative, to it at:

JPMorgan Chase Bank, N.A.

925 Westchester Avenue, 3rd Floor

White Plains, NY 10604

Attention: Donna DiForio

Facsimile No.: 914.949.4871

E-mail: donna.diforio@jpmorgan.com

with a copy (which shall not constitute notice) to:

JPMorgan Chase Bank, N.A.

1300 East Ninth Street, Floor 13

Cleveland, OH 44114-1573

Attention: Michael McCullough

Facsimile No.: 216.781.2071

E-mail: michael.f.mccullough@jpmorgan.com

(iii) if to the First Lien Term Collateral Representative to it at:

[ ]

with a copy (which shall not constitute notice) to:

[ ]

(iv) if to any other Representative, to it at the address specified by it in the Joinder Agreement delivered by it pursuant to Section 8.09.

Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given shall be in writing and, may be personally served, telecopied, electronically mailed or sent by courier service or U.S. mail and shall be deemed to have been given when delivered in person or by courier service, upon receipt of a telecopy or electronic mail or upon receipt via U.S. mail (registered or certified, with postage prepaid and properly addressed). For the purposes hereof, the addresses of the parties hereto shall be as set forth above or, as to each party, at such other address as may be designated by such party in a written notice to all of the other parties.

Section 8.13 Further Assurances. Each Senior Representative, on behalf of itself and each Senior Secured Party under the Senior Facility for which it is acting, each Junior Priority Representative, on behalf of itself, and each Junior Priority Debt Party under its Junior Priority Debt Facility, agrees that it will, at the Grantors’ expense, take such further action and shall execute and deliver such additional documents and instruments (in recordable form, if requested) as the other parties hereto may reasonably request to effectuate the terms of, and the Lien priorities contemplated by, this Agreement.

Section 8.14 GOVERNING LAW; WAIVER OF JURY TRIAL.

(a) THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b) EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE (TO THE EXTENT PERMITTED BY APPLICABLE LAW) TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT, ANY SENIOR DEBT DOCUMENT OR ANY JUNIOR PRIORITY DEBT DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

Section 8.15 Binding on Successors and Assigns. This Agreement shall be binding upon the Senior Representatives, the Senior Secured Parties, the Junior Priority Representatives, the Junior Priority Debt Parties, the Company, the other Grantors party hereto and their respective successors and assigns.

Section 8.16 Section Titles. The section titles contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of this Agreement.

Section 8.17 Counterparts. This Agreement may be executed in one or more counterparts, including by means of facsimile or other electronic method, each of which shall be an original and all of which shall together constitute one and the same document. Delivery of an executed signature page to this Agreement by facsimile or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 8.18 Authorization. By its signature, each Person executing this Agreement on behalf of a party hereto represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement. The ABL Representative represents and warrants that this Agreement is binding upon the ABL Credit Agreement Secured Parties. The First Lien Term Collateral Representative represents and warrants that this Agreement is binding upon the First Lien Term Credit Agreement Secured Parties.

Section 8.19 No Third Party Beneficiaries; Successors and Assigns. The lien priorities set forth in this Agreement and the rights and benefits hereunder in respect of such lien priorities shall inure solely to the benefit of the ABL Representative, the ABL Secured Parties, the Term Priority Representatives, the Term Priority Debt Parties, the Grantors and their respective permitted successors and assigns, and no other Person (including any trustee, receiver, debtor in possession or bankruptcy estate in a bankruptcy or like proceeding) shall have or be entitled to assert such rights. Nothing in this Agreement is intended to or shall impair the rights or obligations of the Company or any other Grantor, which obligations are absolute and unconditional, to pay the Senior Obligations and the Junior Priority Debt Obligations as and when the same shall become due and payable in accordance with their terms.

Section 8.20 Effectiveness. This Agreement shall become effective when executed and delivered by the parties hereto.

Section 8.21 Collateral Agent [Security Trustee] and Representative. It is understood and agreed that (a) the ABL Representative is entering into this Agreement in its capacity as administrative agent, [security trustee] and administrative collateral agent under the ABL Credit Agreement and the provisions of Article VIII of the ABL Credit Agreement applicable to the Agents (as defined therein) thereunder shall also apply to the ABL Representative hereunder and (b) the First Lien Term Collateral Representative is entering into this Agreement in its capacity as administrative agent and collateral agent under the First Lien Term Credit Agreement and the provisions of Section 12 of the First Lien Term Credit Agreement applicable to the Agents (as defined therein) thereunder shall also apply to the First Lien Term Collateral Representative hereunder.

Section 8.22 Relative Rights. Notwithstanding anything in this Agreement to the contrary (except to the extent contemplated by Section 5.01(a), 5.01(d) or 5.03(d) with respect to Junior Priority Debt Documents), nothing in this Agreement is intended to or will (a) amend, waive or otherwise modify the provisions of the ABL Credit Agreement, any other ABL Debt Document, the First Lien Term Credit Agreement or any other Term Priority Debt Document, (b) change the relative priorities of the ABL Obligations or the Liens granted under the ABL Collateral Documents on the Shared Collateral (or any other assets) as among the ABL Secured Parties, (c) change the relative priorities of the Term Priority Debt Obligations or the Liens granted under the Term Collateral Documents on the Shared Collateral (or any other assets) as among the Term Priority Debt Parties, (d) otherwise change the relative rights of the Senior Secured Parties in respect of the Shared Collateral as among such Senior Secured Parties or (e) obligate the Company or any other Grantor to take any action, or fail to take any action, that would otherwise constitute a breach of, or default under, the ABL Credit Agreement, any other ABL Debt Document, the First Lien Term Credit Agreement or any other Term Priority Debt Document.

Section 8.23 Survival of Agreement. All covenants, agreements, representations and warranties made by any party in this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement.

Section 8.24 Foreign Collateral Matters. The ABL Representative, the ABL Administrative Agent, the ABL Secured Parties, the First Lien Term Collateral Representative, the First Lien Term Credit Agreement Administrative Agent, the First Lien Term Secured Parties, the Company and each other Grantors hereby acknowledge and agree that:

(a) (i) Grantors that are not organized under the laws of the United States or a political subdivision thereof (the “Foreign Loan Parties”) have granted security interests in the Shared Collateral of such Foreign Loan Parties and (ii) certain Grantors organized under the laws of the United States or a political subdivision thereof have granted security interests in certain foreign pledged collateral (such Collateral and foreign pledged collateral, collectively, the “Foreign Collateral”), in the case of each of clause (i) and clause (ii) above, to secure certain ABL Obligations and Term Priority Debt Obligation of such Foreign Loan Parties pursuant to the terms of the ABL Collateral Documents and the Term Collateral Documents.

(b) It is the intention of the parties hereto that (i) the Foreign Collateral shall be subject to terms of this Agreement, (ii) any Proceeds with respect to the Foreign Collateral constituting ABL Priority Collateral (“Foreign ABL Priority Collateral”) and with respect to Foreign Collateral constituting Term Priority Collateral (“Foreign Term Priority Collateral”) in each case shall be applied in accordance with Section 4.01 of this Agreement to the same extent as all other ABL Priority Collateral and Term Priority Collateral hereunder are so applied, (iii) notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens securing the ABL Obligations granted on the Foreign Collateral or of any Liens securing the Term Priority Debt Obligations granted on the Foreign Collateral, and notwithstanding any provision of the security code of any jurisdiction, or any other applicable law or the ABL Debt Documents or Term Priority Debt Documents or any defect or deficiencies in, or failure to perfect any such Liens or any other circumstance whatsoever, the ranking of the Foreign ABL Priority Collateral and Foreign Term Priority Collateral shall be consistent with the ranking set forth in Section 2.01 of this Agreement with respect to all other ABL Priority Collateral and Term Priority Collateral hereunder, as applicable, (iv) notwithstanding that Liens on the Foreign Term Priority Collateral and Liens on the Foreign ABL Priority Collateral may (A) have legally the same ranking due to mandatory legal in-rem provisions governing such Foreign Term Priority Collateral and Foreign ABL Priority Collateral, respectively, or (B) have been perfected in an order contrary to the contemplated ranking as set out in this Agreement, the contractual ranking of the Liens on the Foreign Term Priority Collateral and Liens on the Foreign ABL Priority Collateral shall be consistent with the ranking set forth in Section 2.01 and other provisions of this Agreement, and (v) all the other terms and provisions of this Agreement with respect to Collateral be applicable to such Foreign Collateral.

[Remainder of page intentionally left blank]

POSTING VERSION

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

JPMORGAN CHASE BANK, N.A., as ABL Representative and ABL Administrative Agent

By:
Name:
Title:

DEUTSCHE BANK AG NEW YORK BRANCH,
as First Lien Term Credit Agreement Administrative Agent and First Lien Term Collateral Representative

By:
Name:
Title:

[Signature Page to ABL Intercreditor Agreement]

Acknowledged and Agreed to by:

COTT CORPORATION,
as a Grantor

By:
Name:
Title:

[__],
as a Grantor

By:
Name:
Title:

[__],
as a Grantor

By:
Name:
Title:

[Add other Grantors],
as a Grantor

By:
Name:
Title:

[Signature Page to ABL Intercreditor Agreement]

ANNEX I

SUPPLEMENT (this “Supplement”) dated as of [_________], 20[__], to the ABL INTERCREDITOR AGREEMENT dated as of [_] [_], 2020 (the “ABL Intercreditor Agreement”), among JPMORGAN CHASE BANK, N.A, as ABL Representative and ABL Credit Agreement Administrative Agent under the ABL Credit Agreement, DEUTSCHE BANK AG NEW YORK BRANCH, as First Lien Term Collateral Representative and First Lien Term Credit Agreement Administrative Agent under the First Lien Term Credit Agreement and the additional Representatives from time to time party thereto, and acknowledged and agreed to by Cott Corporation, a corporation organized under the laws of Canada (the “Company”), and the other Grantors (as defined therein) from time to time party thereto.

A. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the ABL Intercreditor Agreement.

B. The Grantors have entered into the ABL Intercreditor Agreement. Pursuant to the ABL Credit Agreement, the First Lien Term Credit Agreement and certain Additional Term Priority Debt Documents, certain newly acquired or organized Subsidiaries of the Company are required to enter into the ABL Intercreditor Agreement. Section 8.07 of the ABL Intercreditor Agreement provides that such Subsidiaries may become party to the ABL Intercreditor Agreement by execution and delivery of an instrument in the form of this Supplement. The undersigned Subsidiary (the “New Grantor”) is executing this Supplement in accordance with the requirements of the ABL Credit Agreement, the First Lien Term Credit Agreement and the Additional Term Priority Debt Documents, as applicable.

Accordingly, the ABL Representative, the Designated Term Priority Representative and the New Grantor agree as follows:

Section 1. In accordance with Section 8.07 of the ABL Intercreditor Agreement, the New Grantor by its signature below becomes a Grantor under the ABL Intercreditor Agreement with the same force and effect as if originally named therein as a Grantor, and the New Grantor hereby agrees to all the terms and provisions of the ABL Intercreditor Agreement applicable to it as a Grantor thereunder. Each reference to a “Grantor” in the ABL Intercreditor Agreement shall be deemed to include the New Grantor. The ABL Intercreditor Agreement is hereby incorporated herein by reference.

Section 2. The New Grantor represents and warrants on the date hereof to the ABL Representative and the other Secured Parties that this Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by Bankruptcy Laws and by general principles of equity.

Section 3. This Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Supplement shall become effective when the ABL Representative and the Designated Term Priority Representative shall have received a counterpart of this Supplement that bears the signature of the New Grantor. Delivery of an executed signature page to this Supplement by facsimile transmission or other electronic method shall be as effective as delivery of a manually signed counterpart of this Supplement.

Annex I - i

Section 4. Except as expressly supplemented hereby, the ABL Intercreditor Agreement shall remain in full force and effect.

Section 5. THIS SUPPLEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

Section 6. In case any one or more of the provisions contained in this Supplement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the ABL Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 7. All communications and notices hereunder shall be in writing and given as provided in Section 8.12 of the ABL Intercreditor Agreement. All communications and notices hereunder to the New Grantor shall be given to it in care of the Company as specified in the ABL Intercreditor Agreement.

[remainder of page intentionally left blank]

Annex I - ii

IN WITNESS WHEREOF, the New Grantor, the ABL Representative and the Designated Term Priority Representative have duly executed this Supplement to the ABL Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW SUBSIDIARY GRANTOR]

By:

Name:
Title:

Acknowledged by:

JPMORGAN CHASE BANK, N.A, as ABL Representative

By:

Name:
Title:

DEUTSCHE BANK AG NEW YORK BRANCH, as Designated Term Priority Representative

By:

Name:
Title:

Annex I - iii

POSTING VERSION

ANNEX II

[FORM OF] JUNIOR PRIORITY TERM CLASS DEBT REPRESENTATIVE SUPPLEMENT (this “Representative Supplement”) dated as of [_____], 20[__] to the ABL INTERCREDITOR AGREEMENT dated as of [_] [_], 2020 (the “ABL Intercreditor Agreement”), among JPMORGAN CHASE BANK, N.A as ABL Representative and ABL Credit Agreement Administrative Agent under the ABL Credit Agreement, DEUTSCHE BANK AG NEW YORK BRANCH, as First Lien Term Collateral Representative and First Lien Term Credit Agreement Administrative Agent under the First Lien Term Credit Agreement and the additional Representatives from time to time party thereto, and acknowledged and agreed to by Cott Corporation, a corporation organized under the laws of Canada (the “Company”), and the other Grantors (as defined therein) from time to time party thereto.

A. Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the ABL Intercreditor Agreement.

B. As a condition to the ability of the Company to incur Junior Priority Term Class Debt after the date of the ABL Intercreditor Agreement and to secure such Junior Priority Term Class Debt with the Junior Priority Lien and to have such Junior Priority Term Class Debt guaranteed by the Grantors, in each case under and pursuant to the Junior Priority Collateral Documents relating thereto, the Junior Priority Term Class Debt Representative in respect of such Junior Priority Term Class Debt is required to become a Representative under, and such Junior Priority Term Class Debt and the Junior Priority Term Class Debt Parties in respect thereof are required to become subject to and bound by, the ABL Intercreditor Agreement. Section 8.09 of the ABL Intercreditor Agreement provides that such Junior Priority Term Class Debt Representative may become a Representative under, and such Junior Priority Term Class Debt and such Junior Priority Term Class Debt Parties may become subject to and bound by, the ABL Intercreditor Agreement as Additional Term Priority Debt Obligations and Additional Term Priority Debt Parties, respectively, pursuant to the execution and delivery by the Junior Priority Term Class Debt Representative of an instrument in the form of this Representative Supplement and the satisfaction of the other conditions precedent set forth in Section 8.09 of the ABL Intercreditor Agreement. The undersigned Junior Priority Term Class Debt Representative (the “New Representative”) is executing this Representative Supplement in accordance with the requirements of the ABL Debt Documents and the Term Priority Debt Documents.

Accordingly, the ABL Representative, the Designated Term Priority Representative, the Company and the New Representative agree as follows:

Section 1. In accordance with Section 8.09 of the ABL Intercreditor Agreement, the New Representative by its signature below becomes a Representative and a Junior Priority Term Class Debt Representative, in each case, under, and the related Junior Priority Term Class Debt and Junior Priority Term Class Debt Parties become subject to and bound by, the ABL Intercreditor Agreement as Additional Term Priority Debt Obligations and Additional Term Priority Debt Parties, respectively, with the same force and effect as if the New Representative had originally been named therein as a Representative, and the New Representative, on behalf of itself and such Junior Priority Term Class Debt Parties, hereby agrees to all the terms and provisions of the ABL Intercreditor Agreement applicable to it as a Term Priority Representative and to the

Annex II - i

Junior Priority Term Class Debt Parties that it represents as Term Priority Debt Parties. Each reference to a “Representative” or “Term Priority Representative” in the ABL Intercreditor Agreement shall be deemed to include the New Representative. The ABL Intercreditor Agreement is hereby incorporated herein by reference.

Section 2. The New Representative represents and warrants on the date hereof to the ABL Representative, the Designated Term Priority Representative and the other Secured Parties that (i) it has full power and authority to enter into this Representative Supplement, in its capacity as [agent] [trustee], (ii) this Representative Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of such Agreement and (iii) the Term Priority Debt Documents relating to such Junior Priority Term Class Debt provide that, upon the New Representative’s entry into this Agreement, the Junior Priority Term Class Debt Parties in respect of such Junior Priority Term Class Debt will be subject to and bound by the provisions of the ABL Intercreditor Agreement as Term Priority Debt Parties.

Section 3. This Representative Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Representative Supplement shall become effective when the ABL Representative and the Designated Term Priority Representative shall have received a counterpart of this Representative Supplement that bears the signature of the New Representative. Delivery of an executed signature page to this Representative Supplement by facsimile transmission or other electronic method shall be effective as delivery of a manually signed counterpart of this Representative Supplement.

Section 4. Except as expressly supplemented hereby, the ABL Intercreditor Agreement shall remain in full force and effect.

Section 5. THIS REPRESENTATIVE SUPPLEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

Section 6. In case any one or more of the provisions contained in this Representative Supplement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the ABL Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 7. All communications and notices hereunder shall be in writing and given as provided in Section 8.12 of the ABL Intercreditor Agreement. All communications and notices hereunder to the New Representative shall be given to it at the address set forth below its signature hereto.

Annex II - ii

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Annex II - iii

IN WITNESS WHEREOF, the New Representative, the ABL Representative, the Designated Term Priority Representative and the Company have duly executed this Representative Supplement to the ABL Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW REPRESENTATIVE], as [ ] for the holders of [ ]

By:
Name:
Title:

Address for notices:

Attention of:
Telecopy:

JPMORGAN CHASE BANK, N.A, as ABL Representative

By:
Name:
Title:

JPMORGAN CHASE BANK, N.A, as ABL Representative

By:
Name:
Title:

DEUTSCHE BANK AG NEW YORK BRANCH, as Designated Term Priority Representative

By:
Name:
Title:

Annex II - iv

COTT CORPORATION, as the Company

By:
Name:
Title:

Annex II - v

ANNEX III

[FORM OF] FIRST PRIORITY TERM CLASS DEBT REPRESENTATIVE SUPPLEMENT (this “Representative Supplement”) dated as of [_______], 20[__] to the ABL INTERCREDITOR AGREEMENT dated as of [_] [_], 2020 (the “ABL Intercreditor Agreement”), among JPMORGAN CHASE BANK, N.A, as ABL Representative and ABL Credit Agreement Administrative Agent under the ABL Credit Agreement, DEUTSCHE BANK AG NEW YORK BRANCH, as First Lien Term Collateral Representative and First Lien Term Credit Agreement Administrative Agent under the First Lien Term Credit Agreement and the additional Representatives from time to time party thereto, and acknowledged and agreed to by Cott Corporation, a corporation organized under the laws of Canada (the “Company”) and the other Grantors (as defined therein) from time to time party thereto.

A. Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the ABL Intercreditor Agreement.

B. As a condition to the ability of the Company to incur First Priority Term Class Debt after the date of the ABL Intercreditor Agreement and to secure such First Priority Term Class Debt with the Senior Lien and to have such First Priority Term Class Debt guaranteed by the Grantors on a senior basis, in each case under and pursuant to the Senior Collateral Documents relating thereto, the First Priority Term Class Debt Representative in respect of such First Priority Term Class Debt is required to become a Representative under, and such First Priority Term Class Debt and the First Priority Term Class Debt Parties in respect thereof are required to become subject to and bound by, the ABL Intercreditor Agreement. Section 8.09 of the ABL Intercreditor Agreement provides that such First Priority Term Class Debt Representative may become a Representative under, and such First Priority Term Class Debt and such First Priority Term Class Debt Parties may become subject to and bound by, the ABL Intercreditor Agreement as Additional First Priority Term Debt Obligations and Additional Term Priority Debt Parties, respectively, pursuant to the execution and delivery by the First Priority Term Class Debt Representative of an instrument in the form of this Representative Supplement and the satisfaction of the other conditions precedent set forth in Section 8.09 of the ABL Intercreditor Agreement. The undersigned First Priority Term Class Debt Representative (the “New Representative”) is executing this Representative Supplement in accordance with the requirements of the ABL Debt Documents and the Term Priority Debt Documents.

Accordingly, the ABL Representative, the Designated Term Priority Representative, the Company and the New Representative agree as follows:

Section 1. In accordance with Section 8.09 of the ABL Intercreditor Agreement, the New Representative by its signature below becomes a Representative and a First Priority Term Class Debt Representative under, and the related First Priority Term Class Debt and First Priority Term Class Debt Parties become subject to and bound by, the ABL Intercreditor Agreement as Additional Term Priority Debt Obligations and Additional Term Priority Debt Parties, respectively, with the same force and effect as if the New Representative had originally been named therein as a Representative, and the New Representative, on behalf of itself and such First Priority Term Class Debt Parties, hereby agrees to all the terms and provisions of the ABL Intercreditor Agreement applicable to it as a Term Priority Representative and to the First Priority

Annex III - i

Term Class Debt Parties that it represents as Additional Term Priority Debt Parties. Each reference to a “Representative” or “Term Priority Representative” in the ABL Intercreditor Agreement shall be deemed to include the New Representative. The ABL Intercreditor Agreement is hereby incorporated herein by reference.

Section 2. The New Representative represents and warrants as of the date hereof to the ABL Representative, the Designated Term Priority Representative and the other Secured Parties that (i) it has full power and authority to enter into this Representative Supplement, in its capacity as [agent] [trustee], (ii) this Representative Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of such Agreement and (iii) the Term Priority Debt Documents relating to such First Priority Term Class Debt provide that, upon the New Representative’s entry into this Agreement, the First Priority Term Class Debt Parties in respect of such First Priority Term Class Debt will be subject to and bound by the provisions of the ABL Intercreditor Agreement as Term Priority Debt Parties.

Section 3. This Representative Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Representative Supplement shall become effective when the ABL Representative and the Designated Term Priority Representative shall have received a counterpart of this Representative Supplement that bears the signature of the New Representative. Delivery of an executed signature page to this Representative Supplement by facsimile transmission or other electronic method shall be effective as delivery of a manually signed counterpart of this Representative Supplement.

Section 4. Except as expressly supplemented hereby, the ABL Intercreditor Agreement shall remain in full force and effect.

Section 5. THIS REPRESENTATIVE SUPPLEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

Section 6. In case any one or more of the provisions contained in this Representative Supplement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the ABL Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 7. All communications and notices hereunder shall be in writing and given as provided in Section 8.12 of the ABL Intercreditor Agreement. All communications and notices hereunder to the New Representative shall be given to it at the address set forth below its signature hereto.

Annex III - ii

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Annex III - iii

IN WITNESS WHEREOF, New Representative, the ABL Representative, the Designated Term Priority Representative and the Company have duly executed this Representative Supplement to the ABL Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW REPRESENTATIVE], as [ ] for the holders of [ ]

By:
Name:
Title:

Address for notices:

Attention of:
Telecopy:

JPMORGAN CHASE BANK, N.A, as ABL Representative

By:
Name:
Title:

DEUTSCHE BANK AG NEW YORK BRANCH, as Designated Term Priority Representative

By:
Name:
Title:

Annex III - iv

COTT CORPORATION, as the Company

By:

Name:
Title:

Annex III - v